

CARNIVAL PLC

Annual Report
Year Ended November 30, 2025

The Carnival plc Annual Report comprises the Strategic Report, Carnival plc consolidated Group and Company Financial Statements, the DLC Financial Statements and certain parts of the Proxy Statement, including its Annexes (the "Proxy Statement").

The Directors consider that, within the Carnival Corporation and Carnival plc dual listed company ("DLC") arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the Carnival Corporation & plc U.S. GAAP consolidated financial statements ("DLC Financial Statements"). Accordingly, the DLC Financial Statements are included as part of the Carnival plc Annual Report.

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including statements concerning future results, operations, strategy, outlooks, plans, goals, reputation, cash flows, liquidity and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "depends," "expect," "goal," "aspiration," "anticipate," "forecast," "project," "future," "intend," "plan," "estimate," "target," "indicate," "outlook," and similar expressions of future intent or the negative of such terms.

Forward-looking statements include, but are not limited to, statements that relate to our outlook and financial position, as well as, statements regarding:

- Pricing
- Booking levels
- Occupancy
- Interest, tax and fuel expenses
- Currency exchange rates
- Goodwill, ship and trademark fair values

- Liquidity and credit ratings
- Investment grade leverage metrics
- Dividends
- Estimates of ship depreciable lives and residual values
- Adjusted return on invested capital ("ROIC")
- The proposed unification and redomiciliation transactions

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this Strategic Report. This Strategic Report contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals (including emissions and environmental-related matters). In addition, historical, current, and forward-looking sustainability-related statements may be based on standards and tools for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions and predictions that are subject to change in the future and may not be generally shared.

Adjusted ROIC provides additional information to us and investors about our operating performance relative to the capital we have invested in the company. We define adjusted ROIC as the twelve-month adjusted net income (loss) before interest expense and interest income divided by the monthly average of debt plus equity minus construction-in-progress, excess cash, goodwill and intangibles.

Strategic Report

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's business strategy is by reference to the consolidated strategy of Carnival Corporation & plc. Accordingly, this Strategic Report presents the required strategy and business review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

CARNIVAL PLC ANNUAL REPORT	PAGE NO.

The Carnival plc Annual Report has been submitted to the National Storage Mechanism in European Single Electronic Format ("ESEF") and is available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism and will be included in the Annual Meeting materials available to the Carnival plc shareholders. Only the Carnival plc Annual Report in ESEF is the official version for the purposes of the ESEF Regulation. The Form 10-K is not set forth within this document but is available for viewing at www.carnivalcorp.com or www.carnivalplc.com.

2025 Executive Overview

2025 was another strong year that exceeded expectations, setting new records across our business and achieving more milestones, including:

- Record revenues of $26.6 billion
- All-time high operating income of $4.5 billion, up 25% compared to the prior year
- Achieved the highest adjusted return on invested capital ("ROIC") in 19 years
- Record booking trends with continued strong close-in demand throughout the year
- Ended 2025 with record year-end customer deposits, up nearly 7% year over year

In 2025, we made significant progress strengthening our balance sheet. In December 2025, we successfully completed our $19 billion refinancing plan in less than a year and reduced total debt by over $10 billion since our peak in January 2023. In addition, we surpassed our investment grade leverage metric threshold. These accomplishments enabled us to reinstate our dividend, reflecting both our confidence in the durability of our cash generation and the improvements we have made to our balance sheet.

Looking forward, we are well-positioned to create even greater shareholder value over time as we continue to reinvest in our future. This will be driven by our focus on driving commercial excellence, disciplined newbuild strategy, our expansion of return-generating ship enhancement initiatives across some of our cruise lines and our exclusive destination development program.

We continue to strengthen our demand generating efforts to position ourselves for success in 2026 and beyond. Our world-class cruise lines are refining their focus on target markets, sharpening marketing messages and reaching target consumers more efficiently. We are also enhancing our commercial strategies by leveraging AI to improve marketing effectiveness, deliver personalized experiences and drive efficiency gains across all our cruise lines. Together, we believe these initiatives will increase same ship revenues, drive margins and returns higher over time and help to close the price-to-value gap we offer versus land-based alternatives.

In 2025, we opened our game-changing new exclusive destination, Celebration Key, Grand Bahama, which has already hosted more than one million guests since its July opening. We will continue to build on the success of Celebration Key through planned expansions at some of our other Paradise Collection properties, including RelaxAway, Half Moon Cay and Isla Tropicale (formerly Mahogany Bay) in 2026. In addition, we recently announced the development of Ensenada Bay Village — *Treasures of Baja*. This destination will showcase the natural beauty of Baja California, Mexico through a blend of adventure, culture and relaxation experiences while benefitting our west coast deployments.

During 2025, we also continued making progress towards our sustainability goals. We reached our 2030 goal ahead of schedule, cutting greenhouse gas emissions intensity by over 20% relative to our 2019 baseline. Separately, our Less Left Over strategy helped reduce food waste by over 47%, edging closer to our 50% target set for 2030.

In addition, we continue to take actions that will strengthen our ability to deliver long-term shareholder value. We recently announced that our Boards of Directors recommends unifying our dual listed company under a single corporate entity to streamline governance and reporting. This would also create a single global share price, reduce administrative costs and is expected to increase liquidity and weighting in major U.S. stock indexes.

Together in 2025, we delivered unforgettable happiness to over 13.5 million people around the world by providing them with extraordinary cruise vacations while honoring the integrity of every ocean we sail, place we visit and life we touch. We are grateful for the efforts of our over 160,000 hard-working and dedicated team members who delivered incredible results this year and have set us up well for another step forward in 2026.

1. **Business**.

A. **Overview**

   I. **Summary**

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Carnival Corporation and Carnival plc operate a dual listed company ("DLC") whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as if they are a single economic enterprise with a single executive management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation and Carnival plc are both public companies with separate stock exchange listings and their own shareholders. Together with their consolidated subsidiaries, Carnival Corporation and Carnival plc are referred to collectively in this Strategic Report as "Carnival Corporation & plc," "company," "our," "us" and "we." We are the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises, Princess Cruises and Seabourn. During 2025, we sunset the P&O Cruises (Australia) brand and folded its Australia operations into Carnival Cruise Line.

Following a review of the corporate structure, the Boards of Directors of Carnival Corporation and Carnival plc recommended unifying the dual listed company under a single corporate entity, Carnival Corporation, listed solely on the New York Stock Exchange, with Carnival plc as its wholly-owned UK subsidiary. Under this plan, Carnival plc shareholders would receive Carnival Corporation shares on a one-for-one basis, and Carnival plc shares and American Depositary Receipts would be de-listed from both the London Stock Exchange and the New York Stock Exchange, respectively. Carnival Corporation also proposes shifting its legal incorporation from Panama to Bermuda under the name Carnival Corporation Ltd., a jurisdiction widely recognized and aligned with international financial standards. There will be no material changes to the company's business fundamentals, including strategy, underlying assets and operations or to the company's commitment to the vital UK market. The unification and legal incorporation in Bermuda are expected to preserve key shareholder voting and economic rights.

These proposals will be subject to certain conditions, including the approval of shareholders and receipt of regulatory and UK court approvals. Carnival Corporation and Carnival plc intend to hold meetings of shareholders in April 2026 to consider the proposals. Subject to shareholders approving the proposals and the remaining conditions being satisfied, the company intends to complete the unification and legal incorporation in Bermuda in the second quarter of 2026. More information on the proposed unification and legal incorporation in Bermuda will be included in materials Carnival Corporation and Carnival plc expect to file with the Securities and Exchange Commission ("SEC"), which will be available without charge on the SEC's website.

   II. **Purpose & Mission, Core Values and Priorities**

Purpose & Mission

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.

Core Values

- **Listen & Learn** — We listen — actively and inclusively — to make better decisions and learn from our successes and failures.
- **Speak Up** — We can respectfully share ideas, feedback, concerns and questions with confidence.
- **Respect & Protect** — We protect what matters — our people, our company and our planet — treating everyone with dignity and respect.
- **Always Improving** — We always try to do our jobs better and innovate to drive the business forward.
- **Better Together** — We work collaboratively as a team to successfully deliver on our purpose, mission and goals.
- **Guest Obsessed** — We put our guests front and center, delighting them at every opportunity.

Priorities

Ensure each of our world-class cruise lines owns its space in the vacation market.

Different travelers seek different vacation experiences. That is why our portfolio of world-class cruise lines gives us such a powerful competitive advantage. With eight distinctive cruise lines operating around the globe, each brand has the opportunity to stand out with a clear, compelling identity that attracts its own unique profile of new and loyal guests. When we market those differences distinctly and deliver on them throughout the journey, we unlock higher levels of guest satisfaction, drive stronger bookings and demand and generate increased pricing power.

Be Travel & Leisure's employer of choice.

Our team members are the heart of the unforgettable happiness we deliver to over 13.5 million guests each year. With a team of more than 160,000 individuals from approximately 150 countries, we proudly reflect the cultural richness of our guests and the global community. We intentionally cultivate a workplace environment where everyone feels welcomed, included, supported and empowered to succeed, reinforcing our ambition to be the world's number-one choice for hospitality, travel and leisure careers.

Stay committed to excellence in compliance, environmental protection and the well-being of every life we touch.

Achieving our Purpose and Mission starts with being responsible corporate citizens and strong stewards of our planet. That means preserving our environment, caring for our guests, our communities and our team, upholding the laws that govern our business and holding ourselves to the highest standards.

Execute our sustainability roadmap.

We are privileged to explore remarkable cultures and environments around the world — and it is our shared responsibility to honor and help preserve them. Without the thriving communities, healthy oceans and stunning places we visit, we could not deliver our Purpose and Mission or achieve our other priorities. That is why it is imperative that we continue to reduce our fuel consumption and carbon footprint, advance a circular economy and strengthen shared-value partnerships with the communities we sail to and from.

Further strengthen our balance sheet while delivering outsized shareholder returns.

Several years of exceptional performance has significantly strengthened our financial fitness — reducing debt, achieving strong profitability and double-digit ROIC, surpassing the investment grade threshold and reinstating our dividend. We are fortifying our position through disciplined cost control and continued deleveraging. At the same time, our measured investments in newbuilds, major ship midlife refurbishment enhancements across our cruise lines and destination development, and continued focus on commercial excellence, are setting the stage for substantial long-term growth and value creation.

B. Global Cruise Industry

I. Overview

Cruising offers a broad range of products and services to suit vacationing guests of many ages, backgrounds and interests. Each brand in our portfolio meets the needs of a distinct set of consumer psychographics and vacation needs which allows us to penetrate large addressable customer segments. The mobility of cruise ships enables us to move our vessels between regions in order to meet changing demand across different geographic areas.

Cruise brands can be broadly classified as offering contemporary, premium and luxury cruise experiences. The contemporary experience appeals to a broad segment of the cruise vacation industry, including families with children of all ages, features a variety of activities and entertainment venues and generally includes cruises that last seven days or less. The premium experience emphasizes quality, comfort, style and more varied itineraries. The premium experience generally includes cruises that last from seven to 14 days. The luxury experience is generally characterized by very high standards of accommodation and service, smaller vessel size and exotic itineraries to ports that are inaccessible by larger ships. We have product and service offerings in each of these three broad classifications.

II. Passenger Capacity by Ocean Going Vessels

	Passenger Capacity as of December 31 (a)	
Calendar Year	Global Cruise Industry (b)	Carnival Corporation & plc
2023	701,110	263,300
2024	733,010	269,970
2025	764,310	272,460

(a) In accordance with cruise industry practice, passenger capacity is calculated based on the assumption of two passengers per cabin even though some cabins can accommodate three or more passengers.

(b) Global cruise industry data was obtained from Cruise Industry News.

III. Competition

The global cruise industry is a relatively small part of the global vacation market. We compete with land-based vacation alternatives throughout the world, such as hotels, resorts (including all-inclusive resorts), theme parks, organized tours, casinos, vacation ownership properties, and other internet-based alternative lodging sites. Based on 2025 Cruise Industry News statistics, as of December 31, 2025, we, along with our principal cruise competitors Royal Caribbean Group, Norwegian Cruise Line Holdings, Ltd. and MSC Cruises, represented approximately 80% of the cruise industry capacity.

C. Our Global Cruise Business

I. Segment and Brand Information

	November 30, 2025		
	Passenger Capacity	Percentage of Total Capacity	Number of Cruise Ships
North America Segment			
Carnival Cruise Line	94,340	35%	29
Princess Cruises	54,890	20%	17
Holland America Line	23,030	8%	11
Seabourn	2,640 (a)	1%	6
	174,910	64%	63
Europe Segment			
AIDA Cruises ("AIDA")	32,270	12%	11
Costa Cruises ("Costa")	31,140 (b)	11%	9
P&O Cruises	24,300	9%	7
Cunard	9,770	4%	4
	97,470	36%	31
	272,380	100%	94

(a) Includes *Seabourn Sojourn* which is expected to leave the fleet in May 2026.

(b) Includes *Costa Fortuna* which is expected to leave the fleet in September 2026.

We also have a Cruise Support segment that includes our portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of our cruise brands.

In addition to our cruise operations, we own Holland America Princess Alaska Tours, the leading tour company in Alaska and the Canadian Yukon, which complements our Alaska cruise operations. Our tour company owns and operates hotels, lodges, glass-domed railcars and motorcoaches which comprise our Tour and Other segment.

II. Ships Under Contract for Construction

As of November 30, 2025, we have a total of seven cruise ships expected to be delivered through 2033. Our ship construction contracts are with Fincantieri in Italy and Meyer Werft in Germany.

	Expected Delivery Date	Passenger Capacity Lower Berth
AIDA		
Newbuild (a)	February 2030	4,280
Newbuild (a)	December 2031	4,280
Carnival Cruise Line		
Carnival Festivale	April 2027	5,360
Carnival Tropicale	March 2028	5,360
Newbuild	July 2029	6,160
Newbuild	July 2031	6,160
Newbuild	June 2033	6,160

(a) Ships are subject to financing.

III. Descriptions of Cruise Brands



AIDA is the most recognized brand in the German cruise market. Its ships visit many beautiful destinations around the world and bring together people of all ages. AIDA delights guests with excellent service and a variety of extraordinary experiences. The smile on the bow of the ships represents the unique AIDA attitude on life — relaxed, friendly, colorful, cosmopolitan and uncomplicated.



Carnival Cruise Line is "The World's Most Popular Cruise Line®" and has provided multi-generational family entertainment at exceptional value to its guests for over 50 years. Carnival Cruise Line creates an environment where guests can be their most playful selves on ships that are designed to inspire the experience of bringing people together, with limitless opportunities for guests to create their own fun.



For over 75 years, Costa has brought wonder to guests' lives, allowing them to discover unique destinations and experiences both onboard and onshore. Costa's warm hospitality and high-quality onboard services feature a true European touch and Italian passion, setting Costa apart from any other cruise experience.



For 185 years, the iconic Cunard fleet has perfected the timeless art of luxury ocean travel. Cunard's distinct voyages are meticulously crafted to offer fine dining and bars, unique entertainment, and the famous White Star Service®, comfort and style. A pioneer in transatlantic crossings and World Voyages, its destinations also include Europe, the Caribbean and Alaska.



For over 150 years, Holland America Line has delivered experiences too good to hurry through — perfecting the art of leisurely travel for guests who seek to explore more than 100 countries and connect with the world and each other. With nearly 80 years of leadership in Alaska, Holland America offers immersive journeys aboard perfectly sized ships, with fresh, locally sourced cuisine, extraordinary entertainment at sea and a tradition of genuine hospitality.



P&O Cruises is Britain's largest cruise line and its heritage can be traced back over 185 years. P&O Cruises welcomes guests to extraordinary travel experiences designed in a distinctively British way — through a blend of discovery, relaxation and exceptional service catered towards British tastes. P&O Cruises' fleet of premium ships deliver authentic travel experiences around the world, combining style and quality with a sense of occasion and attention to detail, to create a truly memorable holiday.



For 60 years, Princess Cruises has unlocked the world and inspired discovery through enriching vacations that connect people, places and cultures. Every journey is designed to spark interaction and create unforgettable experiences both onboard and ashore. Guests enjoy the perfect balance of elevated comfort and genuine warmth, where interactions with the Princess crew makes every moment feel personal. With hands-on opportunities to explore and learn, Princess creates unforgettable memories across the most extraordinary destinations on earth.



Seabourn, a leader in ultra-luxury cruising, sails to legendary cities and less-traveled ports. Intimate ships with a yacht-like atmosphere allow guests to discover the unexpected — about the world and about themselves. Guests enjoy all ocean-front suites and world-class gourmet dining as they wish. Seabourn creates moments of surprise and delight known as "Seabourn Moments." Seabourn's fleet also includes two ultra-luxury expedition ships purpose-built for immersive and adventurous travel experiences.

IV. **Port Destinations and Exclusive Islands**

We operate a portfolio of port destinations and exclusive islands enabling us to offer exceptional experiences by creating a wide variety of high-quality destinations that are uniquely tailored to our guests' preferences. Our port destinations and exclusive islands welcomed 7.4 million guests in 2025 and 6.5 million in 2024. In addition, to secure preferential berth access to third-party ports, we enter into berthing agreements and commitments.

Our portfolio of seven owned or operated ports and destinations includes:

- Amber Cove in the Dominican Republic
- Celebration Key, an exclusive destination in The Bahamas
- Grand Turk Cruise Center in Turks & Caicos
- Isla Tropicale in Roatan, an exclusive destination in Honduras (formerly Mahogany Bay)
- Princess Cays, an exclusive island in The Bahamas
- Puerta Maya in Cozumel, Mexico
- RelaxAway, Half Moon Cay, an exclusive island in The Bahamas

During 2025, we introduced the Paradise Collection, which currently includes:



Celebration Key, our newly launched exclusive cruise port destination on the southern coast of Grand Bahama Island, officially opened in July 2025. Celebration Key welcomes guests to a stunning beach and offers an abundance of features and amenities for our guests. With a pier extension slated for completion in 2026, Celebration Key will be able to accommodate up to four of our cruise ships simultaneously. Additionally, its strategic location supports our efforts to design more energy efficient itineraries.



RelaxAway, Half Moon Cay, our highly rated and award-winning exclusive Bahamian destination will be enhanced to lean further into this destination's natural beauty and pristine appeal. In addition to its existing tender operations, RelaxAway, Half Moon Cay will feature a newly constructed pier that is expected to open in the summer of 2026 and will allow two cruise ships to dock.



Isla Tropicale (formerly Mahogany Bay), our port destination in Roatan, Honduras will be expanded in 2026 to include a large pool with a swim up bar and cabanas with additional enhancement plans in the future.

V. **Passengers Carried by Principal Source Geographic Areas**

		Carnival Corporation & plc Passengers Carried		
(in thousands)	**2025**	**2024**	**2023**	**Brands' Main Source Markets**
United States and Canada . .	8,092	7,938	7,410	Carnival Cruise Line, Cunard, Holland America Line, Princess Cruises and Seabourn
Continental Europe	2,754	2,702	2,590	AIDA and Costa
United Kingdom	1,108	1,087	970	Cunard and P&O Cruises
Australia and New Zealand . .	944	1,027	940	Carnival Cruise Line and Princess Cruises
Other	729	754	550	
Total	**13,627**	**13,509**	**12,460**	

VI. **Cruise Programs**

	Carnival Corporation & plc Percentage of Passenger Capacity by Itinerary		
	2026	**2025**	**2024**
Caribbean	35%	34%	34%
Europe without Mediterranean	17	16	17
Mediterranean	14	14	13
Alaska	7	6	6
Australia and New Zealand	5	6	7
Other	22	24	23
	100%	100%	100%

VII. **Cruise Pricing and Payment Terms**

Each of our cruise brands establishes pricing for the upcoming seasons which are made available primarily through the internet, although published materials and electronic communications are also used. Prices vary depending on a number of factors, including itinerary, category of guest accommodation, season, duration and brand. We offer a variety of promotions, including early booking, past guest recognition and travel agent programs.

Our bookings are generally taken several months in advance of the cruise departure date. Typically, the longer the cruise itinerary, the further in advance the bookings are made. This lead time allows us to actively manage our prices in relation to guest demand and the number of available cabins through our revenue management capabilities and other initiatives.

The cruise ticket price typically includes the following:

- Accommodations
- Most meals, including snacks at numerous venues
- Access to onboard amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
- Entertainment, such as theatrical and comedy shows, live music and nightclubs
- Visits to multiple ports, including our portfolio of owned or operated ports and destinations
- Childcare and supervised youth programs

We offer our guests a variety of packages to encourage the advance purchase of certain onboard items. These packages are primarily sold as an incremental bundled package or, for certain of our brands, may be combined with cruise tickets and sold to guests for a single price. These packages may include one or more of the following:

- Beverage packages
- Shore excursions
- Air and other transportation packages
- Specialty restaurants

- Internet packages
- Photo packages
- Onboard spending credits
- Service charges

Our brands' payment terms generally require that a guest pay a deposit to confirm their reservation and then pay the balance due before the departure date.

VIII. Seasonality

Our passenger ticket revenues are seasonal. Demand for cruises has been greatest during our third quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is typically earned during this period. Our results are also impacted by ships being taken out-of-service for planned maintenance, which we schedule during non-peak seasons. In addition, substantially all of Holland America Princess Alaska Tours' revenue and operating income is generated from May through September in conjunction with Alaska's cruise season.

IX. Onboard and Other Revenues

In 2025, we earned 34% of our cruise revenues from onboard and other revenue goods and services including:

- Beverage sales
- Casino gaming
- Shore excursions and experiences
- Retail sales

- Internet and communication services
- Full-service spas
- Specialty restaurants
- Photo sales

Many of these goods and services are available for purchase prior to embarkation and can be purchased individually or as a bundled value added package. Onboard and other activities are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires.

X. Marketing Activities

Guest feedback and research support the development of our overall marketing and business strategies to drive demand for cruises and increase the number of first-time cruisers. Our goal has always been to increase consumer awareness for cruise vacations and further grow our share of their vacation spend. We proactively gather and evaluate guest feedback about their cruise experiences for valuable insights on key drivers of guest loyalty and satisfaction, with a focus on continuous improvement. We closely monitor our net promoter scores ("NPS"), which reflect the likelihood that our guests will recommend our brands' cruise products and services to friends and family, including those new-to-cruise.

During 2025, we increased our marketing and advertising programs, driving even greater demand across our world-class cruise lines as well as our portfolio of port destinations and exclusive islands. Each of our cruise lines is focused on creating further brand differentiation and clarity around its unique value proposition, executing on a range of carefully targeted, results-driven marketing and advertising programs to reach its optimal market segment of new and loyal guests and travel agent partners. Among these programs are increasingly effective digital performance marketing and lead generation approaches that have attracted new guests online by leveraging the reach and impact of digital marketing and social media. We have also invested in new marketing technologies to deliver more engaging and personalized communications, further enhancing their effectiveness. Collectively through these programs, we have cultivated cruising advocates creating word-of-mouth demand and preference for our brands, ships, itineraries, including our port destinations and exclusive islands and onboard products and services.

In addition, all of our cruise brands offer guest loyalty and recognition programs that motivate future purchases from our repeat guests. Each brand strategically leverages its catalog of demand-generating rewards

and incentives to bring repeat guests back time and again with finely honed offers, such as special fares, onboard activity discounts, complimentary laundry and internet services, expedited ship embarkation and disembarkation and special onboard activities.

XI. Sales Channels

We sell our cruises through travel agents, tour operators, company vacation planners, our websites, customer service agents and onboard future cruise consultants. Our individual cruise brands' relationships with their travel agent partners are generally independent of each of our other brands. Our travel agents' relationships are generally not exclusive and travel agents generally receive a base commission, plus the potential of additional commissions, including discounts or complimentary tour conductor cabins, based on the achievement of pre-defined sales terms.

Travel agent partners are an integral part of our long-term cruise distribution network and are critical to our success. We utilize local sales teams to motivate travel agents to support our products and services with competitive pricing, promotional policies and joint marketing and advertising programs. During 2025, no group of travel agencies under common control accounted for 10% or more of our revenues. We also employ a wide variety of educational programs, including websites, seminars and videos, to train agents on our cruise brands and their products and services. In 2025, we held a variety of trainings and educational programs to continue to support and develop our travel agent partners, including ship visits to familiarize our travel agent partners with our products and services.

All of our brands have internet booking engines to allow travel agents to book our cruises. Additionally, all of our cruise brands have their own consumer websites that provide access to information about their products and services to users and enable their guests to quickly and easily book cruises and other products and services online. These sites interface with our brands' social networks, blogs and other social media sites, which allow them to develop greater contact and interaction with their guests before, during and after their cruise. We also employ vacation planners and onboard future cruise consultants who support our sales initiatives by offering our guests one-on-one cruise planning expertise and other services.

XII. Suppliers

To provide an exceptional cruise experience for our guests, we source significant quantities of goods and services from a global supply base. In addition, we incur significant capital expenditures for materials to support the refurbishment and enhancements of our vessels as well as to build new ships. We approach our spend strategically and look for suppliers who demonstrate the ability to help us leverage our scale in terms of cost, quality, service, innovation and sustainability. Our supply base is diverse and many of our suppliers provide goods and services across our portfolio of brands. We have continued to map and evaluate risks in our supply chain, including the categories of products and services sourced and their geographic locations.

We strive to build strong relationships with our suppliers based on shared values. Our Business Partner Code of Conduct applies to all of our suppliers and other business partners. It outlines our expectation that our suppliers will respect and follow applicable laws and regulations and promote ethical decisions in all aspects of their business. We also have a Responsible Sourcing Policy ("RSP") that builds on our Business Partner Code of Conduct and our human rights and environmental practices. The RSP establishes a framework that helps us monitor compliance with our standards. It is designed to ensure that our sourcing practices are aligned with our business priorities, core values and sustainability goals. The RSP also addresses labor, environmental, business ethics, management systems and health and safety risks.

XIII. Human Capital Management and Employees

Our shipboard and shoreside employees are sourced from approximately 150 countries. In 2025, we had an average of 101,000 employees onboard our ships, excluding employees on leave. Our shoreside operations had an annual average of 13,000 full-time and 3,000 part-time/seasonal employees. Holland America Princess Alaska Tours significantly increases its work force during the late spring and summer months in connection with Alaska's cruise season.

We have entered into agreements with unions covering certain employees on our ships and in our shoreside hotel and transportation operations. The percentages of our shipboard and shoreside employees that are represented by collective bargaining agreements are 48% and 21%, respectively. We consider our employee and union relationships to be strong.

A team of highly motivated and engaged employees is key to providing extraordinary cruise vacations. To facilitate the recruitment, development and retention of our valuable employees, we strive to make Carnival Corporation & plc a workplace that not only attracts top talent but also provides meaningful opportunities for professional growth and development.

a. Talent Development

We are committed to excellence through our comprehensive performance management system that aligns individual contributions with our business priorities and fosters the continuous development of our employees. Our structured approach integrates goal setting, regular check-ins and formal evaluations, enabling both shoreside and shipboard team members to reflect on their growth and receive actionable guidance on performance expectations and career progression. Managers are equipped to conduct fair, consistent assessments that inform compensation, promotion and succession planning, while reinforcing high standards and a culture of continuous improvement across the organization.

We provide our shoreside team members with a variety of training programs and other personal and professional growth opportunities. We invest in leadership development programs designed to foster career growth, build strong leaders and retain top talent for advancement across the organization. Through careful monitoring and evaluation of performance, we cultivate a strong pipeline of experienced leaders who understand the complexities of managing global cruise operations. This systematic approach to talent development allows us to maintain the expertise needed to navigate the unique challenges of the cruise industry while supporting our commitment to sustainable growth and operational excellence. Additionally, we have a shoreside leadership development program to foster a high-performance culture, promote integrity, encourage cross-functional exposure and promote ongoing growth. Our strategic approach to succession is supported by our Boards of Directors and is enhanced by our multi-brand operational structure. This creates opportunities for leadership development across our organization for potential successors to our senior management, including our Chief Executive Officer ("CEO").

We also invest in our shipboard team members through various specialized training programs. Our maritime training initiatives are particularly crucial, encompassing essential areas such as environmental, health and safety protocols, guest service excellence and operational efficiency. Our Arison Maritime Center — home to the Center for Simulator & Maritime Training Academy ("CSMART"), delivers comprehensive professional maritime training. The state-of-the-art CSMART Academy features the most advanced bridge and engine room simulator technology and equipment available, with the capacity to provide professional training for all our bridge, engineering and environmental officers. CSMART participants benefit from a maritime training experience that fosters advanced knowledge and skills development, critical thinking, problem solving and decision making — all within a professional learning environment that reinforces our core values.

b. Gender Information

| | Approximate Average for 2025 (a) | |
	Female	Male
Shoreside Employees	9,000	7,000
Shipboard Employees	20,000	81,000
Total Employees	29,000	88,000

(a) These amounts are approximations and, at times, fluctuate significantly; for example, Holland America Princess Alaska Tours significantly increases its work force during the late spring and summer months in connection with Alaska's cruise season.

| | As of November 30, 2025 | |
	Female	Male
Boards of Directors (a)	4	6
Non-Director Senior Management and Company Secretary	5	7
Non-Director Senior Management and Company Secretary Direct Reports	27	62

(a) One member of the Boards of Directors preferred not to disclose.

XIV. Ethics and Compliance

We believe a strong ethics and compliance culture is imperative for the success of any company. Our compliance framework includes a Global Ethics and Compliance ("Global E&C") department, which is led by our Chief Risk and Compliance Officer who leads the effort to promote and monitor a strong ethics and compliance culture throughout the company. The main responsibilities of the Global E&C department are to collaboratively:

- Identify, assess, monitor, prevent, detect and report on ethics and compliance risk
- Ensure compliance accountabilities and responsibilities are clear across the company
- Promote a strong commitment to ethics and compliance
- Drive ethics and compliance continuous improvements

To further heighten the focus on ethics and compliance, our Boards of Directors have Compliance Committees, which oversee the Global E&C department and maintain regular communications with our Chief Risk and Compliance Officer. Refer to Item 3. Internal Control and Risk Assessment on page 47 for additional details.

XV. Trademarks and Other Intellectual Property

We own, use and/or have registered or licensed numerous trademarks, patents and patent pending designs and technology, copyrights and domain names, which have considerable value and some of which are widely recognized throughout the world. These intangible assets enable us to distinguish our cruise products and services, port destinations and exclusive islands, ships, and programs from those of our competitors. We own or license the trademarks for the trade names of our cruise brands, each of which we believe is a widely-recognized brand in the cruise industry, as well as our ship names and a wide variety of cruise products and services, including our port destinations and exclusive islands.

XVI. Insurance

a. General

We maintain insurance to cover a number of risks associated with owning and operating our vessels and other non-ship related risks. All such insurance policies are subject to coverage limits, exclusions and deductible levels. Insurance premiums are dependent on our own loss experience and the general premium requirements of our insurers. We maintain certain levels of deductibles for substantially all the below-mentioned coverages. We may increase our deductibles to mitigate future premium increases. We do not carry coverage related to loss of earnings or revenues from our ships or other operations.

b. Protection and Indemnity ("P&I") Coverages

Liabilities, costs and expenses for illness and injury to crew, guest injury, pollution and other third-party claims in connection with our cruise activities are covered by our P&I clubs, which are mutual indemnity associations owned by ship owners.

We are members of three P&I clubs, Gard, Steamship Mutual and UK Club, which are part of a worldwide group of 12 P&I clubs, known as the International Group of P&I Clubs (the "IG"). The IG insures directly, and through broad and established reinsurance markets, a large portion of the world's shipping fleets. Coverage is subject to the P&I clubs' rules and the limits of coverage are determined by the IG.

c. Hull and Machinery Insurance

We maintain insurance on the hull and machinery of each of our ships for reasonable amounts as determined by management. The coverage for hull and machinery is provided by large and well-established international marine insurers. Insurers make it a condition for insurance coverage that a ship be certified as "in class" by a classification society that is a member of the International Association of Classification Societies ("IACS"). All of our ships are routinely inspected and certified to be in class by an IACS member.

d. War Risk Insurance

We use a combination of insurance and self-insurance to cover war risk for legal liability to crew, guests and other third parties as well as loss or damage to our vessels arising from war or war-like actions. Our primary war risk insurance coverage is provided by international marine insurers and our excess war risk

insurance is provided by our three P&I clubs. Under the terms of our war risk insurance coverage, which are typical for war risk policies in the marine industry, insurers can give us no less than three days' notice that the insurance policies will be canceled. However, the policies may be reinstated at different premium rates.

e. Other Insurance

We maintain property insurance covering our shoreside assets and casualty insurance covering liabilities to third parties arising from our hotel and transportation business, shore excursion operations and shoreside operations, including our port and related commercial facilities. We also maintain workers' compensation, director's and officer's liability and other insurance coverages.

XVII. Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

a. U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

1. Application of Section 883 of the Internal Revenue Code

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, for fiscal 2025, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. sourced, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

2. Exemption Under Applicable Income Tax Treaties

We believe that the U.S. sourced transportation income earned by Carnival plc and its subsidiaries qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

3. U.S. State Income Tax

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

b. UK Income Tax

Cunard and P&O Cruises are divisions of Carnival plc and have elected to enter the UK tonnage tax regime under a rolling eight-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on shipping activities calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within the UK tonnage tax regime are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

c. Italian and German Income Tax

In December 2024, the European Commission formally approved the Italian tonnage tax rules for 10 years. In 2025, AIDA and Costa elected to remain in the Italian tonnage tax regime through 2034. Companies to which the tonnage tax regime applies pay corporation taxes on shipping activities calculated by reference to the net tonnage of qualifying ships.

Our non-shipping activities that do not qualify under the Italian tonnage tax regime remain subject to normal Italian corporation tax.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

d. Global Minimum Tax

The Organization for Economic Co-operation and Development ("OECD") issued Model Rules for implementation of a 15% minimum tax for multinational enterprises as part of its initiative intended to address the tax challenges arising from globalization. Subject to certain requirements, the OECD Model Rules provide an exclusion for international shipping income.

Carnival plc and its subsidiaries became subject to these rules beginning in fiscal 2025 and Carnival Corporation and its subsidiaries will be subject to the rules beginning in fiscal 2026. Carnival plc and its subsidiaries are eligible for the international shipping income exclusion based on their current structure. Effective December 1, 2025, Carnival Corporation and certain of its subsidiaries aligned into a single tax jurisdiction with Carnival plc. As a result, we do not believe the application of these rules will have a material impact on our consolidated financial statements. We will continue to monitor the development of the OECD's rules and evaluate the impact on our business.

e. Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

XVIII. Governmental and Other Regulations

a. Maritime Regulations

1. General

Our ships are regulated by numerous international, national, state and local laws, regulations, treaties and other legal requirements, as well as voluntary agreements, which govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change frequently, depending on the itineraries of our ships and the ports and countries visited. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements, we could be fined or otherwise sanctioned by regulators. We are committed to complying with, or exceeding, all relevant requirements.

The primary regulatory bodies that establish maritime laws and requirements applicable to our ships include:

- **The International Maritime Organization ("IMO"):** All of our ships, and the maritime industry as a whole, are subject to the maritime safety, security and environmental regulations established by the IMO, a specialized agency of the United Nations. The IMO's principal sets of requirements are mandated through its International Convention for the Safety of Life at Sea ("SOLAS"), its International Convention for the Prevention of Pollution from Ships ("MARPOL") and its International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").

- **Flag States:** Our ships are registered, or flagged, in The Bahamas, Bermuda, Italy, the Netherlands, Panama and the UK, which are also referred to as Flag States. Our ships are regulated by these Flag States through international conventions that govern, among other things, health, environmental, safety and security matters in relation to our guests, crew and ships. Representatives of each Flag State conduct periodic inspections, surveys and audits to verify compliance with these requirements.

- **Ship classification societies:** Class certification is one of the necessary documents required for our ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships. Our ships are subject to periodic class surveys, including dry-dock inspections, by ship classification societies to verify that our ships have been maintained in accordance with the rules of the classification societies and that recommended repairs have been satisfactorily completed. Dry-dock frequency is a statutory requirement mandated by SOLAS.

- **National, regional, and other authorities:** We are subject to the decrees, directives, regulations, and requirements of Australia, Canada, the European Union ("EU"), New Zealand, the UK, the U.S., other countries, and many other authorities, including ports that our ships visit.

- **Port regulatory authorities (Port State Control):** Our ships are also subject to inspection by port regulatory authorities, which are also referred to as Port State Control, in the various countries that they visit. Such inspections include verification of compliance with the maritime safety, security, environmental, customs, immigration, health and labor requirements applicable to each port, as well as with regional, national and international requirements. Many countries have joined together to form regional Port State Control authorities.

Our Boards of Directors have Health, Environment, Safety and Security ("HESS") Committees, which were comprised of five independent directors as of November 30, 2025. The principal function of the HESS Committees is to assist the boards in fulfilling their responsibility to supervise and monitor our health, environmental, safety, security and sustainability policies, programs and initiatives at sea and ashore and compliance with related legal and regulatory requirements. The HESS Committees and our management team review significant HESS relevant risks or exposures and associated mitigating actions.

We are committed to implementing appropriate measures to manage identified risks effectively. We have a Chief Maritime Officer to oversee our global maritime operations, including maritime policy, maritime affairs, maritime standards, training, shipbuilding, asset management, health operations, research and development and global port operations. In addition, we have a Chief Risk and Compliance Officer who leads efforts to promote and monitor a strong ethics and compliance culture throughout the company, including all areas of HESS.

To help ensure that we are compliant with legal and regulatory requirements and that these areas of our business operate in an efficient and effective manner, we have taken certain actions including, but not limited to:

- Providing regular health, environmental, safety and security support, training, guidance and information to guests, team members and others working on our behalf
- Performing regular shoreside and shipboard audits and taking appropriate action when deficiencies are identified
- Developing, reviewing, and working to improve policies and procedures designed to prevent, detect, respond and correct various regulatory and other violations
- Supporting a comprehensive HESS incident investigation program that is designed to prevent re-occurrence, promote learning, and support continuous improvement

2. Maritime Safety Regulations

The IMO has safety standards as part of SOLAS. To help ensure guest and crew safety, SOLAS establishes requirements for the following:

- Vessel design and structural features
- Construction and materials
- Refurbishment standards
- Radio communications
- Life-saving and other equipment
- Fire protection and detection
- Safe management and operation
- Musters

SOLAS requires implementation of the International Safety Management Code ("ISM Code"), which provides an international standard for the safe management and operation of our ships and for pollution prevention. All our ships are regularly audited by various national authorities, and we are required to maintain the relevant ISM Code compliance certificates.

3. Maritime Security Regulations

Our ships are subject to numerous security requirements. These requirements include the International Ship and Port Facility Security Code, which is part of SOLAS, the U.S. Maritime Transportation Security Act of 2002, which addresses U.S. port and waterway security and the U.S. Cruise Vessel Security and Safety Act of 2010, which applies to all of our ships that embark or disembark passengers in the U.S. These regulations include requirements as to the following:

- Implementation of specific security measures, including onboard installation of a ship security alert system
- Assessment of vessel security
- Efforts to identify and deter security threats
- Training, drills and exercises
- Security plans that may include guest, vehicle and baggage screening procedures, security patrols, establishment of restricted areas, personnel identification procedures, access control measures and installation of surveillance equipment
- Establishment of procedures and policies for reporting and managing allegations of crimes

4. Maritime Environmental Regulations

We are subject to numerous international, multi-national, national, state and local environmental laws, regulations and treaties that govern air emissions, waste management, and the storage, handling, use and disposal of hazardous substances such as oils, chemicals, solvents and paints.

As a means of managing and improving our environmental performance and compliance, we adhere to standards set by the International Organization for Standardization ("ISO"), an international standard-setting body, which produces worldwide industrial and commercial standards. The environmental management system of our company and ships is certified in accordance with ISO 14001, the environmental management standard that was developed to help organizations manage the environmental impacts of their processes, products and services.

i. International Regulations

The principal international convention governing marine pollution prevention and response is MARPOL.

a. Preventing and Minimizing Pollution

MARPOL contains requirements designed to prevent and minimize both accidental and operational pollution by oil, sewage, garbage and air emissions and the provision of facilities at ports and terminals for the reception of sewage and sets forth specific requirements related to vessel operations, equipment, recordkeeping and reporting that are designed to prevent and minimize pollution. All our ships must carry an International Oil Pollution Prevention Certificate, an International Sewage Pollution Prevention Certificate, an International Air Pollution Prevention Certificate and a Garbage Management Plan. Administrative, civil and criminal penalties may be assessed for violations. The ship's Flag State issues these certificates, which evidence their compliance with the MARPOL regulations regarding prevention of pollution by oil, sewage, garbage and air emissions.

MARPOL's requirements for air emissions from vessels are designed to reduce emissions of sulfur oxides ("SOx"), nitrogen oxides ("NOx"), particulate matter and greenhouse gases ("GHG") emissions.

b. Sulfur Emissions

The IMO has a global 0.5% sulfur cap for marine fuel. The options to comply with this sulfur cap include the installation and use of Advanced Air Quality Systems, or the use of low sulfur or alternative fuels.

MARPOL further specifies requirements for Emission Control Areas ("ECAs") with stricter limitations on sulfur emissions content in these areas, requiring ships to use fuel with a sulfur content of no more than 0.1%, or to use alternative emission reduction methods, such as Advanced Air Quality Systems.

We have Advanced Air Quality Systems on most of our ships, which are aiding in compliance with the applicable sulfur requirements. We use Advanced Air Quality Systems wherever possible subject to local laws and regulations.

c. Greenhouse Gas Emissions

The IMO has established technical and operational measures for all ships that are intended to improve energy efficiency and reduce GHG emissions from international shipping. The technical measures apply to the design of new vessels and the operational measures apply to all vessels.

The IMO mandates a data collection system for reporting fuel oil consumption. In 2023, MARPOL changes in support of the IMO's GHG emission reduction goals went into effect and include an operational measure called the Carbon Intensity Indicator ("CII"), an annual ship-level CO_2 intensity emissions performance measure, and a technical measure called the Energy Efficiency Existing Ship Index ("EEXI"), a one-off measure similar to the Energy Efficiency Design Index ("EEDI") for newbuilds, that confirms for a specific condition that a ship meets a target CO_2 emission intensity. The EEXI has not had a material impact and the impact for CII is uncertain as it remains under review and the enforcement mechanism of the regulation is still to be defined. The IMO's 2023 Strategy on Reduction of GHG Emissions from Ships ("IMO Strategy") strives to peak GHG emissions from international shipping as soon as possible and to reach net zero GHG emissions on a well-to-wake basis by or around 2050. The IMO Strategy includes checkpoints in 2030 and 2040 that seek reductions in the absolute GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. It also includes a target of a 40% reduction in CO_2 emissions intensity by 2030 compared to 2008.

In April 2025, the IMO drafted the Net Zero Framework, a set of fuel standards and market-based measures that could result in increased compliance-related costs, which may have a material impact on our profitability. In October 2025, IMO member states voted to postpone the adoption discussions until late 2026. The one-year postponement introduces additional uncertainty regarding its likelihood for adoption and its final form.

d. Ballast Water

Ballast water is water used to stabilize ships at sea and maintain safe operating conditions throughout a voyage. The IMO's Ballast Water Management Convention governs the discharge of ballast water from ships, establishes ballast water management practices for environmental protection and requires the installation of ballast water management systems for existing ships. The convention also sets requirements for ballast water exchange, record keeping, and maintaining an approved Ballast Water Management Plan.

ii. U.S. Federal and State Regulations

The Oil Pollution Act of 1990 ("OPA 90") established a comprehensive federal liability regime, as well as prevention and response requirements, relating to discharges of oil in U.S. waters. We are required to maintain Certificates of Financial Responsibility ("COFR") that demonstrate our financial responsibility up to the liability limits set by OPA 90 and having oil spill response plans in place. It is possible, however, for our liability limits to be broken, which could expose us to unlimited liability. Coastal states also impose liabilities and requirements beyond those imposed under federal law. Some of these state laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements. Most coastal states have also enacted environmental regulations that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.

The U.S. Environmental Protection Agency ("EPA") has the authority to regulate incidental discharges from commercial vessels, including discharges of ballast water, bilge water, gray water, anti-fouling paints

and other substances during normal operations within the regulated waters. For our affected ships, the incidental discharge requirements are set forth in EPA's Vessel General Permit ("VGP"), which establishes effluent limits for specific discharges incidental to the normal operation of a vessel. In addition to the requirements associated with these discharges and more stringent vessel-specific requirements, the VGP includes requirements for inspections, monitoring, reporting and record-keeping.

In 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and was intended to clarify and streamline discharge requirements for the incidental discharges covered by the VGP and U.S. Coast Guard ("USCG") ballast water regulations. Until the USCG regulations are final, effective and enforceable, vessels continue to be subject to the existing discharge requirements established in the VGP and the USCG's ballast water regulations, as well as any other applicable state and local government requirements.

There are a number of National Marine Sanctuaries and Marine National Monuments in force, some of which are transited through by our ships. Each area is governed by site-specific requirements that prohibit most discharges from ships.

The state of Alaska requires permitting for certain discharges from cruise ships in designated Alaskan waters. Further, the state of Alaska requires that certain discharges be reported and monitored to verify compliance with standards and repeat violators of the regulations could be prohibited from operating in Alaskan waters. Environmental regimes in Alaska are more stringent than the U.S. federal requirements with regard to discharges from vessels. The state of California also has environmental requirements significantly more stringent than federal requirements for water discharges and air emissions.

iii.   EU, EU Member State and UK Regulations

The EU has adopted a broad range of substantial environmental measures aimed at improving the quality of the environment and has directives on environmental liability and enforcement and a recommendation providing for minimum criteria for environmental inspections.

The European Commission's ("EC") strategy is to reduce emissions from ships. The EC strategy seeks to implement SOx Emission Control Areas set out in MARPOL.

The EC has also implemented regulations aimed at reducing GHG emissions from maritime shipping through a Monitoring, Reporting and Verification regulation, which involves collecting emissions data from ships over 5,000 gross tons to monitor and report GHG emissions on all voyages to, from and between European Union ports.

The EU adopted a series of significant reforms as a part of its Fit for 55 package to meet its 2030 emissions reduction goal. The main instruments for reducing emissions are the Emissions Trading System ("ETS"), FuelEU Maritime regulation and the Energy Taxation Directive ("ETD") as well as amendments to the alternative fuels infrastructure and renewable energy directives.

The ETS regulates emissions through a "cap and trade" principle, where a cap is set on the total amount of certain emissions that can be emitted. The maritime shipping sector became included in the scope of ETS in 2024, requiring ships to procure emission allowances covering 40% of their 2024 emissions inside EU waters to surrender in 2025, 70% of 2025 emissions to be surrendered in 2026 and 100% of annual emissions thereafter, to be surrendered in the following year. The cost of the EU ETS regulations in 2025 was $91 million and it is expected to be approximately $170 million in 2026. In addition, the UK plans to include domestic legs and port calls of ships engaged in international voyages under its national ETS beginning in July 2026. We do not expect complying with the UK's national ETS for domestic shipping to have a material impact on our profitability in 2026.

The FuelEU Maritime regulation, which became effective in January 2025, is a framework designed to reduce maritime emissions by increasing the use of sustainable alternative fuels and, for container and passenger ships (including cruise ships), the use of shore power. The regulation requires compliance with the maximum limits of GHG intensity of energy used on board. The stringency of these limits increases over time, and there are financial penalties for non-compliance.

The ETD is a framework for the taxation of energy products and sets minimum rates of excise duty to encourage a low carbon economy. Proposed amendments to the ETD will introduce new tax rates based on the energy content and environmental impact rather than volume. If adopted, these amendments will also widen the directive to include maritime fuels, which were previously exempt. To date, there is no timeline for adoption of these amendments.

5. Maritime Health Regulations

We are committed to providing a healthy environment for all of our guests and crew. We collaborate with public health inspection programs throughout the world, such as the Centers for Disease Control and Prevention in the U.S. and the SHIPSAN Project in the EU, to ensure that development of these programs leads to enhanced health and hygiene onboard our ships. Through our collaborative efforts, we work with the authorities to develop and revise guidelines, review plans and conduct on-site inspections for all newbuilds and significant ship renovations. We work closely with governments and health authorities around the world to ensure that our health and safety protocols comply with the requirements of each location. In addition, we continue to maintain our ships by meeting, and often exceeding, applicable public health guidelines and requirements, complying with inspections, reporting communicable illnesses and conducting regular crew training and guest education programs.

6. Maritime Labor Regulations

The International Labor Organization develops and oversees international labor standards and includes a broad range of requirements, such as the definition of a seafarer, minimum age of seafarers, medical certificates, recruitment practices, training, repatriation, food, recreational facilities, health and welfare, hours of work and rest, accommodations, wages and entitlements.

The STCW, as amended, establishes additional minimum standards relating to training, including security training, certification and watchkeeping for our seafarers.

b. Other Governmental Regulations

Compliance with GHG regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to climate-related regulations.

In most countries where we source the majority of our guests, we are required to establish financial responsibility, such as obtaining a guarantee from stable financial institutions and insurance companies, to satisfy liability in cases of our non-performance of obligations to our guests. The amount of financial responsibility varies by jurisdiction based on the amount mandated by the applicable local legislation, regulatory agency or association.

In Australia and most of Europe, we may be obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we receive these payments.

We are, or may in the future become, subject to other laws and regulations which require our compliance, including those addressing antitrust, anti-money laundering, bribery, corruption, data privacy, human rights, securities and sanctions, reporting on sustainability matters, as well as human resources related matters.

XIX. Sustainability and Environmental Impact

Sustainability forms an important element of our business strategy. Our efforts to promote the safety and well-being of our guests and crew, protect the environment, create opportunities for our workforce, build strong relationships and support the communities we operate in and visit, reflect our core values and are key to our long-term success.

In 2021, we established sustainability goals for 2030, building on the momentum of our successful achievement of our 2020 sustainability goals. During 2024, we conducted a comprehensive review of our 2030 sustainability goals to align with our ongoing progress. This review resulted in strategic refinements to our sustainability roadmap, including the revision of existing goals, establishment of new targets and retirement of previously achieved goals. As part of the process, we also reorganized our sustainability focus areas into two overarching themes, People and Planet. Our People focus areas include — Well-Being, Inclusion and Belonging and Sustainable Tourism. Our Planet focus areas include — Climate Action, Circular Economy and Biodiversity and Conservation.

Sustainability Goals Progress

The tables below represent our progress through November 30, 2025:

PLANET

2030 Climate Action Goals	Status (a)	Our Progress
Achieve 20% GHG intensity reduction relative to our 2019 baseline measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD by 2026	Achieved one year ahead of schedule	• Achieved over 20% GHG intensity reduction on an ALB-km basis relative to 2019 and 40% relative to 2008 • Achieved 21% GHG intensity reduction on an ALBD basis relative to 2019 and 44% relative to 2008
Achieved a 64% fleet shore power connection capability in 2023 and established an interim goal to achieve 75% by 2028 and 80% by 2030	On Track	74% of the fleet has shore power connection capability in 2025, up from 70% in 2024
Expand number of liquefied natural gas ("LNG") ships to >25% fleet capacity beyond 2030 to 2033	On Track	11 LNG ships in operation, representing 21% of fleet capacity in 2025, and seven more on order through 2033
Expand battery and biofuel capabilities	Ongoing	Successfully continued to use biofuel as a replacement for fossil fuel on 8 ships since 2022
Continue to measure Scope 3 emissions	Ongoing	We continue to measure and disclose our Scope 3 emissions

2030 Circular Economy Goals	Status (a)	Our Progress
Achieved 50% single-use plastic item reduction in 2021 and will continue to reduce and/or eliminate single-use plastic items within our operations by 2030	Ongoing	Continued to reduce the purchase of single-use plastic items across the fleet, with a focus on shifting to reusable items
Achieved 30% food waste reduction per person in 2022 and established an interim goal to achieve 40% by 2025 and 50% by 2030	On Track	Achieved our 2025 interim goal one year ahead of schedule in 2024 and reached over 47% food waste reduction in 2025 relative to our 2019 baseline
Increase Advanced Waste Water Treatment System fleet coverage to >80% by 2030	On Track	Achieved 74% fleet capacity coverage, representing 73% of our ships
Improve water use efficiency by increasing percentage of water produced by seawater to 90% by 2030	On Track	Achieved 89% water produced from seawater in 2025
Maintain water use rate at <70% of the U.S. national average of 82 gallons per person per day (As per the U.S. EPA)	On Track	Achieved a water use rate of 51 gallons per person per day, which is 62% of the U.S. national average of 82 gallons per person per day

2030 Biodiversity and Conservation Goals	Status (a)	Our Progress
Support biodiversity and conservation initiatives through select Non-Governmental Organizations ("NGO") partnerships	Ongoing	Continued to engage with several NGOs on potential partnership opportunities
Conduct audits and monitor animal encounter excursions regularly	Ongoing	Continued with audit and monitoring program
Continue to support reforestation efforts at the ports we own and operate by planting trees annually	Ongoing	• Planted over 5,000 red mangrove tree seedlings in Celebration Key — Grand Bahamas • Planted 250 native trees and an additional 12 trees in Madeira, Portugal • Planted 99 mahogany tree saplings across communities in Honduras
Continue to support community beach cleanups globally	Ongoing	Participated in 87 cleanups globally across 23 countries

PEOPLE

2030 Well-Being, Inclusion and Belonging Goals	Status (a)	Our Progress
Listen closely to employee feedback and measure participation on employee culture survey by achieving a >75% participation rate on an annual basis	On Track	Achieved a 81% employee participation rate on the annual culture survey
Become employer of choice by striving to maintain or exceed an annual employee NPS of 'Great' or higher, in accordance with workplace survey standards	On Track	Achieved an employee NPS equivalent to 'Great' on the annual culture survey
Enhance mental health offerings across ship and shore	Ongoing	• Continued to support crew mental health through virtual meditation sessions focused on mindfulness and stress management sessions • Implemented wellness fairs featuring interactive fitness, mindfulness, and health workshops to support mental and physical well-being • Access to onboard internet to support shipboard employees' connections with home and loved ones
Reduce the number of guest and crew work-related injuries	Ongoing	Continued to implement and monitor impact of initiatives to prevent guest and crew injuries
Continue to invest in programs focused on breaking down barriers for female shipboard representation across all ranks and departments for women officers seeking a career at sea where they can grow and excel	Ongoing	Our brands support various initiatives to promote female shipboard representation

2030 Sustainable Tourism Goals	Status (a)	Our Progress
• Achieve 100% cage free eggs by the end of 2030 • Achieve 100% responsible chicken sourcing by the end of 2030 • Achieve 100% gestation crate-free pork by the end of 2030 (To address market challenges that impact supply availability, we extended our 2025 targets to 2030 to ensure continued progress in the coming years.)	On Track	Continued to work with our supply chain for fiscal year 2025; sourced 92% cage free eggs, 40% responsible chicken, and 88% gestation crate-free pork purchases
Build stronger community relationships in our employment bases and destinations via employee volunteering programs	Ongoing	Our employees participated in a variety of volunteering programs, contributing over 6,000 hours and involving over 2,500 employees
Continue to support disaster resilience, relief, and recovery efforts	Ongoing	• Supported Hurricane relief and recovery efforts following Hurricane Melissa's impact on Jamaica. In partnership with the Miami HEAT and the Micky & Madeleine Arison Family Foundation, we made a $1 million donation to Direct Relief • Supported California wildfire relief efforts by donating to World Central Kitchen
Continuing to support the communities we visit through our donation programs for food surplus and ship in-kind donations	Ongoing	We continued to support the communities we visit through our various programs by donating over 20,000 meals, over 45,000 food items and over 55,000 assorted items from our in-kind donation program

(a) On Track — Quantifiable/numerical goals that are showing a positive trend towards achieving the goal. Ongoing — Qualitative/non-numerical goals which are currently in progress.

We have a decarbonization strategy focused on three distinct areas:

- Operational efficiency: designing, planning and refining itineraries and navigational procedures to maximize fuel efficiency and minimize emissions while also investing in fleet energy efficiency improvements, such as Power Saver Packs, air lubrication systems and shore power capabilities
- New technologies and alternative fuels: investing in a first-of-its-kind lithium-ion battery storage system and assessing carbon capture and storage. We also support alternative fuels including biofuels such as bio-methane and bio-methanol, as well as synthetic or e-fuels such as e-methane and e-methanol, which we are assessing as future low GHG emission fuel options for our ships
- Fleet optimization: delivering larger, more efficient ships as part of our ongoing newbuild program, some of which may replace existing ships in our fleet

Refer to Note 2 — "Material Accounting Policies" for additional information on how climate change has been considered in our financial statements.

We are working to further reduce our absolute GHG emissions. We reduced our absolute GHG emissions from ship fuel by approximately 15% as compared to our peak year of 2011 despite capacity growth of nearly 38% over the same period. Additionally, we are pursuing our aspiration of net zero emissions from ship operations by 2050, aligned with the IMO Strategy. Achieving this goal will require energy sources and technologies that do not yet exist at scale. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. We have leveraged third-party studies and partnered with companies and other organizations to help identify and scale new technologies. For example, we implemented maritime scale battery technology and are working with classification societies and other

stakeholders to assess lower GHG emission fuel options for cruise ships and assessing carbon capture and storage technologies. We have successfully used biofuel as a replacement for fossil fuel on 8 ships since 2022. The certified biofuels used offer environmental benefits compared to using fossil fuels alone through their lifecycle GHG reductions. These biofuels can be used in existing ship engines without modifications to the engine or fuel infrastructure, including on ships already in service.

To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply and cost challenges that must be resolved before viability is reached. Without clarity on low and zero carbon fuel availability, we are not currently able to make absolute emissions reduction commitments along a prescribed timeline. In our view, a commitment to achieve an absolute greenhouse gas emission reduction pathway without a clear understanding of how this will be achieved is not aligned with our approach to goal setting. While we continue to pursue our aspiration of net zero emissions from ship operations, our defined goals and targets are set based on feasible, achievable, and available pathways based on existing and emerging technologies, available fuel alternatives and proven infrastructure.

We continue to implement Power Saver Packs, a comprehensive set of technology upgrades, being rolled out over the next several years across a portion of the fleet. Upon completion, these upgrades are expected to deliver approximately 5% fuel savings per ship, on top of additional energy savings. These upgrades are the main part of our ongoing energy efficiency investment program and include the following elements:

- Comprehensive upgrades to each ship's hotel HVAC (heating, ventilation, and air conditioning) systems
- LED lighting systems
- Remote monitoring and optimization of energy usage and performance

We have 14 Air Lubrication Systems ("ALS") operating in our fleet as of November 30, 2025 and have additional installations in progress and planned for the future. ALS covers the flat bottom of a ship's hull with air bubbles, which reduces the ship's frictional resistance and the propulsive power required to drive the ship through the water and generates approximately 5% savings in propulsive fuel consumption and reductions in GHG emissions on ALS equipped ships when operating in a specific speed range.

We have 11 LNG powered cruise ships in operation as of November 30, 2025, which represent 21% of our fleet capacity and seven more that are expected to join the fleet through 2033.

While LNG is a fossil fuel and generates GHG emissions, its direct CO_2 emissions are lower than those of conventional fuels. It emits virtually zero sulfur oxides (only the sulfur in the pilot fuel is present), reduces nitrogen oxides by 85% and cuts particulate matter by 95%-100%. The types of engines that we use experience small amounts of methane slip (un-combusted methane passing through the engine). There are varying views on measuring LNG's environmental impact and our disclosures report our emissions, including methane slip, as part of our total GHG emissions (reported as CO_2e) using the scientifically accepted 100-year global warming potential ("GWP") time frame and are measured on a tank-to-wake basis.

We are part of the Methane Abatement in Maritime Innovation Initiative, partnering with other major maritime players to find solutions for this challenge, including evaluating options to remove unburnt methane from exhaust streams. The latest generation of LNG-fueled engines show significantly reduced methane slip and we are working with the engine manufacturers to update our existing engines to improve their methane slip performance. As a result of these efforts, LNG's advantage over conventional fuels in terms of reduced GHG emissions is expected to grow.

A new ship designed to run on LNG also provides flexibility and future optionality. LNG engines are dual-fuel engines, capable of operating on marine gasoil and LNG, including fossil, biofuel and, when available, synthetic versions of those fuels. The type of tank and system arrangements that we have on our LNG-fueled ships also allows for future conversion to other low GHG fuels such as green methanol. LNG ships are also built with larger fuel tanks, with the space necessary to retrofit for other fuels. Given the expected life of a cruise ship, this provides us with more options to continue to fuel our ships regardless of how the alternative fuel markets develop in the future.

The combined impact of the factors above makes LNG the best readily available fuel to reduce GHG emissions in the absence of market-ready zero-emission or near-zero-emission fuels.

We pioneered the use of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur and are promoting the use of shore power, which we also pioneered. Shore power enables our ships to use

shoreside electric power, where available, while in port rather than running their engines to power their onboard services, resulting in reduced engine emissions and noise in port. More than two-thirds of our ships are equipped with this capability, and that number will increase over time as more ports provide shore power. We have continued our work with several local port authorities to utilize cruise ship shore power connections.

We have considered our sustainability goals and efforts, as described above, in connection with the preparation of our consolidated financial statements and any estimates used in the preparation of our consolidated financial statements.

Carnival Corporation & plc's GHG emissions inventory management plan follows the guidance in The Greenhouse Gas Protocol and ISO 14064-1:2018 and our environmental management system is certified in accordance with the ISO 14001:2015 Environmental Management System standard.

We voluntarily publish Sustainability Reports that address governance, stakeholder engagement, environmental, labor, human rights, society, product responsibility, economic and other sustainability-related issues and performance indicators. These reports are not incorporated in this document and can be viewed at www.carnivalcorp.com and www.carnivalplc.com.

a. **Summary of our Environmental Impact**

Our direct (Scope 1), indirect (Scope 2) and indirect value chain (Scope 3) GHG emissions are quantified and reported. Additionally, limited assurance is provided on our GHG emissions by an independent third-party. Our fiscal year 2025 direct GHG emissions, which are largely generated from our ships, represented over 99% of our total Scope 1 and 2 emissions.

	Unit	Global Emissions 2025 (a)	Global Emissions 2024	Global Emissions 2023	UK Emissions 2025	UK Emissions 2024	UK Emissions 2023
GHG Emissions *(in thousands)*							
Scope 1 – Direct	Metric Tons CO_2e	9,263	9,680	9,610	1,214	1,228	1,179
Scope 2 – Indirect – Location based	Metric Tons CO_2e	34	34	38	1	1	1
Total GHG Emissions (Scope 1&2) – Location based	Metric Tons CO_2e	9,297	9,714	9,648	1,215	1,228	1,180
Energy Consumption *(in millions)*							
Scope 1	Kwh	32,616	34,195	34,961	4,283	4,340	4,383
Scope 2	Kwh	127	120	107	8	4	4
Total Energy Consumption (Scope 1&2)	Kwh	32,743	34,315	35,068	4,291	4,344	4,387
Intensity Ratio	Grams of CO_2e/ ALB-Km	195	203	211	208	214	217
Intensity Ratio	Kilograms of CO_2e/ALBD	94	100	103	98	102	106

(a) Our 2025 calculation includes global standards for emission factors established by the IMO. The impact of using these emission factors relative to our comparative calculation is not material.

We perform an inventory of our Scope 3 GHG emissions annually for the 12-month period from June 1 to May 31. The period used for conducting our annual Scope 3 GHG emissions inventory provides sufficient time to collect and consolidate the large amount of activity-based data needed to complete the inventory and report the results in our Annual Report. For the period June 1, 2024 to May 31, 2025, we estimated our Scope 3 emissions to be roughly half of our total emissions. It is important to note that because Scope 3 emissions relate to other organizations' emissions and there are a wide range of emission factor databases to choose from, these estimates are subject to numerous uncertainties.

| | | Global Greenhouse Gas (GHG) Scope 3 Emissions (a) | |
In thousands	Unit	2025/2024	2024/2023
Total Scope 3 GHG emissions	MT CO_2e	7,882	8,671
Cat. 1 Purchased goods and services	MT CO_2e	4,157	4,257
Cat. 2 Capital goods	MT CO_2e	407	1,049
Cat. 3 Fuel- and energy-related activities	MT CO_2e	2,093	2,128
Cat. 4 Upstream transportation and distribution	MT CO_2e	97	112
Cat. 5 Waste generated in operations	MT CO_2e	140	135
Cat. 6 Business travel	MT CO_2e	37	39
Cat. 7 Employee commuting	MT CO_2e	721	728
Cat. 8 Upstream leased assets	MT CO_2e	N/A	N/A
Cat. 9 Downstream transportation and distribution ..	MT CO_2e	N/A	N/A
Cat. 10 Processing of sold products	MT CO_2e	N/A	N/A
Cat. 11 Use of sold products	MT CO_2e	209	198
Cat. 12 End-of-life treatment of sold products......	MT CO_2e	N/A	N/A
Cat. 13 Downstream leased assets	MT CO_2e	N/A	N/A
Cat. 14 Franchises	MT CO_2e	N/A	N/A
Cat. 15 Investments	MT CO_2e	21	24

(a) Our Scope 3 emissions were calculated using the 12-month periods from June 1, 2023 – May 31, 2024 and June 1, 2024 – May 31, 2025.

GHG emissions data collection and calculations were performed in accordance with our GHG emissions inventory management plan. Ship fuel emissions represent 98% of our total Scope 1 and 2 emissions and over half of our total emissions.

Scope 1 emissions include direct emissions from the combustion of ship fuel, inadvertent release of ship refrigerants, and other direct emissions generated by sources owned or controlled by Carnival Corporation & plc (global number as per above table) as well as ships operated and facilities owned and leased by our UK-based and marketed brands — P&O Cruises (UK number as per above table) and Cunard (UK number as per above table).

Scope 2 emissions include emissions from the consumption of electricity for facilities and ships as well as heat or steam purchased by sources owned or controlled by Carnival Corporation & plc (global number as per above table) as well as ships operated and facilities owned and leased by our UK-based and marketed brands — P&O Cruises (UK number as per above table) and Cunard (UK number as per above table).

We measure and report the ship fuel GHG emission rate in terms of grams of CO_2e per ALB-Km and kilograms of CO_2e per ALBD. These indicators enable us to make meaningful GHG emission reduction comparisons that take into account changes in fleet size, itineraries and passenger capacity during normal operations. The CO_2e/ALBD metric is a better indicator of our progress on absolute emissions reduction.

Scope 3 emissions include emissions that occur in the value chain of Carnival Corporation & plc. Scope 3 emissions were estimated using supplier and activity-based data, where available (e.g., city-pair flight data, food and beverage physical units purchased, waste volumes and fuel consumption and shipbuilder-reported emissions). Several emission factor databases were used in the estimation, including DEFRA, IMO Guidelines on Life Cycle GHG Intensity of marine fuels, and the U.S. EPA Supply chain GHG Emission Factors v1.3 (with margins), among others. Spend-based emission factors were adjusted for inflation as needed. Our estimation is conducted at the corporate, not country level.

In addition to GHG emissions, we also monitor various other environmental metrics to assess our impact and track our performance over time.

(in thousands, except percentages)	Other Environmental Impact Metrics			
	Unit	2025	2024	2023
Water Consumption	Metric Tons	25,893	25,828	23,907
Wastewater	Metric Tons	24,917	25,385	23,687
Waste Disposal	Metric Tons	295	289	284
Percent of Waste Recycled (a)	Percent	28.1%	29.7%	29.0%

(a) Refers to waste materials that have been segregated onboard with the intention of being recycled ashore.

b. Climate-Related Financial Disclosures

We have set out below our climate-related financial disclosures fully consistent with the Task Force on Climate-Related Financial Disclosures ("TCFD") Recommendations and Recommended disclosures, taking into account guidance published by the TCFD including the Guidance for All Sectors and in compliance with the requirements of the UK Companies Act 2006. Our consistency with the TCFD's four pillars, Governance, Strategy, Risk Management and Metrics and Targets, and the recommendations thereof, are represented in the table below.

TCFD Pillar	Recommended disclosures	Section Reference
Governance	a) Describe the Boards' oversight of climate-related risks and opportunities.	*Governance*
	b) Describe management's role in assessing and managing climate-related risks and opportunities.	
Strategy	a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	*Strategy & Risk Management*
	b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	
	c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	
Risk Management	a) Describe the organisation's processes for identifying and assessing climate-related risks.	*Strategy & Risk Management*
	b) Describe the organisation's processes for managing climate-related risks.	
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	

TCFD Pillar	Recommended disclosures	Section Reference
Metrics and Targets	a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	*Metrics and Targets*
	b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks.	
	c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	

Governance

The CEO and the Boards of Directors are responsible for the oversight of climate-related matters and are directly supported by members of executive management. In addition, the CEO and the Boards of Directors approve our decarbonization initiatives and investments. They also set the tone at the top with regards to embedding a climate risk culture through fulfilling their responsibilities as outlined in the climate risk management framework. The CEO leads the identification of climate-related risks and opportunities and oversees how these are embedded in our strategic decision-making and risk management processes (see page 29).

To further support our climate-related efforts, we have a Strategic Risk Evaluation ("SRE") Committee. The SRE Committee consists of members of executive management and reports to the CEO, who in turn, reports to the Boards of Directors. As of November 30, 2025, the SRE Committee was comprised of the following:

- Josh Weinstein — Chief Executive Officer
- David Bernstein — Chief Financial Officer and Chief Accounting Officer (Chair of SRE Committee)
- Lars Ljoen — Chief Maritime Officer
- Richard Brilliant — Chief Risk and Compliance Officer

The primary responsibility of the SRE Committee is to assist the CEO in fulfilling his responsibility to identify, monitor and review the management of climate-related risks and opportunities. The diagram below sets out the function of the SRE Committee and illustrates the interaction between the Boards of Directors, executive management and the SRE Committee. Common recurring activities of the SRE Committee include:

- Discussing climate considerations in the planning processes to further support its focus on reducing GHG emissions
- Considering if any new climate risks or opportunities should be included in the list of identified climate risks and opportunities
- Reviewing and updating as needed the internal decarbonization premium
- Ensuring appropriate assignment of identified climate risks and opportunities to risk owners, who are responsible for their day-to-day evaluation and management
- Obtaining at least annual reporting from the risk owners on the monitoring and management of identified risks and opportunities and reviewing, scrutinizing and challenging management of climate-related risks and opportunities
- Tracking of energy efficiency spend and progress on the installation of energy efficiency projects)
- Monitoring progress against our 2030 Climate Action Goals
- Reviewing and approving the climate risk management framework
- Reviewing and approving the SRE Committee charter

The SRE Committee meets at least once a quarter. Four SRE Committee meetings were held relating to the year ended November 30, 2025. From these discussions, the SRE Committee has provided a quarterly update to the Boards of Directors on climate-related matters such as:

- Updates from risk owners on the monitoring and management of identified risks and opportunities for all of our monitored risks
- Updates on evolving regulations
- Results of our 2025 qualitative scenario analysis


Role
Climate-Related Function
Boards
Management
Boards of Directors
Ultimate oversight of climate-related risks and opportunities
Nominating & Governance
Compensation
Compliance
Audit
Health, Environmental, Safety & Security
Committees responsible for oversight of relevant aspects of risks and opportunities which may include climate-related issues
CEO
Strategic Risk Evaluation Committee (SRE)
Applied internal risk assessment to support committees in their respective climate-related oversight functions
Executive Management
Direct connectivity to the Boards and CEO; lead integration of climate into key business functions
Climate Risk Owners
Management
Support integration of climate-related oversight and management into key functions

Strategy & Risk Management

Identifying and assessing climate risks and opportunities

Our organization has established an ongoing process for managing climate-related risks and opportunities. This process is iterative and evolves as we gain new insights and face emerging challenges. In 2022, we undertook an exercise to identify potential climate-related risks and opportunities. This involved gathering input from key stakeholders and a cross-section of management across the organization. During these sessions, participants qualitatively assessed the impact and likelihood of each risk and opportunity culminating in a prioritization exercise and resulting in a refined list of identified climate-related risks and opportunities for our organization. The SRE Committee reviews the selected risks and opportunities quarterly, considering whether certain risks may no longer require monitoring or if new risks should be identified.

In 2025, we conducted a comprehensive review of our climate-related risks and opportunities, confirming that the existing list continues to reflect areas of relevance for our organization. To enhance the clarity and strategic focus of our disclosures, we have refined our assessment approach to prioritize risks and opportunities with the highest unmitigated impact and likelihood ratings. This shift allows us to focus on factors most likely to influence our resilience, decision-making, and long-term value. Items outside this threshold are retained on a monitoring list and will be reviewed periodically to ensure our oversight remains dynamic and responsive.

Managing Climate Risks and Integration into the Overall Risk Management Framework

Each climate risk has been assigned an owner who has responsibility for the day-to-day evaluation and management of the risk. The primary method for review, scrutiny, and challenge of climate risks involves the risk owners monitoring, assessing and reporting how each risk and opportunity is changing over time based on climate risk indicators and discussing options with the SRE Committee to reduce, accept, avoid or transfer risk. This includes monitoring existing and emerging regulations. For more information, see section XVIII. Governmental and Other Regulations on pages 15 to 20.

Additionally, a premium for lowering our GHG emissions, ranging between \$160 and \$200 per metric ton depending on the type of fuel, is added to the cost of fuel for our long-term capital planning process. We are

also ensuring that our brands design more energy efficient itineraries. This integration ensures that climate factors are embedded into capital allocation, investment decisions, and long-term planning.

Overall, the Boards of Directors are responsible for determining the strategic direction of the company and the nature and extent of the risk assumed by it. Within our risk management framework, the Boards of Directors have ultimate oversight of climate-related risks, which have been identified as a principal risk. Refer to the Governance pillar for a description of how climate-related risks are overseen.

Climate-related scenario analysis

We complete scenario analysis to understand the relative materiality and possible range of impacts to the business from the selected climate-related risks and opportunities under different potential futures. The results guide our strategic planning, risk management, and target setting, enabling us to evaluate resilience under different climate futures.

In 2022, we performed qualitative scenario analysis for all our climate risks and opportunities. Additionally, we conducted further quantitative analysis on three risks and two opportunities. These were evaluated using our quantitative feasibility matrix assessment to determine which risks were best suited for quantification. The selection was primarily driven by the anticipated usefulness of insights from conducting quantitative analysis for business planning. Supplementary considerations included data availability. The results of our 2022 quantitative scenario analysis have a high degree of uncertainty as there are assumptions made for all modelling inputs. This means that results should be taken as an indicative "order of risk". Furthermore, the analysis assumes that the future conditions from climate change are shifted to today to contextualize impacts in relation to the current business size.

The analysis does not include:

- Forward-looking forecasting of our business operations; or
- Potential mitigation or adaptation measures that could be taken either by us, or by other parties over the period considered (e.g., sustainable ship fuel development, governments building flood defenses).

In 2025, we updated our qualitative scenario analysis to assess four climate-related risks, selected based on updated information since 2022. This includes three transition risks reflecting shifts in policy and regulation and one physical risk relating to extreme weather events resulting from evidence that global temperatures have exceeded certain IPCC AR6 projections.

The climate scenarios used as part of our analysis are outlined below. We limited our qualitative analysis to the first two scenarios to focus on contrasting strategic narratives with clear policy and environmental implications, while reserving the third, more extreme emissions scenario for quantitative modelling given its technical nature and data intensity.

Warming Trajectory	Climate scenarios	Rationale between climate scenario analysis selection	2022 & 2025 Qualitative Scenario Analysis	2022 Quantitative Scenario Analysis
1.5 degrees Celsius	*SSP1 / RCP 1.9*	This scenario models a rapid global shift to low-emission technologies and policies aligned with the Paris Agreement to limit warming to 1.5°C. We chose it to explore a net-zero pathway that supports our Climate Action Goals and future resilience.	✓	✓
2.8 degrees Celsius	*SSP3 / RCP7.0*	This scenario reflects a fragmented, high-emissions world with weak environmental action and limited global cooperation. We included it to understand the risks and constraints we may face if the Paris Agreement goals are not met.	✓	✓
4 degrees Celsius	*SSP5 / RCP 8.5*	This scenario projects fossil-fuel-driven growth leading to the highest future emissions and severe climate risks. We included it to evaluate the potential impact of extreme physical climate outcomes.	N/A	✓

Since the initial scenario analysis in 2022, the perceived timeframes which climate-related risks and opportunities may materialize have evolved. The original analysis considered time horizons as follows:

- 2022 – 2025 (short-term) — consistent with our internal forecasting
- 2025 – 2035 (medium-term) — aligns with our existing sustainability goals
- 2035 – 2050 (long-term) — consistent with the useful life of our ships

In the updated 2025 qualitative assessment, these horizons were extended to reflect a reassessment of when key climate-related impacts are likely to occur, enabling a more forward-looking and relevant evaluation of resilience under various climate scenarios.

The revised time horizons are:

- Present – 2030 (short-term): consistent with our internal forecasting and existing sustainability goals
- 2031 – 2040 (medium-term): aligns with the time horizon for our transitional risks
- 2041 – 2050 (long-term) — reflecting the IMO's 2050 targets

Climate-related Risks and Opportunities

Insights from our analysis and resilience evaluation

We presently consider transition risks to be the most significant in terms of likelihood and impact. The risks with the highest impact and likelihood of occurrence are associated with the transition to a low-GHG emission future, in a scenario where low GHG emission technology does not exist, or where we have not been able to access these technologies and where we have reduced availability and access to fuel. The climate-related opportunities with the highest impact are a mix of mitigation and adaptation opportunities. These include the positive impacts of supporting the adaptation of sustainable technological advances for our business, improved operational efficiencies from technological advancements, and more energy efficient itineraries from investing in port and destination projects.

1.5°C Scenario:

Under this scenario, transition risks identified are material and our resilience is dependent on our ability to effectively adopt low GHG emission technologies. A transition to low GHG emission technologies would help us adhere to increasing requirements to transition to a low-GHG emissions future, including existing and emerging regulations, consumer preferences, and talent market expectations, with impacts expected to be felt in the short to medium term. Our most impactful opportunity is the enhancement of our reputation and competitiveness, by supporting the adaptation of sustainable technological advances for the cruise industry. This would also further help us to mitigate our transition risks.

2.8°C Scenario:

This scenario presents a higher emissions future where physical risks are material. Business resilience under this scenario is dependent on our ability to adapt to extreme weather events and chronic physical risks, with impacts expected in the short term and increasing in the medium to long term. Under this scenario we can remain resilient by taking advantage of the mobility of our cruise ships, which enables us to move our vessels between regions and adapt itineraries in cases of extreme weather events. Additionally, based on a study performed, we are well placed to respond to increased physical risks at our new port development projects.

4°C Scenario:

Akin to the 2.8°C Scenario, business resilience be dependent on our ability to adapt to extreme weather events and chronic physical risks as well as the impacts to our supply chain across different geographical areas, with impacts expected in the medium term and likely to increase over the long term. Our experience with previous supply chain disruptions suggests that under this scenario, we would be resilient to supply chain risks given our ability to adapt to supply chain disruptions.

Climate-related risks identified through the 2022 and 2025 scenario analysis

TCFD Category	Risk Summary	Potential Impact	Time Horizon
Markets and products / Shifting Markets (1)	**Cruising no longer aligns to consumers' climate values**	Evolving views among consumers globally about the impact of GHG and other emissions on the environment may lead to changes in consumer preferences. In addition, some environmental focused groups have and may continue to generate negative publicity regarding the environmental impact of the cruise industry and are advocating for more stringent oversight and regulation of our industry. This, amongst other factors, may have a material impact on our operations and financial results. See Compliance and Regulatory Risk Factor "b" on page 57 for further discussion and mitigating actions. Our 2022 quantitative scenario analysis identified this presents a high potential financial impact over the medium to long term under a 1.5 degree scenario.	Medium Term
	Reduced availability and access to fuel*	We have been and may continue to be impacted by economic, market and political conditions around the world, regulatory requirements including emissions-related regulations, supply disruptions and related infrastructure needs, which make it difficult to predict the future price and availability of fuel. See Operational Risk Factor "g" on page 53 for further discussion and mitigating actions. Our 2022 quantitative scenario analysis identified this presents a high potential financial impact over the medium to long term under a 1.5 degree scenario and over the short to medium term under a 2.8 degree scenario.	Medium Term

TCFD Category	Risk Summary	Potential Impact	Time Horizon
Policy and Legal (1)	**Increased costs driven by climate-related regulations***	Concerns and regulatory focus on sustainability and the impact of GHG and other emissions on the environment in many parts of the world have impacted us and may in the future have material impacts on our business and operating results. Refer to XVIII. Governmental and Other Regulations on pages 15 to 20 for additional discussion of recent developments related to Maritime Regulations, Greenhouse Gas Emissions and EU Regulations and Compliance and Regulatory Risk Factor "b" on page 57 for further discussion and mitigating actions. Our 2022 quantitative scenario analysis identified this presents a high potential financial impact over the medium to long term under a 1.5 degree scenario and over the short to medium term under a 2.8 degree scenario.	Medium Term
	Risk is that cruising (as a carbon-intensive industry) is severely restricted or subject to bans	Concerns and regulatory focus on sustainability and the impact of GHG and other emissions on the environment in many parts of the world have impacted us and may in the future have material impacts on our business and operating results. In addition, regulatory developments may restrict or limit our access to certain destinations and/or countries or impact our freedom to operate. Refer to XVIII. Governmental and Other Regulations on pages 15 to 20 for additional discussion of recent developments related to Maritime Regulations, Greenhouse Gas Emissions and EU Regulations and Compliance and Regulatory Risk Factor "b" on page 57 for further discussion and mitigating actions.	Medium Term
Reputation (1)	**Increased demand for reducing carbon-intensive practices**	Evolving views among consumers globally about the impact of GHG and other emissions on the environment may lead to changes in consumer preferences. In addition, some environmental focused groups have and may continue to generate negative publicity regarding the environmental impact of the cruise industry and are advocating for more stringent oversight and regulation of our industry. This, amongst other factors, may have a material impact on our operations and financial results. See Compliance and Regulatory Risk Factor "b" on page 57 for further discussion and mitigating actions.	Medium Term

TCFD Category	Risk Summary	Potential Impact	Time Horizon
Technology (1)	**Lack of viable low carbon technology to replace fossil fuels**	Concerns and regulatory focus on sustainability and the impact of GHG and other emissions on the environment may require us to make capital investments in new equipment or technologies, pay for emissions, purchase allowances and/or carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. We are pursuing our aspiration of net zero emissions from ship operations by 2050; however, achieving this goal will require energy sources and technologies that do not yet exist at scale. See XIX. Sustainability and Environmental Impact on pages 20 to 27 for additional information and Compliance and Regulatory Risk Factor "b" on page 57 for further discussion and mitigating actions. In our 2025 qualitative scenario analysis, we identified no change to this risk, indicating a constant risk despite global regulatory advancements.	Medium Term
Physical	**Extreme weather events and long-term climate shifts may disrupt operations, damage assets, and reduce itinerary flexibility**	Our operations face increasing exposure to acute and chronic weather events, which may lead to higher costs associated with asset protection and operational adjustments. Extreme weather conditions could disrupt supplier access and port infrastructure, potentially delaying services and requiring itinerary changes. Any of these events could have a material impact to our business and profitability. See Operational Risk Factor "c" on page 50 for further discussion and mitigating actions. In our 2025 qualitative scenario analysis, we identified the likelihood of more frequent and intense extreme weather events has increased since our 2022 analysis. The increase in exposure to acute weather events is expected over the short-term time horizon under a >3°C scenario. We have reviewed our mitigating actions and believe the appropriate measures are in place to manage this risk effectively.	Short Term

(1)   **Transition Risks**

*   **Due to the similar nature of these risks, we combined these risks for the 2022 quantitative analysis**

Climate-related opportunities identified through the 2022 and 2025 qualitative scenario analysis

TCFD opportunity categories	Opportunity summary	Potential Outcome	Realization time horizon
Technology	Support the adaptation of sustainable technological advances for the cruise industry	This opportunity relates to the technology risk outlined above.	Medium Term
Market Access	Access to new financing options available for organizations working on a low-GHG emission future	See XIX. Sustainability and Environmental Impact on pages 20 to 27 for additional information.	Short-Medium Term

Metrics and Targets

Our most material quantified risks are the transition risks. We have five 2030 Climate Action Goals which address these risks and opportunities. Please see XIX. Sustainability and Environmental Impact on pages 20 to 23 for an update on progress against these goals and the associated metrics.

- Achieve 20% GHG intensity reduction relative to our 2019 baseline measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD by 2026
- Achieve 75% fleet short power connection capability by 2028, 80% by 2030
- Expand LNG ships to >25% fleet capacity beyond 2030 to 2033
- Expand battery and biofuel capabilities
- Continue to measure Scope 3 emissions

To demonstrate our commitment to achieving our Climate Action Goals, our executive compensation targets are linked to our progress toward achieving certain of our 2030 Sustainability Goals. Refer to Carnival plc Directors' Remuneration Report on pages 60 to 62 and pages 64 to 65 for further details.

We have not set specific metrics and targets in relation to physical climate risks based on current mitigating actions in place. We will continue to monitor developments in this area and will define appropriate metrics and targets should the risk profile change or increase in significance.

Our direct (Scope 1), indirect (Scope 2) and indirect value chain (Scope 3) GHG emissions are quantified and reported. Our Scope 1, Scope 2 and Scope 3 emissions can be found in XIX. Sustainability, and Environmental Impact on pages 25 to 26.

D. <u>Website Access to Carnival Corporation & plc SEC Reports.</u>

We use our websites for the distribution of company information. Our Form 10-K, Carnival plc Annual Report, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, joint Proxy Statement related to our annual shareholders meeting, Section 16 filings and all amendments to those reports are available free of charge at www.carnivalcorp.com and www.carnivalplc.com and on the SEC's website at www.sec.gov as soon as reasonably practicable after we have electronically filed or furnished these reports with the SEC. In addition, you may automatically receive email alerts and other information when you enroll your email address by visiting the Investor Services section of our websites. The content of any website referred to in this document is not incorporated by reference into this document.

E. <u>Industry and Market Data.</u>

This document includes market share and industry data and forecasts that we obtained from industry publications, other third-party information and internal company surveys. Industry publications, including those from Cruise Industry News, and surveys and forecasts, generally state that the information contained therein has been obtained from sources believed to be reliable. Cruise Industry News is a for profit magazine company that covers all aspects of cruise operations. Their magazines and annual report cover all cruise lines and shipyards and report on all aspects of cruise operations including relevant issues, financial results, shipbuilding, ship reviews, etc. All other references to third-party information are publicly available at nominal or no cost. We use the most currently available industry and market data to support statements as to our market positions. Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data. Similarly, while we believe our internal estimates with

respect to our industry are reliable, they have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks within this Strategic Report.

F.   Cybersecurity.

With an increasingly technology-driven business landscape, cybersecurity is critical to safeguarding our company's shipboard and shoreside assets and maintaining our operational integrity. We have implemented cybersecurity measures that are designed to protect the confidentiality, integrity and availability of our information technology and operational technology systems against the constantly evolving cyber threats.

Risk Management

Our processes to identify and manage cybersecurity risks form part of our overall risk management framework which includes an organization wide, multi-layered approach to risk assessment and management. Our cybersecurity risk management program is designed to proactively identify, assess and mitigate potential cybersecurity threats. It leverages industry-leading cybersecurity frameworks and standards, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and the ISO/IEC 27001 standard. We conduct regular risk assessments to evaluate the security posture of our systems and processes, including vulnerability assessments, penetration testing, external attack surface mitigations and monitor our network for suspicious activity and potential breaches. We engage third-party advisory firms to conduct assessments of the maturity of our cybersecurity program, including measures to improve our Payment Card Industry Data Security Standard ("PCI DSS") compliance, as well as to conduct penetration testing of our shoreside and shipboard assets on a periodic basis. We continue to invest in our information technology, operational technology and cybersecurity programs to layer in risk-based controls to protect against evolving threats.

We maintain an incident response plan and related policies and protocols which outline procedures for identifying, reporting and responding to cybersecurity incidents. Our incident response plan is regularly updated to address new threats and tested through crisis simulation exercises involving our shipboard and shoreside employees. We also have an incident response team who is trained to handle a wide range of security events and collaborates with external cybersecurity experts when necessary.

We have data privacy and security standards across the company that are designed to comply with relevant regulations, including the General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act ("CCPA") and PCI DSS. We employ encryption, access controls, and other data anonymization techniques to safeguard data throughout its lifecycle.

We also have data privacy and cybersecurity focused training for our shoreside and select shipboard team members. We regularly educate our shoreside and shipboard team members about the importance of handling and protecting guest and team member data, including phishing simulation exercises and annual privacy and security training to enhance awareness of how to detect and respond to cybersecurity threats.

Our cybersecurity diligence extends to third-party vendors and partners. We have operationalized processes that seek to identify and manage cybersecurity risks from our service providers, including those who have access to our guest or team member data or direct access to our network, systems and applications, with the goal of minimizing our exposure to third party risks. In addition, cybersecurity and data privacy considerations factor greatly in the sourcing, selection and oversight of our third-party service providers. We generally require third-party service providers that access or host our data, systems, or applications or could otherwise introduce cybersecurity risk to us, to complete additional risk assessments, comply with our security and privacy requirements, and agree to the timely reporting of cyber security incidents to us.

As of November 30, 2025, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of our operations, or financial condition. Despite our efforts with respect to protecting information technology operations and strengthening our cybersecurity and data privacy positions, we have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses incurred in connection with cybersecurity incidents were not material. For additional information on the risks from cybersecurity threats and the potential related impacts on the company, refer to Operational Risk Factor "e".

Governance

Our Global Chief Information Security Officer ("CISO") leads our worldwide efforts in cybersecurity risk reduction and regulatory compliance. Our CISO oversees risk management across information technology operations, cybersecurity and data privacy. With over 20 years of experience across various industries, including Fortune 50 and 100 organizations, our CISO brings a comprehensive background in strategic cybersecurity leadership and risk management. This expertise is further supported by an array of certifications (C-CISO, CISSP, CISM, CRISC, CISA, and CIPT), as well as academic credentials, including a Master's in Information Systems from Harvard University and a Bachelor's in Business Administration from Florida International University. Our CISO regularly updates executive management and actively engages within the cybersecurity community to stay informed on the latest industry developments.

Our CISO chairs our Cybersecurity Advisory Council ("CAC"), a cross-functional management committee that drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management. The CAC is sponsored by our Chief Financial Officer and is composed of senior leaders from our brand information security, data privacy, legal, internal audit and information technology teams. The CAC meets at least quarterly and has responsibility for oversight of our cybersecurity strategic direction, risks and threats, priorities, resource allocation, capabilities and planning. The CISO and her team are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents in accordance with our cyber incident response plan. Additionally, the CISO informs our Disclosure Committee on a quarterly basis, or more frequently if needed, of any cybersecurity risks or incidents or other information system matters that may affect our business strategy, results of operations or financial condition.

Our Chief Privacy Officer and Data Protection Officers oversee our focus on the proper processing of personal information in alignment with our privacy policy and applicable privacy laws and regulations.

The Audit Committees are responsible for oversight of our risk management with respect to information technology operations and cybersecurity while the Compliance Committees oversee risk management in the area of data privacy and the HESS Committees oversee risk management related to our maritime operational technologies. The Audit Committees receive updates from the CISO on our information technology operations, including cybersecurity developments and risks, three times a year, and our Board of Directors receive updates from the CISO on an annual basis.

G. Properties.

Our headquarters and principal shoreside operations are located in owned/leased office buildings in Miami, Florida and in Southampton, England. We also own and/or lease a number of other offices across the U.S., Continental Europe and other locations throughout the world to support our brand operations globally. In 2025, we purchased a site to build and relocate our Miami, Florida headquarters.

Information about our cruise ships, including the number each of our cruise brands operate, as well as information regarding our cruise ships under construction may be found under Part I, Item 1. Business. C. "Our Global Cruise Business." In addition, we own, lease or have controlling interests in port destinations, exclusive islands, hotels, and lodges.

H. Legal Proceedings.

Where applicable, the legal proceedings described in Note 6 — "Contingencies" of our DLC Financial Statements are shown in our Carnival plc Financial Statements in Note 23 — "Contingencies" and are incorporated by reference into this Strategic Report.

On June 20, 2022, Princess Cruises notified the Australian Maritime Safety Authorization ("AMSA") and the flag state, Bermuda, regarding approximately six cubic meters of comminuted food waste (liquid biodigester effluent) inadvertently released by *Coral Princess* inside the Great Barrier Reef Marine Park. On May 31, 2023, we received a summons from the Australia Federal Prosecution Service indicating that formal charges would be pursued against Princess Cruises and the Captain of the vessel. On November 17, 2025, Princess Cruises entered a guilty plea, and the charges against the Captain were accordingly dismissed. The Magistrates Court of Queensland imposed an immaterial fine against Princess Cruises. This matter is now concluded.

On February 5, 2024, P&O Cruises (Australia) notified the AMSA and the UK Marine Accident Investigation Branch that a small amount of oil may have inadvertently contaminated grey water which was

discharged by *Pacific Adventure* in the Great Barrier Reef Marine Park, Queensland. We intend to cooperate with any inquiries from governmental authorities. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

I.   Executive Officers and Corporate Governance.

Information About Our Executive Officers

The table below sets forth the name, age, years of service and title of each of our executive officers as of January 27, 2026. Titles listed relate to positions within Carnival Corporation and Carnival plc unless otherwise noted.

	Age	Years of Service	Title
Micky Arison	76	54	Chair of the Boards of Directors
David Bernstein	68	27	Chief Financial Officer and Chief Accounting Officer
Bettina Deynes	53	7	Global Chief Human Resources Officer
Lars Ljoen	56	10	Chief Maritime Officer
Enrique Miguez	61	28	General Counsel
Josh Weinstein	51	23	Chief Executive Officer

Business Experience of Executive Officers

Micky Arison has been Chair of the Boards of Directors since 1990 and a Director since 1987. He was Chief Executive Officer from 1979 to 2013.

David Bernstein has been Chief Financial Officer since 2007 and Chief Accounting Officer since 2016.

Bettina Deynes has been Global Chief Human Resources Officer since 2022 and she was Chief Human Resources Officer of Carnival Cruise Line from 2019 to 2022.

Lars Ljoen has been Chief Maritime Officer since February 2025. He was Chief Operations Officer for Carnival Cruise Line from 2022 to January 2025 and Executive Vice President, Maritime of Carnival Cruise Line from 2018 to 2022.

Enrique Miguez has been General Counsel since 2021. He was Vice President and Deputy General Counsel from 2003 to 2021.

Josh Weinstein has been Chief Executive Officer since 2022. He was Chief Operations Officer from 2020 to 2022, President of Carnival UK from 2017 to 2022 and Treasurer from 2007 to 2017.

Corporate Governance

Our Code of Business Conduct and Ethics applies to all our team members and our Boards of Directors and states our commitment to conduct business ethically, among other things, without the influence of bribes or acts of corruption. We are committed to complying with the laws prohibiting bribery and other corrupt practices that apply everywhere we operate. Additionally, we provide trainings on anti-corruption laws and regulations and how to identify bribery to our team members. This Code of Business Conduct and Ethics is posted on our website, which is located at www.carnivalcorp.com and www.carnivalplc.com. We intend to satisfy the disclosure requirements regarding any amendments to, or waivers from, provisions of this Code of Business Conduct and Ethics by posting such information on our website, at the addresses specified above. Refer to Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on page C-1.

J.   Dividends.

We did not pay or declare dividends on Carnival Corporation common stock or Carnival plc ordinary shares for the year ended November 30, 2025.

In December 2025, the Boards of Directors approved the reinstatement of the company's quarterly dividend and declared an initial $0.15 per share dividend with a record date of February 13, 2026 and a payment date of February 27, 2026.

Holders of Carnival Corporation common stock and Carnival plc ADSs will receive the dividend payable in U.S. dollars. The dividend for Carnival plc ordinary shares will be payable in U.S. dollars or sterling. In the absence of instructions or elections to the contrary, holders of Carnival plc ordinary shares will automatically receive the dividend in sterling.

Dividends payable in sterling will be converted from U.S. dollars at the exchange rate quoted by Bloomberg (BFIX) in London at 12 noon on February 17, 2026. Holders of Carnival plc ordinary shares wishing to receive their dividend in U.S. dollars or participate in the Carnival plc Dividend Reinvestment Plan must elect to do so by February 13, 2026.

K.   Repurchase Authorizations.

I.   Carnival plc Shareholder Approvals.

Annual shareholder approval is required for Carnival plc to buy back its ordinary shares. Carnival plc did not renew its authority to buy back shares at the 2025 Annual General Meeting.

2.   Business Review.

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Business Review is by reference to the DLC Financial Statements. Accordingly, the below presents the required Business Review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006. Refer to Note 3 — "Segment Information", for a reconciliation of the Carnival Corporation & plc U.S. GAAP amounts to the corresponding Carnival plc Group IFRS amounts as of and for the years ended November 30, 2025 and 2024.

Known Trends and Uncertainties

We believe changes in the cost of fuel, fluctuations in foreign currency exchange rates and new and evolving regulatory requirements related to the reduction of GHG emissions are reasonably likely to impact our profitability in both the short and long-term. We became subject to the EU Emissions Trading System ("ETS") on January 1, 2024, which includes a three-year phase-in period. The impact of this regulation in 2025 and 2024 was $91 million and $46 million, which represented costs associated with 70% and 40% of emissions under the ETS operational scope. In 2026, all in scope emissions will be impacted. Refer to XVIII. Governmental and Other Regulations.

Results of Operations

We have historically earned substantially all of our cruise revenues from the following:

- Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships' home ports and cancellation fees. The cruise ticket price typically includes the following:

  - Accommodations
  - Most meals, including snacks at numerous venues
  - Access to onboard amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
  - Entertainment, such as theatrical and comedy shows, live music and nightclubs
  - Visits to multiple ports, including our portfolio of owned or operated ports and destinations
  - Childcare and supervised youth programs

- Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:

  - Beverage sales
  - Casino gaming
  - Shore excursions and experiences
  - Retail sales
  - Internet and communication services
  - Full-service spas
  - Specialty restaurants
  - Photo sales

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses

because the costs and services incurred for concession revenues are borne by our concessionaires. In 2025, we earned 34% of our cruise revenues from onboard and other revenue goods and services.

We earn our tour and other revenues from our hotel and transportation operations and other revenues.

We incur cruise operating expenses for the following:

- Commissions, transportation and other, which include costs of travel agent commissions, air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees
- Onboard and other, which include the costs of beverage sales, shore excursions, retail sales, internet and communication, credit and debit card fees, other onboard costs, cruise vacation protection programs and pre- and post-cruise land packages
- Payroll and related, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses
- Fuel, which include fuel delivery costs and emission allowance costs
- Food, which include both our guest and crew food costs
- Other operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums; tour and other expenses for our hotel and transportation operations and all other operating expenses

We do not allocate payroll and related, fuel, food or other operating expenses to the expense categories attributable to passenger ticket revenues or onboard and other revenues since they are incurred to provide the total cruise vacation experience.

Statistical Information

	Years Ended November 30,	
	2025	2024
Passenger Cruise Days ("PCDs") *(in millions)* (a)	101.7	100.5
Available Lower Berth Days ("ALBDs") *(in millions)* (b) (c)	96.5	95.6
Occupancy percentage (d)	105%	105%
Passengers carried (in millions)	13.6	13.5
Fuel consumption in metric tons (in millions)	2.8	2.9
Fuel consumption in metric tons per thousand ALBDs	29.2	30.9
Fuel cost per metric ton consumed (excluding emission allowances)	$ 610	$ 665
Currencies (USD to 1)		
AUD	$ 0.64	$ 0.66
CAD	$ 0.71	$ 0.73
EUR	$ 1.12	$ 1.09
GBP	$ 1.31	$ 1.28

Notes to Statistical Information

(a) PCD represents the number of cruise passengers on a voyage multiplied by the number of revenue-producing ship operating days for that voyage.

(b) ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(c) In 2025 compared to 2024, we had a 1.0% capacity increase in ALBDs comprised of a 1.2% capacity increase in our North America segment and a 0.6% capacity increase in our Europe segment.

Our North America segment's capacity increase was caused by the following:

- Carnival Cruise Line 5,360-passenger capacity ship that entered into service in December 2023
- Princess Cruises 4,310-passenger capacity ship that entered into service in February 2024
- Carnival Cruise Line 4,130-passenger capacity ship that transferred from Costa Cruises and entered into service in April 2024
- Princess Cruises 4,310-passenger capacity ship that entered into service in September 2025

The increase in our North America segment's capacity was partially offset by:

- Seabourn 460-passenger capacity ship that left the fleet in September 2024
- P&O Cruises (Australia) 2,000-passenger capacity ship that left the fleet in February 2025

Our Europe segment's capacity increase was caused by:

- Cunard 2,960-passenger capacity ship that entered into service in May 2024
- Nonrecurrence of the Red Sea rerouting without guests

The increase in our Europe segment's capacity was partially offset by a Costa Cruises 4,240-passenger capacity ship that transferred to Carnival Cruise Line in February 2024.

(d) Occupancy, in accordance with cruise industry practice, is calculated using a numerator of PCDs and a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2025 Compared to 2024

Carnival plc Group IFRS Key Financial Measures

	Years Ended November 30,	
(in millions)	**2025**	**2024**
Revenue	$ 10,019	$ 9,413
Operating income (loss)	$ 1,921	$ 1,627
Total assets	$ 16,566	$ 13,594

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Business Review is by reference to the DLC Financial Statements. Accordingly, the below presents the required Business Review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

Revenues

Consolidated

Passenger ticket revenues made up 65% of our 2025 total revenues. Passenger ticket revenues increased by $956 million, or 5.8%, to $17.4 billion in 2025 from $16.5 billion in 2024.

This increase was caused by:

- $635 million – higher ticket prices driven by continued strength in demand
- $196 million – net favorable foreign currency translation impact
- $159 million – 1.0% capacity increase in ALBDs

These increases were partially offset by a decrease of $74 million in air transportation revenue.

The remaining 35% of 2025 total revenues were comprised of onboard and other revenues, which increased by $644 million, or 7.5%, to $9.2 billion in 2025 from $8.6 billion in 2024.

This increase was driven by:

- $466 million – higher onboard spending by our guests
- $83 million – 1.0% capacity increase in ALBDs
- $57 million – net favorable foreign currency translation impact

North America Segment

Passenger ticket revenues made up 62% of our North America segment's 2025 total revenues. Passenger ticket revenues increased by $361 million, or 3.4%, to $10.9 billion in 2025 from $10.6 billion in 2024.

This increase was caused by:

- $344 million – higher ticket prices driven by continued strength in demand
- $122 million – 1.2% capacity increase in ALBDs

These increases were partially offset by a decrease of $74 million in air transportation revenue.

The remaining 38% of our North America segment's 2025 total revenues were comprised of onboard and other revenues, which increased by $442 million, or 7.1%, to $6.7 billion in 2025 from $6.2 billion in 2024.

This increase was caused by:

- $376 million – higher onboard spending by our guests
- $72 million – 1.2% capacity increase in ALBDs

Europe Segment

Passenger ticket revenues made up 77% of our Europe segment's 2025 total revenues. Passenger ticket revenues increased by $569 million, or 9.6%, to $6.5 billion in 2025 from $5.9 billion in 2024.

This increase was driven by:

- $292 million – higher ticket prices driven by continued strength in demand
- $200 million – net favorable foreign currency translation impact
- $46 million – 0.8 percentage point increase in occupancy

The remaining 23% of our Europe segment's 2025 total revenues were comprised of onboard and other revenues, which increased by $188 million, or 11%, to $1.9 billion in 2025 from $1.8 billion in 2024.

This increase was driven by:

- $89 million – higher onboard spending by our guests
- $60 million – net favorable foreign currency translation impact

Operating Expenses

Consolidated

Operating expenses increased by $309 million, or 2.0%, to $15.9 billion in 2025 from $15.6 billion in 2024.

This increase was caused by:

- $151 million – 1.0% capacity increase in ALBDs
- $112 million – net unfavorable foreign currency translation impact
- $90 million – higher onboard and other cost of sales driven by higher onboard revenues
- $54 million – higher commissions, transportation costs, and other expenses driven by increased ticket pricing and an increase in the number of guests
- $42 million – higher port expenses
- $27 million – higher repair and maintenance expenses (including dry-dock expenses)
- $26 million – higher cruise payroll and related expenses
- $23 million – nonrecurrence of change in pension valuation in 2024

These increases were partially offset by:

- $109 million – lower fuel prices including the impact of the cost of emission allowances
- $109 million – lower fuel consumption per ALBD
- $71 million – higher gains on ship sales realized in 2025 compared to 2024

Selling and administrative expenses increased by $150 million, or 4.6%, to $3.4 billion in 2025 from $3.3 billion in 2024.

Depreciation and amortization expenses increased by $233 million, or 9.1%, to $2.8 billion in 2025 from $2.6 billion in 2024.

North America Segment

Operating expenses decreased by $18 million, or 0.2%, to $10.5 billion in 2025 from $10.6 billion in 2024.

This decrease was caused by:

- $101 million – lower fuel prices including the impact of the cost of emission allowances
- $79 million – lower fuel consumption per ALBD

These decreases were partially offset by:

- $122 million – 1.2% capacity increase in ALBDs
- $40 million – higher onboard and other cost of sales driven by higher onboard revenues

Selling and administrative expenses increased by $13 million, or 0.7%, and were $2.0 billion in 2025 and 2024.

Depreciation and amortization expenses increased by $154 million, or 9.3%, to $1.8 billion in 2025 from $1.7 billion in 2024.

Europe Segment

Operating expenses increased by $287 million, or 6.1%, to $5.0 billion in 2025 from $4.7 billion in 2024.

This increase was caused by:

- $118 million – net unfavorable foreign currency translation impact
- $50 million – higher onboard and other cost of sales driven by higher onboard revenues
- $45 million – higher commissions, transportation costs, and other expenses driven by increased ticket pricing and an increase in the number of guests
- $41 million – higher repair and maintenance expenses (including dry-dock expenses)
- $33 million – higher port expenses
- $23 million – nonrecurrence of change in pension valuation in 2024

These increases were partially offset by a $57 million gain on sale of one ship.

Selling and administrative expenses increased by $81 million, or 8.4%, and were $1.0 billion in 2025 and 2024.

Depreciation and amortization expenses increased by $70 million, or 10%, to $746 million in 2025 from $676 million in 2024. This increase was driven by fleet enhancements and net unfavorable foreign currency translation impacts.

Operating Income

Our consolidated operating income increased by $909 million to $4.5 billion in 2025 from $3.6 billion in 2024. Our North America segment's operating income increased by $653 million to $3.3 billion in 2025 from $2.6 billion in 2024, and our Europe segment's operating income increased by $319 million to $1.7 billion in 2025 from $1.3 billion in 2024. These changes were primarily due to the reasons discussed above.

Nonoperating Income (Expense)

Interest expense, net of capitalized interest, decreased by $406 million, or 23%, to $1.3 billion in 2025 from $1.8 billion in 2024. The decrease was substantially all due to lower average interest rates, a decrease in total debt and increased capitalized interest.

Debt extinguishment and modification costs increased by $330 million to $409 million in 2025 from $79 million in 2024 as a result of debt transactions occurring during the respective periods.

Liquidity, Financial Condition and Capital Resources

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Liquidity, Financial Condition and Capital Resources is by reference to the DLC Financial Statement. Accordingly, the below presents the required disclosures for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

As of November 30, 2025, we had $6.4 billion of liquidity including $1.9 billion of cash and cash equivalents and $4.5 billion available for borrowing under our multicurrency revolving credit facility. In addition, we had $7.8 billion of undrawn export credit facilities to fund future ship deliveries.

We had a working capital deficit of $8.9 billion as of November 30, 2025 compared to a working capital deficit of $8.2 billion as of November 30, 2024. The increase in working capital deficit was caused by an increase in the current portion of long-term debt and customer deposits, partially offset by an increase in cash and cash equivalents. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability on our balance sheet until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $6.8 billion and $6.4 billion of current customer deposits as of November 30, 2025 and 2024. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a capped reserve fund in cash. As of November 30, 2025, we were not required to maintain any reserve funds. In addition, we have a relatively low level of accounts receivable and limited investment in inventories.

Sources and Uses of Cash

Operating Activities

Our business provided $6.2 billion of net cash flows from operating activities during 2025, an increase of $0.3 billion compared to $5.9 billion provided in 2024. This increase was driven by higher net income in 2025 partially offset by changes in prepaid expenses and other assets, which includes the nonrecurrence of cash provided by the release of credit card reserves in 2024.

Investing Activities

During 2025, net cash used in investing activities of $3.3 billion was caused by:

- Capital expenditures of $3.6 billion substantially all attributable to the delivery of one North America segment ship, ship improvements and development of our portfolio of exclusive destinations.
- Proceeds of $323 million substantially all from the sale of one North America segment ship and one Europe segment ship
- Advances of $100 million made to Floating Docks S. de RL

During 2024, net cash used in investing activities of $4.5 billion was caused by:

- Capital expenditures of $4.6 billion primarily attributable to the delivery of two North America segment ships, one Europe segment ship and developments in our port destinations and exclusive islands
- Proceeds of $58 million primarily from the sale of a North America segment ship

Financing Activities

During 2025, net cash used in financing activities of $2.2 billion was caused by:

• Repayments of $12.9 billion of long-term debt
• Debt issuance costs of $144 million
• Debt extinguishment costs of $272 million
• Issuances of $11.2 billion of long-term debt

During 2024, net cash used in financing activities of $2.6 billion was caused by:

• Repayments of $5.4 billion of long-term debt
• Debt issuance costs of $203 million
• Debt extinguishment costs of $41 million
• Issuances of $3.1 billion of long-term debt

Material Cash Requirements

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Material Cash Requirements, Funding Sources and Quantitative and Qualitative Disclosures About Market Risk is by reference to the DLC Financial Statements. Accordingly, the below presents the required disclosures for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

		Payments Due by					
(in millions)	**2026**	**2027**	**2028**	**2029**	**2030**	**Thereafter**	**Total**
Debt (a)	$ 3,066 (b)	$ 3,537	$ 4,889	$ 4,883	$ 3,493	$ 12,320	$ 32,188
Newbuild capital expenditures (c) . .	501	1,586	1,474	1,823	1,661	4,769	11,814
Total	$ 3,567	$ 5,123	$ 6,363	$ 6,706	$ 5,154	$ 17,089	$ 44,002

(a) Includes principal as well as estimated interest payments and does not include the impact of any future possible refinancings. Excludes undrawn export credits.

(b) Includes an aggregate of $500 million representing the portion of the 5.75% convertible senior notes due 2027 converted and settled in cash in December 2025.

(c) As of November 30, 2025, we have undrawn export credit facilities of $7.8 billion which fund a portion of our newbuild contractual commitments.

Funding Sources

We plan to use existing liquidity and future cash flows from operations to fund our cash requirements including capital expenditures not funded by our export credit facilities. We seek to manage our credit risk exposures, including counterparty nonperformance associated with our cash and cash equivalents, and future financing facilities by conducting business with well-established financial institutions, and export credit agencies and diversifying our counterparties.

(in billions)	**2026**	**2027**	**2028**	**2029**	**2030**	**Thereafter**
Future export credit facilities at November 30, 2025	$ —	$ 1.3	$ 1.3	$ 1.7	$ —	$ 3.4

Our export credit facilities contain various financial covenants as described in Note 5 — "Debt" within the DLC Financial Statements and Note 14 — "Debt and Interest Expense" within the Carnival plc Group Financial Statements. At November 30, 2025, we were in compliance with the applicable covenants under our debt agreements.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and refer to Note 24 — "Fair Value Measurements and Derivative Instruments, Hedging Activities and Financial Risks" within the Carnival plc Group Financial Statements.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our consolidated financial statements.

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,			
	2025		2024	
USD to 1:				
AUD	$	0.65	$	0.65
CAD	$	0.72	$	0.71
EUR	$	1.16	$	1.06
GBP	$	1.32	$	1.27

If the November 30, 2024 currency exchange rates had been used to translate our November 30, 2025 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2025 U.S. dollar exchange rates), our total assets would have been lower by $1.4 billion and our total liabilities would have been higher by $1.3 billion.

Newbuild Currency Risks

At November 30, 2025, our newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total commitment of $8.4 billion and relate to newbuilds scheduled to be delivered to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the payments are made under the shipbuilding contract. We may utilize foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 1% change in euro to U.S. dollar exchange rates as of November 30, 2025, the remaining cost of these ships would have a corresponding change of $84 million.

Interest Rate Risks

The composition of our debt was as follows:

	November 30, 2025
Fixed rate	54%
EUR fixed rate	31%
Floating rate	5%
EUR floating rate	10%

Based on a 100 basis point change in the market interest rates, our annual interest expense on floating rate debt would change by approximately $42 million.

3. **Internal Control and Risk Assessment.**



Boards of Directors and their Committees
Oversee strategy and risk management
AUDIT COMMITTEES
Oversee risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.
HESS COMMITTEES
Oversee risk management related to HESS and sustainability risks as well as monitoring changes to and compliance with related legal and regulatory requirements.
COMPLIANCE COMMITTEES
Oversee risk management processes with respect to compliance with laws and regulations relating to general compliance and data privacy as well as oversight of Global Ethics and Compliance, including the Global Ethics and Compliance function's activities.
Management
EXECUTIVE MANAGEMENT
Responsible for managing the business, providing the Boards of Directors and Committees with appropriate information to enable them to carry out their responsibilities. Performs remediation actions resulting from investigations by RAAS as well as the Global Ethics and Compliance function.
GLOBAL ETHICS AND COMPLIANCE
Responsible for supporting a high level of ethics and integrity and helping management maintain compliance with applicable laws, regulations and standards.
RISK ADVISORY AND ASSURANCE SERVICES
Responsible for providing independent assurance that controls are well designed and operating effectively.

Note: The Compensation and Nominating & Governance Committees of the Boards of Directors are also responsible for certain strategy and risk management activities.

Our Risk Management Framework

The Boards of Directors have overall responsibility for determining the strategic direction of our business and have established a framework to manage risk and determine the nature and extent of the principal and emerging risks acceptable to our business. Our framework is designed to identify and manage, rather than eliminate, risk to the achievement of our strategic objectives. The Boards of Directors, through their Committees and executive management, have carried out a robust assessment of our principal and emerging risks, including to ensure that they are effectively managed and/or mitigated.

Risk management is embedded in all areas of our business and is reflected across our policies and procedures. Our risk management framework includes an organization wide, multi-layered approach to risk assessment and management and consists of the Boards of Directors, their Committees, Risk Advisory and Assurance Services ("RAAS"), Global Ethics and Compliance and executive management.

The diagram above, illustrates the interaction between the Boards of Directors, their Committees and our executive management to continuously assess, mitigate and manage risks. The Boards of Directors leverage their Committees, principally the Audit Committees, the HESS Committees and the Compliance Committees, to oversee our risk management activities. Each area of our business reports via executive management to these Committees. The Committees of the Boards of Directors and the executive management of each area of our business are supported by RAAS and Global Ethics and Compliance.

Refer to Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on pages C-5 to C-9 for additional information on the Committees of the Boards.

How we identify and manage risk

Risk assessment processes are integrated within our business operations at every level. Risks are identified by individuals across all businesses and functions and at many layers of the organization by considering what could prevent us from achieving our strategic, operational or compliance objectives or impact the sustainability of our business model. In deciding which risks are principal and emerging risks, our executive management considers the potential impact and probability of the related events or circumstances, and the timescale over which they may occur. In addition, under the supervision of the Boards of Directors and their Committees, executive management is responsible for ensuring that we have active plans and adequate resources to manage and/or mitigate the principal and emerging risks, including HESS and compliance related risks, identified by the business. As new risks arise, executive management seeks to ensure they are properly reviewed and monitored.

Internal Control

Internal control and risk management is an ongoing process embedded in each of our operations. It is designed to identify, evaluate and manage the principal and emerging risks faced by the business units. A system of internal controls designed to be capable of responding quickly to evolving risks in the business has been established, comprising procedures for the prompt reporting of significant and material internal control deficiencies together with the appropriate remedial actions. Carnival Corporation & plc has adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") guidance for implementing its internal controls as part of its SOX compliance plan. COSO is considered to be the leading internal control framework and is consistent with the internal control objectives and components as are used by the UK Corporate Governance Code in assessing the effectiveness of a company's risk and control processes.

Our system of internal control and risk management was in place throughout 2025 and has continued in place up to the date of approval of this Strategic Report. The Boards of Directors have performed their annual review of the effectiveness of the systems of internal control and risk management, including those related to financial reporting and confirm that it is in compliance with the UK Corporate Governance Code. The Boards of Directors review of the system of internal controls has not identified any significant failings or weaknesses, and therefore, no remedial actions are required.

Emerging Risks

We continuously evaluate potential emerging risks that could significantly impact or challenge our strategy and business model. Emerging risks identified are managed and monitored alongside our existing principal risks. An example of this in practice is the risk arising from our investments in port destinations and exclusive islands. Refer to Operational Risk Factor "k." on page 54 for additional details.

4.   Risk Management and/or Mitigation of Principal and Emerging Risks.

You should carefully consider the following discussion of material factors, events and uncertainties that make an investment in the company's securities risky and provide important information for the understanding of the "forward-looking" statements discussed in this Annual Report and elsewhere. These risk factors should be read in conjunction with other information in this Annual Report.

The events and consequences discussed in these risk factors could have a material adverse effect on the company's business, financial condition, operating results and stock price. These risk factors do not identify all risks that the company faces; operations could also be affected by factors, events, or uncertainties that are not presently known to the company or that the company currently does not consider to present material risks to its operations. Some of the factors, events and contingencies discussed below may have occurred in the past and reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future.

Some of the statements in this item and elsewhere in this document are "forward-looking statements." For a discussion of those statements and of other factors to consider see the "Cautionary Note Concerning Factors That May Affect Future Results" section.

The ordering and lettering of the risk factors set forth below is not intended to reflect any company indication of priority or likelihood.

Operational Risk Factors

a.   *Events and conditions around the world, including geopolitical uncertainty, war and other military actions, pandemics, inflation, higher interest rates and other general concerns impacting the ability or desire of people to travel could lead to a decline in demand for cruises as well as have significant negative impacts on our financial condition and operations.*

We have been, and may continue to be, impacted by the public's concerns regarding the health, safety and security of travel, including pandemics, government travel advisories and travel restrictions, political instability and civil unrest, terrorist attacks, war and military action and other general concerns. The resulting impacts of these events, including a pause of our guest cruise operations, supply chain disruptions, impact on demand for cruises to neighboring regions and international sanctions and other measures that have been imposed, have significantly adversely affected, and may in the future significantly adversely affect, our business. These factors may also have the effect of heightening many other risks to our business, any of which

could materially and adversely affect our business and results of operations. Additionally, we have been, and may continue to be, impacted by heightened regulations around customs and border control, travel bans to and from certain geographical areas, voluntary changes to our itineraries in light of geopolitical events, government policies increasing the difficulty of travel and limitations on issuing international travel visas. We may be impacted by adverse changes in the perceived or actual economic climate, such as inflation, global or regional recessions, higher unemployment and underemployment rates and declines in income levels.

Examples of how we manage and/or mitigate this risk:

- We report health, environmental, safety and security incidents and take appropriate action, including conducting investigations, to reduce the risk of recurrence
- We coordinate with law enforcement and other government agencies around the globe and endeavor to identify security-related threats at sea and ashore
- We have put in place various strategies and initiatives, including increasing our marketing and advertising programs in efforts to drive incremental demand for cruising
- We have extended our demand planning and are placing purchase orders earlier to compensate for current extended lead times for supplies
- We optimize itineraries through our itinerary planning reviews to increase demand and/or to reduce fuel consumption and have the ability to change itineraries to alternative regions in response to events and conditions around the world
- We have developed robust health and safety protocols and mitigation strategies designed to prevent the spread of disease on our ships

Key stakeholders considered:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

b.   Incidents concerning our ships, guests or the cruise industry may negatively impact the satisfaction of our guests and crew and lead to reputational damage.

Our operations involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of ships, motorcoaches and trains; guest and crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea, while in port or on land, which have in the past and may in the future generate negative publicity or cause voyage disruptions or changes in itineraries, guest and crew discomfort, injury, or death. Additionally, with the increased use of artificial intelligence ("AI") and social media, adverse publicity, even if unfounded, has been and can continue to be disseminated quickly and broadly without context, making it increasingly difficult for us to effectively respond. Although our commitment to the safety and comfort of our guests and crew is paramount to the success of our business, our ships have been involved in outbreaks, accidents and other incidents in the past and we may experience similar or other incidents in the future. Our ability to attract and retain the loyalty of our guests, our ability to hire and the amounts we must pay our crew depend, in part, upon the perception and reputation of our company and our brands and the public's concerns regarding the health and safety of travel generally, as well as the cruising industry and our ships specifically. In addition, these and any other events which impact the travel industry more generally may negatively impact our guests' and/or crew's ability or desire to travel to or from our ships and/or interrupt the supply of critical goods and services.

Examples of how we manage and/or mitigate this risk:

- We report health, environmental, safety and security incidents and take appropriate action, including conducting investigations, to reduce the risk of recurrence
- We engage third parties to assist us in monitoring various digital channels, including the dark web and social media, so that we may respond on a timely basis
- We provide training to continue the development of our team members related to their job responsibilities and to ensure understanding of and compliance with our policies, standards and procedures
- We utilize operational planning and compliance tools to reduce the risk of incidents

- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately and we have appropriate policies that govern, encourage and reinforce the right behavior
- We proactively gather and evaluate guest feedback and when concerns are raised, we listen and address them appropriately
- We have developed robust health and safety protocols and mitigation strategies designed to prevent the spread of disease on our ships

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

c.   *Adverse weather conditions or an increase in the frequency and/or severity of adverse weather conditions could have a material impact on our business and results of operations.*

Our cruise ships, hotels, land tours, port destinations and exclusive islands, shore excursions and our guest source markets have been and may continue to be impacted by adverse weather or other natural disasters, such as hurricanes, earthquakes, floods, fires, tornadoes, tsunamis, typhoons and volcanic eruptions. For example, adverse weather or other natural disasters have impacted and may in the future impact the sourcing of our guests from affected regions. In addition, the reliability of air transportation, which our guests depend on to transport them to or from the airports near the ports where our cruises embark and disembark have been and may continue to be impacted by adverse weather events. The frequency and intensity of certain adverse weather patterns may also increase in the future. The increased hurricane/typhoon intensity and frequency, as well as changes in global temperatures and sea levels, may adversely impact our shoreside facilities, our investments in port destinations and exclusive islands or the availability or desirability of ports and destinations in which we operate. We have been forced to, and in the future may be forced to, alter itineraries, including diverting from our port destinations and exclusive islands, or cancel a cruise or a series of cruises or tours due to these or other types of disruptions. Additionally, our increasing itineraries and investments in port destinations and exclusive islands in the Caribbean region may further expose us to adverse weather conditions. These effects may also disrupt the supply of critical goods and services to our facilities and ships. Any of these events could have a material impact on our business and profitability.

Examples of how we manage and/or mitigate this risk:

- We monitor weather conditions and have the ability to change our ship itineraries to avoid adverse weather or regions impacted by adverse weather
- We offer a wide variety of brands, itineraries, products and services to our guests
- We conducted climate impact studies on certain investments in our port destinations and exclusive islands

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

d.   *Our targets, goals, aspirations, initiatives, public statements and disclosures, including those related to sustainability matters, may expose us to risks that may adversely impact our business.*

We have developed and will continue to establish targets, goals, aspirations, and other objectives, including those related to sustainability matters ("sustainability objectives"), which reflect our current plans and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, develop methodologies and timelines, accomplish, and accurately report on our sustainability objectives expose us to numerous operational, reputational, financial, legal, and other risks, any of which could have a negative impact on our business. Our ability to achieve any of our stated sustainability objectives, particularly with respect to our environmental emissions aspirations, is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include the availability and costs of low- or non-GHG emission energy sources and technology that do not yet exist at scale for our industry, evolving regulatory

requirements affecting sustainability standards or disclosures, the availability of future financing and the availability of suppliers that can meet our sustainability standards. Certain sustainability and emissions-related actions and investments we make today may not lead us to achieving our intended future goals or may not be favorably perceived in future years based on continuing evolving regulations and perceptions around effective emissions mitigation strategies and technologies.

Examples of how we manage and/or mitigate this risk:

- We incentivize meeting our targets and goals (including our sustainability objectives) through compensation
- We have policies in place that govern our approach to communicating sustainability performance, initiatives and targets
- We partner with organizations and stakeholders to help identify and support emission and waste stream reduction efforts
- We develop financial forecasts and continuously monitor our financial performance in order to make timely strategic decisions

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

e.   *Cybersecurity incidents and data privacy breaches, as well as disruptions and other damages to our principal and other offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and may lead to fines, penalties and reputational damage.*

We have been and may continue to be impacted by cybersecurity incidents and data privacy breaches, which occur from time to time. These malicious attacks can vary in scope and aim to disrupt or compromise our shoreside and shipboard operations by targeting our key operating systems or those of our third-party service providers. Breach or circumvention of our systems or the systems of third parties, including by ransomware or malware, through vulnerabilities in licensed software or hardware, AI impersonation, targeted and coordinated attacks of our systems, or as a result of other attacks, have led to and may continue to lead to disruptions in our business operations; unauthorized access to (or the loss of company access to) competitively sensitive, confidential or other critical data (including sensitive financial, medical or other personal or business information) or systems; loss of customers; financial losses; regulatory investigations, enforcement actions, fines and penalties; litigation; reputational damage; and misuse or corruption of critical data and proprietary information, any of which could be material. The sophistication of these attacks has continued to increase in recent years and the rapid evolution and growing adoption of AI technologies by various threat actors may enhance their ability to conduct attacks which are more difficult to prevent, detect or remediate. Additionally, integrating AI into our operations may increase our cybersecurity and data privacy risks. We also have and may continue to rely on third parties in helping us manage our cybersecurity risk management processes. Any measures that we take and such third parties take to avoid, detect, mitigate or recover from material cybersecurity threats or incidents can be expensive, and may be insufficient, circumvented, or may become ineffective.

Our physical work locations, including those that house our information technology operations, system networks and various other remote locations may be impacted by actual or threatened natural disasters (for example, hurricanes, earthquakes, floods, fires, tornadoes, tsunamis and typhoons) or other disruptive events. Our maritime and/or shoreside operations, including our ability to manage our inventory of cabins held for sale and set pricing, control costs and serve our guests, depends on the reliability of our information technology operations and system networks, as well as our ability to refine and update to more advanced systems and technologies. In addition, we may be unable to obtain appropriate technology in a timely manner or at all or we may incur significant costs in doing so. A failure to adopt the appropriate technology, including AI, or a failure, disruption or obsolescence in the technology that we do adopt, could have adverse effects on our business.

Examples of how we manage and/or mitigate this risk:

- We have policies, standards and procedures that govern cybersecurity, data privacy, disaster recovery and our use of third parties
- We provide training to continue the development of our team members related to their job responsibilities and to ensure understanding of and compliance with our policies, standards and procedures
- We incorporate security and privacy-by-design in the development of new systems and infrastructure
- We actively, and will continue to, invest in cybersecurity, talent, new technologies and third-party service providers to enhance our data security and ensure our information technology is sufficient for the operation of our business
- We engage third parties to assist us in monitoring various digital channels, including the dark web and social media, so that we may respond on a timely basis
- We monitor and test our own ability to detect and respond to an incident which could cause a breach in data security, lapse in data privacy or natural disaster and where incidents occur, take appropriate remedial action
- We continue to align our technology planning, infrastructure, security, data privacy and applications to maximize the business value of our information technology investments

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

f.   *Our debt requires a significant amount of cash to service and our ability to generate sufficient cash depends on many factors, some of which may be beyond our control. Our financial condition and operations could be adversely impacted if we are unable to service our debt or satisfy our covenants.*

Our ability to meet our debt service obligations depends on our future operating and financial performance and our ability to generate cash. This will be affected by our ability to successfully continue to execute on our business strategy and by general economic, financial, geopolitical, competitive, regulatory and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations, we may not be able to satisfy our obligations or refinance such obligations on attractive terms, or at all.

If we breach the covenants or restrictions in our debt instruments, we could trigger a default under the terms of certain of our debt instruments. If that occurs, we may be required to seek covenant amendments or the relevant creditors could elect to declare the debt due and payable (or cancel any unfunded commitments, if applicable) and proceed against the collateral, if any, securing that debt. Borrowings under our other debt instruments that contain cross-default provisions may also be accelerated or become payable on demand, and our assets may not be sufficient to repay such indebtedness in full. Despite our leverage, we may incur more debt in the future.

Examples of how we manage and/or mitigate this risk:

- We have put in place various strategies and initiatives, including increasing our marketing and advertising programs in efforts to drive incremental demand for cruising
- We manage our liquidity, including repaying and refinancing future debt maturities to extend maturity dates and reduce interest expense, managing our costs and can reduce our capital expenditures and operating expenses, as appropriate
- Our liquidity includes borrowings available under our Revolving Facility
- We have the ability to use interest rate swap agreements to manage the risk of increasing interest rates
- We actively monitor our covenant compliance

Key stakeholders considered:

- Investors and lenders

g. *Increases in fuel costs, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.*

We have been and may continue to be impacted by economic, market and political conditions around the world, regulatory requirements including emissions-related regulations, supply disruptions and related infrastructure needs, which make it difficult to predict the future cost and availability of fuel. The supply and availability of different fuel types in various markets in which we operate have in the past and may in the future experience increased volatility and lead to increased fuel costs and reduced profitability. Emission penalties and the costs of compliant fuels may also increase our energy costs. Future increases in the global price of fuel would increase the cost of our cruise ship operations as well as some of our other expenses, such as crew travel, freight and commodity prices. Increases in airfares, such as those resulting from increases in the cost of fuel, have in the past and may in the future increase our guests' overall vacation costs and reduce demand for cruises, as many of our guests depend on airlines to transport them to or from the airports near the ports where our cruises embark and disembark. Refer to Compliance and Regulatory Risk Factor "b." for additional discussion on emissions-related regulation changes on fuel costs.

Examples of how we manage and/or mitigate this risk:

- We monitor fuel efficiency and optimize consumption through ship maintenance and operating practices
- We optimize itineraries through our itinerary planning reviews and have the ability to change itineraries to reduce fuel consumption
- We monitor, test and implement innovative technologies to reduce fuel consumption
- We are adding new, more fuel-efficient ships to our fleet and have removed smaller, less fuel-efficient ships
- We enter into supply agreements to help ensure availability and seek alternative sources if necessary
- We are upgrading our fleet with more energy efficient technologies
- Our ships, including our LNG ships, have the capability to run on multiple fuels, which provides flexibility in terms of availability and cost of fuel
- We have the ability to purchase fuel in different ports we visit

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

h. *The loss of key team members, our inability to recruit or retain qualified shoreside and shipboard team members and increased labor costs could have an adverse effect on our business and results of operations.*

Our success depends, in large part, on the skills and contributions of our team members, and on our ability to recruit, develop and retain high quality team members. We may not be successful in recruiting, developing or retaining key or other highly qualified team members. At times we have, and may in the future continue to, experience difficulty in hiring sufficient qualified team members, due to general macroeconomic factors, regulatory changes and/or increasingly competitive labor markets.

In addition, we hire a significant number of qualified shipboard team members each year and, thus, our ability to adequately recruit, develop and retain these individuals is important to our success. Incidents involving cruise ships, including disease outbreaks on our ships and increasing demand as a result of the industry's projected growth could negatively impact our ability to recruit, develop and retain sufficient qualified shipboard team members.

Examples of how we manage and/or mitigate this risk:

- We have programs to attract, develop and retain top talent and use team member feedback tools to monitor team members' perspectives and take appropriate actions
- We provide training to continue the development of our team members related to their job responsibilities and to ensure understanding of and compliance with our policies and procedures
- We provide total compensation that allows us to be competitive in the labor markets in which we operate
- We continue to expand the number of countries from which we recruit our team members

- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

i.   We rely on suppliers who are integral to the operations of our businesses. These suppliers and service providers may be unable to deliver on their commitments, which could negatively impact our business.

We rely on suppliers to deliver key products and services to the operations of our businesses around the world. Any event impacting a supplier's ability to deliver quality goods and services at the location and time needed could negatively impact our ability to operate our business. Events impacting our supply chain could be caused by factors beyond the control of our suppliers or us, including labor actions, increased demand, problems in production or distribution and/or disruptions in third-party logistics, information technology or transportation systems. In addition, global events in recent years have resulted in widespread global supply chain disruptions to suppliers including critical supply chain shortages, labor shortages, significant material cost inflation and extended lead times for items that are required for our operations. Any such interruptions to our supply chain could increase our costs and could limit the availability of products critical to our operations.

Examples of how we manage and/or mitigate this risk:

- We enter into supply agreements to help ensure availability and seek alternative sources if necessary
- We have extended our demand planning and are placing purchase orders earlier to compensate for current extended lead times
- We utilize substitute products where appropriate
- We leverage our enterprise scale through corporate-wide agreements and our supplier relationships
- We source locally to mitigate logistics costs and delays
- We utilize short-term or long-term contracts as needed

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

j.   Fluctuations in foreign currency exchange rates may adversely impact our financial results.

We earn revenues, pay expenses, purchase and own assets and incur liabilities in currencies other than the U.S. dollar. Additionally, our shipbuilding contracts are typically denominated in euros. Movements in foreign currency exchange rates, which at times have been volatile, will affect our financial results.

Examples of how we manage and/or mitigate this risk:

- We net certain exposures to take advantage of natural offsets with our business and continuously evaluate the use of financial instruments
- We consider and may hedge certain of our ship commitments and net investments in foreign operations
- We have the ability to sell/buy foreign currencies throughout the year to manage the economic impact of foreign currency exchange volatility
- We adjust our procurement activities

Key stakeholders considered:

- Investors and lenders

k.   Our investments in port destinations and exclusive islands may expose us to additional risks.

We continue to invest in expanding and enhancing our portfolio of port destinations and exclusive islands, which could increase our exposure to certain risks. These risks include susceptibility to weather events,

exposure to local political/regulatory developments and policies, logistical challenges, human resource and labor risks, safety, environmental and health risks.

Examples of how we manage and/or mitigate this risk:

- We appropriately invest in our assets to maintain our standards and enhance revenue opportunities
- We own and operate several destinations which allows us to maintain accessibility and optimize the guest experience
- We engage with government authorities and participate in national and international shipping trade associations to manage and mitigate the impact of changing rules and regulations
- We have the ability to change itineraries to alternative regions

Key stakeholders considered:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

l. *Overcapacity and competition in the cruise and land-based vacation industry may negatively impact our cruise sales, pricing and destination options.*

We have been and may in the future be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region, or for a particular itinerary. We face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent partner preferences and value. In addition, we may fail to sufficiently invest in or upgrade our existing cruise ships and other assets to meet the expectations of current and potential guests. We also compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value.

In addition, certain ports and destinations have faced a surge of both cruise and non-cruise tourism and in certain destinations, countermeasures to limit the number of tourists have been proposed or contemplated and/or put into effect, including limits on cruise ships and cruise guests. Potential restrictions in ports and destinations could limit the itinerary and destination options we can offer our guests going forward. Additionally, certain ports have increased or are proposing to increase cruise related fees and taxes which may impact our profitability.

Examples of how we manage and/or mitigate this risk:

- We have the ability to change our itineraries to alternative regions of the world
- We offer a wide variety of brands, itineraries, products and services to our guests
- We appropriately invest in our assets to maintain our standards and enhance revenue opportunities
- We own and operate several destinations which allows us to maintain accessibility and optimize the guest experience
- We work alongside government and local regulators to ensure compliance with limitations placed on tourism

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

m. *Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.*

There are a limited number of shipyards with the capability and capacity to build, repair, maintain and/or upgrade our ships, which may limit our ability to meet our capacity growth or ship refurbishment objectives. In addition, we have in the past and may in the future be impacted by unforeseen events, such as work stoppages, supply chain issues, insolvencies, "force majeure" events or other financial difficulties experienced by shipyards, their subcontractors and our suppliers. This may result in less shipyard availability resulting

in delays or preventing the delivery of our ships under construction and/or the completion of the repair, maintenance or refurbishment of our existing ships. This may lead to potential delays or cancellations of cruises. Additionally, the prices of various commodities that are used in the construction of ships and for repair, maintenance and refurbishment of existing ships, such as steel, are subject to volatility which may increase our costs.

Examples of how we manage and/or mitigate this risk:

- Our newbuild contracts are fixed price and are not sensitive to cost fluctuations of materials, including steel
- We ensure access and priority for ship repairs as part owners and part of the governance teams of two shipyards
- We have agreements with several shipyards that provide us with priority for dock space
- We require shipyards to obtain insurance
- Shipbuilding contracts include a combination of refund and performance guarantees
- Pricing for ship repair yards, subcontractors and required materials are agreed in advance of scheduled dry-docks

Key stakeholders considered:

- Guests and travel agent partners
- Investors and lenders

Compliance and Regulatory Risk Factors

a. *Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-money laundering, anti-corruption, economic sanctions, trade protection measures, labor and employment, and tax may be costly and lead to litigation, enforcement actions, fines, penalties and reputational damage.*

We are subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, depending on the itineraries of our ships and the ports and countries visited. Implementing these and any subsequent requirements have been and may in the future continue to be costly and take time to implement across our global cruise operations. In addition, the pace of regulatory changes may affect our ability to comply in the future. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements we could be, and have previously been, fined, placed on probation or otherwise sanctioned by regulators. In addition, the global focus on sustainability and the impact of GHG and other emissions on the environment may lead to additional regulatory requirements, refer to Compliance and Regulatory Risk Factor "b." below for additional discussion.

In the course of doing business, we collect guest, team member, company and other third-party data, including personal and other sensitive data. We are subject to laws and requirements related to the treatment and protection of personal, sensitive and/or other regulated data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations and we expect to continue to incur costs to comply with these rules and regulations.

Our operations subject us to potential liability under anti-money laundering and anti-corruption laws and regulations. We may also be affected by economic sanctions, trade protection measures, policies and other regulatory requirements affecting trade and investment.

We are subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax expense. Other changes in domestic and international tax rules and regulations and their application could also alter our tax obligations.

Examples of how we manage and/or mitigate this risk:

- We monitor for changes in laws and regulations and changes in interpretation of these laws and regulations relating to our business. Where necessary, we obtain specialist advice to implement programs to help ensure compliance in an optimal manner

- We provide training to continue the development of our team members related to their job responsibilities and to ensure understanding of and compliance with our policies, standards and procedures
- We have a system of internal controls to prevent and/or detect risks and we perform audits and other evaluations of our control design and performance
- We conduct compliance risk assessments and monitor our own compliance and where incidents occur, take appropriate action, including conducting investigations, to prevent recurrence
- We evaluate compliance risks that have emerged in other organizations to determine if these vulnerabilities have potential relevance to our company and with that, any opportunities to improve
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately and we have appropriate policies that govern, encourage and reinforce the right behavior
- We engage with government authorities and participate in national and international shipping trade associations to manage and mitigate the impact of changing rules and regulations

Key stakeholders considered:

- Communities we serve
- Investors and lenders

b.   *Factors associated with sustainability and the impact of GHG and other emissions on the environment could have a material impact on our business and operating results.*

Concerns and regulatory focus on sustainability and the impact of GHG and other emissions on the environment have impacted us and may in the future have material impacts on our business and operating results. Sustainability, environmental and emissions-related regulatory activity and developments that require us to reduce our emissions, which includes EU and UK regulations and the IMO Strategy, have impacted us and may in the future have a material impact on our business and financial results by requiring us to make capital investments in new equipment or technologies, pay for emission allowances, purchase carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity has impacted and may continue to impact us indirectly by increasing our operating costs, including fuel costs. Regulatory developments may also result in the inability to operate ships that do not meet certain standards, impact the resale value of our ships in the future, restrict or limit our access to certain destinations and/or countries or impact our freedom to operate. Regulatory efforts, both internationally and in the U.S., are evolving and we cannot determine what final regulations will be enacted, modified, reversed or whether there will be international alignment or divergence of such efforts, or what their ultimate impact on our business will be. Refer to XVIII. Governmental and Other Regulations for additional discussion of recent developments related to Maritime Regulations, Greenhouse Gas Emissions, and EU and UK Regulations.

Our business has faced and may in the future continue to face increased scrutiny from our guests, our team members, the investment community, media (including social media), governments, regulators, destinations and other parties related to our sustainability and environmental activities. If our sustainability practices do not meet, are adverse to, or are perceived to diverge from the expectations of our guests, team members, investors or other stakeholders, the demand for cruising, our reputation, our ability to attract or retain team members as well as our attractiveness as an investment could be negatively impacted. In addition, some environmental focused groups have and may continue to generate negative publicity regarding the environmental impact of the cruise industry and are advocating for more stringent oversight and regulation of our industry, including ship emissions while the ship is docked and at sea. At the same time, we may also face negative impacts from those who do not support sustainability-related initiatives or concerns or disagree with our actual or perceived initiatives or positions, or lack of thereof, on various sustainability, environmental, political, social, governance, or other issues. Evolving views among consumers about the impact of GHG and other emissions on the environment may also lead to changes in consumer preferences.

Examples of how we manage and/or mitigate this risk:

- We continue to assess lower GHG emission fuel options and technology and invest strategically in energy efficiency improvements
- We monitor fuel efficiency and optimize consumption through ship maintenance and operating practices

- We partner with organizations and stakeholders to help identify and support emission and waste stream reduction efforts
- We monitor for changes in laws and regulations and changes in interpretation of these laws and regulations relating to our business. Where necessary, we obtain specialist advice to implement programs to help ensure compliance in an optimal manner
- We engage with government authorities and participate in national and international shipping trade associations to manage and mitigate the impact of changing rules and regulations
- We provide training to continue the development of our team members related to their job responsibilities and to ensure understanding of and compliance with our policies, standards and procedures

Key stakeholders considered:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

c.   *We may not successfully complete the proposed unification of our DLC structure and the migration of Carnival Corporation's legal incorporation to Bermuda, or, if we do, we may not realize the anticipated benefits and will be subject to Bermuda law, which differs in some respects compared to our current jurisdictions.*

In December 2025, we announced that our Boards of Directors recommended unifying our DLC structure under a single company, Carnival Corporation, with Carnival plc as its wholly-owned UK subsidiary (the "DLC Unification"). Additionally, they proposed migrating Carnival Corporation from the Republic of Panama, where Carnival Corporation is currently domiciled, to Bermuda under the name "Carnival Corporation Ltd." (the "Redomiciliation"). We believe that the DLC Unification and Redomiciliation will provide various benefits to us and our shareholders. However, we may not realize all the anticipated benefits, and the extent, timing and magnitude of any such benefits is uncertain. Completion of the DLC Unification and Redomiciliation is conditioned upon, among other things, the receipt of shareholder approvals, the necessary approval by the relevant court and the receipt of certain antitrust and other regulatory approvals. If the DLC Unification and Redomiciliation are not completed, we will not realize the benefits we anticipate from the DLC Unification and Redomiciliation and we would continue operating under our existing DLC structure.

Negative publicity resulting from the Redomiciliation could adversely affect our business and the market price of our shares. Redomiciliation transactions that have been undertaken by other companies have in some cases generated significant news coverage, some of which has been negative. Negative publicity could cause some of our shareholders to sell their shares or decrease the demand for new investors to purchase such shares, which could have an adverse impact on the price of our securities.

If the DLC Unification and Redomiciliation are completed, Carnival Corporation will become a Bermuda exempted company and Carnival Corporation and Carnival plc shareholders will become shareholders of Bermuda-incorporated Carnival Corporation Ltd. Bermuda law differs from the laws in effect in England and Wales, Carnival plc's jurisdiction of incorporation, as well as Panama, Carnival Corporation's current jurisdiction of incorporation. In certain circumstances, the laws of Bermuda may offer shareholders different protections than the laws of England and Wales or the laws of Panama. There are also differences between the existing organizational documents of Carnival plc and Carnival Corporation and the proposed organizational documents of Carnival Corporation Ltd. that will be in effect upon the completion of the DLC Unification and Redomiciliation.

Examples of how we manage and/or mitigate this risk:

- We have developed a detailed implementation plan for the DLC Unification and Redomiciliation, with assistance from our professional advisors
- We monitor and assess factors that could impact the DLC Unification and Redomiciliation or their anticipated benefits, and manage and/or mitigate such factors
- We engage and/or communicate with stakeholders to assist them in understanding the potential benefits and risks associated with the DLC Unification and Redomiciliation

Key stakeholders considered:

- Team members
- Investors and lenders

5. **Going Concern Confirmation and Viability Statement**.

The Boards of Directors consider that, within the DLC arrangement, the most appropriate presentation of Carnival plc's going concern and viability is by reference to the consolidated liquidity position of Carnival Corporation & plc. Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise. Accordingly, this going concern confirmation and viability statement represents the assessment performed for Carnival Corporation & plc.

Going Concern Assessment

The Boards of Directors have assessed the prospects of Carnival Corporation & plc over an assessment period of at least the next twelve months from the date of approval of the financial statements as required by the UK Corporate Governance Code.

In performing their going concern assessment, the Boards of Directors have considered the circumstances likely to impact Carnival Corporation & plc during the coming year, current and expected operating performance of its brands, current liquidity, projected compliance with financial covenants (refer to Note 14 — "Debt and Interest Expense" for additional details on covenant compliance) and estimates of future liquidity.

In addition, the Boards of Directors consider new ship deliveries and the related future export credit financings associated with those deliveries and other capital improvements.

The Boards of Directors do not consider going concern to be a critical judgement for the year ended November 30, 2025. In determining that going concern is not a critical judgment, the Boards of Directors have considered:

- As of November 30, 2025, the company had $6.4 billion of liquidity including $1.9 billion of cash and cash equivalents and $4.5 billion available for borrowing under our multicurrency revolving credit facility. Refer to Note 14 — "Debt and Interest Expense" for additional discussion.
- The business model results in advance bookings which provides the Boards of Directors with visibility of future expected revenues. Payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the commencement of the voyage. We had total customer deposits of $6.8 billion as of November 30, 2025.
- Continued improved operating results, generating $7.2 billion of adjusted EBITDA in 2025, an increase of over $1 billion compared to 2024, with continued growth expected in 2026.
- Known financial commitments including debt maturities of approximately $2.6 billion and other material cash requirements and obligations over the assessment period.

Having taken the above into account the Boards of Directors have modeled a severe but plausible downside scenario over a three-year horizon, as set out in the Viability assessment described below.

In addition, reverse stress testing has been applied to the going concern model to determine the decline in adjusted EBITDA that would cause a covenant breach. Such a scenario, and the sequence of events which could lead to it, is considered to be remote.

As a result of their assessment, management along with the Boards of Directors, have concluded that it remains appropriate to adopt the going concern basis of accounting in preparing the Carnival plc consolidated financial statements without any material uncertainty.

Going Concern Statement

In adopting the going concern basis for preparing these financial statements, the Boards of Directors have considered Carnival Corporation & plc's business activities, together with factors likely to affect its future

development and performance. After reviewing the current liquidity position, the operating performance of the cruise brands, financial forecasts, and considering the results of a severe but plausible scenario, the Boards of Directors have concluded that Carnival Corporation & plc has sufficient liquidity to satisfy its obligations and are expected to be in compliance with its debt covenants for at least the next twelve months from the approval of the financial statements. Accordingly, the Boards of Directors continue to adopt the going concern basis without any material uncertainty in preparing the Carnival plc consolidated IFRS financial statements.

Viability Assessment

Whilst the Boards of Directors have no reason to believe Carnival Corporation & plc will not be viable over a longer period, the period over which they considered viability is three years. The principal reasons why this period was selected are as follows:

- It aligns with management's typical strategic planning cycle
- Management typically plans its guest sourcing and ship itinerary strategies over a two-to-three-year horizon

The Boards of Directors considered the circumstances impacting Carnival Corporation & plc during the year, current and expected operating performance of its brands, current liquidity and projected compliance with financial covenants.

In addition, the Boards of Directors consider future ship deliveries and the future export credit financings associated with those deliveries and other capital improvements.

As part of their viability assessment, management along with the Boards of Directors, considered various scenarios and sensitivity analyses. As a severe but plausible scenario, they considered the effects of lower than expected revenues, as compared to the base case. In this downside case, management modeled a 5.5% decrease in cruise revenues (less its most variable costs and on a per unit basis) during the viability period as compared to the base case. Management also considered various other scenarios, which were consistent with the principal risks identified in Item 4. "Risk Management and/or Mitigation of Principal and Emerging Risks," and assessed the impact on its liquidity and covenant headroom. In addition to these scenarios, while making their final conclusion on viability, which is summarized below, the Boards of Directors have considered available liquidity as of November 30, 2025, as well as the ability to refinance future debt maturities, when and if needed.

Viability Statement

Having undertaken their robust assessment as described above, including a review of their principal risks, risk appetite and how these risks are managed or mitigated, the Boards of Directors have a reasonable expectation that Carnival Corporation & plc will be able to continue in operation and satisfy its obligations as they fall due over the three-year period of their assessment.

The Boards of Directors believes they have made reasonable estimates, assumptions and judgements in determining its liquidity requirements and cannot make assurances that assumptions used may not change in future periods. Refer to Carnival Corporation & plc's Liquidity, Financial Condition and Capital Resources section for further discussion.

6. **Non-Financial and Sustainability Information Statement.**

The information set out in the following table, including the sections referenced in the table, is produced to comply with the non-financial reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006. The climate-related financial disclosures are included in the Task Force on Climate-related Financial Disclosures (TCFD) section on pages 27 to 35 of this report.

Reporting requirements	Some of the applicable policies and standards which govern our approach	Where to find additional information relating to our development, performance, position, impact and risk management	Outcome of Policies and Standards	Due Diligence Processes
Environmental matters	• Health, Environmental, Safety, Security and Sustainability Policy • Code of Business Conduct and Ethics • Business Partner Code of Conduct	• XIX. Sustainability and Environmental Impact: Sustainability goals progress; Summary of our environmental impact; Climate-related Financial Disclosures Pages 20 – 35 • Health, Environmental, Safety, Security and Sustainability Corporate Policy Annex A Pages A-7 to A-8 • Mitigation of Principal and Emerging risks (Operational Risk Factors: c, d) Pages 50 – 51 (Compliance and Regulatory Risk Factors: a, b) Pages 56 – 58 • 2024 Sustainability Report	• Making progress towards our sustainability goals. • Maintain our commitment to seeking excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.	• Internal Control and Risk Assessment Page 47 • Committees of the Boards Annex C Pages C-5 to C-9 • Culture surveys Annex C Page C-17 • Hotline for Reporting Concerns Annex C Page C-19 • Ethics and Compliance Page 13 • Health, Environmental, Safety, Security and Sustainability Policy Annex A Pages A-7 to A-8

Reporting requirements	Some of the applicable policies and standards which govern our approach	Where to find additional information relating to our development, performance, position, impact and risk management	Outcome of Policies and Standards	Due Diligence Processes
Employees	• Code of Business Conduct and Ethics • Culture Essentials Conduct and Ethics • Speak-up Policy • Recognition Philosophy* • Talent Development Philosophy* • Equal Opportunity* • Anti-Harassment and Discrimination Including Bullying* • Anticorruption* • Global Well-being Standards for Shipboard Employees	• Human capital management and employees Pages 11 – 12 • XIX. Sustainability and Environmental Impact: 2030 Well-Being, Inclusion and Belonging Goals Page 22 • Workforce Engagement Annex C Pages C-15 to C-18 • Mitigation of Principal and Emerging risks (Operational Risk Factors: b, e, h) Pages 49 – 54 (Compliance and Regulatory Risk Factor: a) Pages 56 – 57	• Commitment to providing a welcoming and inclusive environment where people from different backgrounds, experiences, and walks of life can succeed and cultivating an atmosphere of openness, respect, and trust. • Promote a diverse, safe, and healthy workplace	
Human rights	• Human Rights Policy • Modern Slavery Statement • Code of Business Conduct and Ethics • Speak Up Policy • Business Partner Code of Conduct	• Ethics and Compliance Page 13 • XIX. Sustainability and Environmental Impact: 2030 Well-Being, Inclusion and Belonging Goals Page 22 • Corporate and Social Responsibility Annex A Pages A-7 to A-9 • Mitigation of Principal and Emerging risks (Operational Risk Factor: h) Pages 53 – 54 (Compliance and Regulatory Risk Factor: a) Pages 56 – 57	• Maintain our commitment to promote and foster human rights	

Reporting requirements	Some of the applicable policies and standards which govern our approach	Where to find additional information relating to our development, performance, position, impact and risk management	Outcome of Policies and Standards	Due Diligence Processes
Social and community matters	• Code of Business Conduct and Ethics • Business Partner Code of Conduct	• XIX. Sustainability and Environmental Impact: 2030 Sustainable Tourism Goals Page 23 • XIX. Sustainability and Environmental Impact: 2030 Biodiversity and Conservation goals Page 22 • Corporate and Social Responsibility Annex A Pages A-7 to A-9 • Investing in Our Communities Proxy Statement Page 8 • Mitigation of Principal and Emerging risks (Operational Risk Factors: d, i) Pages 50 – 54 (Compliance and Regulatory Risk Factors: a, b) Pages 56 – 58	• Contributing to a circular economy, partnering with the communities we sail to and from and reducing our environmental footprint • Seeking out meaningful ways to help address pressing needs in destination communities • Enhance both the communities where we work as well as the port communities that our ships visit • Dedication to creating positive change through empowering youth, enhancing education and strengthening families in the communities where we live and work	
Anti-bribery and anti-corruption	• Speak up Policy • Code of Business Conduct and Ethics • Business Partner Code of Conduct • Anticorruption Policy and Guidelines*	• Governmental and Other Regulations Page 15 • Executive officers and Corporate Governance Page 38 • Ethics and Compliance Page 13 • Hotline for Reporting Concerns Annex C Page C-19 • Mitigation of Principal and Emerging risks (Compliance and Regulatory Risk Factor: a) Page 56	• Maintaining a strong ethics and compliance culture • Commitment to comply with all laws prohibiting bribery and other corrupt practices that apply everywhere we operate	
Description of business model		• Purpose & Mission, Core Values and Priorities Page 2 • Our Global Cruise Business Page 5		

Reporting requirements	Some of the applicable policies and standards which govern our approach	Where to find additional information relating to our development, performance, position, impact and risk management	Outcome of Policies and Standards	Due Diligence Processes
Non-financial key performance indicators		• Summary of our Environmental Impact Pages 25 – 27 • Business Review Statistical Information Page 40		

The policies and standards noted above are available on our corporate website at www.carnivalcorp.com, other than the policies marked with * which are only available to our employees through our intranet.

7. Section 172(1) Statement.

This statement describes how the Directors have performed their duty to promote the success of the company for the benefit of its members as a whole having regard to the stakeholders and matters set out in section 172(1)(a)-(f) of the Companies Act 2006. This statement sets out the Directors' approach to decision-making, stakeholder engagement and details the matters considered in connection with some of the key decisions made during 2025. To provide further insight, we have provided clear cross-referencing to where more detailed information can be found in this Annual Report.

Discussions between executive management and the Directors regarding decisions relating to our business strategy, capital structure and other business-related activities also include careful consideration of the potential risks and impact of those decisions on our financial results. In addition, as part of our risk assessment framework, our key stakeholders are considered as part of the evaluation of our principal and emerging risks. Refer to Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks on page 48 for additional discussion of our risks and key stakeholder considerations.

During 2025, the Directors' oversight of stakeholder relationships and other matters was informed by regular briefings from executive management and their Committees on various topics including managing our debt profile, the operating performance of our brands, compliance with laws and regulations, our sustainability performance, principal and emerging risks including those related to the environment and emissions, cybersecurity and other critical matters.

Key Stakeholders

The Directors and their Committees recognize the strategic importance of building and maintaining strong relationships with our stakeholders. We have identified the following key stakeholders based on their impact on the success of our business model and strategy:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

When making decisions, the Directors have regard to the interests of our key stakeholders and recognize that effective engagement with our stakeholders is essential to the long-term success of our business. The Directors consider many factors and balance competing interests in reaching strategic decisions. Refer to the discussion below within Key Decisions Made by the Directors During the Year for examples of the Directors' considerations.

While the Directors are able to engage directly with key stakeholders on some issues, the size and distribution of our stakeholder group means that stakeholder engagement often happens through executive management. The Directors regularly receive information and feedback from executive management to help understand how our operations and decisions affect our stakeholders' interests and in turn, how those interests should impact future decisions.

a) the likely consequences of any decision in the long-term

The Directors recognize that the decisions made today will have an effect on both our short- and long-term success. The Directors seek to balance meeting critical short-term objectives while also ensuring we are on

course to achieve our long-term strategic vision. During 2025, the Directors and executive management had particular regard to our long-term success and remained focused on strengthening our balance sheet. Several years of exceptional performance has significantly strengthened our financial fitness — reducing debt, achieving strong profitability and double-digit ROIC, surpassing the investment grade threshold and reinstating our dividend. We are fortifying our position through disciplined cost control and continued deleveraging. At the same time, our measured investments in newbuilds, major ship midlife refurbishment enhancements across our cruise lines and destination development, and continued focus on commercial excellence, are setting the stage for substantial long-term growth and value creation.

The Directors also believe that planning for succession is an important function that will impact our long-term success. Through careful monitoring and evaluation of performance, we cultivate a strong pipeline of experienced leaders who understand the complexities of managing global cruise operations. This systematic approach to talent development allows us to maintain the expertise needed to navigate the unique challenges of the cruise industry while supporting our commitment to sustainable growth and operational excellence. Additionally, we have a shoreside leadership development program to foster a high-performance culture, promote integrity, encourage cross-functional exposure and promote ongoing growth. Our strategic approach to succession is enhanced by our multi-brand operational structure. This creates opportunities for leadership development across our organization for potential successors to our senior management, including our CEO.

Refer to:

- II. Purpose & Mission, Core Values and Priorities on page 2
- XIII. Human Capital Management and Employees on pages 11 – 12
- XIX. Sustainability and Environmental Impact on pages 20 – 35
- Item 5. Going Concern Confirmation and Viability Statement on pages 59 – 60

b) the interests of our team members

We celebrate our global team and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences and walks of life can succeed. We care deeply for our team members and must always cultivate an atmosphere of openness, respect and trust. We continue to focus on our Core Values, which are the key actions and behaviors we encourage and reinforce to further strengthen our culture. We have a Cross Brand Culture and Engagement Survey program featuring a common survey focused on our Core Values for all of our shipboard and shoreside team members. This comprehensive annual survey is a key management tool for tracking our cultural health and putting in place initiatives, setting targets and action plans to improve our culture. The Directors, together with their Committees, also play an important role in monitoring and assessing our culture to ensure that it is aligned with our strategy, core values and mission and reviewing management's actions to improve this alignment. As part of that role, in 2025 the Directors received and reviewed reports on the progress of our Core Values. Further, in 2025 with the full support of the Directors, we continued our initiatives designed to engage with and care for our team members. Key areas of focus include Outreach & Wellness, Culture and Staffing. The Directors work closely with management to balance the needs of the business with that of its workforce, shareholders and other stakeholders.

Refer to:

- II. Purpose & Mission, Core Values and Priorities on page 2
- XIII. Human Capital Management and Employees on pages 11 – 12
- XIV. Ethics and Compliance on page 13
- Employees and Workforce Engagement in Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on pages C-15 to C-18
- Key Decisions Made by the Directors During the Year on pages 68 – 69

c) the need to foster our business relationships with guests and travel agent partners, suppliers and others

Guests and Travel Agent Partners

Guest feedback and research support the development of our overall marketing and business strategies to drive demand for cruises and increase the number of first-time cruisers. Our goal has always been to increase consumer awareness for cruise vacations and further grow our share of their vacation spend. We proactively gather and evaluate guest feedback about their cruise experiences for valuable insights on key drivers of

guest loyalty and satisfaction, with a focus on continuous improvement. We closely monitor our NPS which reflect the likelihood that our guests will recommend our brands' cruise products and services to friends and family, including those new-to-cruise. Our NPS takes into account a number of products and services our brands offer including embarkation and disembarkation experiences, shipboard team member service, dining options, entertainment and onboard activities. Evaluating our NPS results provides executive management with invaluable information necessary to make important strategic decisions regarding our product offerings. The Directors also receive reports regarding our NPS results, guest research and executive management's related actions. To reward loyal and repeat guests, all of our brands offer past recognition programs with various special incentives.

Strong relationships with our travel agent partners are also an integral part of our long-term cruise distribution network and are critical to our success. We utilize local sales teams to motivate travel agents to support our products and services with competitive pricing, promotional policies and joint marketing and advertising programs. All of our brands have internet booking engines to allow travel agents to book our cruises. We also employ a wide variety of educational programs, including websites, seminars and videos, to train agents on our cruise brands and their products and services. In 2025, we held a variety of trainings and educational programs to continue to support and develop our travel agent partners, including ship visits to familiarize our travel agent partners with our products and services. The Directors are provided with periodic updates regarding our travel agent partners and our cruise distribution strategies.

Suppliers

Our relationships with suppliers are key to our business in providing critical goods and services, which are paramount in our ability to deliver exceptional cruise experiences to our guests. Our suppliers provide a range of goods from materials to support the refurbishment and enhancements of our ships and to build new and innovative ships to the reliable and consistent supply of fuel as well as food and beverage globally, all while maintaining our quality standards. We aim to engage with suppliers to build mutually beneficial relationships and to create strategic partnerships across our global organization, utilizing preferred supplier agreements to underpin such relationships.

Our Business Partner Code of Conduct applies to all of our suppliers and other business partners. It outlines our expectation that our suppliers will respect and follow applicable laws and regulations and promote ethical decisions in all aspects of their business. The Compliance Committees review results of compliance with our Business Partner Code of Conduct. We also have a Responsible Sourcing Policy ("RSP") that builds on our Business Partner Code of Conduct and our human rights and environmental practices. The RSP establishes a framework that helps us monitor compliance with our standards. It is designed to ensure that our sourcing practices are aligned with our business priorities, core values and sustainability goals. The RSP also addresses labor, environmental, business ethics, management systems and health and safety risks.

Others (Government & Regulators)

Our ships and operations are subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements, as well as voluntary agreements, which govern health, environmental, safety and security matters in relation to our guests, crew and ships. We are committed to complying with all relevant requirements.

We continue to work closely with governments and regulators, including those of the communities we serve. We maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

Refer to:

- II. Purpose & Mission, Core Values and Priorities on page 2
- X. Marketing Activities on page 10
- XI. Sales Channels on page 11
- XII. Suppliers on page 11
- XVIII. Governmental and Other Regulations on pages 15 – 20
- Key Decisions Made by the Directors During the Year on pages 68 – 69

d) the impact of our operations on the community and the environment

Achieving our Purpose and Mission starts with being responsible corporate citizens and strong stewards of our planet. That means preserving our environment, caring for our guests, our communities and our team, upholding the laws that govern our business and holding ourselves to the highest standards.

The HESS Committees assist the Directors in monitoring our health, environmental, safety, security and sustainability policies, programs and initiatives, and compliance with related legal and regulatory requirements. Our Chief Executive Officer and the other Directors are responsible for oversight of climate-related matters. The SRE Committee, provides quarterly updates to the Directors regarding management of climate-related risks and opportunities.

In 2021, with the support of the Directors, we established sustainability goals for 2030. Since then, we have achieved several goals ahead of schedule, accelerated the timeline of others and established intermediate goals. In 2025, we reduced our GHG emission intensity on a lower berth distance basis by over 20% and on an ALBD basis by 21% relative to our 2019 baseline. Relative to 2008, our GHG emissions per ALBD have been reduced by 44% while our capacity has grown by 64%.

We are working to further reduce our absolute GHG emissions. We reduced our absolute GHG emissions from ship fuel by approximately 15% as compared to our peak year of 2011 despite capacity growth of nearly 38% over the same period. Additionally, we are pursuing our aspiration of net zero emissions from ship operations by 2050, aligned with the IMO Strategy. Achieving this goal will require energy sources and technologies that do not yet exist at scale. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. We have leveraged third-party studies and partnered with companies and other organizations to help identify and scale new technologies. For example, we implemented maritime scale battery technology and are working with classification societies and other stakeholders to assess lower GHG emission fuel options for cruise ships and assessing carbon capture and storage technologies. We have successfully used biofuel as a replacement for fossil fuel on 8 ships since 2022. The certified biofuels used offer environmental benefits compared to using fossil fuels alone through their lifecycle GHG reductions. These biofuels can be used in existing ship engines without modifications to the engine or fuel infrastructure, including on ships already in service.

To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply and cost challenges that must be resolved before viability is reached. Without clarity on low and zero carbon fuel availability, we are not currently able to make absolute emissions reduction commitments along a prescribed timeline. In our view, a commitment to achieve an absolute greenhouse gas emission reduction pathway without a clear understanding of how this will be achieved is not aligned with our approach to goal setting. While we continue to pursue our aspiration of net zero emissions from ship operations, our defined goals and targets are set based on feasible, achievable, and available pathways based on existing and emerging technologies, available fuel alternatives and proven infrastructure. The Directors continue to believe our scale will support our effort to lead the industry in climate action.

Refer to:

- II. Purpose & Mission, Core Values and Priorities on page 2
- XIX. Sustainability and Environmental Impact on pages 20 – 35
- Key Decisions Made by the Directors During the Year on pages 68 – 69

e) the desirability of maintaining a reputation for high standards of business conduct

We protect what matters — our people, our company and our planet — treating everyone with dignity and respect. Achieving our Purpose and Mission starts with being responsible corporate citizens and strong stewards of our planet. That means preserving our environment, caring for our guests, our communities and our team, upholding the laws that govern our business and holding ourselves to the highest standards. The Directors and executive management acknowledge their responsibility for setting and monitoring the culture, core values and reputation of our business. The Compliance Committees assist the Directors with oversight of activities that are designed to promote ethical conduct, a high level of integrity, and compliance with laws, regulations and policies applicable to us, and also provides functional oversight of our Global Ethics & Compliance department. We have a Code of Business Conduct and Ethics that applies to all of our team members, including our executive management and the Directors. We also have Core Values, which

are the key actions and behaviors we encourage and reinforce to further strengthen our culture and have initiatives where brand leaders and executive management meet with their direct reports to discuss these key behaviors.

Refer to:

- II. Purpose & Mission, Core Values and Priorities on page 2
- XIV. Ethics and Compliance on page 13
- XIX. Sustainability and Environmental Impact on pages 20 – 35
- I. Executive Officers and Corporate Governance on page 38
- Annex A — Carnival plc Directors' Report of the Proxy Statement: Corporate and Social Responsibility on pages A-7 to A-9
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Workforce Engagement on pages C-15 to C-18

f) the need to act fairly between our members

It is critical that both existing and potential investors understand our strategy. During 2025, our Chair of the Boards, CEO, Senior Independent Director and Presiding Director (who is also the Chair of our Compensation Committees) and certain members of senior management held various meetings with investors. These meetings gave investors and lenders the opportunity to discuss our strategic, financial and operating priorities, progress on our environmental, health, safety and sustainability initiatives and other topics of importance to our business and our stakeholders. Our Investor Relations team maintains open communication with equity and debt investors as well as equity, credit and sustainability analysts to understand investors' views of our business. Our Treasury team has regular interactions with global banks, debt investors and credit rating agencies. Additionally, presentations are made to representatives of the investment community periodically in the U.S., the UK and elsewhere.

Refer to:

- II. Purpose & Mission, Core Values and Priorities on page 2
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Relations with Shareholders on pages C-13 to C-14

Key Decisions Made by the Directors During the Year

Debt Refinancing Strategy

In the face of the unprecedented global impact of COVID-19, executive management and the Directors took significant actions to ensure sufficient liquidity to remain viable, including completing various capital market transactions resulting in a substantial increase in our debt balance compared to historical levels. After completing the gradual resumption of our guest cruise operations in 2023, the Directors and executive management shifted focus to returning to strong profitability.

In early 2025, as part of the ongoing strategic planning process, executive management presented to the Directors a debt refinancing strategy to rebuild our investment grade balance sheet. The main objectives of the debt refinancing strategy were to:

- Lower our interest expense
- Manage our debt maturity towers
- Eliminate encumbered assets
- Remove restrictive covenants from our debt agreements

Executive management and the Directors agreed moving forward with the debt refinancing strategy as it would increase investor confidence and was in the best interest of our stakeholders and long-term success.

In determining how to prioritize the various aspects of the debt refinancing strategy, executive management and the Directors reviewed short- and long-term scenario analyses, including the viability assessment, discussed the current and expected liquidity levels as well as the optimal liquidity levels needed to run the business. As a result of these discussions, it was determined the debt refinancing strategy was the best use of our available/excess liquidity and would help us return to investment-grade leverage metrics.

With alignment from the Directors, executive management was able to capitalize on favorable market conditions during the year and opportunistically accelerate the timing of its planned efforts. During 2025, we successfully executed our refinancing strategy completing numerous transactions, including renewing and upsizing our revolver and delivering on the objectives of the strategy.

Section 172 considerations: Long-term success
Key stakeholders considered: Investors and Lenders

This Strategic Report has been approved by the Board.

By order of the Board

Micky Arison
Chair of the Board of Directors
January 27, 2026

INTRODUCTORY NOTE TO THE CARNIVAL PLC IFRS FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2025

The Carnival plc consolidated Group IFRS Financial Statements on pages 71 to 107 and standalone parent company Financial Statements on pages 108 to 122 are required to satisfy reporting requirements of the Companies Act 2006 and incorporate the results of Carnival plc and its subsidiaries and, accordingly, do not include the IFRS consolidated results and financial position of Carnival Corporation and its subsidiaries.

The Directors of Carnival plc consider that within the Carnival Corporation and Carnival plc dual listed company arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the Carnival Corporation & plc U.S. GAAP consolidated financial statements ("DLC Financial Statements"), which are included in the Annual Report, but do not form part of these Carnival plc financial statements.

CARNIVAL PLC
GROUP STATEMENTS OF INCOME
(in millions, except per share data)

	Notes	Years Ended November 30,	
		2025	2024
Revenues			
Passenger ticket		$ 7,402	$ 6,909
Onboard and related		2,617	2,503
Total Revenues	3	10,019	9,413
Cruise and tour operating expenses:			
Commissions, transportation and related		1,414	1,354
Onboard and related		618	563
Payroll and related		1,052	1,053
Fuel		753	851
Food		529	519
Property and equipment impairment reversals	10	—	(260)
Gain on sales of ships		(37)	(25)
Other operating		1,817	1,872
Total Cruise and tour operating expenses		6,146	5,928
Selling and administrative expense	3	1,143	1,100
Depreciation and amortisation expense	3	810	758
Operating Income		1,921	1,627
Interest income		17	39
Income from investments in associates		17	13
Interest expense		(267)	(330)
Other (expense) income, net	4	(346)	142
Income Before Income Taxes		1,341	1,491
Income tax benefit, net	5	6	4
Net Income		$ 1,347	$ 1,495
Earnings Per Share			
Basic	6	$ 7.16	$ 7.97
Diluted	6	$ 7.12	$ 7.93

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,	
	2025	**2024**
Net Income	$ 1,347	$ 1,495
Other Comprehensive Income (Loss)		
Items that will not be reclassified through the Statements of Income		
Remeasurements of post-employment benefit obligations	(3)	6
Items that may be reclassified through the Statements of Income		
Foreign currency translation	407	(75)
Other Comprehensive Income (Loss)	404	(70)
Total Comprehensive Income	$ 1,752	$ 1,425

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP BALANCE SHEETS
(in millions)

	Notes	November 30, 2025	November 30, 2024
ASSETS			
Current Assets			
Cash and cash equivalents	7	$ 545	$ 397
Trade and other receivables, net	8	322	287
Inventories	9	236	223
Prepaid expenses and related		309	300
Amount owed from Carnival Corporation group		427	417
Total current assets		1,839	1,623
Non-Current Assets			
Property and equipment, net	10	13,958	11,117
Right-of-use assets, net	11	271	500
Investments in associates	12	116	97
Emission allowances		105	69
Other assets	13	276	188
Total non-current assets		14,727	11,971
		$ 16,566	$ 13,594
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Current portion of long-term debt	14	$ 768	$ 925
Current portion of lease liabilities	11	42	131
Accounts payable		481	443
Accrued liabilities and related	16	730	720
Customer deposits		2,540	2,376
Total current liabilities		4,560	4,595
Non-Current Liabilities			
Long-term debt	14	7,617	6,269
Long-term lease liabilities	11	244	408
Provisions	23	81	70
Other long-term liabilities	18	294	249
Total non-current liabilities		8,236	6,996
Shareholders' Equity			
Share capital	19	361	361
Share premium		1,143	1,143
Retained earnings		4,120	2,820
Other reserves		(1,855)	(2,320)
Total shareholders' equity		3,770	2,004
		$ 16,566	$ 13,594

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

The Carnival plc Group financial statements (registered number 04039524) were authorised for issue by the Boards of Directors on January 23, 2026 and signed on their behalf by

Micky Arison
Chair of the Boards of Directors
January 27, 2026

Josh Weinstein
Chief Executive Officer and Director
January 27, 2026

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF CASH FLOWS
(in millions)

	Notes	Years Ended November 30,	
		2025	2024
OPERATING ACTIVITIES			
Income before income taxes		$ 1,341	$ 1,491
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities			
Depreciation and amortisation	3	810	758
Impairment reversals	10	—	(260)
Share-based compensation	21	14	10
Interest expense, net		256	301
(Income) loss from investments in associates		(17)	(13)
Unrealized foreign currency exchange (gain) loss		368	(163)
Gain on sales of ships		(37)	(25)
Greenhouse gas regulatory expense		69	35
Other		(22)	41
		2,783	2,175
Changes in operating assets and liabilities			
Receivables		(13)	19
Inventories		(2)	6
Purchase of emission allowances		(67)	(71)
Prepaid expenses and other assets		(30)	(70)
Accounts payable		(15)	(17)
Accrued liabilities, other and provisions		(72)	24
Customer deposits		68	228
Cash provided by (used in) operations before interest, debt issuance costs and income taxes		2,651	2,293
Interest received		17	39
Interest paid		(227)	(302)
Debt issuance costs paid		(29)	(78)
Income tax benefit received (paid), net		(20)	(14)
Net cash provided by (used in) operating activities		2,392	1,939
INVESTING ACTIVITIES			
Purchases of property and equipment	3	(675)	(1,056)
Proceeds from sales of ships		94	40
Advances to Carnival Corporation group, net		(160)	(387)
Refunds of investments held in trust		—	108
Net cash provided by (used in) investing activities		(740)	(1,295)
FINANCING ACTIVITIES			
Payments to Carnival Corporation group, net		(1,935)	(1,908)
Principal repayments of long-term debt		(748)	(1,150)
Proceeds from issuance of long-term debt		1,278	1,581
Lease liabilities principal payments		(115)	(136)
Net cash provided by (used in) financing activities		(1,519)	(1,612)
Effect of exchange rate changes on cash and cash equivalents		14	2
Net increase (decrease) in cash and cash equivalents		148	(966)
Cash and cash equivalents at beginning of year		397	1,363
Cash and cash equivalents at end of year		$ 545	$ 397

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

> Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

	Share capital	Share premium	Retained earnings	Reserves: Translation reserve	Reserves: Cash flow hedges	Reserves: Treasury shares	Reserves: Other reserves	Reserves: Merger reserve	Reserves: Total	Total shareholders' equity
At November 30, 2023	$ 361	$ 1,143	$ 1,366	$ (2,258)	$ 21	$ (1,694)	$ 128	$ 1,503	$ (2,300)	$ 569
Comprehensive income (loss)										
Net income	—	—	1,495	—	—	—	—	—	—	1,495
Foreign currency translation	—	—	—	(75)	—	—	—	—	(75)	(75)
Remeasurements of post-employment benefit obligations	—	—	6	—	—	—	—	—	—	6
Total comprehensive income (loss)	—	—	1,501	(75)	—	—	—	—	(76)	1,425
Issuance of treasury shares for vested share-based awards	—	—	(47)	—	—	47	—	—	47	—
Other, net (a)	—	—	—	—	—	—	9	—	9	9
At November 30, 2024	361	1,143	2,820	(2,334)	21	(1,647)	137	1,503	(2,320)	2,004
Comprehensive income (loss)										
Net income	—	—	1,347	—	—	—	—	—	—	1,347
Foreign currency translation	—	—	—	407	—	—	—	—	407	407
Remeasurements of post-employment benefit obligations	—	—	(3)	—	—	—	—	—	—	(3)
Total comprehensive income (loss)	—	—	1,345	407	—	—	—	—	407	1,752
Issuance of treasury shares for vested share-based awards	—	—	(44)	—	—	44	—	—	44	—
Other, net (a)	—	—	—	—	—	—	15	—	15	15
At November 30, 2025	$ 361	$ 1,143	$ 4,120	$ (1,926)	$ 20	$ (1,603)	$ 151	$ 1,503	$ (1,855)	$ 3,770

(a) Includes equity settled share-based payments.

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC

NOTES TO GROUP FINANCIAL STATEMENTS

NOTE 1 — General

Description of Business

Carnival plc and its subsidiaries and associates are referred to collectively in these financial statements as the "Group," "our," "us" and "we." Carnival Corporation and Carnival plc, together with their consolidated subsidiaries, are referred to collectively in these financial statements as "Carnival Corporation & plc."

Carnival Corporation & plc is the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises, Princess Cruises, and Seabourn.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation's shares of common stock are publicly traded on the New York Stock Exchange ("NYSE") and Carnival plc's ordinary shares are publicly traded on the London Stock Exchange. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

The Boards of Directors consider that, within the DLC arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the U.S. generally accepted accounting principles ("U.S. GAAP") DLC Financial Statements because all significant financial and operating decisions affecting the DLC companies are made on a joint basis to optimize the consolidated performance as a single economic entity. Accordingly, the DLC Financial Statements are provided to shareholders as supplementary information, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements.

In December 2025, following a review of the corporate structure, the Boards of Directors of Carnival Corporation and Carnival plc recommended unifying the dual listed company under a single corporate entity, Carnival Corporation, listed solely on the New York Stock Exchange, with Carnival plc as its wholly-owned UK subsidiary. Under this plan, Carnival plc shareholders would receive Carnival Corporation shares on a one-for-one basis, and Carnival plc shares and American Depositary Receipts would be de-listed from both the London Stock Exchange and the New York Stock Exchange, respectively. These proposals will be subject to certain conditions, including the approval of shareholders and receipt of regulatory and UK court approvals.

NOTE 2 — Material Accounting Policies

Basis of Preparation

The Carnival plc Group financial statements are presented in U.S. dollars unless otherwise noted and are prepared on the historical cost basis, except for certain financial assets and liabilities. The financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The financial statements have been prepared on a going concern basis. The Boards of Directors of the Group have a reasonable expectation that, on the basis of current financial projections, available borrowing facilities and based on our reassessment of principal and emerging risks, we are well positioned to meet our commitments and obligations, and will remain in operational existence for at least the next 12 months from the date of this report.

Basis of Consolidation

The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. All significant intra-Group balances and transactions are eliminated on consolidation. These financial statements are required to satisfy reporting requirements of the Companies Act 2006 and do not include the IFRS consolidated results and financial position of Carnival Corporation and its subsidiaries.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition that are readily convertible to known amounts of cash, which are stated at cost and present insignificant risk of changes in value. Investments in money market funds are measured at fair value through profit or loss. Cash equivalents, including investments in money market funds, are held to meet short-term cash commitments.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue which are included within trade and other receivables. These receivables represent contractual cash flows, and are measured at amortized cost and are less of allowances for expected credit losses. We apply the simplified approach and record lifetime expected credit losses for trade receivables. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realisable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3 – 30	0%
Buildings and improvements	10 – 40	0%
Computer hardware and software	2 – 12	0%
Transportation equipment and other	3 – 20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3 – 30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts by capitalizing those costs that add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life.

The costs of repairs and maintenance, including minor improvement costs and expenses incurred during dry-docks, are charged to expense as incurred and included in other operating expenses. These minor dry-dock expenses primarily represent maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

Given the large size and complexity of our ships, ship accounting estimates require judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

As of November 30, 2025, we have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the impact of greenhouse gases and other emissions on the environment. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market.

We review estimated useful lives and residual values of our ships for reasonableness at the period end or whenever events or circumstances indicate a revision is warranted. In December 2025, we completed such review considering the period over which we expect to operate our ships and our long-term plans. As a result, we determined our ships' depreciable lives would be extended to 35 years. In connection with the increase in estimated useful life, we reduced our estimated residual value of each ship to be 5% of our original ship cost for LNG powered ships and a range of salvage values under $25 million for all other ships, depending on the class and tonnage of the ship. This revision did not have a material impact on our financial statements and has been applied prospectively beginning December 1, 2025.

Occasionally we transfer ships from Carnival plc to Carnival Corporation. The group's accounting policy with regard to such transfers is that they take place at the higher of their net book value or fair value.

We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. The recoverable amount is considered to be the higher of value in use or fair value less costs of disposal. We evaluate ship asset impairments either at the individual ship level, when it is considered to be the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets and liabilities, for example when we have plans to dispose of a ship, or at the cash generating unit ("CGU") (or cruise brand) level, when the cash inflows of a given ship are not considered to be largely independent of the cash flows of other assets and liabilities.

Where an assessment is performed at the individual ship level, the fair value is typically estimated based either on ship sales price negotiations and/or estimated sales prices from previous ship sales.

Where an assessment is performed at the CGU level, we compare the carrying amount of the net assets allocated to each CGU (inclusive of ships) with its recoverable amount. The estimated recoverable amount is the higher of the cruise brands' fair value less costs of disposal and its value in use. If the recoverable amount is greater than the cruise brand net asset carrying value, then the value of the assets is deemed recoverable. Judgement is required in estimating the recoverable amounts of our CGUs. Assessments are made at a CGU level as individual ships' cash flows are dependent both upon shore-based assets that support the operation of the ships and the itineraries each ship operates, which is determined based upon plans for ships in the CGU and for which we have the ability to change over time.

If estimated discounted future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated recoverable amount.

If, subsequent to impairment, there has been a change in the estimates used to determine our ships' recoverable amount, then the carrying amount of the ship may be increased by the reversal of the impairment. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the ship in prior years. Determination of future cash flows and fair values of our cruise ships involves estimates and assumptions.

Leases

Substantially all of our leases for which we are the lessee are leases of port facilities and real estate and are included within right-of-use assets, net, long-term lease liabilities and the current portion of lease liabilities in our Consolidated Balance Sheets. We determine if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize right-of-use assets and lease liabilities for any leases that have an initial term of twelve months or less and do not include an option to purchase the underlying asset. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgement in determining the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

Certain of our agreements stipulate potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

We depreciate our right-of-use assets on a straight-line basis over the shorter of the asset's useful life and the lease term. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Contingencies

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgement to determine the appropriate amounts to record in our consolidated financial statements. We accrue a liability and establish a provision when we believe a loss is probable and the amount of the loss can be reasonably estimated. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. Such accruals and reserves and the estimated timing of settlement are typically based on developments to date, historical claims experience, and actuarially determined estimates of liabilities. Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these

matters may be resolved for amounts different from any provisions or disclosures that we may have made. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. Refer to Note 23 — "Contingencies" for additional information.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. Interest in the net assets of such investments is included in investments in associates in the Consolidated Balance Sheets and our proportionate interest in their results is included in income (loss) from investments in associates in the Consolidated Statements of Income (Loss).

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issuance costs related to a recognized debt liability are presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For our revolving facility, and those export credit facilities not yet drawn, the related debt issuance costs are deferred and recorded as an asset. Debt instruments are evaluated for the existence of features that require separation and accounting as a derivative. In our Consolidated Statements of Cash Flows, debt issuance costs paid to lenders related to a recognized debt liability are netted against the proceeds from the related long-term debt while debt issuance costs paid to third parties, or related to undrawn credit facilities, are presented separately within financing activities.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We have in the past and may in the future use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of other comprehensive income ("OCI") until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of OCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or non-current, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Emission Allowances

We became subject to the EU Emissions Trading System ("ETS") on January 1, 2024, which includes a three-year phase-in period. The ETS regulates emissions through a "cap and trade" principle, where a cap is set on the total amount of certain emissions that can be emitted and requires us to procure emission allowances

for certain emissions inside EU waters (as defined in the ETS). Emission allowances are recognized at cost as non-current assets and included in emission allowances in our Consolidated Balance Sheets. Purchases of emission allowances are classified as operating activities in our Consolidated Statements of Cash Flows. Emission obligations are recognized as the emissions are generated and are included in accrued liabilities and related and other long-term liabilities. The funded portion of the emission obligations are measured at the carrying value of the emission allowances and the unfunded portion of emission obligations is measured at the fair value of emission allowances necessary to settle. We record expense for emissions in EU waters in fuel expense in the period incurred. Emission allowances and obligations are derecognized when surrendered based on the first-in, first-out method, and are non-cash activities.

Foreign Currency Translation and Transactions

The Carnival plc Group financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. The Group's most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. The Group translates the assets and liabilities of its foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included in the translation reserve, which is a separate component of other reserves within shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in the Group's consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

The Group executes transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense. The unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and are not expected to be repaid in the foreseeable future are recorded in translation reserves.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct expenses of a voyage are recognized as cruise expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and related revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related expenses of these services are included in transportation expenses. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and related revenues and the related expenses are included in onboard and related expenses. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and related revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the commencement of the voyage. We also offer our guests the advance purchase of onboard and other services. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and related and subsequently recognize these amounts as commissions, transportation and related at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $90 million and $82 million as of November 30, 2025 and 2024.

Insurance

We maintain insurance under Carnival Corporation & plc's insurance programs to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers for recorded losses at the time the recovery is virtually certain or upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expenses as incurred. Selling expenses totalled $408 million in 2025 and $395 million in 2024. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for, equity settled, share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period based on our estimate of performance conditions. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. In addition, performance-based share awards for which the accounting grant date is not established at the time of the award are remeasured at the end of each reporting period. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. Compensation expense will be recognized, even if the target market-based conditions are not expected to be met. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period.

Post-Employment Benefits

The Group operates both defined benefit and defined contribution plans. The net deficit or surplus for each defined benefit pension plan is calculated based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The calculation is performed by a qualified external actuary using the projected unit credit method. The discount rate is the yield at the balance sheet date on AA credit rated bonds or local equivalents that have maturity dates approximating the terms of the pension plans' obligations.

Actuarial gains and losses that arise in calculating the defined benefit pension plans' obligations are recognized in the period in which they arise directly in the Group's comprehensive income (loss).

The operating and financing costs of defined benefit pension plans are recognized in the Statements of Income (Loss); current service costs are spread systematically over the expected average remaining service

lives of employees and financing costs are recognized in the periods within which they arise. To the extent that the benefits vest immediately, the expense is recognized immediately.

Defined contribution plan expenses are recognized in the period to which they relate. We contribute to these plans based on employee contributions, salary levels and length of service. The assets of these plans are held separately from the Group in independently administered funds.

Income Taxes

Deferred income taxes are provided using the balance sheet liability method. Deferred income tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred income taxes are measured at the average tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Current income taxes are the taxes payable on the taxable income for the year, applying current rates and any adjustments in respect of previous years.

Dividends

When applicable, dividend distributions are recognized in the period in which the dividends are declared because, under the DLC arrangement, the declaration of a dividend by the Boards of Directors of Carnival Corporation & plc establishes a liability for Carnival plc. If declared, Carnival plc dividends are declared in U.S. dollars and holders of Carnival plc American Depositary Shares receive a dividend payable in U.S. dollars.

Transactions with Carnival Corporation

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise.

We present cash flows between Carnival Corporation and Carnival plc and their respective subsidiaries on a net basis as this presentation is most appropriate to reflect the nature of these underlying cash flows between Carnival Corporation and Carnival plc and their respective subsidiaries, being large amounts, with a high volume of transactions, and which are unsecured and repayable on demand (of a short-term nature). These cash flows are presented as either financing activities or investing activities in the Statement of Cash Flows based on whether they reflect a financing of Carnival plc from Carnival Corporation (balance is a payable from Carnival plc) or an investing activity from Carnival plc to Carnival Corporation (balance is a receivable to Carnival plc).

Accounting Estimates and Judgements

The preparation of these financial statements in conformity with IFRS as adopted in the UK requires management to make judgements and estimates that affect the application of policies and reported and disclosed amounts in these financial statements. These judgments and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Key judgements and estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant accounting estimates are those with a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. In 2025, there were no significant accounting estimates or critical accounting judgements as defined under IAS 1. Other areas of estimation uncertainty include the determination of ships useful life and residual values as recognition and measurement are based on assumptions subject to longer term uncertainties. Refer to Note 10 — "Property and Equipment".

Climate change

In preparing these financial statements, management has considered the expected impacts of climate change and the steps necessary to achieve Carnival Corporation & plc's 2030 Climate Action Goals. Management

has considered the expected impacts of climate change on a number of estimates within the financial statements, including:

- Estimates related to our future liquidity requirements and viability (refer to Item 5. Going Concern Confirmation and Viability Statement of the Strategic Report)
- Estimates related to the useful life and residual value of ships (refer to Note 10 — "Property and Equipment")

The following specific points were considered:

- Carnival Corporation & plc's ongoing newbuild program, which includes deliveries of larger-more efficient ships over the coming years, has been and will continue to be a factor in management's expected ability to achieve Carnival Corporation & plc's GHG intensity reduction goals
- Carnival Corporation & plc's ongoing investment in energy efficiency projects for its existing fleet
- The current status of recently enacted and various pending environmental regulations which will materially impact Carnival Corporation & plc's future cash flows. Refer to XVIII. Governmental and Other Regulations on pages 15 to 20 of the Strategic Report.

Accounting Pronouncements

The International Accounting Standards Board ("IASB") has issued amendments to the standard, IAS 1, *Presentation of Financial Statements — Classification of Liabilities as Current or Non-current*, providing a more general approach to the classification of liabilities based on the contractual agreements in place at the reporting date. On December 1, 2024, we adopted this guidance. The adoption of this guidance had no impact on our consolidated financial statements.

The IASB has issued amendments to the standards, IAS 7, *Statement of Cash Flows* and IFRS 7, *Financial Instruments: Disclosures — Supplier Finance Arrangements*. These amendments require that an entity disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity's liabilities and cash flows and the entity's exposure to liquidity risk. On December 1, 2024, we adopted this guidance. The adoption of this guidance had no impact on our consolidated financial statements.

The IASB has issued amendments to the standard, IAS 21, *The Effects of Changes in Foreign Exchange Rates — Lack of Exchangeability*. These amendments specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not. These amendments require that an entity disclose information that enables users of its financial statements to evaluate how currencies lacking exchangeability affect, or are expected to affect, the entity's financial performance, financial position, and cash flows. These amendments are required to be adopted by us beginning December 1, 2025. The adoption of this guidance will not have an impact on our consolidated financial statements.

The IASB has issued amendments to the standards, IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures — Amendments to the Classification and Measurement of Financial Instruments*. These amendments clarify the recognition and derecognition criteria for financial assets and liabilities, and the classification of financial assets with environmental, social and corporate governance and similar features. In addition, the amendments require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income. These amendments are required to be adopted by us beginning December 1, 2026. We are currently evaluating the impact of these amendments on our consolidated financial statements.

The IASB has issued amendments to the standards, IFRS 9, *Financial Instruments* and IFRS 7, *Financial Instruments: Disclosures — Contracts Referencing Nature-dependent Electricity.* These amendments clarify certain own-use requirements and hedge accounting requirements for contracts for nature-dependent renewable electricity. In addition, the amendments require additional disclosures for contracts for nature-dependent electricity with specified characteristics. These amendments are required to be adopted by us beginning December 1, 2026. We are currently evaluating the impact of these amendments on our consolidated financial statements.

The IASB has issued the following standards and amendments that have not been adopted in the UK:

- IFRS 18, *Presentation and Disclosure in Financial Statements* (effective date January 1, 2027)
- IFRS 19, *Subsidiaries without Public Accountability: Disclosures* (effective date January 1, 2027)
- Amendments to IAS 21, *Translation to Hyperinflationary Presentation Currency* (effective date January 1, 2027)

NOTE 3 — Segment Information

As previously discussed, within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is by reference to the DLC Financial Statements. The chief operating decision maker ("CODM"), who is the Chief Executive Officer of Carnival Corporation and Carnival plc, assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the U.S. GAAP results across all of the segments. The operating segments within each of our reportable segments have been aggregated based on the similarity of their economic and other qualitative characteristics, including geographic guest sourcing. Carnival Corporation & plc has four reportable segments comprised of (1) North America cruise operations ("North America"), (2) Europe cruise operations ("Europe"), (3) Cruise Support and (4) Tour and Other.

The Cruise Support segment includes Carnival Corporation & plc's portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of its cruise brands. The Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

Selected information for the Carnival Corporation & plc segments and the reconciliation to the corresponding Carnival plc amounts as of and for the years ended November 30 was as follows:

(in millions)	Revenues	Operating expenses	Selling and administrative	Depreciation and amortisation	Operating income	Capital expenditures	Total assets
2025							
North America (a)	$ 17,604	$ 10,538	$ 1,965	$ 1,818	$ 3,284	$ 2,367	$ 31,400
Europe	8,467	5,021	1,042	746	1,658	557	16,030
Cruise Support	309	211	378	200	(481)	647	3,836
Tour and Other	241	177	17	26	22	41	421
Carnival Corporation & plc – U.S. GAAP	26,622	15,947	3,401	2,790	4,483	3,611	51,687
Carnival Corporation – U.S. GAAP (b)	(16,602)	(9,702)	(2,247)	(2,011)	(2,642)	(2,937)	(34,020)
Carnival plc – U.S. GAAP vs IFRS differences (c)	—	(99)	(12)	31	79	—	(1,102)
Carnival plc – IFRS	$ 10,019	$ 6,146	$ 1,143	$ 810	$ 1,921	$ 675	$ 16,566
2024							
North America (a)	$ 16,802	$ 10,555	$ 1,952	$ 1,664	$ 2,631	$ 3,943	$ 30,892
Europe	7,710	4,734	961	676	1,340	270	15,042
Cruise Support	255	156	320	193	(414)	382	2,732
Tour and Other	255	193	19	24	18	32	390
Carnival Corporation & plc – U.S. GAAP	25,021	15,638	3,252	2,557	3,574	4,626	49,057
Carnival Corporation – U.S. GAAP (b)	(15,609)	(9,323)	(2,140)	(1,878)	(2,268)	(3,571)	(34,637)
Carnival plc – U.S. GAAP vs IFRS differences (c)	—	(387)	(12)	79	321	—	(825)
Carnival plc – IFRS	$ 9,413	$ 5,928	$ 1,100	$ 758	$ 1,627	$ 1,056	$ 13,594

(a) In 2025, we renamed the North America and Australia segment to the North America segment.

(b) Carnival Corporation consists primarily of cruise brands that do not form part of the Group; however, these brands are included in Carnival Corporation & plc and thus represent reconciling items.

(c) The U.S. GAAP vs IFRS accounting differences substantially all relate to differences in the carrying value of ships and resulting depreciation expense and lease accounting.

Revenue by country, which are based on where our guests are sourced, were as follows:

(in millions)	Years Ended November 30,			
	2025		2024	
Germany	$	3,298	$	3,018
United Kingdom		2,536		2,254
Australia		1,042		1,156
Other (a)		3,142		2,984
	$	10,019	$	9,413

(a) No other individual country's revenue exceeded 10% for the years ended November 30, 2025 and 2024

Substantially all of our long-lived assets consist of our ships and move between geographic areas. Segment information relating to liabilities is not reported to or used by the CODM in order to assess performance and allocate resources to a segment.

NOTE 4 — Other Income and Expense

(in millions)	Years Ended November 30,			
	2025		2024	
Realized and unrealized foreign currency exchange gains (losses), net	$	(352)	$	140
Other		6		1
Other income (expense), net	$	(346)	$	142

The fees payable to our Group's auditor for audit and other services was as follows:

(in millions)	Years Ended November 30,			
	2025		2024	
Fees payable to the company's auditor and their associates for the audit of the company's annual accounts	$	1	$	1
Fees payable to the company's auditor and their associates for other services to the group including the audit of the company's subsidiaries		1		1
Total audit fees	$	3	$	2

Non-audit service fees paid to the auditors relating to other services was $0.1 million in 2025 and 2024.

NOTE 5 — Taxation

(in millions)	Years Ended November 30,			
	2025		2024	
Current taxes	$	(32)	$	(13)
Deferred taxes		38		17
Income tax benefit, net	$	6	$	4

Deferred income taxes are principally related to (1) differences between the book and tax methods of calculating depreciation expense in our Holland America Princess Alaska Tours business and other North America operations and (2) income tax benefit from releasing the valuation allowance against certain deferred income tax assets for US Federal, Alaska and Italian net operating losses.

The Group had deferred tax assets of $488 million at November 30, 2025 ($366 million at November 30, 2024), related to net operating losses, capital losses, and disallowed interest expense. Principally all of these deferred tax assets were unrecognized and the majority do not expire.

Total income tax benefit (expense) is reconciled to income taxes calculated at the UK standard tax rate as follows:

(in millions)	Years Ended November 30,	
	2025	2024
Income before income taxes	$ 1,341	$ 1,491
Notional tax expense at UK standard tax rate (25% in 2025 and 2024)	(335)	(373)
Effect of Italian and UK tonnage tax	376	372
Impact of different tax rates in foreign tax jurisdictions	(16)	7
Other	(19)	(3)
	$ 6	$ 4

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

UK Income Tax

Cunard and P&O Cruises are divisions of Carnival plc and have elected to enter the UK tonnage tax regime under a rolling eight-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on shipping activities calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within the UK tonnage tax regime are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

Italian and German Income Tax

In December 2024, the European Commission formally approved the Italian tonnage tax rules for 10 years. In 2025, AIDA and Costa elected to remain in the Italian tonnage tax regime through 2034. Companies to which the tonnage tax regime applies pay corporation taxes on shipping activities calculated by reference to the net tonnage of qualifying ships.

Our non-shipping activities that do not qualify under the Italian tonnage tax regime remain subject to normal Italian corporation tax.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

U.S. Income Tax

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

We believe that the U.S. sourced transportation income earned by Carnival plc and its subsidiaries qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Other

The Organization for Economic Co-operation and Development ("OECD") issued Model Rules for implementation of a 15% minimum tax for multinational enterprises. Subject to certain requirements, the OECD Model Rules provide an exclusion for international shipping income. Carnival plc and its subsidiaries became subject to these rules beginning in fiscal 2025 and are eligible for the international shipping income exclusion. As a result, the application of these rules did not have a material impact on our consolidated financial statements.

We recognize income tax provisions for uncertain tax positions, based solely on their technical merits, and the most likely outcome to be sustained upon examination by the relevant tax authority. Based on all known

facts and circumstances and current tax law, we have accrued appropriate amounts for our uncertain income tax position liabilities and related accrued interest within our consolidated balance sheets, with the majority relating to the allocation of profits between tonnage tax and non-tonnage tax. All interest expense related to income tax liabilities is included in income tax expense.

In addition to or in place of income taxes, as defined by IAS 12, *Income Taxes*, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes, fees and other charges are included in commissions, transportation and related costs and other operating expenses. We have applied the mandatory temporary exception from the recognition of deferred taxes arising from implementation of the OECD's Pillar Two Model Rules in accordance with IAS 12, *Income Taxes*.

NOTE 6 — Earnings Per Share

	Years Ended November 30,	
(in millions, except per share data)	**2025**	**2024**
Net income for basic and diluted earnings per share	$ 1,347	$ 1,495
Weighted-average shares outstanding	188	187
Dilutive effect of equity awards	1	1
Diluted weighted-average shares outstanding	189	188
Basic earnings per share	$ 7.16	$ 7.97
Diluted earnings per share	$ 7.12	$ 7.93

NOTE 7 — Cash and Cash Equivalents

	November 30,	
(in millions)	**2025**	**2024**
Cash	$ 181	$ 168
Cash equivalents (a)	364	229
	$ 545	$ 397

(a) Comprised of investments in money market funds.

Substantially all material cash balances are held with financial institutions that are investment A grade rated or better.

NOTE 8 — Trade and Other Receivables

	November 30,	
(in millions)	**2025**	**2024**
Trade	$ 242	$ 210
VAT, income taxes and other	79	77
	$ 322	$ 287

The ageing of trade receivables was as follows:

	November 30,	
(in millions)	**2025**	**2024**
Current	$ 217	$ 176
1 to 30 days	6	19
31 days and thereafter	34	30
	258	225
Allowance for expected credit losses	(15)	(16)
	$ 242	$ 210

NOTE 9 — Inventories

(in millions)	November 30, 2025	November 30, 2024
Food, beverages and hotel supplies, net	$ 125	$ 117
Fuel	48	59
Other	63	47
	$ 236	$ 223

Substantially all of the expense related to inventories are included within fuel, food and onboard and related within our Group Statements of Income.

NOTE 10 — Property and Equipment

(in millions)	Ships and ship improvements	Other property and equipment	Total
Cost			
At November 30, 2023	$ 17,392	$ 1,611	$ 19,003
Exchange movements	(497)	(27)	(524)
Additions	918	123	1,041
Disposals	(1,089)	(75)	(1,164)
At November 30, 2024	16,724	1,632	18,355
Exchange movements	1,368	68	1,436
Additions	2,957	138	3,095
Disposals	(1,281)	(150)	(1,431)
At November 30, 2025	$ 19,768	$ 1,687	$ 21,455
Accumulated depreciation			
At November 30, 2023	$ (6,525)	$ (999)	$ (7,523)
Exchange movements	182	12	194
Depreciation	(522)	(88)	(610)
Disposals	370	71	441
Impairment reversals	260	—	260
At November 30, 2024	(6,234)	(1,004)	(7,238)
Exchange movements	(497)	(43)	(540)
Depreciation	(611)	(88)	(699)
Disposals	881	99	980
At November 30, 2025	$ (6,462)	$ (1,035)	$ (7,497)
Net book value			
At November 30, 2024	$ 10,489	$ 628	$ 11,117
At November 30, 2025	$ 13,307	$ 651	$ 13,958

At November 30, 2025, the cost of assets under construction, which are included in the above table, totalled $354 million ($218 million at November 30, 2024).

Capitalized interest amounted to $6 million in 2025 ($9 million in 2024). The interest capitalization rate is based on the weighted-average interest rates applicable to borrowings within the DLC during each period. During 2025, the average capitalization rate was 5.5% (6.2% in 2024).

Ship Sales

During 2025, we completed the sale of one Europe segment ship, which represents a passenger-capacity reduction of 2,700 berths. We will continue to operate the ship under a bareboat charter agreement through September 2026.

Refer to Note 22 — "Related Party Transactions" for details of ship sales to and purchases from Carnival Corporation.

Valuation of Ships

We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. In 2025, we had no impairment charges or reversals. In 2024, as a result of our decision to sunset the P&O Cruises (Australia) brand and sell two ships to Carnival Corporation, we recognized a full impairment reversal of $260 million.

Ship Accounting

As of November 30, 2025, we have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the impact of greenhouse gases and other emissions on the environment. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. Other areas of estimation uncertainty include the determination of ships useful life and residual values as recognition and measurement are based on assumptions subject to longer term uncertainties.

We review estimated useful lives and residual values of our ships for reasonableness at the period end or whenever events or circumstances indicate a revision is warranted. In December 2025, we completed such review considering the period over which we expect to operate our ships and our long-term plans. As a result, we determined our ships' depreciable lives would be extended to 35 years. In connection with the increase in estimated useful life, we reduced our estimated residual value of each ship to be 5% of our original ship cost for LNG powered ships and a range of salvage values under $25 million for all other ships, depending on the class and tonnage of the ship. This revision did not have a material impact on our financial statements and has been applied prospectively beginning December 1, 2025.

The IMO's 2023 Strategy on Reduction of GHG Emissions from Ships ("IMO Strategy") strives to peak GHG emissions from international shipping as soon as possible and to reach net zero GHG emissions on a well-to-wake basis by or around 2050. The IMO Strategy includes checkpoints in 2030 and 2040 that seek reductions in the absolute GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. It also includes a target of a 40% reduction in CO_2 emissions intensity by 2030 compared to 2008. We are pursuing our aspiration of net zero emissions from ship operations by 2050 in line with the IMO's 2023 Strategy on Reduction of GHG Emissions from Ships. Given the estimated useful life for our ships, our most recently delivered vessels' lives will extend beyond this 2050 date. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. We are closely monitoring technology developments which may support our sustainability goals. Our fleet's engines are capable of using certain alternative fuels and we have completed tests on the use of marine biofuel blends on certain ships in our fleet. In addition, and in support of our 2030 Climate Action Goals, we invest in technologies, including the use of LNG powered cruise ships, the installation of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur emissions, the use of shore power, enabling ships to use shoreside electric power where available while in port and various other efficiency related upgrades intended to reduce our emissions. It is uncertain how proposed and possible future regulatory changes, as well as our 2050 net zero emissions aspiration, may impact our ships' useful lives and residual values as the impact is dependent on future regulatory actions and technological advances.

NOTE 11 — Leases

The balance sheet shows the following amounts:

(in millions)	November 30, 2025		November 30, 2024	
Right-of-use assets (a)				
Ships (b)	$	2	$	233
Port facilities		130		144
Real estate		118		105
Other		21		18
	$	271	$	500
Lease liabilities				
Current	$	42	$	131
Non-current		244		408
	$	285	$	539

(a) During 2025 and 2024, we obtained $30 million and $21 million of right-of-use assets in exchange for new and amended lease liabilities.

(b) During 2025, we terminated our leases of three ships with related parties. Refer to Note 22 — "Related Party Transactions" for additional details.

The Statements of Income include the following amounts:

(in millions)	Year Ended November 30, 2025		Year Ended November 30, 2024	
Depreciation charge for right-of-use assets				
Ships	$	58	$	105
Port facilities		24		23
Real estate		15		14
Other		2		2
	$	100	$	145
Interest expense	$	20	$	46
Short-term lease expense (a)	$	83	$	102
Variable lease expense not included in the measurement of lease liabilities	$	65	$	94

(a) Related to ships leased from Carnival Corporation and its subsidiaries

The cash outflow for leases was materially consistent with lease expense recognized during 2025 and 2024. Refer to Note 25 — "Supplemental Cash Flow Information" for additional details.

Refer to Note 24 — "Fair Value Measurements and Derivative Instruments, Hedging Activities and Financial Risks" for Maturities of Lease Liabilities.

NOTE 12 — Investments in Associates

We have a 45% noncontrolling interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to Carnival Corporation & plc in 2025 and 2024. As of November 30, 2025, our investment in White Pass was $64 million, consisting of $32 million in equity and a loan of $32 million. As of November 30, 2024, our investment in White Pass was $58 million, consisting of $26 million in equity and a loan of $32 million.

In addition, the Group holds other immaterial investments in associates for a total carrying value of $53 million and $38 million as of November 30, 2025 and November 30, 2024 for a total investments in associates balance of $116 million and $97 million as of November 30, 2025 and November 30, 2024.

NOTE 13 — Other Assets

(in millions)	November 30,	
	2025	**2024**
Deferred tax assets (a)	$ 62	$ 24
VAT receivables	49	57
Debt issuance costs (b)	48	25
Post-employment benefits	5	9
Other long-term assets and other receivables (a)	112	73
	$ 276	$ 188

(a) 2024 amounts were reclassified to conform to current period presentation.

(b) Debt issuance costs are for undrawn facilities.

NOTE 14 — Debt and Interest Expense

(in millions)	Maturity	Rate (a)	November 30,	
			2025	**2024**
Unsecured Subsidiary Guaranteed				
Notes				
EUR Notes (b)	Jul 2031	4.13%	$ 1,160	$ —
Loans				
EUR floating rate (c)	Apr 2025	EURIBOR + 3.25%	—	211
Export Credit Facilities				
Fixed rate	Dec 2032	2.69%	406	461
EUR floating rate	Dec 2032 – Nov 2034	EURIBOR + 0.55 – 0.65%	1,851	1,897
EUR fixed rate	Feb 2031 – Apr 2036	1.05 – 4.00%	4,284	4,347
Total Unsecured Subsidiary Guaranteed			7,701	6,915
Unsecured (No Subsidiary Guarantee)				
Notes				
EUR Notes	Oct 2029	1.00%	696	633
Loans				
EUR floating rate (c)	Apr 2029	EURIBOR + 1.95%	348	—
Total Unsecured (No Subsidiary Guarantee)			1,044	633
Total Debt			8,745	7,548
Less: unamortized debt issuance costs and discounts			(360)	(355)
Total Debt, net of unamortized debt issuance costs and discounts			8,385	7,194
Less: current portion of long-term debt			(768)	(925)
Long-Term Debt, net of unamortized debt issuance costs and discounts ...			$ 7,617	$ 6,269

(a) The reference rates for all of our floating rate debt have a 0.00% floor.

(b) During 2025, we issued $1.2 billion aggregate principal amount of 4.13% senior unsecured euro notes due 2031.

(c) During 2025, the euro floating rate loan agreement was amended to increase the principal amount by $112 million, extend its maturity from April 2025 to April 2029, amend the loan's margin from 3.25% to 1.95% and remove the subsidiary guarantee.

As of November 30, 2025, the scheduled maturities of our debt are as follows:

(in millions) Year	Principal Payments
2026	$ 768
2027	768
2028	768
2029	1,811
2030	768
Thereafter	3,863
Total	$ 8,745

As of November 30, 2024, the scheduled maturities of our debt are as follows:

(in millions) Year	Principal Payments
2025	$ 925
2026	703
2027	703
2028	703
2029	1,337
Thereafter	3,176
Total	$ 7,548

Refer to Note 25 — "Supplemental Cash Flow Information" for movements in Debt.

Export Credit Facility Borrowings

As of November 30, 2025, we had $2.7 billion of undrawn export credit facilities to fund ship deliveries planned through 2028 ($2.4 billion as of November 30, 2024). As of November 30, 2025, the net book value of the Carnival plc ships subject to negative pledges was $6.6 billion ($4.0 billion as of November 30, 2024).

Revolving Facility

During 2025, Carnival Corporation and Carnival plc entered into a $4.5 billion unsecured multi-currency revolving credit facility ("Revolving Facility"). The Revolving Facility replaced the $1.9 billion, €0.9 billion and £0.1 billion multi-currency revolving credit facility of Carnival Holdings (Bermuda) II Limited, a subsidiary of Carnival Corporation. The Revolving Facility contains an accordion feature, allowing up to $1.0 billion of additional revolving commitments. Carnival Corporation and Carnival plc may borrow or utilize available amounts under its Revolving Facility through its maturity in June 2030, subject to the satisfaction of the conditions in the facility.

Borrowings under the Revolving Facility bear interest at a rate of term SOFR, EURIBOR, or daily compounding SONIA, as applicable, plus a margin based on the credit ratings of Carnival Corporation. In addition, Carnival Corporation and Carnival plc are required to pay certain fees on the aggregate commitments under its Revolving Facility.

As of November 30, 2025, Carnival Corporation and Carnival plc had $4.5 billion available for borrowing under its Revolving Facility.

Collateral Pool

The secured debt of Carnival Corporation & plc is secured on a first-priority basis, depending on the instrument, by certain collateral of Carnival Corporation & plc, which includes vessels and certain assets related to those vessels and material intellectual property. The net book value of Carnival plc's vessels and certain assets related to those vessels which form part of the Carnival Corporation & plc collateral pool is $6.6 billion as of November 30, 2025.

Covenant Compliance

As of November 30, 2025, the most restrictive covenants for Carnival Corporation & plc's Revolving Facility, unsecured loans and export credit facilities include the following:

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) at a ratio of not less than 2.5 to 1.0 for the November 30, 2025 testing date, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards
- Maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit its debt to capital (as defined in the agreements) percentage to a percentage not to exceed 65%
- Maintain minimum liquidity of $1.5 billion
- Limit the amounts of its secured assets as well as secured and other indebtedness

At November 30, 2025, Carnival Corporation & plc was in compliance with the applicable covenants under its debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of its outstanding debt could become due, and its debt could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

NOTE 15 — Ship Commitments

At November 30, 2025, our new ship growth capital commitments are $35 million, $155 million, $86 million, $173 million and $2.9 billion for the years ending November 30, 2026, 2027, 2028, 2029 and thereafter.

NOTE 16 — Accrued Liabilities and Related

	November 30,	
(in millions)	**2025**	**2024**
Compensation and benefits	$ 231	$ 281
Taxes	93	74
Interest	75	69
Port fees	48	56
Emission obligations	68	34
Other	214	207
	$ 730	$ 720

NOTE 17 — Customer Deposits

We had total customer deposits of $2.7 billion and $2.5 billion as of November 30, 2025 and 2024. During 2025 and 2024, we recognized revenues of $2.3 billion and $2.1 billion related to our customer deposits as of November 30, 2024 and 2023. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

NOTE 18 — Other Long-Term Liabilities

	November 30,	
(in millions)	**2025**	**2024**
Customer deposits	$ 200	$ 162
Income tax uncertainty reserve	28	20
Post-employment benefits	24	21
Other long-term liabilities	42	47
	$ 294	$ 249

Refer to Note 5 — "Taxation" for additional details on deferred income taxes.

NOTE 19 — Share Capital and Reserves

(in millions)	Number of Shares	Share Capital
At November 30, 2023	217	$ 361
Ordinary shares issued and fully paid	—	—
At November 30, 2024	217	361
Ordinary shares issued and fully paid	—	—
At November 30, 2025	217	$ 361

There were 28.9 million shares held as treasury stock at November 30, 2025 (29.7 million shares were held as treasury stock at November 30, 2024).

At November 30, 2025 there were 11.3 million ordinary shares at $1.66 each of Carnival plc (11.7 million at November 30, 2024) authorized for future issuance under its employee equity settled incentive and benefit plans.

The Group merger reserve arose from the difference between the book value and the fair value of certain businesses sold to Carnival Corporation during 2004 as part of the DLC corporate restructuring, which was accounted for as a group reconstruction.

Dividends

In December 2025, the Boards of Directors approved the reinstatement of the company's quarterly dividend and declared an initial $0.15 per share dividend with a record date of February 13, 2026 and a payment date of February 27, 2026.

NOTE 20 — Post-Employment Benefits

Employee Benefit Plans

The Group is a contributing employer to three defined benefit pension plans: the P&O Princess Cruises (UK) Pension Scheme ("Company's UK Plan"), the multiemployer Merchant Navy Officers Pension Fund ("MNOPF") and the multiemployer Merchant Navy Ratings Pension Fund ("MNRPF"). The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

- Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
- If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers

We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership and future benefit accrual.

The defined benefit plans are formally valued triennially by external qualified actuaries as required by the applicable UK regulations.

The Company's UK Plan's assets are managed on behalf of the trustee by independent fund managers. The Company's UK Plan is closed to new membership and to future benefit accrual. Based on the most recent triennial valuation of the Company's UK Plan at March 31, 2025, it was determined that this plan was 101% funded.

The MNOPF is a funded defined benefit multiemployer plan in which British officers employed by companies within the Group have participated and continue to participate. The MNOPF is divided into two sections, the "Old Section" and the "New Section", each of which covers a different group of participants.

The Old Section covers predecessor employers' officers employed prior to 1978 and is fully funded. In December 2012, the fund's trustee completed a buy-in of the Old Section liabilities with a third-party insurer,

whereby the insurer will pay the officers' pension liabilities as they become due. Therefore, we have no further obligation to fund this Section.

The New Section is accounted for as a defined benefit plan. Based on the most recent triennial valuation of the New Section at March 31, 2024, it was determined that this plan was 99% funded.

The MNRPF is also a defined benefit multiemployer pension plan available to certain of P&O Cruises (UK)'s shipboard British personnel. Based on the most recent triennial valuation at March 31, 2023, it was determined that this plan was 85% funded and the deficits were to be recovered through funding contributions from participating employers. Our share of the deficit was confirmed as $3 million, which was paid in 2024.

The Group is aware of the UK High Court ruling in June 2023 in the case between Virgin Media Limited and NTL Pension Trustees II Limited which determined that certain historic amendments to defined pension scheme rules were void unless accompanied by actuarial confirmation. Subsequently, the UK government has included provisions in the Pension Schemes Bill to give affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historic benefit changes met the necessary standards. The bill is currently progressing through Parliament. The Group is continuing to review the implications of the ruling and potential legislative changes on the plans. No adjustments have been made to the Group financial statements at November 30, 2025.

The recorded long-term assets (liabilities) on the Balance Sheets for the Company's UK Plan, the Group's share of the MNOPF New Section and the MNRPF and other post-employment benefit liabilities were as follows:

(in millions)	November 30,	
	2025	2024
Employee benefit plans' assets (deficits)	$ 3	$ 9
Other post-employment benefit liabilities	(22)	(21)
	$ (19)	$ (12)

The employee benefit plans' information provided below relates to the Company's UK Plan, the Group's share of the MNOPF New Section and the MNRPF.

The pension liabilities for accounting purposes were calculated by the Group's qualified external actuary. The principal assumptions used were as follows:

	Company's UK Plan (%)		MNOPF New Section (%)		MNRPF (%)	
	2025	2024	2025	2024	2025	2024
Discount rates	5.5	5.2	5.4	5.2	5.4	5.2
Expected rates of salary increases	2.7	2.9	n/a	n/a	n/a	n/a
Pension increases						
Deferment	2.7	2.9	2.7	2.9	2.7	2.9
Payment	2.6	2.8	2.8	3.1	2.8	3.1
Inflation	3.0	3.3	3.0	3.3	3.0	3.3

Assumptions regarding future mortality experience are set based on the Self-Administered Pension Schemes tables for the "base" mortality tables. The weighted-average life expectancy in years of a 65-year old pensioner on the balance sheet dates was as follows:

	November 30,	
	2025	2024
Male	21.1	21.0
Female	23.8	23.7

The weighted-average post-retirement life expectancy in years of a 45-year old future pensioner retiring at age 65 was as follows:

	November 30,	
	2025	2024
Male	22.4	22.3
Female	25.3	25.1

The amounts recognized in the Balance Sheets for these plans were determined as follows:

	November 30,			
(in millions)		2025		2024
Present value of obligations	$	(376)	$	(381)
Fair value of plans' assets		381		395
Net assets (liabilities) before restriction on assets		5		14
Restriction on assets		(2)		(5)
Net assets (liabilities) recognized in the Balance Sheets	$	3	$	9

The amounts recognized in the Statements of Income for these plans were as follows:

	November 30,			
(in millions)		2025		2024
Service cost	$	—	$	—
Interest cost on defined benefit obligation		20		19
Interest income on plans' assets		(20)		(19)
Administrative expenses		4		3
Cost recognized in the Statements of Income	$	4	$	3

We do not expect to make contributions into the Company's UK Plan or the MNRPF Plan during 2026.

The weighted average duration of the defined benefit obligation of all employee benefit plans is 11 years. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years for all employee benefit plans are as follows:

(in millions)		
2026	$	26
2027	$	26
2028	$	27
2029	$	27
2030	$	28
2031 – 2035	$	149

Analysis of the movements in the Balance Sheet assets (liabilities) for these plans was as follows:

	November 30,			
(in millions)		2025		2024
Net assets (liabilities) at December 1,	$	9	$	3
Expenses (see above)		(4)		(3)
Amounts recognized in the Statements of Comprehensive Income		(3)		6
Employer contributions		—		3
Net assets (liabilities) at November 30,	$	3	$	9

The cumulative losses recognized in the Statements of Changes in Shareholders' Equity at November 30, 2025 for these plans were $18 million ($16 million at November 30, 2024).

Changes in the present value of defined benefit obligations for these plans were as follows:

(in millions)	November 30, 2025	November 30, 2024
Present value of obligations at December 1,	$ (381)	$ (382)
Interest cost	(20)	(19)
Benefits paid	28	25
Administrative expenses	(4)	(3)
Gain (loss) due to experience	—	3
Gain (loss) due to changes in financial assumptions	15	1
Gain (loss) due to changes in demographic assumptions	4	1
Gain (loss) due to changes in share	(1)	(7)
Exchange movements	(17)	—
Present value of obligations at November 30,	$ (376)	$ (381)

The defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk, inflation risk and market (investment) risk, including currency risk.

The sensitivity of the plans' liabilities to reasonable changes in certain key assumptions were as follows:

- 0.5% reduction in the discount rate results in an increase of $20 million
- 0.5% increase in inflation rate results in an increase of $10 million
- 1 year increase in life expectancy would result in an increase of $12 million

Changes in the fair value of these plans' assets were as follows:

(in millions)	November 30, 2025	November 30, 2024
Fair value of plans' assets at December 1,	$ 395	$ 388
Interest income on plans' assets	20	19
Return (loss) on plans' assets greater than discount rate	(25)	4
Employer contributions	—	3
Benefits paid	(28)	(25)
Gain (loss) due to a change in share	1	7
Exchange movements	17	(1)
Fair value of plans' assets at November 30,	$ 381	$ 395

The actual gains (losses) on these plans' assets in 2025 were $(5) million ($23 million in 2024).

These plans' assets were comprised as follows:

(in millions, except percentages)	November 30, 2025		November 30, 2024	
Equities	$ 34	9%	$ 33	8%
Corporate bonds	36	9%	36	9%
Liability matching investments	311	82%	326	83%
	$ 381	100%	$ 395	100%
Restriction on assets (a)	(2)		(5)	
	$ 379		$ 390	

(a) These assets are restricted in line with the trustee agreements of the two multiemployer schemes, with any gain not being a claimable benefit to participating employers.

Defined Contribution Plans

The Group has several defined contribution plans available to its employees. During 2025, the Group expensed $16 million ($16 million in 2024) for these plans.

NOTE 21 — Employees and Directors

The average number of our employees, which excludes shipboard employees who are on leave, was as follows:

	Years Ended November 30,	
	2025	2024
Shore employees	7,975	7,748
Shipboard employees (a)	33,386	35,171
	41,361	42,919

(a) During March 2025, we sunset the P&O Cruises (Australia) brand and folded its operations into Carnival Cruise Line.

The aggregate payroll and related expenses included in both cruise operating expenses and selling and administrative expenses were as follows:

	Years Ended November 30,	
(in millions)	2025	2024
Salaries, wages and benefits	$ 1,354	$ 1,316
Social security and payroll taxes	73	80
Post-employment benefits	27	24
Share-based compensation	14	10
	$ 1,469	$ 1,430

Carnival Corporation and Carnival plc operate as if they are a single economic enterprise with a single senior executive management team and identical Boards of Directors ("Key Management"). These individuals have the responsibility and authority for controlling, directing and planning Carnival Corporation and Carnival plc's activities. Except for some share-based compensation and some fees for UK-based services, the majority of Key Management's remuneration was borne by other companies within the DLC and is included in the consolidated financial statements of Carnival Corporation & plc. No recharge is made to the Group and given our structure, it is not possible to make an accurate apportionment in respect of the emoluments directly attributable to the Group. Details of the Group's Directors' remuneration and share-based compensation are disclosed in the Carnival plc Directors' Remuneration Report and any relevant transactions are given in the "Related Person Transactions" section. Additional disclosures of related party transactions are discussed in Note 1 — "General, DLC Arrangement" and Note 22 — "Related Party Transactions." The aggregate compensation for our Key Management includes amounts paid by both Carnival Corporation and Carnival plc and was as follows:

	Years Ended November 30,	
(in millions)	2025	2024
Fees	$ 1	$ 1
Non-equity incentive plan compensation	11	37
Salaries and benefits	5	6
Total short-term employment benefits	17	44
Share-based compensation	21	16
	$ 38	$ 60

Equity Plans

We issue our share-based compensation awards, which at November 30, 2025 included time-based share awards (restricted stock awards and restricted stock units) and performance-based share awards (restricted stock units) (collectively "equity awards") under the Carnival plc stock plan. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plan is administered by a committee of independent directors (the "Committee") that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 2.3 million shares

available for future grant at November 30, 2025. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

The Group granted 1,331,366 equity awards at a weighted-average price of £12.38 in 2025 (1,281,333 equity awards at a weighted-average price of £11.08 in 2024).

NOTE 22 — Related Party Transactions

During 2025, we sold two ships with a total passenger-capacity of 5,240 berths to Carnival Corporation for a total of $375 million. These ships were subsequently leased back to us for the remainder of 2025. During 2024, we sold one ship with a passenger-capacity of 4,240 berths to Carnival Corporation for $699 million. The amounts owed to us from Carnival Corporation and its subsidiaries ("Carnival Corporation group") in connection with these non-cash transactions reduced our payable to Carnival Corporation group.

During 2025, we completed the purchase of three ships with a total passenger-capacity of 14,130 berths from Carnival Corporation group for a total of $2.4 billion. The amounts owed to Carnival Corporation group in connection with these non-cash transactions increased our payable to Carnival Corporation group.

During 2025 and 2024, Holland America Line and Princess Cruises purchased land tours from us totalling $150 million and $149 million. In addition, during 2025 and 2024 we sold an immaterial amount of pre- and post-cruise vacations, shore excursions and transportation services to Carnival Corporation group.

During 2025 and 2024, we had lease-related expenses of $100 million and $205 million, in respect of the ships leased from Carnival Corporation group.

During 2025 and 2024, we had ship charter and management agreements with Princess Cruises and Carnival Cruise Line for ships operating in Australia and Asia. The total charter and management expenses, relating to these agreements were $413 million and $417 million in 2025 and 2024.

Carnival Corporation owned 42.9 million or 19.7% of Carnival plc's ordinary shares at November 30, 2025. Carnival Corporation and its subsidiary, Carnival Investments Limited, owned 42.9 million or 19.7% of Carnival plc's ordinary shares at November 30, 2024. These ordinary shares are non-voting while they are owned by Carnival Corporation and its subsidiary.

Within the DLC arrangement, there are instances where we provide services to Carnival Corporation and also where Carnival Corporation provides services to us. Additional disclosures of related party transactions are discussed in Note 1 — "General, DLC Arrangement."

NOTE 23 — Contingencies

Provisions

The Group's provisions include estimated liabilities for crew, guest and other third-party claims. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

The changes in our provisions were as follows:

(in millions)	Claims Reserves
At November 30, 2024	$ 101
Additional provisions	26
Paid losses	(18)
Reversals	(8)
Exchange movements	6
Changes in the discounted amount	(1)
At November 30, 2025	$ 107

		November 30,	
(in millions)		**2025**	**2024**
Provisions			
Current	$	26	32
Non-current		81	70
	$	107	$ 101

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business. We have insurance coverage for certain of these claims and actions, or any settlement of these claims and actions, and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As of November 30, 2025, two purported class actions brought against us by former guests in the Federal Court in Australia and in Italy remain pending, as previously disclosed. These actions include claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard our ships. On October 24, 2023, the court in the Australian matter held that we were liable for negligence and for breach of consumer protection warranties as it relates to the lead plaintiff. The court ruled that the lead plaintiff was not entitled to any pain and suffering or emotional distress damages on the negligence claim and awarded medical costs. In relation to the consumer protection warranties claim, the court found that distress and disappointment damages amounted to no more than the refund already provided to guests and therefore made no further award. Further proceedings will determine the applicability of this ruling to the remaining class participants. On March 31, 2025, the court in the Italian matter returned a ruling rejecting most of the plaintiffs' claims and awarding a half-price fare reduction for certain passengers. Plaintiffs have appealed the ruling. We continue to take actions to defend against the above claims. We believe the ultimate outcome of these matters will not have a material impact on our consolidated financial statements.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and range from inadvertent events to malicious motivated attacks.

We have historically incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While past incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future attacks, incidents or litigation that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified Carnival Corporation & plc of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

Refer to Note 2 — "Material Accounting Policies" for additional information on contingencies and insurance.

Financial Guarantee Contracts

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. As of November 30, 2025 or 2024 the cross guarantees within the DLC arrangement are not expected to result in any credit loss.

NOTE 24 — Fair Value Measurements and Derivative Instruments, Hedging Activities and Financial Risks

Classes and Categories of Financial Instruments

The Group has the following classes of financial assets: cash and cash equivalents, trade receivables, amount owed from Carnival Corporation group and other long-term receivables. The Group has the following classes of financial liabilities: debt, lease liabilities, amount owed to Carnival Corporation group, trade payables and accruals. For the carrying amounts, refer to respective notes.

Substantially all financial assets and liabilities are carried at amortized cost, except for investments in money market funds which are presented at fair value. The fair values of our financial assets and financial liabilities approximate their book values with exception of debt as described below.

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgement.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Considerable judgement may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

All of the financial assets and liabilities measured at fair value are classified as level 2 using the fair value hierarchy, except for money market funds, which are classified as level 1.

Financial Instruments that are not Measured at Fair Value

(in millions)	November 30, 2025 Carrying Value	November 30, 2025 Fair Value	November 30, 2024 Carrying Value	November 30, 2024 Fair Value
Liabilities				
Fixed rate debt (a)	$ 6,546	$ 6,215	$ 5,440	$ 4,984
Floating rate debt (a)	2,199	2,173	2,108	2,029
Total	8,745	8,388	7,548	7,013
Less: unamortized debt issuance costs and discounts	(360)		(355)	
Total Debt, net of unamortized debt issuance costs and discounts	$ 8,385		$ 7,194	

(a) The debt amounts above are categorized as Level 2. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Risks

Carnival Corporation & plc manages its financial risks on a consolidated basis. The Group's activities expose it to a variety of financial risks such as fuel price risks, foreign currency exchange rate risk, interest rate risk, credit risk and liquidity risk.

The annual financial statements should be read in conjunction with the DLC Financial Statements, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements.

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through fleet optimization, energy efficiency, itinerary efficiency, new technologies and alternative fuels.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments, when used, generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our consolidated financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We have euro-denominated debt which provides an economic offset for our operations with euro functional currency. In addition, we have in the past and may in the future utilize derivative financial instruments, such as cross currency swaps, to manage our exposure to investment currency risks.

The exchange rates for each of our major currencies were as follows:

	November 30, 2025	2025 average exchange rate	November 30, 2024	2024 average exchange rate
USD to 1:				
AUD	$ 0.65	$ 0.64	$ 0.65	$ 0.66
CAD	$ 0.72	$ 0.71	$ 0.71	$ 0.73
EUR	$ 1.16	$ 1.12	$ 1.06	$ 1.09
GBP	$ 1.32	$ 1.31	$ 1.27	$ 1.28

If the November 30, 2024 currency exchange rates had been used to translate our November 30, 2025 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2025 U.S. dollar exchange rates), our total assets would have been lower by $1.1 billion and our total liabilities would have been lower by $0.9 billion.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' functional currency will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships. We have in the past and may in the future utilize derivative financial instruments, such as foreign currency derivatives, to manage our exposure to newbuild currency risks. Our decisions to hedge non-functional currency ship commitments for our cruise brands are made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps, refinancing of existing debt and the issuance of new debt. The composition of our debt, after the effect of interest rate swaps, was as follows:

	November 30,	
	2025	**2024**
Fixed rate	5%	6%
EUR fixed rate	70%	66%
EUR floating rate	25%	28%

The interest rate profiles and maturities of financial assets at November 30, 2025 solely relate to cash and cash equivalents of $545 million in the year 2026. The interest rate profiles and maturities of financial assets at November 30, 2024 solely relate to cash and cash equivalents of $397 million in the year 2025.

Refer to Note 14 — "Debt and Interest Expense" for debt interest rate profiles and maturities at November 30, 2025 and November 30, 2024.

We have fixed and floating rate debt and, at times, use interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. Based upon a 100 basis point change in the market interest rates, our annual interest expense on floating rate debt, will change by approximately $22 million.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash and cash equivalents, investments, notes receivables, reserve funds related to customer deposits (when required), future financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies

- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimise risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards

We also monitor the creditworthiness of travel agencies, tour operators and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in certain European countries where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales and have not experienced significant credit losses.

Capital Management

Carnival Corporation and Carnival plc operate a DLC arrangement. The two companies operate as a single economic enterprise. Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Accordingly, capital is managed at the Carnival Corporation & plc level. Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

The net debt to capital percentage of the Carnival plc Group was calculated as follows:

(in millions)	November 30, 2025	November 30, 2024
Total debt	$ 8,385	$ 7,194
Cash and cash equivalents	(545)	(397)
Net debt	7,840	6,797
Shareholders' equity	3,770	2,004
Total capital	$ 11,610	$ 8,800
Net debt to capital percentage	68%	77%

Liquidity Risks

Typically, Carnival Corporation & plc debt financing agreements allow for either Carnival Corporation or Carnival plc to draw under the facilities, with the non-borrowing entity as guarantor. Carnival Corporation & plc had $6.4 billion of liquidity and has an additional $7.8 billion of undrawn export credit facilities to fund ship deliveries planned through 2033.

The unfunded export credit facilities are subject to the same covenants as disclosed in Note 14 — "Debt and Interest Expense."

The summary of the maturity profiles of the financial liabilities at November 30, 2025 and 2024 were as follows:

(in millions)	2026	2027	2028	2029	2030	Thereafter	Total
November 30, 2025							
Debt including future interest (a) . . .	$ 981	$ 964	$ 951	$ 1,970	$ 897	$ 4,072	$ 9,834
Trade payables, accrued liabilities and related	887	—	—	—	—	—	887
Lease liabilities	54	57	55	49	25	104	344
Provisions and other long-term liabilities	—	64	28	21	17	39	169
At November 30, 2025	$ 1,922	$ 1,085	$ 1,034	$ 2,040	$ 939	4,215	$ 11,234

(in millions)	2025	2026	2027	2028	2029	Thereafter	Total
November 30, 2024							
Debt including future interest (a) . . .	$ 1,100	$ 840	$ 823	$ 809	$ 1,428	$ 3,383	$ 8,383
Trade payables, accrued liabilities and related	808	—	—	—	—	—	808
Lease liabilities	167	127	126	86	37	114	658
Provisions and other long-term liabilities	—	35	29	31	24	36	154
At November 30, 2024	$ 2,076	$ 1,002	$ 978	$ 926	$ 1,489	3,533	$ 10,004

(a) Refer to Note 14 — "Debt and Interest Expense."

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise and are therefore not included in the above table. Refer to Note 1 — "General, DLC Arrangement" for additional information.

NOTE 25 — Supplemental Cash Flow Information

Reconciliation of Liabilities Arising from Financing Activities

(in millions)	November 30, 2024	Financing Cash Flows Receipts/ (Payments)	Exchange Movements	Other Movements	November 30, 2025
Debt (a)	$ 7,548	$ 530 (b)	$ 666	$ —	$ 8,745
Amount owed to Carnival Corporation group	$ —	$ (1,935)	$ 74	$ 1,861 (c)	$ —
Lease liabilities	$ 539	$ (115)	$ 10	$ (149)(d)	285

(a) Refer to Note 14 — "Debt and Interest Expense."

(b) Issuances and repayments of long-term debt.

(c) Includes non-cash settlements for ship sales and ship purchases to Carnival Corporation group

(d) Includes additions, terminations and remeasurements of lease liabilities.

(in millions)	November 30, 2023	Financing Cash Flows Receipts/ (Payments)	Exchange Movements	Other Movements	November 30, 2024
Debt (a)	$ 7,396	431 (b) $ (279)		$ —	$ 7,548
Amount owed to Carnival Corporation group	$ 2,659	$ (1,908)	$ (52)	$ (699)(c)	$ —
Lease liabilities	$ 652	$ (136)	$ (3)	$ 25 (d)	$ 539

(a) Refer to Note 14 — "Debt and Interest Expense."

(b) Issuances and repayments of long-term debt.

(c) Includes non-cash settlement for ship sale to Carnival Corporation.

(d) Includes additions, terminations and remeasurements of lease liabilities.

Non-cash purchases of property and equipment included in accrued liabilities and other was $143 million in 2025.

In 2025, emission allowances and obligations of $36 million were surrendered and derecognized based on the first-in, first out method, and were non-cash activities.

CARNIVAL PLC
PARENT COMPANY BALANCE SHEETS
(in millions)

	Notes	November 30, 2025	November 30, 2024
ASSETS			
Current Assets			
Cash and cash equivalents	2	$ 382	$ 228
Trade and other receivables, net	3	104	92
Inventories		71	82
Prepaid expenses and related		150	157
Receivable from subsidiaries		419	1,122
Amount owed from Carnival Corporation group		408	405
Total current assets		1,535	2,085
Non-Current Assets			
Property and equipment, net	4	5,461	3,258
Right-of-use assets	5	185	429
Investments in associates		64	58
Emission allowances		34	24
Other assets	6	100	73
Loans owed from subsidiaries		66	71
Investments in subsidiaries	7	5,236	5,797
Total non-current assets		11,146	9,710
		$ 12,681	$ 11,796
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Current portion of long-term debt		$ 768	$ 925
Current portion of lease liabilities	5	27	120
Accounts payable		164	168
Accrued liabilities and related	8	256	325
Customer deposits		1,413	1,428
Total current liabilities		2,629	2,967
Non-Current Liabilities			
Long-term debt		7,617	6,269
Long-term lease liabilities	5	177	353
Provisions		46	34
Other long-term liabilities	10	144	122
Total non-current liabilities		7,985	6,779
Shareholders' Equity			
Share capital	11	361	361
Share premium		1,143	1,143
Retained earnings		2,197	2,097
Other reserves		(1,634)	(1,551)
Total shareholders' equity		2,067	2,050
		$ 12,681	$ 11,796

Net income for the Carnival plc Parent Company was $147 million in 2025 and $477 million in 2024.

The accompanying notes are an integral part of the Carnival plc Parent Company financial statements.

The Carnival plc Parent Company financial statements (registered number 04039524) were authorized for issue by the Boards of Directors on January 23, 2026 and signed on their behalf by

Micky Arison
Chair of the Boards of Directors
January 27, 2026

Josh Weinstein
Chief Executive Officer and Director
January 27, 2026

CARNIVAL PLC
PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

	Share capital	Share premium	Retained earnings	Reserves: Translation reserve	Reserves: Cash flow hedges	Reserves: Treasury shares	Reserves: Other reserves	Reserves: Merger reserve	Reserves: Total	Total shareholders' equity
At November 30, 2023	$ 361	$ 1,143	$ 1,661	$ (279)	$ 21	$ (1,694)	$ 128	$ 36	$ (1,788)	$ 1,376
Comprehensive income (loss)										
Net income	—	—	477	—	—	—	—	—	—	477
Foreign currency translation	—	—	—	182	—	—	—	—	182	182
Remeasurements of post-employment benefit obligations	—	—	6	—	—	—	—	—	—	6
Total comprehensive income	—	—	483	182	—	—	—	—	182	665
Issuance of treasury shares for vested share-based awards	—	—	(47)	—	—	47	—	—	47	—
Other, net	—	—	—	—	—	—	9	—	9	9
At November 30, 2024	361	1,143	2,097	(98)	21	(1,647)	137	36	(1,551)	2,050
Comprehensive income (loss)										
Net income (loss)	—	—	147	—	—	—	—	—	—	147
Foreign currency translation	—	—	—	(140)	—	—	—	—	(140)	(140)
Remeasurements of post-employment benefit obligations	—	—	(3)	—	—	—	—	—	—	(3)
Total comprehensive income (loss)	—	—	144	(140)	—	—	—	—	(141)	3
Issuance of treasury shares for vested share-based awards	—	—	(44)	—	—	44	—	—	44	—
Other, net	—	—	—	—	—	—	14	—	14	14
At November 30, 2025	$ 361	$ 1,143	$ 2,197	$ (238)	$ 20	$ (1,603)	$ 151	$ 36	$ (1,634)	$ 2,067

The accompanying notes are an integral part of the Parent Company financial statements.

Carnival plc Financial Statements

CARNIVAL PLC
NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

NOTE 1 — Material Accounting Policies

Basis of Preparation

Carnival plc was incorporated in England and Wales in 2000 and is domiciled in the UK with its headquarters located at Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST, UK (registration number 04039524). The Parent Company is a public limited company which is listed on the London Stock Exchange. In addition, the Parent Company's shares are traded on the New York Stock Exchange in the form of American Depository Shares (ADSs). The Parent Company's financial statements are presented in U.S. dollars unless otherwise noted. They are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities (including derivative instruments) that are stated at fair value.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework ("FRS 101"). In preparing these financial statements, the Parent Company applies the recognition, measurement and disclosure requirements of international accounting standards in conformity with the requirements of the Companies Act 2006 ("UK-adopted IFRSs"), but makes amendments where necessary in order to comply with Companies Act 2006 and has set out below where FRS 101 disclosure exemptions have been taken.

Under section 408 of the Companies Act 2006 the Parent Company is exempt from the requirement to present its own profit and loss account. The Parent Company is included in the consolidated Group financial statements of Carnival plc. In accordance with FRS 101, the following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements:

- Cash Flow Statement and related notes
- Certain disclosures regarding leases
- Comparative period reconciliations for share capital, property and equipment and intangible assets
- Disclosures in respect of transactions with wholly owned subsidiaries
- Disclosures in respect of capital management
- The effects of new but not yet effective IFRSs
- Disclosures in respect of the compensation of Key Management Personnel

As the consolidated Group financial statements include the equivalent disclosures, the Parent Company has also taken the exemptions available under FRS 101 in respect of the following disclosures:

- IFRS 2 *Share Based Payments* in respect of group settled share-based payments
- Certain disclosures required by IFRS 13 *Fair Value Measurement*, and the disclosures required by IFRS 7 *Financial Instrument Disclosures*

Unless otherwise stated, the accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition that are readily convertible to known amounts of cash, which are stated at cost and present insignificant risk of changes in value. Investments in money market funds are measured at fair value through profit or loss. Cash equivalents, including investments in money market funds, are held to meet short-term cash commitments.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue which are included within trade and other receivables. We also have receivables from subsidiaries. These receivables represent contractual cash flows, and are measured at amortized cost and are less of allowances for expected credit losses. We apply the simplified approach and record lifetime expected credit losses for trade receivables. We have agreements with a number of credit card processors that transact customer deposits related to our cruise

vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash.

Transactions with Carnival Corporation

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise.

Loans Owed from Subsidiaries

Loans owed from subsidiaries are measured at amortized cost, net and are less allowances for expected credit losses. We apply the general approach and record 12-month expected credit losses, which are not material, because there was no significant increase in credit risk since initial recognition.

Property and Equipment

The Parent Company's property and equipment accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Leases

The Parent Company's lease accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Debt and Debt Issuance Costs

The Parent Company's debt and debt issuance costs accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Investments in Subsidiaries

Investments in subsidiaries are stated at cost, less any provision for impairment. Judgement is required in assessing whether the Parent Company's investment carrying values are impaired. We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. In determining the recoverable amount of investments in subsidiaries, we first consider if the investment balance exceeds the net asset value of the subsidiary and if it does, we determine the recoverable amount by assessing the higher of the fair value less cost to sell of the investment and its value in use. We perform a fair value assessment of the subsidiary using discounted cash flows and applying a terminal growth rate.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. Interest in the net assets of such investments is included in investments in associates in the Balance Sheets.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realisable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Emission Allowances

The Parent Company's emission allowances accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Foreign Currency Translation and Transactions

The Parent Company's financial statements are presented in U.S. dollars. The Parent Company is comprised of a number of foreign operations which utilize the U.S. dollar, Euro, Sterling or the Australian dollar as

their functional currencies. Each foreign operation determines its functional currency by reference to its primary economic environment. The Parent Company translates the assets and liabilities of its foreign operations that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign operations are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included in the translation reserve, which is a separate component of other reserves within shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in the Parent Company's financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

The Parent Company executes transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense. The unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and are not expected to be repaid in the foreseeable future are recorded in translation reserves.

Contingencies

The Parent Company's contingencies accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. As of November 30, 2025 or 2024 the cross guarantees within the DLC arrangement are not expected to result in any credit loss.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the commencement of the voyage. We also offer our guests the advance purchase of onboard and other services. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Balance Sheets. These amounts include refundable deposits.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and related and subsequently recognize these amounts as commissions, transportation and related at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $61 million and $58 million as of November 30, 2025 and 2024.

Accounting Estimates and Judgements

The preparation of these financial statements requires management to make judgements and estimates that affect the application of policies and reported and disclosed amounts in these financial statements. These judgments and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Key judgements and estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Refer to Note 2 — "Material Accounting Policies" in the Carnival plc Group financial statements for additional information on accounting estimates and judgements for the year ended 2025.

NOTE 2 — Cash and Cash Equivalents

(in millions)	November 30, 2025		November 30, 2024	
Cash	$	55	$	42
Cash equivalents (a)		327		186
	$	382	$	228

(a) Comprised of investments in money market funds.

Substantially all material cash balances are held with financial institutions that are investment A grade rated or better. Refer to Note 1 — "General" in the Carnival plc Group financial statements for additional information regarding the cross guarantees within the DLC arrangement.

NOTE 3 — Trade and Other Receivables

(in millions)	November 30, 2025		November 30, 2024	
Trade	$	87	$	69
VAT, income taxes and other		17		22
	$	104	$	92

NOTE 4 — Property and Equipment

(in millions)	Ships and ship improvements		Other property and equipment		Total	
Cost						
At November 30, 2024	$	5,069	$	234	$	5,303
Exchange movements		224		11		235
Additions		2,661		50		2,712
Disposals		(590)		(49)		(638)
At November 30, 2025	$	7,364	$	247	$	7,611
Accumulated depreciation						
At November 30, 2024	$	(1,897)	$	(148)	$	(2,045)
Exchange movements		(73)		(8)		(81)
Depreciation		(259)		(25)		(284)
Disposals		234		27		260
At November 30, 2025	$	(1,995)	$	(155)	$	(2,150)
Net book value						
At November 30, 2024	$	3,172	$	86	$	3,258
At November 30, 2025	$	5,369	$	92	$	5,461

Refer to Note 10 — "Property and Equipment" in the Carnival plc Group financial statements for ship sales and ship purchases during the year.

NOTE 5 — Leases

The balance sheet shows the following amounts:

(in millions)	November 30, 2025		November 30, 2024	
Right-of-use assets (a)				
Ships (b)	$	—	$	233
Port facilities		119		131
Real estate		57		55
Other		10		10
	$	185	$	429
Lease liabilities				
Current	$	27	$	120
Non-current		177		353
	$	204	$	473

(a) During 2025 and 2024, we obtained $10 million and $6 million of right-of-use assets in exchange for new and amended lease liabilities.

(b) During 2025, we terminated our leases of three ships with related parties. Refer to Note 22 — "Related Party Transactions" in the Carnival plc Group financial statements for additional details.

The Statements of Income include the following amounts:

(in millions)	Year Ended November 30, 2025		Year Ended November 30, 2024	
Short-term lease expense (a)	$	83	$	102
Variable lease expense not included in the measurement of lease liabilities	$	44	$	75

(a) Related to ships leased from Carnival Corporation and its subsidiaries

As of November 30, 2025, maturities of lease liabilities (contractual undiscounted cash flows) were as follows:

(in millions)		
2026	$	36
2027		38
2028		38
2029		38
2030		21
Thereafter		79
Total lease payments	$	250

As of November 30, 2024, maturities of lease liabilities (contractual undiscounted cash flows) were as follows:

(in millions)		
2025	$	155
2026		113
2027		113
2028		74
2029		33
Thereafter		95
Total lease payments	$	582

NOTE 6 — Other Assets

(in millions)	November 30,	
	2025	**2024**
Debt issuance costs (a)	$ 48	$ 25
Post-employment benefits (b)	5	9
Other long-term assets and other receivables	46	40
	$ 100	$ 73

(a) Debt issuance costs are for undrawn facilities.

(b) All assets and obligations of Carnival plc Group's pension plans are held by the Parent Company. As a result, the balances for Group and Parent Company are the same. Refer to Note 20 — "Post-Employment Benefits" in the Carnival plc Group financial statements for additional information on the UK post-employment plans and the principal risks and assumptions applicable.

NOTE 7 — Investments in Subsidiaries

(in millions)	November 30,	
	2025	**2024**
At December 1	$ 5,797	$ 7,217
Additions	321	5
Impairments	—	(23)
Returns of investments	(882)	(1,401)
At November 30	$ 5,236	$ 5,797

At November 30, 2025 and 2024, the Parent Company's principal operating subsidiary was Costa Crociere S.p.A. ("Costa Crociere"), which owns and operates the Costa and AIDA cruise brands. During 2025, the Parent Company recorded $641 million as return of investment from Costa Crociere and $241 million as return of investment substantially all from P&O Princess American Holdings ($1.4 billion as return of investment from Costa Crociere and $48 million as return of investment from another subsidiary during 2024).

The Parent Company's direct and indirect undertakings, whose ownership interest is through ordinary shares, including the UK subsidiaries exempt from the requirement to prepare individual audited accounts at November 30, 2025 were as follows:

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
United Kingdom			
Carnival (UK) Limited (a)	100%	03141044	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
Carnival Port Holdings Limited (a)	100%	11523367	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Carnival Technical Services (UK) Limited (a)	100%	10613960	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
P&O Princess American Holdings (a)	100%	01453164	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
P&O Princess Cruises International Limited (a)	100%	03902746	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
SeaVacations Limited (a)	100%	03681272	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
SeaVacations UK Limited (a) (b)	100%	03633566	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Argentina			
Costa Cruceros S.A. (b)	99.9%		Avenida Corrientes, 327, Piso 10º, Buenos Aires
Bermuda			
Fleet Maritime Services (Bermuda) Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Fleet Maritime Services Holdings (Bermuda) Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Fleet Maritime Services International Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Brazil			
Costa Cruzeiros Agencia Maritima e Turismo Ltda. (b)	99.9%		Av. Paulista, 460, 9º – 10º andar, Bela Vista, São Paulo, SP 01310.100
Ibero Cruzeiros Ltda. (b)	99.9%		Av. Paulista, 460, 9º – 10º andar, Bela Vista, São Paulo, SP 01310.100
Canada			
Westmark Hotels of Canada, Ltd. (b)	100%		2900-550 Burrard Street, Vancouver, British Columbia, V6C0A3

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
China			
Carnival Corporation Hong Kong Limited	100%		Unit 1207, The Gateway Tower 1, Harbour City, Kowloon, Hong Kong
Costa Cruises Shipping Services (Shanghai) Company Limited (b)	99.9%		Room 2205-2C, 22nd Floor, No. 9, Lane 803, Shuangcheng Road, Baoshan District, Shanghai
Costa Cruises Travel Agency (Shanghai) Co., Ltd. (b)	99.9%		Room 712, Floor 7, No 710 Siping Road, Hongkou District, Shanghai
Global Shipping Service (Shanghai) Co., Ltd.	100%		Room 3601L, No. 9, Lane 360 Feihong Road, Hongkou District, Shanghai
Curacao			
Cruise Ships Catering & Services International N.V. (b)	99.9%		Kaya Flamboyan 9, Willemstad
Milestone N.V. (b)	99.9%		Kaya Flamboyan 9, Willemstad
Prestige Cruises N.V. (b)	99.9%		Kaya Flamboyan 9, Willemstad
Spanish Cruise Services N.V. (b)	99.9%		Kaya Flamboyan 9, Willemstad
Finland			
Carnival Technical Services Finland Limited (b)	100%		Vattuniemenranta 2, 00210 Helsinki, FI-00210
France			
Chantier Naval de Marseille SAS (b)	33.3%		Aire de Mourepiane Entrée Porte 4, 13344 Marseille Cedex 15
Marseille Provence Cruise Terminal SAS (b)	50.0%		Mole Léon Gourret Terminal Croisière, 13316 Marseille Cedex 15
French Polynesia			
F.P.M. SAS (b)	100%		C/O Mamao Bureaux, 121 Avenue Georges Clemenceau, BP 43503 Fare Tony, Papeete
Germany			
AIDA Kundencenter GmbH (b)	99.9%		Am Strande 4, 18055 Rostock
Carnival Maritime GmbH (b)	99.9%		Großer Grasbrook 9, 20457 Hamburg
Carnival Technical Services GmbH (b)	100%		Am Strande 3d, 18055 Rostock
HSE Hamburg School of Entertainment GmbH (b)	99.9%		Simon-von-Utrecht-Straße 1, 20359 Hamburg
India			
Carnival Support Services India Private Limited (b)	100%		Kohinoor City, Tower 2, Floor 5, Kirol Road, Off. LBS. Marg, Kurla West, Mumbai — 400070

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Italy			
APVS S.r.L. (b)	12.2%		Via delle Industrie 19/D, 30175 Venezia
Costa Crociere S.p.A.	99.9%		Piazza Piccapietra, 48, 16121 Genova
Costamed Ship Services S.r.L. (b)	50.0%		Calata delle Vele, Darsena Nuova, Palacrociere, 17100 Savona
Ecospray Technologies S.r.L. (b)	31.9%		Via Ricotti, 5, 27058, Voghera, Pavia
Finpax S.r.L. (b)	21.5%		Ses San Marco 2568, 30124 Venezia
Italy Cruise Investment S.r.L. (b)	99.9%		Piazza Piccapietra, 48, 16121 Genova
Navitrans S.R.L.	100%		Via Alcide de Gaspari 45, 80311 Napoli
Piccapietra Finance S.r.l.	100%		Piazza Piccapietra, 48, 16121 Genova
Roma Cruise Terminal S.r.L. (b)	33.3%		Via Darsena Romana, 11, 00053 Civitavecchia, Roma
Spezia & Carrara Terminal S.R.L. (b)	33.0%		Largo Michele Fiorillo 19124 La Spezia
Stazioni Marittime S.p.A. (b)	13.3%		Ponte Dei Mille 1, 16123 Genova
Terminal Napoli S.p.A. (b)	22.5%		Stazione Marittima Molo Angioino, 80133 Napoli
Trieste Adriatic Maritime Initiatives S.r.L. (b)	43.4%		Punto Franco Vecchio Molo IV, 34135, Trieste
Trieste Terminal Passeggeri S.p.A. (b)	26.0%		Punto Franco Vecchio Molo IV, 34135, Trieste
Venezia Investimenti S.r.L (b)	25.0%		Via Fieschi, 8/11, 16121 Genova
Venezia Terminal Passeggeri S.p.A. (b)	11.3%		Marittima Fabbricato 248, 30135 Venezia
Welcome Travel Group S.p.A. (b)	50.0%		Via Ernesto Lugaro 15, 10126 Torino
West Sicily Gate S.r.L. (b)	50.0%		Molo Vittorio Veneto — Porto di Palermo
Japan			
Carnival Corporation Ports Group Japan KK (b)	99.9%		Daiwa Ginza Bldg., 6F., 6-2-1 Ginza Chuo-Ku, Tokyo 104-0061
Carnival Japan, Inc.	100%		Daiwa Ginza Bldg., 6F., 6-2-1 Ginza Chuo-Ku, Tokyo 104-0061
Mexico			
Cozumel Cruise Terminal S.A. de C.V.	100%		Carretera a Chankannab Km 4.5 Interior Puerta Maya Cozumel, Quintana Roo
Cruise Terminal Services S.A. de C.V. (b)	100%		Carretera a Chankannab Km 4.5 Interior Puerta Maya Cozumel, Quintana Roo

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
International Cruise Services, S.A. de C.V.	100%		c/o RVA Abogados, S.C., Rio Duero 31, Col. Cuauhtemoc, Del. Cuauhtemoc, Mexico City 06500
International Maritime Recruitment Agency, S.A. de C.V.	100%		c/o RVA Abogados, S.C., Rio Duero 31, Col. Cuauhtemoc, Del. Cuauhtemoc, Mexico City 06500
Netherlands			
Costa International B.V. (b)	99.9%		La Guardiaweg 58, 1043 DJ Amsterdam
CSMART Real Estate B.V. (b)	99.9%		Zeeduinweg 9, 1361BG Almere
CSMART Real Estate C.V.	100%		Zeeduinweg 9, 1361BG Almere
Philippines			
Cruise Administration Services, Inc.	100%		26th Floor, The Podium West Tower, 12 ADB Avenue, Ortigas Center, Mandaluyong City 1554, Metro Manila
Open Sea Crewing Agency, Inc. (b)	25.0%		8th Floor Unit D, E & F, Triumph Building, 1618 Quezon Avenue, Quezon City, Metro Manila
Portugal			
Grand Cruise Shipping Unipessoal LdA	100%		Rua Dr. Brito Câmara nº20, 1º — 9000-039 Funchal, Madeira
Republic of Korea			
Carnival Corporation Korea Ltd.	100%		#301-05, 23 Jongno, 12-gil, Jongno-gu, Seoul 03190
Spain			
Barcelona Cruise Terminal SLU (b)	100%		Vial Moll Adossat, 122 Terminal D&E. Port de Barcelona 08039 Barcelona
Costa Cruises Customer Center S.L.U. (b)	99.9%		Torre Mapfre, Carrer de la Marina, 16-18, Barcelona
Holding Division Iberocruceros SLU (b)	100%		Calle Pedro Teixeira, 8 Planta 5 28020 Madrid
Iberocruceros SLU (b)	100%		Calle Pedro Teixeira, 8 Planta 5 28020 Madrid
Santa Cruz Terminal, S.L. (b)	100%		Muelle de Ribera de la Dársena de Anaga del Puerto de Santa Cruz de Tenerife — 38001 Santa Cruz de Tenerife
Switzerland			
Air-Sea Holiday GmbH (b)	99.9%		Dornacherplatz 7, 4500 Solothurn
Costa Kreuzfahrten GmbH (b)	99.9%		Fraumünsterstrasse 29, 8001 Zurich
United Arab Emirates			
Shamal Venture Cruise Terminal LLC (b)	49.0%		303 Emaar Square Building Bur Dubai Burj Khalifa, Dubai

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
United States			
1972 Productions, Inc. (b)	100%		1200 South Pine Island Road Plantation, Florida 33324
A.J. Juneau Dock, LLC (b)	50.0%		1429 Tongass Avenue, Ketchikan, Alaska 99901
Alaska Hotel Properties LLC (b)	100%		1209 Orange Street, Wilmington, Delaware 19801
CC U.S. Ventures, Inc. (b)	100%		1209 Orange Street, Wilmington, Delaware 19801
Costa Cruise Lines Inc. (b)	99.9%		3655 N.W. 87th Avenue, MSC3S001, Miami, Florida 33178
Ecospray Technologies, LLC (b)	31.9%		2025 NW 102 Avenue, Suite 107, Miami, Florida 33172
Gibs, Inc. (b)	100%		1209 Orange Street, Wilmington, Delaware 19801
Global Experience Innovators, Inc. (b)	100%		3655 N.W. 87th Avenue, Miami, Florida 33178
Global Fine Arts, Inc. (b)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Holland America Line Inc. (b)	100%		450 Third Avenue West, Seattle, Washington 98119
Holland America Line — USA Inc. (b)	100%		450 Third Avenue West, Seattle, Washington 98119
Ketchikan Dock Company, LLC (b)	30.0%		55 Schoenbar Ct, Suite 201, Ketchikan, Alaska 99901
Klondike Holdings, LLC	45.0%		251 Little Falls Drive, Wilmington, Delaware 19808
P&O Properties (California), Inc. (b)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Princess Cruises and Tours, Inc.	100%		1201 North Market Street, 18th Floor, Wilmington, Delaware 19081
Princess U.S. Holdings, Inc. (b)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Royal Hyway Tours, Inc. (b)	100%		CT Corporation System, 8585 Old Dairy Road, Ste 208, Juneau, Alaska 99801
Skagway Port & Rail, Inc. (b)	45.0%		601 Union Street #3920, Seattle, Washington 98101
Tour Alaska, LLC (b)	100%		1209 Orange Street, Wilmington, Delaware 19801
Westmark Hotels, Inc. (b)	100%		CT Corporation System, 8585 Old Dairy Road, Ste 208, Juneau, Alaska 99801

(a) Exempt from audit of individual accounts by virtue of Section 479A of the Companies Act 2006.

(b) Not directly owned by Carnival plc.

In order to obtain the above exemptions, the Parent Company will guarantee the outstanding liabilities to which each of the above companies is subject at November 30, 2025.

NOTE 8 — Accrued Liabilities and Related

(in millions)	November 30, 2025	November 30, 2024
Compensation and benefits	$ 56	$ 94
Interest	75	68
Port fees	13	26
Emission obligations	24	12
Other	88	126
	$ 256	$ 325

NOTE 9 — Customer Deposits

We had total customer deposits of $1.5 billion as of November 30, 2025 and November 30, 2024. During 2025 and 2024, we recognized revenues of $1.3 billion and $1.2 billion related to our customer deposits as of November 30, 2024 and 2023. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

NOTE 10 — Other Long-Term Liabilities

(in millions)	November 30, 2025	November 30, 2024
Customer deposits	$ 123	$ 110
Post-employment benefits	10	8
Other long-term liabilities	10	5
	$ 144	$ 122

NOTE 11 — Share Capital and Reserves

(in millions)	Number of Shares	Share Capital
At November 30, 2024	217	$ 361
Ordinary shares issued and fully paid	—	—
At November 30, 2025	217	$ 361

There were 28.9 million shares held as treasury stock at November 30, 2025 (29.7 million shares were held as treasury stock at November 30, 2024).

At November 30, 2025 there were 11.3 million ordinary shares at $1.66 each of Carnival plc (11.7 million at November 30, 2024) authorized for future issuance under its employee equity settled incentive and benefit plans.

At November 30, 2025 and 2024, the Parent Company's share capital also includes:

- Two allotted and issued subscriber shares of £1 each that carry no voting rights and no right to receive any dividends or any amount paid on return of capital
- One special voting share of £1 issued in connection with the DLC transaction to enable Carnival Corporation's shareholders to vote as a group on Parent Company shareholder matters. The special voting share is held by the trustee of the P&O Princess Special Voting Trust, a trust established under the laws of the Cayman Islands for the purpose of holding the Parent Company special voting share. The special voting share carries no right to receive any dividends and ranks after ordinary shares and redeemable preference shares but ahead of the equalization share in relation to the payment of capital on certain types of distributions of assets from the Parent Company
- One equalization share of £1 that is unissued and carries no voting rights. The equalization share ranks behind all other shares in relation to the payment of capital on certain types of distributions of assets from the Parent Company

- 50,000 allotted and issued redeemable preference shares of £1 each held by Carnival Corporation. The preference shares, which carry no voting rights, rank behind ordinary shares but ahead of all other classes of shares, in relation to the payment of capital on certain types of distributions of assets from the Parent Company

The Parent merger reserve arose from the difference between the book value and the fair value of certain businesses sold to Carnival Corporation during 2004 as part of the DLC corporate restructuring, which was accounted for as a group reconstruction.

NOTE 12 — Employees

The average number of our employees, which excludes shipboard employees who are on leave, was as follows:

	Years Ended November 30,	
	2025	2024
Shore employees	2,228	2,238
Shipboard employees (a)	794	2,646
	3,022	4,884

(a) During March 2025, we sunset the P&O Cruises (Australia) brand and folded its operations into Carnival Cruise Line.

The aggregate payroll and related expenses included in both cruise operating expenses and selling and administrative expenses were as follows:

	Years Ended November 30,	
(in millions)	2025	2024
Salaries, wages and benefits	$ 203	$ 250
Social security and payroll taxes	22	19
Post-employment benefits	10	9
Share-based compensation	6	3
	$ 241	$ 282

Independent auditor's report to the members of Carnival plc

Report on the audit of the Carnival plc financial statements

1. Opinion

In our opinion:

- • the financial statements of Carnival plc (the 'parent company') and its subsidiaries (the 'group') give a true and fair view of the state of the group's and of the parent company's affairs as at 30 November 2025 and of the group's profit for the year then ended;
- • the group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards;
- • the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101 "Reduced Disclosure Framework"; and
- • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

- • the group statements of income;
- • the group statements of comprehensive income;
- • the group balance sheets;
- • the group statements of cash flows;
- • the group statements of changes in shareholders' equity;
- • the related notes 1 to 25 to the group financial statements;
- • the parent company balance sheets;
- • the parent company statement of changes in shareholders' equity; and
- • related notes 1 to 12 to the parent company financial statements.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and United Kingdom adopted international accounting standards. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

2. Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the group and parent company for the year are disclosed in note 4 to the group financial statements. We confirm that we have not provided any non-audit services prohibited by the FRC's Ethical Standard to the group or the parent company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3. Summary of our audit approach

Key audit matters	The key audit matter that we identified in the current year was: • Revenue recognition — manual journals Within this report, key audit matters are identified as follows: ⟨⟩ Similar level of risk
Materiality	The materiality that we used for the group financial statements was US$75million which was determined on the basis of 0.8% of forecast revenues. This represented 0.8% of total reported revenues.
Scoping	Our audit procedures on specified account balances and classes of transactions on six components represent 85% of revenue, 87% of profit before tax and 94% of net assets.
Significant changes in our approach	We no longer identify the valuation of ship assets as a key audit matter, due to the improved performance of the European Brand. As a result, the level of risk and audit effort associated with this matter has reduced compared to the prior year. There were no other significant changes in the current year.

4. Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the group's and parent company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining an understanding of management's process and relevant controls over the assessment of the going concern status, including the process for producing cash flow forecasts.
- Obtaining evidence of the Board's review of the cashflows included within the going concern model and agreeing these through to the inputs to the model.
- Assessing whether covenants included in the model agreed to supporting documentation and validating whether the model appropriately considers any covenant conditions.
- Assessing the accuracy of the available liquidity in management's model, through comparison to loan agreements, bank statements and facility information.
- Assessing the mathematical accuracy of management's model, including the cashflow forecasts and covenant calculations.
- Assessing whether the timing and accuracy of repayments of debt and contracted payments on new ships are within the model.
- Considering the appropriateness of the period covered by management's assessment.
- Assessing how performance post the year end date compares with the going concern model.
- Assessing the appropriateness of disclosures concerning the going concern basis of accounting.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and parent company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In relation to the reporting on how the group has applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

5. Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

5.1. Revenue recognition — manual journals ⬥

Key audit matter description	Revenue of US$10,019 million (2024: US$9,413 million), primarily reflecting customer receipts from guests and onboard spending, is recognised in full upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights.
	Certain manual adjustments are periodically made, including the adjustment required to pro rate revenue for voyages in excess of ten nights, to ensure the appropriate recognition of revenue. Due to the inherent fraud risk associated with this type of entry, we have identified manual journals directly impacting revenue as a key audit matter.
	Management's associated accounting policy is detailed in Note 2 to the financial statements.

How the scope of our audit responded to the key audit matter	To address this key audit matter, we have performed the following procedures: • Obtained an understanding of the revenue recognition process, including the interaction with customer deposits. • Tested and placed reliance on the relevant controls over revenue recognition, including working with our IT specialists to test the general IT controls of relevant systems. • Tested a sample of manual journal postings directly impacting revenue, through agreement to supporting documentation. • Assessed management's adjustment for voyages spanning the year-end, developing an independent expectation utilising relevant factors including voyage duration.
Key observations	Based on our audit procedures we are satisfied that the revenue recognised in the period is appropriate.

6. Our application of materiality

6.1. Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	**Parent company financial statements**
Materiality	US$75 million (2024: US$70 million)	US$68 million (2024: US$63 million)
Basis for determining materiality	0.8% of forecast revenues. This represents 0.8% of total reported revenues (2024: 0.7% of total reported revenues).	Parent company materiality was determined on the basis of 0.5% of total assets (2024: 0.5% of total assets), which is capped at 90% of group materiality (2024: capped at US$63m, 90% of group materiality)
Rationale for the benchmark applied	We consider revenue to be an appropriate and stable benchmark, noting that profitability continues to be adversely impacted by interest costs reflecting the increased level of debt held by the group, as a result of the COVID-19 pandemic. Revenue is a key performance indicator and key metric for the users of the financial statements.	We consider total assets to be an appropriate benchmark for the parent company as this entity is also impacted by the level of debt (in terms of both net assets and profitability) held as a result of the COVID-19 pandemic.


Revenue US$10,019 million
Revenue
Group materiality
Group materiality US$75.0 million
Component performance materiality range US$26.3 million to US$31.5 million
Audit Committee reporting threshold US$3.8 million

6.2. Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	**Parent company financial statements**
Performance materiality	70% of group materiality (2024: 60%)	70% of parent company materiality (2024: 60%)
Basis and rationale for determining performance materiality	In determining performance materiality, we considered the following factors: • Our understanding of the group and its environment; • The quality and maturity of the control environment, including consideration of the areas where we identified deficiencies in internal control, as well as our conclusion that we were able to rely on the operating effectiveness of internal controls; • The size and nature of the uncorrected misstatements identified in the prior year audit; and • Our consideration of changes in the business noted from the prior year.	

6.3. Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of US$3.8 million (2024: US$3.5 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7. An overview of the scope of our audit

7.1. Identification and scoping of components

Our group audit was scoped by obtaining an understanding of the nature of the group and its subsidiaries and assessing the risks of material misstatement at the group level. The group is made up of 11 (2024: 11) components which were identified at the brand level, plus certain consolidation components. We identified six (2024: six) components where we performed audit procedures on specified account balances and classes of transactions that together represent 85% (2024: 84%) of revenue, 87% (2024: 95%) of profit before tax and 94% (2024: 95%) of net assets.

For the parent company audit, we concluded that Carnival plc comprises six (2024: six) components. These components were identified at the brand level, plus certain consolidation components. We performed audit procedures on specified account balances and classes of transactions for three (2024: three) components. Audit procedures performed for the group as described above have been leveraged for the audit of the parent company financial statements.

We engaged component auditors from Deloitte member firms in the US, Italy and Germany to perform procedures under our direction, supervision and review as further described in section 7.4. Further work was performed at a group level over the consolidation. The group team performed analytical procedures over the components that had not been selected for audits of specified account balances and classes of transactions.



15%
Group Revenue
85%
Audit of specified account balances and classes of transactions
Review at group level

13%
Group Profit before tax
87%
Audit of specified account balances and classes of transactions
Review at group level

6%
Group Net assets
94%
Audit of specified account balances and classes of transactions
Review at group level

7.2. Our consideration of the control environment

Our audit strategy is to rely on controls over certain business cycles, including revenue within the European components. This strategy involves the relevant IT systems that impact these business cycles, where we have tested and relied upon General IT controls on those systems. For revenue, this includes consideration of reservation systems at the European components, as well as the global financial reporting system which is consistent across components.

In addition to these, we have tested and relied upon controls for various processes within business cycles, such as those relating to property, plant and equipment at certain components. Where relevant, we also obtained an understanding of the controls relating to key processes, such as those relating to impairment and going concern.

Where control deficiencies are identified, either through the group's own assurance framework, including Internal Audit ("Risk Advisory and Assurance Services", "RAAS"), or through the external audit, these are reported to management and the Audit Committee as appropriate. Where control deficiencies had been identified and the remediation activity remained ongoing during the year, or the remediated controls were not effective throughout the whole accounting period, we did not seek to place reliance on those relevant controls for the purpose of our audit.

7.3. Our consideration of climate-related risks

The group is exposed to the impacts of climate change on its business and operations as highlighted in the Task Force on Climate-Related Financial Disclosures (TCFD) report in Section XIX. Sustainability and Environmental Impact of the Strategic Report, the viability statement included in the Strategic Report, the principal risks in Section 4. Risk Management and/or Mitigation of Principal and Emerging Risks in the Strategic Report, and in Note 1 of the financial statements. The group has set out their 2030 Climate Action Goals as part of Section XIX. Sustainability and Environmental Impact of the Strategic Report.

We engaged with management to gain an understanding of the assessment of, and the process undertaken to both identify and quantify, the group's climate-related risks.

We completed our own climate-based risk assessment in order to consider the potential impact of climate change on the group's financial statements, incorporating both business specific knowledge and wider industry awareness, including the extent to which the impact has been included in the group's forecast financial information. We used this to assess the completeness of the group's identified risks and to develop audit procedures to respond to these risks, in particular as part of our work in relation to ship impairment and long-term viability, as well as considering climate-related risks throughout our risk assessments on each financial statement account balance.

In considering the disclosures presented as part of the Strategic Report, we engaged our climate specialists to assess consistency with the TCFD requirements and the recommendations made by both the Task Force and the FRC as set out in their thematic reviews. We also assessed whether these disclosures reflect our understanding of the group's approach to climate and did not identify any material inconsistencies as a result of these procedures.

7.4. Working with other auditors

The group audit was conducted exclusively by the global network of Deloitte member firms under the direction and supervision of the group audit team. Component auditors were assigned to perform audit procedures in line with the scoping of the respective components within their jurisdiction.

The group team was involved in the component auditors' work throughout the course of the group audit. The extent of our involvement which commenced from the planning phase, whereby in person planning meetings were held, included:

- Setting the scope of work for each component auditor and assessment of the component auditors' independence.
- Designing the audit procedures for all significant and higher risks to be addressed by component auditors and issuing group audit instructions detailing the nature and form of the reporting required by the group engagement team.

Frequent calls and meetings (including further in person meetings) were held between the group and component teams and our procedures included, where appropriate, providing direction on enquiries made by the component auditors through online and telephone conversations and a review of each component auditor's engagement file by a senior member of the group audit team. Consistent with the previous year, visits were performed in the US, Italy and Germany.

8. Other information

The other information comprises the information included in the Carnival plc Annual Report other than the Carnival plc financial statements and our auditor's report thereon. The other information therefore includes the Strategic Report, the DLC Financial Statements and Other Information, and Other Information from the Proxy Statement. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

9. Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

10. Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

11. Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

11.1. Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the group's remuneration policies, key drivers for directors' remuneration, bonus levels and performance targets;
- the group's own assessment of the risks that irregularities may occur either as a result of fraud or error;
- results of our enquiries of management, RAAS, in-house legal counsel, the directors and the audit committee about their own identification and assessment of the risks of irregularities, including those that are specific to the group's sector;
- any matters we identified having obtained and reviewed the group's documentation of their policies and procedures relating to:
    - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
    - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud;
    - the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations;
- the matters discussed among the audit engagement team including component audit teams and relevant internal specialists, including tax, analytics, IT and forensic specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud and identified the greatest potential for fraud in the following area: revenue recognition — manual journals. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act, UK Listing Rules, pensions legislation and tax legislation.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the group's ability to operate or to avoid a material penalty. These included maritime environmental laws and compliance with the group's relevant operating licences.

11.2. Audit response to risks identified

As a result of performing the above, we identified revenue recognition — manual journals as a key audit matter related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures we performed in response to that key audit matter.

In addition to the above, our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;
- enquiring of management, the audit committee and in-house legal counsel concerning actual and potential litigation and claims;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- reading minutes of meetings of those charged with governance, reviewing RAAS reports and reviewing correspondence with relevant tax authorities;
- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and component audit teams and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

12. Opinions on other matters prescribed by the Companies Act 2006

In our opinion the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

13. Corporate Governance Statement

The UK Listing Rules require us to review the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group's compliance with the provisions of the UK Corporate Governance Code specified for our review.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- the directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified included in Section 5. Going Concern Confirmation and Viability Statement of the Strategic Report;

- the directors' explanation as to its assessment of the group's prospects, the period this assessment covers and why the period is appropriate included in section 5 as above;
- the directors' statement on fair, balanced and understandable included in Annex A to the Proxy Statement — Carnival plc Directors' Report;
- the board's confirmation that it has carried out a robust assessment of the emerging and principal risks included in Annex C to the Proxy Statement — Carnival plc Corporate Governance Report;
- the section of the annual report that describes the review of effectiveness of risk management and internal control systems included in the Annex C as above; and
- the section describing the work of the audit committee included in Annex C as above.

14. Matters on which we are required to report by exception

14.1. Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

14.2. Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

15. Other matters which we are required to address

15.1. Auditor tenure

Following the recommendation of the audit committee, we were appointed by the shareholders on 5 April 2024 to audit the financial statements for the year ending 30 November 2024 and subsequent financial periods. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is two years, covering the years ending 30 November 2024 and 30 November 2025.

15.2. Consistency of the audit report with the additional report to the audit committee

Our audit opinion is consistent with the additional report to the audit committee we are required to provide in accordance with ISAs (UK).

16. Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

As required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rule (DTR) 4.1.15R — DTR 4.1.18R, these financial statements will form part of the Electronic Format Annual Financial Report filed on the National Storage Mechanism of the FCA in accordance with DTR 4.1.15R — DTR 4.1.18R. This auditor's report provides no assurance over whether the Electronic Format Annual Financial Report has been prepared in compliance with DTR 4.1.15R — DTR 4.1.18R.

Alistair Pritchard FCA

Alistair Pritchard FCA (Senior statutory auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
27 January 2026

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Years Ended November 30,		
	2025	**2024**	**2023**
Passenger ticket	$ 17,419	$ 16,463	$ 14,067
Onboard and other	9,202	8,558	7,526
Total Revenues	26,622	25,021	21,593
Cruise and tour operating expenses:			
Commissions, transportation and other	3,331	3,232	2,761
Onboard and other	2,816	2,678	2,375
Payroll and related	2,589	2,464	2,373
Fuel	1,808	2,007	2,047
Food	1,499	1,457	1,335
Other operating	3,904	3,801	3,426
Total Cruise and tour operating expenses	15,947	15,638	14,317
Selling and administrative expense	3,402	3,252	2,950
Depreciation and amortization expense	2,790	2,557	2,370
Operating Income	4,483	3,574	1,956
Interest income	51	93	233
Interest expense, net of capitalized interest	(1,349)	(1,755)	(2,066)
Debt extinguishment and modification costs	(409)	(79)	(111)
Other income (expense), net	(4)	83	(75)
Income (Loss) Before Income Taxes	2,772	1,915	(62)
Income tax benefit (expense), net	(12)	1	(13)
Net Income (Loss)	$ 2,760	$ 1,916	$ (74)
Earnings Per Share			
Basic	$ 2.10	$ 1.50	$ (0.06)
Diluted	$ 2.02	$ 1.44	$ (0.06)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

| | Years Ended November 30, | | |
	2025	2024	2023
Net Income (Loss)	$ 2,760	$ 1,916	$ (74)
Items Included in Other Comprehensive Income (Loss)			
Change in foreign currency translation adjustment . .	137	(3)	52
Other	27	(34)	(8)
Other Comprehensive Income (Loss)	165	(36)	44
Total Comprehensive Income (Loss)	$ 2,925	$ 1,879	$ (30)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,928	$ 1,210
Trade and other receivables, net	678	590
Inventories	505	507
Prepaid expenses and other	1,108	1,070
Total current assets	4,219	3,378
Property and Equipment, Net	43,494	41,795
Operating Lease Right-of-Use Assets, Net	1,328	1,368
Goodwill	579	579
Other Intangibles	1,177	1,163
Other Assets	890	775
	$ 51,687	$ 49,057
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 2,603	$ 1,538
Current portion of operating lease liabilities	175	163
Accounts payable	1,245	1,133
Accrued liabilities and other	2,239	2,358
Customer deposits	6,831	6,425
Total current liabilities	13,092	11,617
Long-Term Debt	24,037	25,936
Long-Term Operating Lease Liabilities	1,178	1,239
Other Long-Term Liabilities	1,097	1,012
Contingencies and Commitments		
Shareholders' Equity		
Carnival Corporation common stock, $0.01 par value; 1,960 shares authorized; 1,298 shares issued at 2025 and 1,294 shares issued at 2024	13	13
Carnival plc ordinary shares, $1.66 par value; 217 shares issued at 2025 and 2024	361	361
Additional paid-in capital	17,267	17,155
Retained earnings	4,817	2,101
Accumulated other comprehensive income (loss) ("AOCI")	(1,810)	(1,975)
Treasury stock, 131 shares at 2025 and 130 shares at 2024 of Carnival Corporation and 72 shares at 2025 and 73 shares at 2024 of Carnival plc, at cost	(8,364)	(8,404)
Total shareholders' equity	12,284	9,251
	$ 51,687	$ 49,057

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2025	**2024**	**2023**
OPERATING ACTIVITIES			
Net income (loss)	$ 2,760	$ 1,916	$ (74)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	2,790	2,557	2,370
Loss on debt extinguishment	401	76	98
Share-based compensation	98	62	53
Amortization of discounts and debt issue costs	116	141	161
Non-cash lease expense	161	142	145
Gain on sales of ships	(112)	(41)	(88)
Greenhouse gas regulatory expense	91	46	—
Other	58	63	90
	6,363	4,963	2,756
Changes in operating assets and liabilities			
Receivables	(84)	(49)	(180)
Inventories	2	9	(85)
Prepaid expenses and other assets	(214)	352	397
Accounts payable	61	(26)	77
Accrued liabilities and other	(218)	167	147
Customer deposits	308	507	1,169
Net cash provided by operating activities	6,218	5,923	4,281
INVESTING ACTIVITIES			
Purchases of property and equipment	(3,611)	(4,626)	(3,284)
Proceeds from sales of ships and other property and equipment	323	58	340
Advances to affiliates	(100)	(64)	(21)
Other	67	98	155
Net cash used in investing activities	(3,321)	(4,535)	(2,810)
FINANCING ACTIVITIES			
Repayments of short-term borrowings	—	—	(200)
Principal repayments of long-term debt	(12,936)	(5,436)	(7,660)
Debt issuance costs	(144)	(203)	(131)
Debt extinguishment costs	(272)	(41)	(79)
Proceeds from issuance of long-term debt	11,152	3,095	2,961
Other	12	1	20
Net cash provided by (used in) financing activities	(2,189)	(2,584)	(5,089)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	19	(8)	17
Net increase (decrease) in cash, cash equivalents and restricted cash	727	(1,204)	(3,601)
Cash, cash equivalents and restricted cash at beginning of year	1,231	2,436	6,037
Cash, cash equivalents and restricted cash at end of year	$ 1,958	$ 1,231	$ 2,436

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders' equity
At November 30, 2022	$ 12	$ 361	$ 16,872	$ 269	$ (1,982)	$ (8,468)	$ 7,065
Change in accounting principle (a)	—	—	(229)	(10)	—	—	(239)
Net income (loss)	—	—	—	(74)	—	—	(74)
Other comprehensive income (loss)	—	—	—	—	44	—	44
Issuances of common stock, net	—	—	5	—	—	—	5
Conversion of Convertible Notes	—	—	3	—	—	—	3
Purchases and issuances under the Stock Swap Program, net	—	—	22	—	—	(20)	2
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—
Share-based compensation and other	—	—	79	—	—	(2)	78
At November 30, 2023	12	361	16,712	185	(1,939)	(8,449)	6,882
Net income (loss)	—	—	—	1,916	—	—	1,916
Other comprehensive income (loss)	—	—	—	—	(36)	—	(36)
Conversion of Convertible Notes	—	—	414	—	—	—	415
Issuance of treasury shares for vested share-based awards	—	—	(47)	—	—	47	—
Share-based compensation and other	—	—	76	—	—	(2)	75
At November 30, 2024	13	361	17,155	2,101	(1,975)	(8,404)	9,251
Net income (loss)	—	—	—	2,760	—	—	2,760
Other comprehensive income (loss)	—	—	—	—	165	—	165
Issuance of treasury shares for vested share-based awards	—	—	—	(44)	—	44	—
Share-based compensation and other	—	—	112	—	—	(5)	107
At November 30, 2025	$ 13	$ 361	$ 17,267	$ 4,817	$ (1,810)	$ (8,364)	$ 12,284

(a) We adopted the provisions of *Debt — Debt with Conversion and Other Options and Derivative and Hedging — Contracts in Entity's Own Equity* on December 1, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2025 Annual Report as "Carnival Corporation & plc," "the company", "our," "us" and "we." The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises, Princess Cruises, and Seabourn.

During 2025, we sunset the P&O Cruises (Australia) brand and folded its Australia operations into Carnival Cruise Line.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation's shares of common stock are publicly traded on the New York Stock Exchange ("NYSE") and Carnival plc's ordinary shares are publicly traded on the London Stock Exchange. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for Carnival Corporation and Carnival plc have not been presented.

In December 2025, following a review of the corporate structure, the Boards of Directors of Carnival Corporation and Carnival plc recommended unifying the dual listed company under a single corporate entity, Carnival Corporation, listed solely on the New York Stock Exchange, with Carnival plc as its wholly-owned UK subsidiary. Under this plan, Carnival plc shareholders would receive Carnival Corporation shares on a one-for-one basis, and Carnival plc shares and American Depositary Receipts would be de-listed from both the London Stock Exchange and the New York Stock Exchange, respectively. These proposals will be subject to certain conditions, including the approval of shareholders and receipt of regulatory and UK court approvals.

NOTE 2 — Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity. We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are immaterial. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method.

For 2024 and 2023, we reclassified certain immaterial amounts within cash flows from operating and financing activities in the Consolidated Statements of Cash Flows to conform to the current year presentation.

Preparation of Consolidated Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. We have made reasonable estimates and judgments of such items within our consolidated financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition which are stated at cost and present insignificant risk of changes in value.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net and are less allowances for expected credit losses.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0%
Computer hardware and software	2-12	0%
Transportation equipment and other	3-20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

As of November 30, 2025, we have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the impact of greenhouse gases and other emissions on the environment. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market.

We review estimated useful lives and residual values of our ships for reasonableness whenever events or circumstances indicate a revision is warranted. In December 2025, we completed such review considering the period over which we expect to operate our ships and our long-term plans. As a result, we determined our ships' depreciable lives would be extended to 35 years. In connection with the increase in estimated useful life, we reduced our estimated residual value of each ship to be 5% of our original ship cost for liquefied natural gas ("LNG") powered ships and a range of salvage values under $25 million for all other ships, depending on the class and tonnage of the ship. This revision did not have a material impact on our financial statements and has been applied prospectively beginning December 1, 2025.

We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value.

Leases

Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, net, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheets. We determine if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize lease assets and lease liabilities for any leases that have an initial term of twelve months or less and do not include an option to purchase the underlying asset that we are reasonably certain to exercise. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgment in determining the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

We recognize lease expense for our operating leases on a straight-line basis over the lease term.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit's estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit's carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. Judgment is required in estimating the fair value of our reporting unit.

Trademarks represent substantially all of our other intangibles. Trademarks are estimated to have an indefinite useful life and are not amortizable but are reviewed for impairment at least annually and as events or circumstances dictate. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

Emission Allowances

We became subject to the EU Emissions Trading System ("ETS") on January 1, 2024, which includes a three-year phase-in period. The ETS regulates emissions through a "cap and trade" principle, where a cap is set on the total amount of certain emissions that can be emitted and requires us to procure emission allowances for certain emissions inside EU waters (as defined in the ETS). Emission allowances are recorded at cost and are included in prepaid expenses and other or other assets. Purchases of emission allowances are classified as operating activities in our Consolidated Statements of Cash Flows. Emission obligations are recorded when generated and are included in accrued liabilities and other and other long-term liabilities. The funded portion of the emission obligations are measured at the carrying value of the emission allowances and the unfunded portion of emission obligations is measured at the fair value of emission allowances necessary to settle. We record expense for emissions in EU waters in fuel expense in the period incurred. Emission allowances and obligations are derecognized when surrendered based on the first-in, first-out method, and are non-cash activities.

Equity Method Investments

Equity method investments are initially recognized at cost and are included in other assets in the Consolidated Balance Sheets. Our proportionate interest in their results is included in other income (expense), net in the Consolidated Statements of Income (Loss).

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issuance costs related to a recognized debt liability are presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For our revolving facility, and those export credit facilities not yet drawn, the related debt issuance costs are deferred and recorded as an asset. Debt instruments are evaluated

for the existence of features that require separation and accounting as a derivative. In our Consolidated Statements of Cash Flows, debt issuance costs paid to lenders related to a recognized debt liability are netted against the proceeds from the related long-term debt while debt issuance costs paid to third parties, or related to undrawn credit facilities, are presented separately within financing activities.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We have in the past and may in the future use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalized interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

These consolidated financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. Our most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. We translate the assets and liabilities of our foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of AOCI, which is a separate component of shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2025, 2024 and 2023. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct expenses of a voyage are recognized as cruise expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Future travel discount vouchers are included as a reduction of passenger ticket revenues when such vouchers are utilized. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related expenses of these services are included in prepaid expenses and other when paid prior to the start of a voyage and are subsequently recognized in transportation expenses at the time of revenue recognition. We had prepaid air and other transportation expenses of $233 million and $219 million as of November 30, 2025 and 2024. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related expenses are included in onboard and other expenses. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Fees, taxes and charges that vary with guest head counts are expensed in commissions, transportation and other expenses when the corresponding revenues are recognized. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the commencement of the voyage. We also offer our guests the advance purchase of onboard and other services. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. We had total customer deposits of $7.2 billion and $6.8 billion as of November 30, 2025 and 2024. During 2025 and 2024, we recognized revenues of $6.1 billion and $5.5 billion related to our customer deposits as of November 30, 2024 and 2023. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $363 million and $336 million as of November 30, 2025 and 2024.

Insurance

We use a combination of insurance and self-insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers up to the amount of recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and

guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $972 million in 2025, $925 million in 2024 and $851 million in 2023. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period based on our estimate of performance conditions. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. In addition, performance-based share awards for which the accounting grant date is not established at the time of the award are remeasured at the end of each reporting period. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. Compensation expense will be recognized, even if the target market-based conditions are not expected to be met. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period including the dilutive effect of convertible notes using the if-converted method. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights.

Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued guidance, *Segment Reporting — Improvements to Reportable Segment Disclosures*. This guidance requires annual and interim disclosure of significant segment expenses that are provided to the chief operating decision maker ("CODM") as well as interim disclosures for all reportable segments' measure of profit or loss and assets. This guidance also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. We adopted this guidance retrospectively as of November 30, 2025. Refer to Note 12 — "Segment Information".

In December 2023, the FASB issued guidance, *Income Taxes — Improvements to Income Tax Disclosures*. This guidance requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction, as well as other amendments relating to income tax disclosures. This guidance is required to be adopted by us in 2026. We are currently evaluating the impact this guidance may have on our consolidated financial statements.

In November 2024, the FASB issued guidance, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures — Disaggregation of Income Statement Expenses*. This guidance requires annual and interim disclosure of disaggregated information for certain costs and expenses. This guidance is required to be adopted by us in 2028. We are currently evaluating the impact this guidance may have on our consolidated financial statements.

In July 2025, the FASB issued guidance, *Financial Instruments — Credit Losses — Measurement of Credit Losses for Accounts Receivable and Contract Assets.* This guidance provides a practical expedient permitting

an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets accounted for under *Revenue from Contracts with Customers*. This guidance is required to be adopted by us in 2027. We are currently evaluating the impact this guidance may have on our consolidated financial statements.

In September 2025, the FASB issued guidance, *Intangibles — Goodwill and Other — Internal-Use Software — Targeted Improvements to the Accounting for Internal-Use Software*. This guidance removes references to software development stages. Entities will be required to start capitalizing software costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable the project will be completed and the software will be used as intended. This guidance is required to be adopted by us in 2029. We are currently evaluating the impact this guidance may have on our consolidated financial statements.

NOTE 3 — Property and Equipment

	November 30,	
(in millions)	**2025**	**2024**
Ships and ship improvements	$ 61,683	$ 58,649
Ships under construction	464	535
Other property and equipment	5,315	4,705
Total property and equipment	67,462	63,889
Less accumulated depreciation	(23,968)	(22,094)
	$ 43,494	$ 41,795

Capitalized interest amounted to $75 million in 2025, $61 million in 2024 and $64 million in 2023.

Sales of Ships

During 2025, we completed the sales of one North America segment ship and one Europe segment ship, which represents a passenger-capacity reduction of 460 berths for our North America segment and 2,700 berths for our Europe segment. We will continue to operate the North America segment ship through May 2026 and the Europe segment ship through September 2026 under bareboat charter agreements.

NOTE 4 — Equity Method Investments

At November 30, 2025 and 2024, we had a 33% and 49% noncontrolling interest in Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility. As of November 30, 2025, our investment in Grand Bahama was $27 million, consisting of $16 million in equity and a loan of $10 million. As of November 30, 2024, our investment in Grand Bahama was $45 million, consisting of $28 million in equity and a loan of $18 million. Grand Bahama provided an immaterial amount of services to us in 2025, 2024 and 2023.

At November 30, 2025 and 2024, we had a 33% and 50% noncontrolling interest in Floating Docks S. de RL. ("Floating Docks"), our joint venture with the other shareholders of Grand Bahama, which will construct two floating drydocks. The first was delivered in June 2025 and the second is expected to be delivered in early 2026. As of November 30, 2025 and 2024 our investment in Floating Docks was $130 million and $81 million. We have provided payment guarantees on behalf of Floating Docks. As of November 30, 2025 and 2024, the amounts outstanding under these guarantees were immaterial.

In June 2025, we sold one-third of our interest in Grand Bahama and Floating Docks. The sale did not have a material impact to our consolidated financial statements and the proceeds are included in other within investing activities in our Consolidated Statements of Cash Flows.

We have a 45% noncontrolling interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to us in 2025, 2024 and 2023. As of November 30, 2025, our investment in White Pass was $64 million, consisting of $32 million in equity and a loan of $32 million. As of November 30, 2024, our investment in White Pass was $58 million, consisting of $26 million in equity and a loan of $32 million.

Our proportionate interest in the results of our equity method investments are not material.

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NOTE 5 — Debt

(in millions)	Maturity	Rate (a)	November 30, 2025	November 30, 2024
Secured Subsidiary Guaranteed				
Notes				
Notes	Jun 2027	7.88%	$ 192	$ 192
Notes	Aug 2028	4.00%	2,406	2,406
Notes	Aug 2029	7.00%	500	500
Loans				
Floating rate (b)	Aug 2027 – Oct 2028	SOFR + 2.00% (c)	—	2,449
Total Secured Subsidiary Guaranteed			3,098	5,547
Senior Priority Subsidiary Guaranteed				
Notes (b)	May 2028	10.38%	—	2,030
Unsecured Subsidiary Guaranteed				
Notes				
Notes (b)	Mar 2026	7.63%	—	1,351
Notes (b)	Mar 2027	5.75%	—	2,722
Convertible Notes	Dec 2025 (d)	5.75%	1,131	1,131
Notes (b)	May 2029	6.00%	—	2,000
Notes	May 2029	5.13%	1,250	—
EUR Notes	Jan 2030	5.75%	580	528
Notes	Mar 2030	5.75%	1,000	—
Notes (b)	Jun 2030	10.50%	—	1,000
Notes	Jun 2031	5.88%	1,000	—
EUR Notes	Jul 2031	4.13%	1,160	—
Notes	Aug 2032	5.75%	3,000	—
Notes	Feb 2033	6.13%	2,000	—
Loans				
EUR floating rate (e)	Apr 2025	EURIBOR + 3.25%	—	211
Floating rate	Aug 2027 – Nov 2027	SOFR + 1.13 – 1.38%	900	—
Export Credit Facilities				
Floating rate	Dec 2031	SOFR + 1.20% (f)	446	514
Fixed rate	Aug 2027 – Dec 2032	2.42 – 3.38%	1,983	2,370
EUR floating rate	Oct 2026 – Nov 2034	EURIBOR + 0.55 – 0.80%	2,461	2,590
EUR fixed rate	Feb 2031 – Sep 2037	1.05 – 4.00%	6,132	5,386
Total Unsecured Subsidiary Guaranteed			23,042	19,803
Unsecured (No Subsidiary Guarantee)				
Notes				
Notes	Jan 2028	6.65%	200	200
EUR Notes	Oct 2029	1.00%	696	633
Loans				
EUR floating rate (e)	Apr 2029	EURIBOR + 1.95%	348	—
Total Unsecured (No Subsidiary Guarantee)			1,244	833
Total Debt			27,383	28,213
Less: unamortized debt issuance costs and discounts			(744)	(738)
Total Debt, net of unamortized debt issuance costs and discounts			26,640	27,475
Less: current portion of long-term debt			(2,603)	(1,538)
Long-Term Debt			$ 24,037	$ 25,936

(a)   The reference rates, together with any applicable credit adjustment spread, for all of our floating rate debt have a 0.00% floor.

(b)   See "Debt Prepayments" below.

(c)   As part of the repricing of our senior secured term loans, we amended the loans' margin from 2.75% to 2.00%. See "Repricing of Senior Secured Term Loans" below.

(d)   See "Convertible Notes" below.

(e)   During 2025, the euro floating rate loan agreement was amended to increase the principal amount

by $112 million, extend its maturity from April 2025 to April 2029, amend the loan's margin from 3.25% to 1.95% and remove the subsidiary guarantee.

(f) Includes applicable credit adjustment spread.

As of November 30, 2025, all of our outstanding debt is issued or guaranteed by substantially the same entities with the exception of the $1.8 billion of export credit facilities of Sun Princess Limited and Sun Princess II Limited, which do not guarantee our other outstanding debt.

As of November 30, 2025, the scheduled maturities of our debt are as follows:

(in millions)

Year	Principal Payments
2026 (a)	$ 2,615
2027	2,518
2028	3,962
2029	4,133
2030	2,886
Thereafter	11,268
Total	$ 27,383

(a) Includes $1.1 billion of our 5.75% convertible senior notes due 2027 ("2027 Convertible Notes") which were settled in December 2025. See "Convertible Notes" below.

Revolving Facility

During 2025, Carnival Corporation and Carnival plc entered into a $4.5 billion unsecured multi-currency revolving credit facility ("Revolving Facility"). The Revolving Facility replaced the $1.9 billion, €0.9 billion and £0.1 billion multi-currency revolving credit facility of Carnival Holdings (Bermuda) II Limited, a subsidiary of Carnival Corporation. The Revolving Facility contains an accordion feature, allowing up to $1.0 billion of additional revolving commitments. We may borrow or utilize available amounts under the Revolving Facility through its maturity in June 2030, subject to the satisfaction of the conditions in the facility.

Borrowings under the Revolving Facility bear interest at a rate of term SOFR, EURIBOR, or daily compounding SONIA, as applicable, plus a margin based on the credit ratings of Carnival Corporation. In addition, we are required to pay certain fees on the aggregate commitments under the Revolving Facility.

As of November 30, 2025, we had $4.5 billion available for borrowing under the Revolving Facility.

Notes and Term Loans

Repricing of Senior Secured Term Loans

During 2025, we entered into amendments to reprice the outstanding principal amounts of our first-priority senior secured term loan facility maturing in 2027 and our first-priority senior secured term loan facility maturing in 2028 ("Repriced Loans"), which were included within the total Secured Subsidiary Guaranteed Loans balance in the debt table above. During 2025, the Repriced Loans were prepaid.

Issuances and Borrowings

During 2025, we issued the following senior unsecured notes:

- $1.3 billion of 5.13% senior unsecured notes due 2029
- $1.0 billion of 5.75% senior unsecured notes due 2030
- $1.0 billion of 5.88% senior unsecured notes due 2031
- $1.2 billion of 4.13% senior unsecured euro notes due 2031
- $3.0 billion of 5.75% senior unsecured notes due 2032
- $2.0 billion of 6.13% senior unsecured notes due 2033

Additionally, we borrowed the following under unsecured term loan facilities maturing in 2027:

- $0.4 billion bearing interest at a rate per annum equal to SOFR plus 1.13%
- $0.3 billion bearing interest at a rate per annum equal to SOFR plus 1.25%
- $0.3 billion bearing interest at a rate per annum equal to SOFR plus 1.38%

Prepayments

During 2025, we used proceeds from debt issuances and borrowings, together with cash on hand, to prepay the following debt instruments:

- 7.63% senior unsecured notes due 2026
- 5.75% senior unsecured notes due 2027
- First-priority senior secured term loan facilities maturing in 2027 and 2028
- 10.38% senior priority notes due 2028
- 6.00% senior unsecured notes due 2029
- 10.50% senior unsecured notes due 2030

The aggregate amount of these prepayments was $11.6 billion.

Debt Extinguishment and Modification Costs

During 2025, we recognized a total of $409 million of debt extinguishment and modification costs, including $271 million of premium paid on redemption, within our Consolidated Statements of Income (Loss) as a result of the above transactions.

Export Credit Facility Borrowings

During 2025, we borrowed $0.8 billion under export credit facilities due in semi-annual installments through 2037. As of November 30, 2025, we had $7.8 billion of undrawn export credit facilities to fund ship deliveries planned through 2033. As of November 30, 2025, the net book value of our ships subject to negative pledges was $19.3 billion.

Convertible Notes

In September 2025, we issued a notice of redemption of the outstanding principal amount of the 2027 Convertible Notes at a redemption price equal to 100% of the principal amount, plus accrued interest, up until the redemption date of December 5, 2025. As a result of the redemption notice, the 2027 Convertible Notes became convertible at the option of the holder through December 3, 2025. We elected to settle any conversions through a combination settlement. Substantially all holders of the $1.1 billion principal amount of the 2027 Convertible Notes elected to convert their notes, resulting in the issuance of 69.1 million shares of Carnival Corporation common stock and a cash payment of $500 million.

The net carrying value of our convertible notes was as follows:

(in millions)	November 30,	
	2025	2024
Principal	$ 1,131	$ 1,131
Less: Unamortized debt discount and debt issue costs	(13)	(19)
	$ 1,118	$ 1,112

The interest expense recognized related to our convertible notes was as follows:

(in millions)	November 30,		
	2025	2024	2023
Contractual interest expense	$ 65	$ 86	$ 91
Amortization of debt discount and debt issue costs	6	8	9
	$ 71	$ 94	$ 100

As of November 30, 2025, the if-converted value above par was $1.0 billion on 84.5 million available shares for the 2027 Convertible Notes.

Collateral Pool

As of November 30, 2025, the net book value of our ships and ship improvements, excluding ships under construction, is $40.6 billion. Our secured debt is secured on a first-priority basis by certain collateral, which includes ships and certain assets related to those ships and material intellectual property (combined net book value of approximately $22.4 billion, including $20.8 billion related to ships and certain assets related to those ships as of November 30, 2025) and certain other assets.

Covenant Compliance

As of November 30, 2025, the most restrictive covenants for our Revolving Facility, unsecured loans and export credit facilities include the following:

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) at a ratio of not less than 2.5 to 1.0 for the November 30, 2025 testing date, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards
- Maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit our debt to capital (as defined in the agreements) percentage to a percentage not to exceed 65%
- Maintain minimum liquidity of $1.5 billion
- Limit the amounts of our secured assets as well as secured and other indebtedness

At November 30, 2025, we were in compliance with the applicable covenants under our debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of our outstanding debt could become due, and our debt could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

NOTE 6 — Contingencies

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business. We have insurance coverage for certain of these claims and actions, or any settlement of these claims and actions, and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As previously disclosed, on May 2, 2019, the Havana Docks Corporation filed a lawsuit against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act, alleging that Carnival Corporation "trafficked" in confiscated Cuban property when certain ships docked at certain ports in Cuba, and that this alleged "trafficking" entitles the plaintiffs to treble damages. On March 21, 2022, the court granted summary judgment in favor of Havana Docks Corporation as to liability. On December 30, 2022, the court entered judgment against Carnival Corporation in the amount of $110 million plus $4 million in fees and costs. We appealed. On October 22, 2024, the Court of Appeals for the 11th Circuit reversed the District Court's judgment against us. On March 6, 2025, Havana Docks filed a petition for certiorari with the Supreme Court of the United States and we responded. On October 3, 2025, the Supreme Court accepted review of the case. Briefing on the merits is underway. We believe the ultimate outcome of this matter will not have a material impact on our consolidated financial statements.

As of November 30, 2025, two purported class actions brought against us by former guests in the Federal Court in Australia and in Italy remain pending, as previously disclosed. These actions include claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard our ships. On October 24, 2023, the court in the Australian matter held that we were liable for negligence and for breach of consumer protection warranties as it relates to the lead plaintiff. The court ruled that the lead plaintiff was not entitled to any pain and suffering or emotional distress damages on the negligence claim and awarded medical costs. In relation to the consumer protection warranties claim, the court found that distress and disappointment damages amounted to no more than the refund already provided to guests and therefore made no further award. Further proceedings will determine the applicability of this ruling to the remaining class participants. On March 31, 2025, the court in the Italian matter returned a ruling rejecting most of the plaintiffs' claims and awarding a half-price fare reduction for certain passengers. Plaintiffs have appealed the ruling. We continue to take actions to defend against the above claims. We believe the ultimate outcome of these matters will not have a material impact on our consolidated financial statements.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and range from inadvertent events to malicious motivated attacks.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While past incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future attacks, incidents or litigation that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified us of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain

circumstances, that we provide a capped reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor. As of November 30, 2025 and 2024, we were not required to maintain any reserve funds or compensating deposits.

NOTE 7 — Ship Commitments

As of November 30, 2025, our new ship growth capital commitments were $0.5 billion, $1.6 billion, $1.5 billion, $1.8 billion, $1.7 billion and $4.8 billion for the years ending November 30, 2026, 2027, 2028, 2029, 2030 and thereafter.

NOTE 8 — Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, for fiscal 2025, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. sourced, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

We believe that the U.S. sourced transportation income earned by Carnival plc and its subsidiaries qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK Income Tax

Cunard and P&O Cruises are divisions of Carnival plc and have elected to enter the UK tonnage tax regime under a rolling eight-year term and, accordingly, reapply every year. Companies to which the tonnage tax

regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within the UK tonnage tax regime are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

Italian and German Income Tax

In December 2024, the European Commission formally approved the Italian tonnage tax rules for 10 years. In 2025, AIDA and Costa elected to remain in the Italian tonnage tax regime through 2034. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Our non-shipping activities that do not qualify under the Italian tonnage tax regime remain subject to normal Italian corporation tax.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

Global Minimum Tax

The Organization for Economic Co-operation and Development ("OECD") issued Model Rules for implementation of a 15% minimum tax for multinational enterprises as part of its initiative intended to address the tax challenges arising from globalization. Subject to certain requirements, the OECD Model Rules provide an exclusion for international shipping income.

Carnival plc and its subsidiaries became subject to these rules beginning in fiscal 2025 and Carnival Corporation and its subsidiaries will be subject to the rules beginning in fiscal 2026. Carnival plc and its subsidiaries are eligible for the international shipping income exclusion based on their current structure. Effective December 1, 2025, Carnival Corporation and certain of its subsidiaries aligned into a single tax jurisdiction with Carnival plc. As a result, we do not believe the application of these rules will have a material impact on our consolidated financial statements. We will continue to monitor the development of the OECD's rules and evaluate the impact on our business.

Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

NOTE 9 — Shareholders' Equity

Carnival Corporation's Articles of Incorporation authorize its Boards of Directors, at its discretion, to issue up to 40.0 million shares of preferred stock. At November 30, 2025 and 2024, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

Accumulated Other Comprehensive Income (Loss)

	November 30,		
(in millions)	2025	2024	2023
Cumulative foreign currency translation adjustments, net	$ (1,818)	$ (1,955)	$ (1,952)
Unrecognized pension expenses	(44)	(45)	(34)
Net gains on cash flow derivative hedges and other	52	26	48
	$ (1,810)	$ (1,975)	$ (1,939)

During 2025, 2024 and 2023, we had an immaterial amount of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

Dividends

In December 2025, the Boards of Directors approved the reinstatement of the company's quarterly dividend and declared an initial $0.15 per share dividend with a record date of February 13, 2026 and a payment date of February 27, 2026.

NOTE 10 — Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

| (in millions) | November 30, 2025 | | | | November 30, 2024 | | | |
| | Carrying Value | Fair Value | | | Carrying Value | Fair Value | | |
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Liabilities								
Fixed rate debt (a)	$ 23,229	$ —	$ 24,167	$ —	$ 22,449	$ —	$ 23,241	$ —
Floating rate debt (a)	4,154	—	4,142	—	5,764	—	5,685	—
Total	$ 27,383	$ —	$ 28,308	$ —	$ 28,213	$ —	$ 28,927	$ —

(a) The debt amounts above do not include the impact of interest rate swaps or debt issuance costs and discounts. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

Cash equivalents consisting of money market funds and cash investments with original maturities of less than 90 days were $1.4 billion and $0.4 billion as of November 30, 2025 and November 30, 2024. These cash equivalents are considered Level 1 instruments.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2025, we performed our annual impairment reviews and determined there was no impairment for goodwill or trademarks.

As of November 30, 2025 and November 30, 2024, goodwill for our North America segment was $579 million.

	Trademarks					
(in millions)	North America Segment		Europe Segment		Total	
At November 30, 2023	$	927	$	237	$	1,164
Exchange movements		—		(4)		(4)
At November 30, 2024		927		234		1,161
Exchange movements		—		15		15
At November 30, 2025	$	927	$	249	$	1,176

Impairment of Ships

We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. No ship impairments were recognized in 2025, 2024 and 2023.

Derivative Instruments and Hedging Activities

As of November 30, 2025, we had no remaining interest rate swaps. We previously had interest rate swaps whereby we received floating interest rate payments in exchange for making fixed interest rate payments. These derivatives were considered Level 2 instruments. The SOFR-based interest rate swap agreements effectively changed $1.0 billion of SOFR-based floating rate debt to fixed rate debt, were designated as cash flow hedges and were terminated in July 2025. The fair value of these derivatives, as of November 30, 2024 and the associated gains and losses recognized in other comprehensive income (loss) and in net income (loss) in 2025, 2024 and 2023 were not material.

Financial Risks

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through fleet optimization, energy efficiency, itinerary efficiency, new technologies and alternative fuels.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our consolidated financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We have euro-denominated debt which provides an economic offset for our operations with euro functional currency. In addition, we have in the past and may in the future utilize derivative financial instruments, such as cross currency swaps, to manage our exposure to investment currency risks.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. At November 30, 2025, our newbuild currency exchange rate risk relates to euro-denominated newbuild contract payments for non-euro functional

currency brands. The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' functional currency will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships. We have in the past and may in the future utilize derivative financial instruments, such as foreign currency derivatives, to manage our exposure to newbuild currency risks. Our decisions to hedge non-functional currency ship commitments for our cruise brands are made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps, refinancing of existing debt and the issuance of new debt.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash and cash equivalents, investments, notes receivables, reserve funds related to customer deposits (when required), future financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards

We also monitor the creditworthiness of travel agencies, tour operators and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in certain European countries where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales and have not experienced significant credit losses.

NOTE 11 — Leases

The components of expense were as follows:

| (in millions) | November 30, | | |
	2025	2024	2023
Operating lease expense	$ 233	$ 215	$ 213
Variable lease expense (a)	$ 209	$ 211	$ 116

(a) Variable lease expense represents costs associated with our multi-year preferential berthing agreements which vary based on the number of passengers. These costs are recorded within commissions, transportation and other in our Consolidated Statements of Income (Loss). Variable lease expense related to operating leases, other than the port facilities, were not material to our consolidated financial statements.

During 2025, 2024 and 2023, the cash outflow for leases was materially consistent with the lease expense recognized and short-term lease costs were not material for the periods presented.

Right-of-use assets obtained in exchange for new and amended operating lease liabilities was $103 million in 2025, $247 million in 2024 and $108 million in 2023.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

	November 30, 2025	November 30, 2024
Weighted average remaining lease term – operating leases (in years) . . .	11	12
Weighted average discount rate – operating leases	5.4%	5.9%

As of November 30, 2025, maturities of operating lease liabilities were as follows:

(in millions)

Year	
2026	$ 233
2027	227
2028	212
2029	167
2030	133
Thereafter	843
Total lease payments	1,816
Less: Present value discount	(463)
Present value of lease liabilities	$ 1,353

For time charter arrangements where we are the lessor and for transactions with cruise guests related to the use of cabins, we do not separate lease and non-lease components since (1) the lease on a standalone basis would be classified as an operating lease and (2) the timing and pattern of transfer for the lease component and associated non-lease component are the same. As the non-lease components are the predominant components in the agreements, we account for these transactions under the Revenue Recognition guidance.

NOTE 12 — Segment Information

The chief operating decision maker, who is the Chief Executive Officer of Carnival Corporation and Carnival plc, assesses performance and makes decisions to allocate resources based upon review of the results across all of our segments. The operating segments within each of our reportable segments have been aggregated based on the similarity of their economic and other qualitative characteristics, including geographic guest sourcing. Our four reportable segments are comprised of (1) North America cruise operations ("North America"), (2) Europe cruise operations ("Europe"), (3) Cruise Support and (4) Tour and Other.

Our Cruise Support segment includes our portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

Our CODM uses adjusted operating income (loss) in assessing segment performance and determining how to allocate resources. This metric is used to review segment operating trends and monitor variances against the plan and prior year results. Resource allocation primarily occurs during the annual capital appropriation process.

The below tables include our calculation of adjusted operating income (loss), our significant segment expenses, and a reconciliation of adjusted operating income (loss) to net income (loss) before income taxes:

(in millions)	As of and for the year ended November 30, 2025				
	North America	Europe	Cruise Support	Tour and Other	Total
Total Revenues	$ 17,604	$ 8,467	$ 309	$ 241	$ 26,622
Cruise and tour operating expenses:					
Commissions, transportation and other	2,104	1,326	(99) (e)	—	
Onboard and other	2,215	549	52	—	
Payroll and related	1,438	1,001	149	—	
Fuel	1,207	600	2	—	
Food	1,065	432	2	—	
Adjusted other operating (a)(b)	2,561	1,171	105	177	
Total adjusted cruise and tour operating expenses	10,591	5,078	211	177	16,057
Adjusted selling and administrative expense (c)(d)	1,962	1,034	365	17	3,378
Depreciation and amortization expense	1,818	746	200	26	2,790
Adjusted Operating Income (Loss)	3,233	1,610	(468)	22	4,396
Gains on ship sales and impairments					110
Restructuring expenses					(13)
Other					(10)
Interest income					51
Interest expense, net of capitalized interest					(1,349)
Debt extinguishment and modification costs					(409)
Other income (expense), net					(4)
Income (Loss) Before Income Taxes					$ 2,772
Capital Expenditures	$ 2,367	$ 557	$ 647	$ 41	$ 3,611
Total Assets	$ 31,400	$ 16,030	$ 3,836	$ 421	$ 51,687

(a) Represents other operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; freight and logistics; insurance premiums; tour and other expenses for our hotel and transportation operations and all other ship operating expenses.

(b) Excludes gains on ship sales and impairments.

(c) Excludes restructuring expenses.

(d) Excludes certain other gains and losses that are not part of our core operating business.

(e) Includes intercompany port fees, taxes and charges to our cruise segments related to our port destinations and exclusive islands, which eliminate in consolidation.

(in millions)	North America	Europe	Cruise Support	Tour and Other	Total
	As of and for the year ended November 30, 2024				
Total Revenues	$ 16,802	$ 7,710	$ 255	$ 255	$ 25,021
Cruise and tour operating expenses:					
Commissions, transportation and other	2,072	1,245	(86) (d)	—	
Onboard and other	2,151	479	48	—	
Payroll and related	1,419	924	121	—	
Fuel	1,371	634	2	—	
Food	1,051	406	1	—	
Adjusted other operating (a)(b)	2,531	1,047	69	193	
Total adjusted cruise and tour operating expenses	10,594	4,734	156	193	15,677
Adjusted selling and administrative expense (c)	1,938	953	320	19	3,231
Depreciation and amortization expense ..	1,664	676	193	24	2,557
Adjusted Operating Income (Loss)	2,605	1,347	(414)	18	3,556
Gains on ship sales and impairments					39
Restructuring expenses					(21)
Interest income					93
Interest expense, net of capitalized interest					(1,755)
Debt extinguishment and modification costs					(79)
Other income (expense), net					83
Income (Loss) Before Income Taxes					$ 1,915
Capital Expenditures	$ 3,943	$ 270	$ 382	$ 32	$ 4,626
Total Assets	$ 30,892	$ 15,042	$ 2,732	$ 390	$ 49,057

(a) Represents other operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; freight and logistics; insurance premiums; tour and other expenses for our hotel and transportation operations and all other ship operating expenses.

(b) Excludes gains on ship sales and impairments.

(c) Excludes restructuring expenses.

(d) Includes intercompany port fees, taxes and charges to our cruise segments related to our port destinations and exclusive islands, which eliminate in consolidation.

156

(in millions)	As of and for the year ended November 30, 2023				
	North America	Europe	Cruise Support	Tour and Other	Total
Total Revenues	$ 14,588	$ 6,535	$ 206	$ 265	$ 21,593
Cruise and tour operating expenses:					
Commissions, transportation and other	1,773	1,059	(71) (d)	—	
Onboard and other	1,919	411	45	—	
Payroll and related	1,350	923	99	—	
Fuel	1,397	648	2	—	
Food	955	380	—	—	
Adjusted other operating (a)(b)	2,233	1,024	52	205	
Total adjusted cruise and tour operating expenses	9,628	4,445	127	205	14,405
Adjusted selling and administrative expense (c)	1,753	865	286	27	2,931
Depreciation and amortization expense	1,495	668	184	23	2,370
Adjusted Operating Income (Loss)	1,712	556	(392)	11	1,887
Gains on ship sales and impairments					88
Restructuring expenses					(19)
Interest income					233
Interest expense, net of capitalized interest					(2,066)
Debt extinguishment and modification costs					(111)
Other income (expense), net					(75)
Income (Loss) Before Income Taxes					$ (62)
Capital Expenditures	$ 1,932	$ 1,161	$ 179	$ 12	$ 3,284
Total Assets	$ 28,547	$ 16,524	$ 3,667	$ 382	$ 49,120

(a) Represents other operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; freight and logistics; insurance premiums; tour and other expenses for our hotel and transportation operations and all other ship operating expenses.

(b) Excludes gains on ship sales and impairments.

(c) Excludes restructuring expenses.

(d) Includes intercompany port fees, taxes and charges to our cruise segments related to our port destinations and exclusive islands, which eliminate in consolidation.

Revenue by country, which are based on where our guests are sourced, were as follows:

(in millions)	Years Ended November 30,					
	2025		2024		2023	
United States	$	14,847	$	14,061	$	12,253
Germany		3,348		3,063		2,651
United Kingdom		3,054		2,740		2,284
Other (a)		5,374		5,157		4,406
	$	26,622	$	25,021	$	21,593

(a) No other individual country's revenue exceeded 10% for the years ended November 30, 2025, 2024 and 2023.

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 — Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2025 included time-based share awards (restricted stock awards and restricted stock units) and performance-based share awards (restricted stock units) (collectively "equity awards"), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committees which are made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 22.7 million shares available for future grant at November 30, 2025. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares		Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2024	11,922,246	$	12.48
Granted	6,025,742	$	17.76
Vested	(4,295,161)	$	13.89
Forfeited	(1,088,724)	$	14.38
Outstanding at November 30, 2025	12,564,103	$	14.37

As of November 30, 2025, there was $157 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.6 years.

Single-employer Defined Benefit Pension Plans

We maintain several single-employer defined benefit pension plans, which cover certain shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. These plans provide pension benefits primarily based on employee compensation and years of service.

(in millions)	UK Plan (a)				All Other Plans			
	2025		2024		2025		2024	
Change in projected benefit obligation:								
Projected benefit obligation as of December 1	$	159	$	181	$	250	$	226
Past service cost		1		1		20		18
Interest cost		8		8		12		12
Benefits paid		(6)		(7)		(19)		(17)
Actuarial (gain) loss on plans' liabilities		(9)		(3)		(4)		12
Plan amendments		—		—		1		—
Plan curtailments, settlements and other		—		—		(1)		(1)
Administrative expenses		(1)		(1)		—		—
Exchange movements and other		7		(21)		—		—
Projected benefit obligation as of November 30		158		159		259		250
Change in plan assets:								
Fair value of plan assets as of December 1		168		196		8		9
Return (loss) on plans' assets		(5)		4		—		1
Employer contributions		—		—		19		17
Benefits paid		(6)		(7)		(19)		(17)
Plan settlements		—		—		(1)		(1)
Administrative expenses		(1)		(1)		—		—
Exchange movements and other		7		(25)		—		—
Fair value of plan assets as of November 30		163		168		8		8
Funded status as of November 30	$	5	$	9	$	(251)	$	(242)

(a) The P&O Princess Cruises (UK) Pension Scheme ("UK Plan").

The amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

(in millions)	UK Plan				All Other Plans			
	November 30,				November 30,			
	2025		2024		2025		2024	
Other assets	$	5	$	9	$	—	$	—
Accrued liabilities and other	$	—	$	—	$	30	$	32
Other long-term liabilities	$	—	$	—	$	221	$	210

The accumulated benefit obligation for all defined benefit pension plans was $252 million and $244 million at November 30, 2025 and 2024.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

(in millions)	November 30,			
	2025		2024	
Projected benefit obligation	$	259	$	250
Accumulated benefit obligation	$	252	$	244
Fair value of plan assets	$	8	$	8

The net periodic pension cost recognized in the Consolidated Statements of Income (Loss) were as follows:

(in millions)	UK Plan November 30, 2025	UK Plan November 30, 2024	UK Plan November 30, 2023	All Other Plans November 30, 2025	All Other Plans November 30, 2024	All Other Plans November 30, 2023
Service cost	$ 1	$ 1	$ 1	$ 20	$ 18	$ 18
Interest cost	8	8	8	12	12	11
Expected return on plan assets	(10)	(9)	(8)	—	—	—
Amortization of net loss (gain)	2	2	—	—	—	—
Settlement loss recognized	—	—	—	—	—	1
Net periodic pension cost (income)	$ 2	$ 2	$ 1	$ 33	$ 31	$ 30

The components of net periodic pension cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan 2025	UK Plan 2024	All Other Plans 2025	All Other Plans 2024
Discount rate	5.5%	5.2%	5.1%	5.2%
Rate of compensation increase	2.7%	2.9%	3.0%	3.0%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan 2025	UK Plan 2024	UK Plan 2023	All Other Plans 2025	All Other Plans 2024	All Other Plans 2023
Discount rate	5.2%	5.2%	4.3%	5.2%	5.6%	5.4%
Expected return on assets	5.7%	5.6%	4.3%	3.8%	6.0%	3.5%
Rate of compensation increase	2.9%	2.9%	2.9%	3.0%	3.0%	3.0%

The discount rate used to determine the UK Plan's projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan's obligations. The discount rate used to determine the UK Plan's future net periodic pension cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year's cash flow. The UK Plan's expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan's fiduciary manager (UK government fixed interest bonds (gilts)) plus 1.5% and was 5.1% per annum as of November 30, 2025.

Amounts recognized in AOCI are as follows:

	UK Plan November 30, 2025	UK Plan November 30, 2024	All Other Plans November 30, 2025	All Other Plans November 30, 2024
Actuarial losses (gains) recognized in the current year	$ 5	$ 2	$ (4)	$ 12
Amortization and settlements included in net periodic pension cost	$ (2)	$ (2)	$ (1)	$ (1)

We anticipate making contributions of $30 million to the plans during 2026. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	UK Plan	All Other Plans
2026	$ 8	$ 31
2027	8	25
2028	8	28
2029	9	27
2030	9	28
2031 – 2035	53	153
	$ 95	$ 293

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2025 and 2024, the All Other Plans were unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	November 30,	
	2025	2024
Equities	$ 12	$ 11
UK government fixed interest bonds (gilts)	151	157
	$ 163	$ 168

Multiemployer Defined Benefit Pension Plans

We participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) ("MNOPF"), which is divided into two sections, the "Old Section" and the "New Section," and the British Merchant Navy Ratings Pension Fund (registration number 10005646) ("MNRPF"). Collectively, we refer to these as "the multiemployer plans." The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

- Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
- If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers

We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership and future benefit accrual.

The MNOPF Old Section is fully funded and covered by a third-party insurer, with no further funding obligations.

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. Based on the final triennial valuation as of March 31, 2024 of the MNOPF New Section, it was determined that this plan was 99% funded. In 2025, 2024 and 2023, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund.

We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Based on the most recent triennial valuation at March 31, 2023 of the MNRPF, it was determined that this plan was 85% funded. Our share of the deficit of $3 million was paid in 2024. In 2025, 2024 and 2023, our contributions to the MNRPF did not exceed 5% of total contributions to the fund.

Total expense (benefit) for the multiemployer plans was $2 million in 2025, $(19) million in 2024 and $1 million in 2023.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $54 million in 2025, $47 million in 2024 and $48 million in 2023.

NOTE 14 — Earnings Per Share

(in millions, except per share data)	Years Ended November 30,		
	2025	**2024**	**2023**
Net income (loss)	$ 2,760	$ 1,916	$ (74)
Interest expense on dilutive Convertible Notes	71	94	—
Net income (loss) for diluted earnings per share	$ 2,831	$ 2,009	$ (74)
Weighted-average shares outstanding	1,312	1,274	1,262
Dilutive effect of equity awards	5	5	—
Dilutive effect of Convertible Notes	84	119	—
Diluted weighted-average shares outstanding	1,402	1,398	1,262
Basic earnings per share	$ 2.10	$ 1.50	$ (0.06)
Diluted earnings per share	$ 2.02	$ 1.44	$ (0.06)

Antidilutive shares excluded from diluted earnings per share computations were as follows:

(in millions)	November 30,		
	2025	**2024**	**2023**
Equity awards	—	—	4
Convertible Notes	—	—	130
Total antidilutive securities	—	—	134

NOTE 15 — Supplemental Cash Flow Information

(in millions)	November 30,		
	2025	**2024**	**2023**
Cash and cash equivalents (Consolidated Balance Sheets)	$ 1,928	$ 1,210	$ 2,415
Restricted cash (included in prepaid expenses and other and other assets)	30	21	21
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$ 1,958	$ 1,231	$ 2,436

Cash paid for interest, net of capitalized interest, was $1.2 billion in 2025, $1.6 billion in 2024 and $2.0 billion in 2023. Cash benefit received (paid) for income taxes, net was not material in 2025, 2024 and 2023. Non-cash purchases of property and equipment included in accrued liabilities and other were $417 million in 2025, $392 million in 2024 and $307 million in 2023.

For the years ended November 30, 2025, 2024 and 2023, we did not have borrowings or repayments of commercial paper with original maturities greater than three months.

In 2025, emission allowances and obligations of $48 million were surrendered and derecognized based on the first-in, first out method, and were non-cash activities.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 Internal Control — Integrated Framework (the "COSO Framework"). Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2025.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2025 as stated in their report, which is included in this 2025 Annual Report.

Josh Weinstein
Chief Executive Officer
January 27, 2026

David Bernstein
Chief Financial Officer and
Chief Accounting Officer
January 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") as of November 30, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity, and cash flows, for each of the two years in the period ended November 30, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of November 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission* (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended November 30, 2025, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Debt — Refer to Notes 2 and 5 to the Financial Statements

Critical Audit Matter Description

As of November 30, 2025, the Company had current debt of $2.6 billion, long-term debt of $24.0 billion, and recorded debt extinguishment and modification costs of $409 million. Debt is recorded at initial fair value, which normally reflects the proceeds received by the Company, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issuance costs related to a recognized debt liability are presented as a direct deduction of the carrying amount of that debt, consistent with debt discounts. Debt issuance costs related to the Company's revolving facility and export credit facilities not yet drawn are deferred and recorded as an asset. Debt issuance costs paid to lenders related to a recognized debt liability are netted against the proceeds from the related debt while debt issuance costs paid to third parties, or related to undrawn credit facilities, are presented separately within financing activities. Debt instruments are also evaluated by the Company for the existence of features that must be separated and accounted for as a derivative. During the year ended November 30, 2025, the Company entered into various debt transactions that involved issuance of new debt, modification and extinguishment of existing debt, and refinancing of existing syndicated debt.

We identified the accounting for debt and the related debt transactions, as a critical audit matter because of the complexity involved in (i) evaluating the accounting for the refinanced debt including whether such refinancing transactions resulted in a debt modification or extinguishment and the associated impact on debt issuance costs, including the recognition of debt extinguishment and modification costs, (ii) evaluating the appropriate statement of cash flow presentation for a debt transaction that involved a syndicated loan with multiple lenders, and (iii) evaluating the existence of and accounting for features embedded in new, amended and refinanced debt agreements that must be separated and accounted for as a derivative. This required an increased extent of effort due to the potential magnitude and complexity of the debt transactions, including the assistance of our professionals with specialized knowledge in the relevant technical accounting guidance required when performing audit procedures to address these matters.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting for debt and related debt transactions included the following, among others:

- We tested the effectiveness of controls over debt including those over the application of relevant technical accounting guidance to complex and significant debt transactions.
- We evaluated and tested management's debt modification or extinguishment analysis by:
    - Testing the accuracy and completeness, including mathematical accuracy, of management's analysis.
    - Evaluating management's analysis over whether the debt transactions met the conditions to be treated as a debt modification or extinguishment by evaluating their analysis against the relevant technical accounting guidance.
- We evaluated and tested management's analysis of the cash receipts and repayment amounts, on a lender-by-lender basis, related to the refinancing of existing syndicated debt to assess the appropriateness of such amounts in the statement of cash flows presentation by:

- ◦ Reading the terms of the debt agreements related to the syndicated loan with multiple lenders.
  - ◦ Testing the completeness and accuracy, including mathematical accuracy, of the Company's lender-by-lender analysis.
  - ◦ Evaluating management's analysis over whether the cash receipts and repayment amounts, on a lender-by-lender basis, met the conditions to be accounted for as a debt modification or extinguishment.
  - ◦ Utilizing the assistance of our professionals with specialized knowledge in the relevant technical accounting guidance we evaluated the Company's conclusion regarding the appropriate statement of cash flow presentation.

- We evaluated the conclusions reached by management on their analysis of the terms in the new, amended and refinanced debt agreements to evaluate the existence of features in the new, amended and refinanced debt agreements that must be separated and accounted for as a derivative by:
  - ◦ Reading the terms for a selection of debt agreements to evaluate the existence of features in the new, amended and refinanced debt agreements that must be separated and accounted for as a derivative.
  - ◦ Evaluating management's analysis identifying the existence of and accounting for the features in the new, amended and refinanced debt agreements that must be separated and accounted for as a derivative by evaluating their analysis against the relevant technical accounting guidance.

Deloitte & Touche LLP

Miami, Florida
January 27, 2026

We have served as the Company's auditor since fiscal 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinion on the Financial Statements

We have audited the consolidated statements of income (loss), of comprehensive income (loss), of shareholders' equity and of cash flows of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") for the year ended November 30, 2023 including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended November 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in the consolidated statements of shareholders' equity, the Company changed the manner in which it accounts for convertible instruments in 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida

January 26, 2024, except for the change in the manner in which the Company accounts for segments discussed in Note 2 to the consolidated financial statements, as to which the date is January 27, 2026

We served as the Company's auditor from 2003 to 2024. Prior to that, we served as Carnival Corporation's auditor since at least 1986. We were not able to determine the specific year we began serving as auditor of Carnival Corporation.

COMMON STOCK AND ORDINARY SHARES

Carnival Corporation common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol "CCL." Carnival plc ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc American Depositary Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depositary for the ADSs is JPMorgan Chase Bank, N.A.

As of January 13, 2026, there were 2,164 holders of record of Carnival Corporation common stock and 27,361 holders of record of Carnival plc ordinary shares and 376 holders of record of Carnival plc ADSs.

We did not pay or declare dividends on Carnival Corporation common stock or Carnival plc ordinary shares for the year ended November 30, 2025.

In December 2025, the Boards of Directors approved the reinstatement of the company's quarterly dividend and declared an initial $0.15 per share dividend with a record date of February 13, 2026 and a payment date of February 27, 2026.

Holders of Carnival Corporation common stock and Carnival plc ADSs will receive the dividend payable in U.S. dollars. The dividend for Carnival plc ordinary shares will be payable in U.S. dollars or sterling. In the absence of instructions or elections to the contrary, holders of Carnival plc ordinary shares will automatically receive the dividend in sterling.

Dividends payable in sterling will be converted from U.S. dollars at the exchange rate quoted by Bloomberg (BFIX) in London at 12 noon on February 17, 2026. Holders of Carnival plc ordinary shares wishing to receive their dividend in U.S. dollars or participate in the Carnival plc Dividend Reinvestment Plan must elect to do so by February 13, 2026.

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the price performance of $100 if invested in Carnival Corporation common stock with the price performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index ("Dow Jones Recreational Index"), the Dow Jones U.S. Travel and Leisure Index, the FTSE 100 Index and the S&P 500 Index. The price performance, as used in the performance graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.

In 2025, we elected to change the comparative industry peer group from the Dow Jones Recreational Index to the Dow Jones U.S. Travel and Leisure Index as we believe it provides a more meaningful comparison and is better aligned with the competitive market in which we operate. We also elected to remove the comparison to the FTSE 100 Index given our decision to unify our DLC arrangement from two companies with two stock exchange listings and share prices into one single company, Carnival Corporation, listed on the New York Stock Exchange with one share price globally.



5-Year Cumulative Total Returns

	Assumes $100 Invested on November 30, 2020 Assumes Dividends Reinvested Years Ended November 30,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Carnival Corporation Common Stock	$ 100	$ 88	$ 50	$ 75	$ 127	$ 129
Dow Jones Recreational Index	$ 100	$ 103	$ 80	$ 103	$ 186	$ 197
Dow Jones U.S. Travel & Leisure	$ 100	$ 108	$ 101	$ 118	$ 156	$ 155
FTSE 100 Index	$ 100	$ 117	$ 130	$ 133	$ 154	$ 187
S&P 500 Index	$ 100	$ 128	$ 116	$ 132	$ 177	$ 204

CORPORATE AND OTHER INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chair of the Boards of Directors

David Bernstein
Chief Financial Officer and Chief
Accounting Officer

Bettina Deynes
Global Chief Human Resources Officer

Lars Ljoen
Chief Maritime Officer

Enrique Miguez
General Counsel

Josh Weinstein
Chief Executive Officer

BOARDS OF DIRECTORS

Micky Arison
Chair of the Boards,
Carnival Corporation & plc

Sir Jonathon Band
Former First Sea Lord and
Chief of Naval Staff,
British Navy

Jason Glen Cahilly
Chief Executive Officer,
Dragon Group LLC

Nelda J. Connors
Chair and Chief Executive Officer,
Pine Grove Holdings, LLC

Helen Deeble
Former Chief Executive Officer,
P&O Ferries Division Holdings Ltd.

Jeffrey J. Gearhart
Former Executive Vice President, Global
Governance and Corporate Secretary,
Walmart, Inc.

Katie Lahey
Former Chair,
Korn Ferry Australasia

Stuart Subotnick
President and Chief Executive Officer,
Metromedia Company

Laura Weil
Founder and Managing Partner,
Village Lane Advisory LLC

Josh Weinstein
Chief Executive Officer,
Carnival Corporation & plc

Randy Weisenburger
Managing Member,
Mile26 Capital LLC

DIRECTORS EMERITUS AND LIFE PRESIDENTS

Ted Arison (1924-1999)
Chair Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman (1931-2019)
Chair Emeritus
Holland America Line Inc.

Meshulam Zonis (1933-2009)
Director Emeritus, Carnival Corporation

Uzi Zucker
Director Emeritus, Carnival Corporation & plc

Horst Rahe
Life President of AIDA Cruises

**The Lord Sterling of
Plaistow GCVO, CBE**
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation & plc
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office in the UK
Carnival plc
Carnival House
100 Harbour Parade
Southampton S015 1ST UK
44 (0) 23 8065 5000

Registrars and Stock Transfer Agents
Carnival Corporation
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.
800-568-3476 (U.S., U.S. Territories and
Canada)
781-575-2879 (Outside the U.S., U.S. Territories
and Canada)

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA UK
www.shareview.co.uk
44 (0) 371 384 2665 (UK)
If calling from outside of the UK, please ensure
the country code is used

Other Shareholder Information
Copies of our joint Annual Report on
Form 10-K, joint Quarterly Reports on
Form 10-Q, joint Current Reports on
Form 8-K, Carnival plc Annual and Half-Yearly
Reports and all amendments to those reports,
press releases and other documents, as well as
information on our cruise brands, are available
through our website at www.carnivalcorp.com
or www.carnivalplc.com.



CARNIVAL
CORPORATION&PLC

Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A. www.carnivalcorp.com
Carnival House 100 Harbour Parade Southampton S015 1ST UK www.carnivalplc.com

CARNIVAL
CORPORATION & PLC.

2026

NOTICE OF ANNUAL MEETINGS
OF SHAREHOLDERS
AND PROXY STATEMENT



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Sign up for e-Delivery and/or vote online:

Carnival Corporation shareholders:

Go to www.proxyvote.com or scan the QR code



Carnival plc shareholders:

Go to www.shareview.co.uk or scan the QR code





CARNIVAL
CORPORATION&PLC.



OUR COMPANY

Carnival Corporation & plc (NYSE: CCL and CUK; LSE: CCL) is the largest global cruise company and among the largest leisure travel companies with a portfolio of world-class cruise lines.

Cruising offers a broad range of products and services to suit vacationing guests of many ages, backgrounds and interests. Each brand in our portfolio meets the needs of a distinct set of consumer psychographics and vacation needs which allows us to penetrate large addressable customer segments.



OUR PURPOSE & MISSION

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.



CORE VALUES

- **Listen & Learn** – We listen—actively and inclusively—to make better decisions and learn from our successes and failures.
- **Speak Up** – We can respectfully share ideas, feedback, concerns and questions with confidence.
- **Respect & Protect** – We protect what matters—our people, our company and our planet—treating everyone with dignity and respect.
- **Always Improving** – We always try to do our jobs better and innovate to drive the business forward.
- **Better Together** – We work collaboratively as a team to successfully deliver on our purpose, mission and goals.
- **Guest Obsessed** – We put our guests front and center, delighting them at every opportunity.












Carnival Place	Carnival House
3655 N.W. 87th Avenue	100 Harbour Parade
Miami, Florida 33178-2428	Southampton SO15 1ST
United States	United Kingdom

 **Letter to Shareholders from our Chief Executive Officer**



JOSH WEINSTEIN
Chief Executive
Officer

Dear Fellow Shareholders,

2025 was another strong year that exceeded expectations, setting new records across our business and achieving more milestones, including:

- Record revenues of $26.6 billion
- All-time high operating income of $4.5 billion, up 25 percent compared to the prior year
- Achieved the highest adjusted return on invested capital ("ROIC") in 19 years
- Record booking trends with continued strong close-in demand throughout the year
- Ended 2025 with record year-end customer deposits, up nearly 7 percent year over year

In 2025, we made significant progress strengthening our balance sheet. We successfully completed our $19 billion refinancing plan in less than a year and reduced total debt by over $10 billion since our peak in January 2023. In addition, we surpassed our investment grade leverage metric threshold. These accomplishments enabled us to reinstate our dividend, reflecting both our confidence in the durability of our cash generation and the improvements we have made to our balance sheet.

Looking forward, we are well-positioned to create even greater shareholder value over time as we continue to reinvest in our future. This will be driven by our focus on driving commercial excellence, disciplined newbuild strategy, our expansion of AIDA Evolution-style return-generating ship enhancement initiatives across several of our other cruise lines and our exclusive destination development program.

We continue to strengthen our demand generation efforts to position ourselves for success in 2026 and beyond, while also capturing additional market share from land-based vacation alternatives. Our world-class cruise lines are refining their focus on target markets, sharpening marketing messages and reaching target consumers more efficiently. We are also enhancing our commercial strategies by leveraging AI to improve marketing effectiveness, deliver personalized experiences and drive efficiency gains across all our cruise lines. Together, we believe these initiatives will increase same ship revenues, drive margins and returns higher over time and help to close the price-to-value gap we offer versus to land-based alternatives.

In 2025, we opened our game-changing new exclusive destination, Celebration Key, Grand Bahama, which has already hosted more than one million guests since its July opening. We will continue to build on the success of Celebration Key through planned expansions at some of our other Paradise Collection properties, including RelaxAway, Half Moon Cay and Isla Tropicale (formerly Mahogany Bay) in 2026. In addition, we recently announced the development of Ensenada Bay Village—*Treasures of Baja*. This destination will showcase the natural beauty of Baja California, Mexico through a blend of adventure, culture and relaxation experiences while benefitting our west coast deployments.

During 2025, we also continued making progress towards our sustainability goals. We reached our 2030 goal ahead of schedule, cutting year-over-year greenhouse gas emissions intensity by 20% relative to our 2019 baseline. Separately, our Less Left Over strategy helped reduce food waste by over 47%, edging closer to our 50% target set for 2030.

In addition, we continue to take actions that will strengthen our ability to deliver long-term shareholder value. We recently announced that our Boards of Directors recommends unifying our dual-listed company framework under a single corporate entity to streamline governance and reporting. This would create a single global share price, reduce administrative costs and is expected to increase liquidity and weighting in major U.S. stock indexes.

Together in 2025, we delivered unforgettable happiness to over 13.5 million people around the world by providing them with extraordinary cruise vacations while honoring the integrity of every ocean we sail, place we visit and life we touch. We are grateful for the efforts of our 160,000 hard-working and dedicated team members who delivered incredible results this year and have set us up well for another step forward in 2026.

Sincerely,

JOSH WEINSTEIN
Chief Executive Officer

February 27, 2026

Table of Contents



Information about Attending the Annual Meetings

You are cordially invited to attend our Annual Meetings of Shareholders:

 **DATE**

Friday, April 17, 2026

 **TIME**

9:00 a.m. (EDT)[1]

The Carnival plc Annual General Meeting will begin first, followed by the Carnival Corporation Annual Meeting.

Shareholders of each may attend both meetings.

 **LOCATION**

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States

 **LIVE VIDEO BROADCAST**

Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom, 2:00 p.m. (BST)[1]

Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors present at the Annual Meetings in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual Meetings.

Details regarding the matters to be voted on are contained in the attached Notices of Annual Meetings of Shareholders and Proxy Statement. Because of the dual listed company arrangement, all voting will take place on a poll (or ballot).

Please read the section "Security Measures" below for further details on how we plan to conduct the meetings to prioritize the safety and security of our employees, shareholders and other stakeholders.

Your vote is important. We encourage you to vote as soon as possible to ensure your vote is recorded promptly, even if you plan to attend the Annual Meetings of Shareholders.

 **The Boards of Directors recommend that you vote in favor of Proposals 1 through 19.**

The Boards of Directors consider the approval of Proposals 1 through 19 to be in the best interests of Carnival Corporation and Carnival plc and their shareholders.

We are furnishing the proxy materials to shareholders on or about February 27, 2026

 **SECURITY MEASURES**

Due to security measures, all bags will be subject to search, and all persons who attend the meeting will be subject to a metal detector and/or a hand wand search. We will be unable to admit anyone who does not comply with these security procedures.

 **MEETING ADMISSION REQUIREMENTS**

Attendance at the Annual Meeting of Carnival Corporation Shareholders is limited to shareholders and their duly appointed proxies or corporate representatives. Each attendee will be asked to present valid government-issued picture identification, such as a driver's license or passport.

Shareholders holding shares in brokerage accounts ("under a street name") will need to bring a copy of a brokerage statement reflecting share ownership as of the record date (February 17, 2026).

---

[1]   Or as soon thereafter as the special meetings of the shareholders of Carnival Corporation and Carnival plc and the Carnival plc court meeting (the "Special Meetings") shall have been concluded or adjourned. The Special Meetings will be held immediately prior to the Annual Meetings of Shareholders to consider the proposed unification of the DLC structure under a single company, Carnival Corporation, with Carnival plc as its wholly-owned UK subsidiary, the shifting of Carnival Corporation's legal incorporation from Panama to Bermuda under the name Carnival Corporation Ltd., and the related approvals.

 # Voting Information

<table>
<tr>
<td>

YOUR VOTE IS IMPORTANT.

We encourage you to vote as soon as possible, even if you plan to attend the Annual Meetings of Shareholders.

</td>
<td colspan="2">

 **ELIGIBILITY TO VOTE**

All eligible shareholders may vote in person at the 2026 Annual Meetings of Shareholders. Please refer to details about how to vote in person in the "Question and Answers" section.

</td>
</tr>
<tr>
<td></td>
<td>

Carnival Corporation Shareholders

You are eligible to vote if you were a shareholder as of **the close of business (EDT) on February 17, 2026.**

</td>
<td>

Carnival plc Shareholders

You are eligible to vote if you are a shareholder as of **6:30 p.m. (BST) on April 15, 2026.**

</td>
</tr>
</table>

 **HOW TO VOTE**

REGISTERED HOLDERS

To make sure your vote is counted, please cast your vote as soon as possible by one of the following methods:

Voting Method	Carnival Corporation Shareholders	Carnival plc Shareholders
Internet	www.proxyvote.com, 24/7	www.shareview.co.uk, 24/7
Telephone	1-800-690-6903 (toll-free)	N/A
CREST	N/A	Using CREST electronic proxy appointment service (if you hold your shares through CREST)
Mobile Device	Scan the QR code	Scan the QR code
Mail	Complete and mail your signed form	Complete and mail your signed proxy form
At the Meeting	Attend the annual meeting and cast your ballot	Attend the annual meeting and cast your ballot

BENEFICIAL OWNERS (HOLDERS IN STREET NAME): your bank or broker will provide you with instructions on how to vote.

 **ENROLL FOR ELECTRONIC DELIVERY**

We encourage shareholders to sign up to receive future proxy materials electronically. If you have not already enrolled, please consider doing so as it:

- is simple and convenient
- saves time and money
- is environmentally friendly

	Carnival Corporation Shareholders	Carnival plc Shareholders
Internet	www.investordelivery.com	www.shareview.co.uk
Mobile Device	Scan the QR code	Scan the QR code








Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States



Notice of 2026 Annual Meeting of Carnival Corporation Shareholders

We are pleased to invite you to attend Carnival Corporation's 2026 Annual Meeting of Carnival Corporation Shareholders.

 **WHEN**

Friday, April 17, 2026
9:00 a.m. (EDT)[1]

 **WHERE**

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States

 **ELIGIBILITY TO VOTE AND RECORD DATE**

The Board of Directors set February 17, 2026 as the record date for the Annual Meeting of Carnival Corporation Shareholders. This means that our shareholders as of the close of business on that date are entitled to receive this notice of the meeting and vote their shares.

	Items of Business	Board Recommendation	Page Reference
1-11	To re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc	☑ **FOR** each Director nominee	9
1	To re-elect Micky Arison as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	16
2	To re-elect Sir Jonathon Band as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	16
3	To re-elect Jason Glen Cahilly as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	17
4	To re-elect Nelda J. Connors as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	18
5	To re-elect Helen Deeble as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	19
6	To re-elect Jeffrey J. Gearhart as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	20
7	To re-elect Katie Lahey as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	21
8	To re-elect Stuart Subotnick as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	22
9	To re-elect Laura Weil as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	23
10	To re-elect Josh Weinstein as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	24
11	To re-elect Randall Weisenburger as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	25
12	To hold a (non-binding) advisory vote to approve executive compensation.	☑ FOR	48

---

[1] Or as soon thereafter as the Special Meetings shall have been concluded or adjourned.

Items of Business		Board Recommendation	Page Reference
13	To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (in accordance with legal requirements applicable to UK companies).	☑ FOR	49
14	To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.	☑ FOR	86
15	To authorize the Audit Committee of Carnival plc to determine the remuneration of the independent auditor of Carnival plc (in accordance with legal requirements applicable to UK companies).	☑ FOR	86
16	To receive the accounts and reports of the Directors and auditor of Carnival plc for the year ended November 30, 2025 (in accordance with legal requirements applicable to UK companies).	☑ FOR	90
17	To approve the giving of authority for the allotment of new shares by Carnival plc (in accordance with customary practice for UK companies).	☑ FOR	91
18	To approve, subject to Proposal 17 passing, the disapplication of pre-emption rights in relation to the allotment of new shares and sale of treasury shares by Carnival plc (in accordance with customary practice for UK companies).	☑ FOR	91
19	To approve a general authority for Carnival plc to buy back Carnival plc ordinary shares in the open market (in accordance with legal requirements applicable to UK companies desiring to implement share buyback programs).	☑ FOR	94
20	To transact such other business as may properly come before the meeting.		

How to Vote

Your vote is important. Please review the proxy materials for the 2026 Annual Meeting of Carnival Corporation Shareholders and follow the instructions.

	INTERNET	TELEPHONE	MOBILE DEVICE	MAIL	AT THE MEETING
Registered Holders	www.proxyvote.com 24/7	Call 1-800-690-6903 (toll-free)	Scan the QR code	Complete and mail your signed form in the postage-paid envelope	Attend the annual meeting and cast your ballot
Beneficial Owners (Holders in Street Name)	Follow the instructions provided by your broker, bank or other nominee			Return a properly executed voting instruction form by mail, depending upon the methods your broker, bank or other nominee makes available	To attend the annual meeting, you will need proof of ownership and a legal proxy from your broker, bank or other nominee
Deadline	11:59 p.m. Eastern Time on April 16, 2026, if you are a registered holder			If you are a beneficial owner, please refer to the information provided by your broker, bank or other nominee	

Meeting Admission Requirements

Attendance at the Annual Meeting of Carnival Corporation Shareholders is limited to shareholders and their duly appointed proxies or corporate representatives. Each attendee will be asked to present valid government-issued picture identification, such as a driver's license or passport. Shareholders holding shares in brokerage accounts ("under a street name") will need to bring a copy of a brokerage statement reflecting share ownership as of the record date (February 17, 2026). Additional requirements are included in the "Security Measures" section above.

Notice of Internet Availability

Carnival Corporation is continuing to take advantage of U.S. Securities and Exchange Commission ("SEC") rules that allow it to deliver proxy materials over the Internet. Under these rules, Carnival Corporation is sending its shareholders a one-page notice regarding the Internet availability of proxy materials instead of a full set of proxy materials, unless they previously requested to receive printed copies.

If you receive this one-page notice, you will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all of the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of the proxy materials.

All Carnival Corporation shareholders are urged to follow the instructions in the notice and submit their votes using one of the voting methods described in the proxy materials. If you receive a printed copy of the proxy materials, the accompanying envelope for return of the proxy card requires no postage.

Any shareholder attending the Annual Meeting of Carnival Corporation Shareholders in Miami, Florida may personally vote on all matters that are considered, in which event any previously submitted proxy will be revoked.



On Behalf of the Board of Directors,

DOREEN S. FURNARI
Company Secretary

January 27, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETINGS TO BE HELD ON APRIL 17, 2026	The Notice of Annual Meetings of Shareholders, Proxy Statement and the Annual Report are available on our websites at **www.carnivalcorp.com** and **www.carnivalplc.com**.



CARNIVAL PLC

(incorporated and registered in England and Wales under number 4039524)

Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom

 # Notice of 2026 Annual General Meeting of Carnival plc Shareholders

THIS NOTICE OF ANNUAL GENERAL MEETING IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the UK Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Carnival plc, please send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of Carnival plc will be held:

 **WHEN**

Friday, April 17, 2026
9:00 a.m. (EDT)[1]

 **WHERE**

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States

 **ELIGIBILITY TO VOTE**

Carnival plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 15, 2026 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6:30 p.m. (BST) on April 15, 2026 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

 **LIVE VIDEO BROADCAST**

Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom, 2:00 p.m. (BST)[1]

Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors present at the Annual Meetings in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual Meetings.

---

[1] Or as soon thereafter as the Special Meetings shall have been concluded or adjourned.

The meeting will be held for the purpose of considering and, if thought fit, passing the resolutions described below:

Proposals	Vote Required
• Proposals 1 through 17 will be proposed as **ordinary resolutions**.	For ordinary resolutions, the **required majority is more than 50% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.
• Proposals 18 and 19 will be proposed as **special resolutions**.	For special resolutions, the **required majority is not less than 75% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.

Proposals		Board Recommendation	Page Reference
1-11	**RE-ELECTION OF 11 DIRECTORS NAMED IN THIS PROXY STATEMENT** To re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc	☑ **FOR** each Director nominee	9
1	To re-elect Micky Arison as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	16
2	To re-elect Sir Jonathon Band as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	16
3	To re-elect Jason Glen Cahilly as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	17
4	To re-elect Nelda J. Connors as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	18
5	To re-elect Helen Deeble as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	19
6	To re-elect Jeffrey J. Gearhart as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	20
7	To re-elect Katie Lahey as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	21
8	To re-elect Stuart Subotnick as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	22
9	To re-elect Laura Weil as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	23
10	To re-elect Josh Weinstein as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	24
11	To re-elect Randall Weisenburger as a Director of Carnival Corporation and as a Director of Carnival plc.	☑ FOR	25
12	**EXECUTIVE COMPENSATION**	☑ **FOR**	46
12	To hold a (non-binding) advisory vote to approve executive compensation (in accordance with legal requirements applicable to U.S. companies).	☑ FOR	46
13	**DIRECTORS' REMUNERATION REPORT**	☑ **FOR**	48
13	To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (as set out in the annual report for the year ended November 30, 2025).	☑ FOR	48
14- 15	**APPOINTMENT AND REMUNERATION OF CARNIVAL PLC AUDITOR AND RATIFICATION OF CARNIVAL CORPORATION AUDITOR**	☑ **FOR**	85
14	To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.	☑ FOR	85

Proposals		Board Recommendation	Page Reference
	15 To authorize the Audit Committee of the Board of Directors of Carnival plc to determine the remuneration of the independent auditor of Carnival plc.	FOR	85
16	**ACCOUNTS AND REPORTS** To receive the accounts and the reports of the Directors and auditor of Carnival plc for the year ended November 30, 2025.	FOR	89
17	**ALLOTMENT OF SHARES** THAT the Directors of Carnival plc be and they are hereby authorized to allot shares in Carnival plc and to grant rights to subscribe for or convert any security into shares in Carnival plc: (a) up to an aggregate nominal amount of $104,295,964 (such amount to be reduced by the nominal amount allotted or granted under paragraph (b) below in excess of such sum); and (b) up to an aggregate nominal amount of $208,591,929 (such amount to be reduced by any allotments or grants made under paragraph (a) above) in connection with or pursuant to an offer of or invitation to apply for equity securities by way of a pre-emptive offer or invitation (including a rights issue or an open offer): • to ordinary shareholders in proportion (as nearly as may be practicable) to their holdings of ordinary shares on the record date for such allotment; and • to holders of any other class of equity securities as required by the rights of those securities or as the Directors of Carnival plc otherwise consider necessary, and so that the Directors of Carnival plc may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year's Carnival plc Annual General Meeting (or, if earlier, until the close of business on July 16, 2027) but, in each case, Carnival plc may, before the expiry of such authorities, make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authorities expire and the Directors of Carnival plc may allot shares or grant rights to subscribe for or convert securities into shares under, or in pursuance of, any such offer or agreement as if the authorities had not expired.	FOR	90
18	**DISAPPLICATION OF PRE-EMPTION RIGHTS** THAT, subject to Proposal 17 passing, the Directors of Carnival plc be given power to allot equity securities (as defined in the UK Companies Act 2006 (the "Companies Act")) for cash under the authority given by that resolution and/or to sell ordinary shares held by Carnival plc as treasury shares for cash as if Section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited: (a) to the allotment of equity securities and sale of treasury shares for cash in connection with or pursuant to an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph (b) of Proposal 17, by way of a pre-emptive offer or invitation (including a rights issue or open offer): • to ordinary shareholders in proportion (as nearly as may be practicable) to their holdings of ordinary shares on the record date for such allotment or sale; and • to holders of any other class of equity securities, as required by the rights of those securities, or as the Directors of Carnival plc otherwise consider necessary, and so that the Directors of Carnival plc may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;	FOR	90

Proposals	Board Recommendation	Page Reference

(b) in the case of the authority granted under paragraph (a) of Proposal 17 and/or in the case of any sale of treasury shares for cash, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above or paragraph (c) below) up to a nominal amount of $31,288,789; and

(c) in the case of the authority granted under paragraph (a) of Proposal 17 and/or in the case of any sale of treasury shares for cash, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraphs (a) or (b) above) up to a nominal amount equal to 20 percent of any allotment of equity securities or sale of treasury shares from time to time under paragraph (b) above, such authority to be used only for the purposes of making a follow-on offer which the Directors of Carnival plc determine to be of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice,

such power to apply until the end of next year's Carnival plc Annual General Meeting (or, if earlier, until the close of business on July 16, 2027) but, in each case, Carnival plc, before the expiry of such power, may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and/or treasury shares to be sold) after the power expires and the Directors of Carnival plc may allot equity securities (and sell treasury shares) under, or in pursuance of, any such offer or agreement as if the power had not expired.

19 **GENERAL AUTHORITY TO BUY BACK CARNIVAL PLC ORDINARY SHARES**

 FOR   94

THAT Carnival plc be and is generally and unconditionally authorized to make market purchases (within the meaning of Section 693(4) of the UK Companies Act 2006) of ordinary shares of $1.66 each in the capital of Carnival plc on such terms and in such manner as the Directors of Carnival plc may determine, and where such shares are held as treasury shares, Carnival plc may use them for the purposes of its employee share schemes, subject to the following conditions:

(a) the maximum number of ordinary shares authorized to be acquired is 18,848,668;

(b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is $1.66;

(c) the maximum price (exclusive of expenses) which may be paid for an ordinary share is an amount equal to the higher of:

- 105% of the average of the middle market quotations for an ordinary share of Carnival plc, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

- the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share on the trading venues where the purchase is carried out; and

(d) unless previously revoked or renewed, this authority shall expire at the end of next year's Carnival plc Annual General Meeting (or, if earlier, at close of business on July 16, 2027), but Carnival plc may, before the expiry of this authority, make contracts to purchase ordinary shares that would or might be executed wholly or partly after this authority expires and Carnival plc may make purchases of ordinary shares under any such contract as if this authority had not expired.

 **There are 19 Proposals that require shareholder approval at the Annual General Meeting this year. The Directors unanimously recommend that you vote in favor of Proposals 1 through 19.**

The Directors encourage you to submit your vote using one of the voting methods described herein. Submitting your voting instructions by any of these methods will not affect your right to attend the meeting in person should you so choose.

Voting Arrangements for Carnival plc Shareholders

Your vote is important. Carnival plc shareholders can vote in any of the following three ways:

1. by attending the Annual General Meeting and voting in person or, in the case of corporate shareholders, by corporate representatives;

2. by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice of Annual General Meeting; or

3. by voting electronically as described below.

VOTING IN PERSON

If you come to the Annual General Meeting, please bring the attendance card (attached to the enclosed proxy form) with you. This will mean you can register more quickly.

In order to attend and vote at the Annual General Meeting, a corporate shareholder may appoint one or more individuals to act as its representative. The appointment must comply with the requirements of Section 323 of the Companies Act. Each representative should bring evidence of their appointment, including any authority under which it is signed, to the meeting. If you are a corporation and are considering appointing a corporate representative to represent you and vote your shareholding in Carnival plc at the Annual General Meeting, you are strongly encouraged to pre-register your corporate representative to make registration on the day of the meeting more efficient. In order to pre-register, please email your Letter of Representation to Carnival plc's registrars, Equiniti Limited, at proxyvotes@equiniti.com.

Please note that each shareholder or their duly appointed proxies and corporate representatives will be required to comply with the "Meeting Admission Requirements" and "Security Measures" in the "Information about Attending the Annual Meetings" section preceding the Carnival plc Notice of Annual General Meeting.

Please note that shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be treated as, or considered to be, "in attendance" at the Annual Meetings and therefore will not be able to vote in person from Southampton.

VOTING BY PROXY

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote in his or her stead. A proxy need not be a shareholder of Carnival plc. A shareholder may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To appoint more than one proxy, please follow the notes contained in the proxy form. A person who is nominated to enjoy information rights in accordance with Section 146 of the Companies Act, but who is not a shareholder, is not entitled to appoint a proxy. Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton.

If you are a person nominated to enjoy information rights in accordance with Section 146 of the Companies Act you may have a right under an agreement between you and the member by whom you were nominated to be appointed, or to have someone else appointed, as a proxy for the meeting. If you have no such right, or you have such a right but do not wish to exercise it, you may have a right under such an agreement to give instructions to the member as to the exercise of voting rights.

To be effective, a duly completed proxy form and the authority (if any) under which it is signed, or a notarially certified copy of such authority, must be deposited (whether delivered personally or by post) at the offices of Carnival plc's registrars as soon as possible and in any event by no later than 2:00 p.m. (BST) on April 15, 2026.

 Equiniti Limited
Aspect House
Spencer Road
Lancing BN99 6DA
United Kingdom

Alternatively, a proxy vote may be submitted via the Internet in accordance with the instructions set out on the proxy form.

In the case of joint registered holders, the signature of one holder on a proxy card will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which names stand on the register of shareholders of Carnival plc in respect of the relevant joint holding.

If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual, which can be viewed at **www.euroclear.com**. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the Notice of Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Carnival plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by Carnival plc and approved by the registrar. For further information regarding Proxymity, please go to **www.proxymity.io**. Your proxy must be lodged by 2:00 p.m. (BST) on April 15, 2026 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

VOTING ELECTRONICALLY

Shareholders are entitled to vote online at **www.shareview.co.uk.** First, please log in to your Shareview Portfolio. Once you have logged in, simply click "View" on the "My Investments" page and then click on the link to vote and follow the on-screen instructions If you have not yet registered for a Shareview Portfolio, please go to **www.shareview.co.uk** and enter the requested information. Shareholders voting electronically should vote as soon as possible, and in any event by no later than 2:00 p.m. (BST) on April 15, 2026. of any person to attend or vote at the meeting.

SHAREHOLDERS WHO ARE ENTITLED TO ATTEND OR VOTE

Carnival plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 15, 2026 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6:30 p.m. (BST) on April 15, 2026 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Asking Questions at the Meeting

Any shareholder attending the meeting has the right to ask questions. Carnival plc must cause to be answered any such question relating to the business being dealt with at the meeting, but no such answer need be given if:

- to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

- the answer has already been given on a website in the form of an answer to a question; or

- it is undesirable in the interests of Carnival plc or the good order of the meeting that the question be answered.

Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors present at the Annual Meetings in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual General Meeting.

Documents Available for Inspection

Copies of all letters of appointment between each Director and Carnival plc will be available for inspection during normal business hours on any weekday (public holidays excluded) at the registered office of Carnival plc from the date of this notice until and including the date of the meeting and at the place of the meeting for at least 15 minutes prior to and during the meeting.

Rights Under Sections 338 and 338A

Under Sections 338 and 338A of the Companies Act, shareholders meeting the threshold requirements in those Sections have the right to require Carnival plc: (i) to give, to shareholders of Carnival plc entitled to receive notice of the meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective, (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorized by the person or persons making it, must be received by Carnival plc not later than March 6, 2026, being the date six clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Website Materials

This Proxy Statement and other information required by Section 311A of the Companies Act have been posted on our websites at **www.carnivalcorp.com** and **www.carnivalplc.com**.

You may not use any electronic address (within the meaning of Section 333 of the Companies Act) provided in this Proxy Statement (or in any related documents including the proxy form) to communicate with Carnival plc for any purposes other than those expressly stated.

Under Section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that Section have the right to require Carnival plc to publish on a website a statement setting out any matter relating to:

- the audit of Carnival plc's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Annual General Meeting; or

- any circumstance connected with an auditor of Carnival plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act.

Carnival plc may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act. Where Carnival plc is required to place a statement on a website under Section 527 of the Companies Act, it must forward the statement to Carnival plc's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting includes any statement that Carnival plc has been required under Section 527 of the Companies Act to publish on a website.



By Order of the Board of Directors,

DOREEN S. FURNARI
Company Secretary

January 27, 2026

REGISTERED OFFICE

Carnival House | 100 Harbour Parade | Southampton SO15 1ST | United Kingdom


This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider.

You should read the entire Proxy Statement carefully before voting.

2025 Business Highlights

>13.6 Million
guests carried



Opened Celebration Key, Grand Bahama
our newest exclusive destination



~15%
reduction in absolute GHG emissions as compared to our peak year of 2011



$26.6 Billion
record total revenue



$2.8 Billion
net income
~45% increase vs. 2024



>25%
debt reduction since our Jan. 2023 peak ($9 billion)



2026 SEA Change Targets
Achieved 18 months in advance



Investment Grade Leverage Metrics



Dividend Reinstatement



Corporate Governance Highlights

Corporate Governance Best Practices

✔ 9 of our 11 Directors are independent, including all members of the Audit, Compensation, Compliance, Health, Environmental, Safety and Security ("HESS") and Nominating & Governance ("N&G") Committees

✔ Presiding Director and Senior Independent Director, with defined responsibilities

✔ Backgrounds and qualifications of Directors represent a variety of skills, attributes, experiences and perspectives

✔ Balance of new and experienced Directors

✔ Majority voting for Directors in uncontested elections

✔ Stock ownership policy for Directors and executives

✔ Director overboarding policy (included in our Corporate Governance Guidelines)

✔ Annual Director evaluation and Committee assessment to ensure Board effectiveness, supplemented by third party independent evaluations as needed

✔ Regular shareholder engagement, including participation of independent Directors

✔ All Directors attended over 75% of fiscal 2025 meetings

✔ Regular executive sessions of independent Directors

✔ Robust risk oversight

✔ Board review of our financial performance, strategy and succession planning

✔ Code of Business Conduct and Ethics

✔ Commitment to corporate social responsibility and sustainability

✔ Comprehensive processes to support reporting of concerns, including anonymously via a dedicated hotline

✔ Coordinated internal audit, compliance and incident investigation functions with reporting lines to relevant Board Committees

Our governance documents, including the Corporate Governance Guidelines, the Committee Charters and the Code of Business Conduct and Ethics, are available at **www.carnivalcorp.com/governance** and **www.carnivalplc.com/governance**.

Directors at a Glance



Independence

82% independent



Age

40-59

70+

Median
67
years

60-69



Tenure

0-5 years

>10 years

Median
10
years

6-10 years

As of November 30, 2025

Experiences, Competencies & Skills	Director Nominees with this Skill	Experiences, Competencies & Skills	Director Nominees with this Skill
Travel, Leisure & Hospitality	6/11	**Corporate Governance**	10/11
Maritime & Health, Safety and Environmental ("HSE")	6/11	**Strategy, Operations & Risk Management**	11/11
CEO / Senior Leadership	11/11	**Media, Marketing & Retail**	7/11
International Perspective	11/11	**Technology & Cybersecurity**	5/11
Finance & Accounting	9/11	**Government, Legal & Regulatory**	8/11

Name and Occupation	Age	Independent	Carnival Corporation and Carnival plc Director Since	Committee Memberships
Micky Arison Chair of the Board of Directors, Carnival Corporation & plc	76		Carnival Corporation: 1987 Carnival plc: 2003	
Sir Jonathon Band Former First Sea Lord and Chief of Naval Staff, the British Navy	76	✔	2010	HESS (Chair), Compliance, N&G
Jason Glen Cahilly Chief Executive Officer, Dragon Group LLC	55	✔	2017	Audit, Compensation
Nelda J. Connors Chair and Chief Executive Officer, Pine Grove Holdings, LLC	60	✔	2024	HESS
Helen Deeble Former Chief Executive Officer, P&O Ferries Division Holdings Ltd	64	✔	2016	Compensation, HESS
Jeffrey J. Gearhart Former Executive Vice President, Global Governance and Corporate Secretary, Walmart, Inc.	61	✔	2020	Compliance (Chair), Audit
Katie Lahey Former Chair, Korn Ferry Australasia	75	✔	2019	HESS, N&G
Stuart Subotnick President and Chief Executive Officer, Metromedia Company	84	✔	Carnival Corporation: 1987 Carnival plc: 2003	N&G (Chair), Audit, Compliance
Laura Weil Founder and Managing Partner, Village Lane Advisory LLC	69	✔	2007	Audit (Chair), Compensation, Compliance
Josh Weinstein Chief Executive Officer, Carnival Corporation & plc	51		2022	
Randall Weisenburger Ⓟ Managing Member, Mile 26 Capital LLC	67	✔	2009	Compensation (Chair), Compliance, HESS, N&G

Ⓟ   Presiding Director and Senior Independent Director

Executive Compensation Highlights

COMPENSATION POLICIES AND PRACTICES

What We Do

- ✓ Independent Compensation Committees that review and approve all compensation for our Named Executive Officers
- ✓ Independent compensation consultant
- ✓ Annual Say-on-Pay vote
- ✓ Stock ownership policy for Directors and Executive Officers
- ✓ Compensation Committees assess compensation practices to deter excessive risk-taking
- ✓ Pay-for-performance philosophy
- ✓ Mix of compensation which includes short-term cash and long-term equity-based compensation
- ✓ Performance-based shares include a relative total shareholder return (“TSR”) metric measuring performance against a travel and leisure index
- ✓ Robust clawback policy and other clawback provisions in annual bonus plan and equity grant agreements

What We Don’t Do

- ✗ No guaranteed or unlimited incentive payouts in our annual bonus plan
- ✗ No evergreen provisions in our equity plan
- ✗ No short sales, short-term hedging or margin sales of our securities
- ✗ No stock option repricing
- ✗ No liberal share recycling of stock options or stock appreciation rights
- ✗ No pension plans or supplemental deferred compensation or retirement plans for our Named Executive Officers
- ✗ No single-trigger change in control equity vesting
- ✗ No Section 280G gross-up payments in the event of change of control

PRINCIPAL COMPENSATION OBJECTIVES

We believe that our executive compensation program should be appropriately tailored to balance short-term and long-term compensation opportunities to enable Carnival Corporation and Carnival plc to meet short-term objectives while continuing to produce value for their shareholders over the long-term and supporting a strong focus on retention. Our executive compensation program is designed to:



1. Reward results and effective strategic leadership through the use of both short-term and long-term incentives, taking into account each executive’s performance, experience and responsibilities.



2. Align executive interests with those of our shareholders by making a substantial portion of compensation at risk and performance-based.



3. Remain competitive in the marketplace in order to attract, motivate and retain our talent that we believe is necessary to achieve our financial and strategic goals.

TOTAL TARGET COMPENSATION MIX[1]



CEO

91% At-risk

Base Salary **9%**

Annual Incentive Bonus **18%**

Long-Term Equity Incentives **73%**

Other NEOs

77% At-risk

Base Salary **23%**

Annual Incentive Bonus **23%**

Long-Term Equity Incentives **54%**

(1) At-risk compensation includes the Annual Incentive Bonus that is subject to performance criteria and the Long-Term Equity Incentives, some of which are subject to performance criteria and all of which are subject to change in value based on share price movements during the vesting period.

Shareholder Engagement

Carnival Corporation & plc has a long-standing shareholder outreach program, and we believe constructive dialogue with our shareholders is a fundamental pillar of effective corporate governance. We engage routinely throughout the year with our shareholders on a variety of topics relevant to the long-term success of our business.

Our engagement program is primarily led by our investor relations team and our Chief Executive Officer ("CEO"), with support from other members of senior management. In certain situations, meetings might include our Chair of the Boards, Chairs of Board Committees or our Presiding Director and Senior Independent Director (who is also the Chair of our Compensation Committees). Non-Executive Directors participate in select engagements to share their perspective and receive feedback directly from our shareholders, as appropriate. We believe this multifaceted shareholder engagement process allows for shareholder feedback and concerns to be appropriately considered and addressed by management and the Boards.

Throughout fiscal 2025, we engaged with a significant number of our shareholders. Our Chair of the Boards, CEO, Presiding Director and Senior Independent Director (who is also the Chair of our Compensation Committees) and certain other members of senior management participated in select meetings with shareholders during the year. Our dialogues covered several topics of significance to us and our shareholders, including:

- updates on our strategic, financial and operating priorities and recent performance;

- our executive compensation program and related disclosures for 2025;
- Board refreshment, Board composition and skills; and
- progress on our environmental, health, safety and sustainability initiatives, including our emission reduction strategy.

We also engaged with our retail shareholders throughout the year. Retail shareholders as well as all other shareholders are given the opportunity to attend our Annual Meetings of Shareholders as well as ask questions and share their feedback with members of our Boards and management. In addition, our investor relations team routinely responds to questions and comments from retail shareholders and shares them with other departments and the Boards, as appropriate. All shareholders, including retail shareholders, may also communicate with the Boards or the Senior Independent Director by writing to the attention of the Company Secretary of Carnival Corporation & plc at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, United States.

The feedback we receive as part of our engagement efforts is shared with our senior management, full Boards and relevant Committees, as appropriate, who use it to inform decision-making regarding our practices, policies, and disclosures. For example, shareholder input informed our inclusion of a detailed skills matrix in our Proxy Statement. In the past, shareholder feedback was also an important input to our Compensation Committees' decision-making processes regarding our executive compensation program.

Corporate Social Responsibility



SUSTAINABILITY AND THE ENVIRONMENT

Sustainability forms an important element of our business strategy. Our efforts to promote the safety and well-being of our guests and crew, protect the environment, create opportunities for our workforce, build strong relationships and support the communities we operate in and visit, reflect our core values and are key to our long-term success.

In 2021, we established sustainability goals for 2030, building on the momentum of our successful achievement of our 2020 sustainability goals.

During 2024, we conducted a comprehensive review of our 2030 sustainability goals to align with our ongoing progress. This review resulted in strategic refinements to our sustainability roadmap, including the revision of existing goals, establishment of new targets, and retirement of previously achieved goals. As part of the process, we also reorganized our sustainability focus areas into two overarching themes, People and Planet. Our People focus areas include Well-Being, Inclusion and Belonging and Sustainable Tourism. Our Planet focus areas include Climate Action, Circular Economy and Biodiversity and Conservation.

In addition to our 2030 goals, we are pursuing our aspiration of net zero emissions by 2050. Achieving this goal will require energy sources and technologies that do not yet exist at scale. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry.

Additionally, to provide a path to net zero emissions, alternative low greenhouse gas ("GHG") emission fuels will be necessary for the maritime industry; however, there are significant supply and cost challenges that must be resolved before viability is reached. Without clarity on low and zero carbon fuel availability, we are not currently able to make absolute emissions reduction commitments along a prescribed timeline. In our view, a commitment to achieve an absolute greenhouse gas emission reduction pathway without a clear understanding of how this will be achieved is not aligned with our approach to goal setting. While we continue to pursue our aspiration of net zero emissions from ship operations, our defined goals and targets are set based on feasible, achievable, and available pathways based on existing and emerging technologies, available fuel alternatives and proven infrastructure.

To incentivize performance on our sustainability priorities, our executive compensation program in 2025 also included quantitative environmental and sustainability metrics in the Management Incentive Plan bonus and the performance-based equity grants.

For further information on our sustainability efforts and progress, including our 2030 sustainability goals, please refer to our Sustainability Reports which are not incorporated in this document and can be viewed at www.carnivalcorp.com and www.carnivalplc.com.



PROMOTING EMPLOYEE WELLNESS

We continue to bring together many cultures, backgrounds, beliefs and points of view and treat every person with dignity, courtesy and respect. We are expanding our efforts to include global wellness standards for employees. We believe that valuing and supporting employee wellbeing, as well as fostering optimal health and wellness, are crucial to sustaining

the success of our business. We strive to achieve greater performance and satisfaction through wellness standards focused on the financial, benefits, safety, psychological, social and physical needs of our employees. In addition, we believe a focus on wellness will lead to greater employee satisfaction, reduced turnover and identification as an employer of choice.



INVESTING IN OUR COMMUNITIES

Sustainable tourism is one of our ongoing priorities. Every year we find new ways to foster shared value, mutual growth and goodwill with our destination partners. Please refer to our 2025 Sustainability Report (which is not incorporated in this document), available at www.carnivalcorp.com and www.carnivalplc.com, for our sustainable tourism updates and our efforts to address pressing needs in our communities.

Through Carnival Foundation, which oversees many of our philanthropic endeavors, we are also dedicated to creating positive change through empowering youth, enhancing education and strengthening families in the communities where we live and work.

Carnival Foundation and the brands of Carnival Corporation & plc support a broad spectrum of organizations that positively impact thousands of youth and families each year through charitable giving, in-kind donations and volunteerism. Whether it is providing job training to the homeless, preserving and protecting the environment, furthering medical research or investing in our future through education and mentoring, the reach of Carnival Foundation is all-encompassing.

Carnival Foundation's contributions are spread to communities where the brands operate, but focus on organizations in South Florida, where Carnival Corporation & plc is headquartered.

During times of crisis, Carnival Foundation works closely with national and international relief organizations, coordinating corporate and employee donations for emergencies, such as hurricanes in the U.S. and in the Caribbean.



Governance and Board Matters



PROPOSALS 1-11

Re-Election of Directors

1	Micky Arison	**5**	Helen Deeble	**9**	Laura Weil
2	Sir Jonathon Band	**6**	Jeffrey J. Gearhart	**10**	Josh Weinstein
3	Jason Glen Cahilly	**7**	Katie Lahey	**11**	Randall Weisenburger
4	Nelda J. Connors	**8**	Stuart Subotnick		

Governance

GOVERNANCE PHILOSOPHY

We are committed to governance policies and practices so that shareholder and other stakeholder interests are represented in a thoughtful and independent manner. Sound principles of corporate governance are critical to obtaining and retaining the trust of investors. They are also vital in securing respect from other key stakeholders and interested parties, including our workforce, guests and suppliers, the communities in which we conduct business, government officials and the public-at-large. We believe that our governance framework contributes to the delivery of our corporate strategy in a number of ways. The Boards and our Board Committees support our senior management in the development, refinement and execution of our corporate strategy by providing independent oversight and valuable input based on their wealth of knowledge and experience in their areas of expertise. The Boards also oversee our risk review and assessment processes, while our Board Committees provide oversight over risks within their area of remit, all of which are incorporated into our strategic planning.

LISTED ARRANGEMENT CONSIDERATIONS

Carnival Corporation and Carnival plc operate under a dual listed company ("DLC") arrangement with primary stock listings in the United States ("U.S.") and the United Kingdom ("UK"). Accordingly, we implemented a single corporate governance framework consistent, to the extent possible, with the governance practices and requirements of both countries. While there are customs or practices that differ between the two countries, we believe our corporate governance framework effectively addresses the corporate governance requirements of both the U.S. and the UK.

In December 2025, we announced that the Boards of Directors recommend unifying our DLC arrangement under a single company, Carnival Corporation, listed solely on the New York Stock Exchange, with Carnival plc as its wholly owned UK subsidiary. Under this plan, Carnival plc shareholders would receive Carnival Corporation shares on a one-for-one basis, and Carnival plc shares and American Depositary Receipts would be de-listed from both the London Stock Exchange and the New York Stock Exchange, respectively. This would create a single global share price, streamline governance and reporting, reduce administrative costs and is expected to increase liquidity and weighting in major U.S. stock indexes, all of which we believe will strengthen our ability to deliver long-term shareholder value. Carnival Corporation also proposes shifting its legal incorporation from Panama to Bermuda under the name Carnival Corporation Ltd., a jurisdiction widely

recognized and aligned with international financial standards. There will be no material changes to the company's business fundamentals, including strategy, underlying assets and operations or to the company's commitment to the vital UK market. The unification and legal incorporation in Bermuda are expected to preserve key shareholder voting and economic rights.

These proposals will be subject to certain conditions, including the approval of shareholders and receipt of regulatory and UK court approvals. The company intends to hold meetings of shareholders in April 2026 to consider the proposals. Subject to shareholders approving the proposals and the remaining conditions being satisfied, the company intends to complete the unification and legal incorporation in Bermuda in the second quarter of 2026.

For more information on the proposed unification and legal incorporation in Bermuda, including voting information, please refer to the combined registration statement/proxy statement on Form S-4 that will be made available to our shareholders on or about February 28, 2026.

Our corporate governance principles are set forth in our Corporate Governance Guidelines and the

charters of our Board Committees. The actions described in these documents, which the Boards have reviewed and approved, implement applicable requirements, including the New York Stock Exchange listing requirements and, to the extent practicable, the UK Corporate Governance Code published by the UK Financial Reporting Council in July 2018 (the "UK Corporate Governance Code"), as well our own vision of good governance.

We will continue to monitor governance developments in the U.S. and the UK to help maintain a vigorous and effective corporate governance framework of the highest international standards.

Our Corporate Governance Guidelines, copies of the charters of our Board Committees and our organizational documents are available under the "Governance" section of our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Boards are elected by the shareholders to exercise business judgment to act in what they reasonably believe to be in the best interests of Carnival Corporation & plc and its shareholders. The Boards select and oversee the members of senior management who are charged by the Boards with conducting the business of Carnival Corporation & plc.

Nominations of Directors

NOMINATION PRINCIPLES AND PROCESS

Carnival Corporation and Carnival plc are two separate legal entities and, therefore, each has a separate Board of Directors, each of which in turn has its own Nominating & Governance Committee. As the DLC arrangement requires that there be identical Boards of Directors, the Nominating & Governance Committees make one set of determinations in relation to both companies.

The Nominating & Governance Committees, which are made up of independent Directors, actively seek individuals qualified to become Board members and recommend to the Boards the nominees to stand for election as Directors at the Annual Meetings of Shareholders or, if applicable, at a Special Meeting of Shareholders.

All nominations and appointments to the Boards are based on merit and objective criteria. When nominating candidates for the Boards of Directors, including incumbent Directors eligible for re-nomination, regardless of the source of the nomination, the Nominating & Governance Committees will consider, in accordance with their charter, all applicable laws and regulations and the Board Composition Policy, such factors as they deem appropriate, including, but not limited to:

- the candidate's judgment;
- the candidate's skills, attributes, viewpoints, experiences and perspectives;
- contributions to the Boards of Directors (with respect to incumbent Directors);

- the candidate's experience with business and other organizations of comparable size;
- the interplay of the candidate's experience with the experience of other members of the Boards; and

- the extent to which the candidate would be a desirable addition to the Boards and any Committees of the Boards.

TIME COMMITMENTS AND OVERBOARDING

All candidates for nomination or re-nomination, including incumbent Directors, have to disclose their other significant commitments and provide confirmation to the Nominating & Governance Committees that they have sufficient time available to fulfill the obligations of the office. The Nominating & Governance Committees provide such disclosure and confirmation to the Boards for their consideration prior to the nomination or re-nomination of a candidate. All candidates for nomination or re-nomination must also comply with our overboarding policy which is included in our Corporate Governance Guidelines. The overboarding policy limits Directors to a maximum of four public company boards (including Carnival Corporation & plc, treated as one board), with executive officers and non-executive chairs of public companies limited to a maximum of two and three public company boards, respectively. Members

of our Audit Committees may not serve on audit committees of more than three public companies. The Chair of our Boards and executive officers who serve on our Boards are also not permitted to serve as chairs of the board of any other public company. The Boards may, upon recommendation of the Nominating & Governance Committees, approve a departure from these board and committee service limits if doing so would be in the best interests of Carnival Corporation & plc and our shareholders, after considering the nature and extent of the various appointments, the companies concerned, and any exceptional circumstances. The overboarding policy is reviewed at least annually as part of the Boards' review of the Corporate Governance Guidelines. All Directors currently serving are compliant with the overboarding policy.

Board Evaluation Process

The Boards maintain a comprehensive annual evaluation process that guides our Director nomination and refreshment process. As needed, the

rigorous evaluation process may be supported by an external third-party governance expert.

1. Assessment
- Detailed questionnaires to assess performance completed by all Board members   - Independent third party governance expert engaged, as needed



2. Initial Review
N&G Committees and the Senior Independent Director review completed questionnaires, any third party reports (if applicable) and individual Director performance Each Committee reviews its performance



3. Final Review
- N&G Committees and all other Committees present results to the Boards   - Boards review results and confirm whether each Director and Committee performed effectively



4. Feedback
- Boards and their Committees review strengths and areas of improvement   - Boards and their Committees identify follow up matters from evaluation

The N&G Committees and the Boards conduct annual performance evaluations of the Boards, the Boards' Committees and the members of our Boards of Directors. As part of this process in 2025, each Director was required to complete a questionnaire about the performance of the Boards and their Committees. All questionnaires were reviewed and assessed by the N&G Committees. In addition, the N&G Committees reviewed the individual performance of each member of the Boards of Directors focusing on his or her contribution to Carnival Corporation and Carnival plc and also discussed and reviewed with Non-Executive Directors any significant time commitments they have with other companies or organizations. The N&G Committees reported the results of their review to the Boards. The Boards determined that each nominee was an effective and committed member of the Boards and the Board Committees on which each serves.

During fiscal 2025, all Committees of the Boards also reviewed their own performance against their respective charters by completing questionnaires that were provided to the Chair of the N&G Committees. The results of such reviews were discussed among the members and reported to the Boards. The Boards concluded that the Committees continued to function effectively and continued to meet the requirements of their respective charters.

Following the completion of the annual evaluations, the Boards and Committees review the strengths and areas of improvement that were identified as well as identify follow up actions. Based on the feedback received as part of the 2025 evaluations, the Boards instituted additional briefing sessions with the CEO in between regular meetings.

Board Refreshment

We have added five new Directors to our Boards since 2019, with four of them currently serving.



2019	2020	2022	2024
1 new Director joined	1 new Director joined	1 new Director joined	1 new Director joined
• Katie Lahey	• Jeffrey J. Gearhart	• Josh Weinstein	• Nelda J. Connors

The N&G Committees use their best efforts to ensure that the composition of the Boards adheres to the independence requirements applicable to companies listed for trading on the New York Stock Exchange and the London Stock Exchange. The N&G Committees and the Boards utilize the same criteria for evaluating candidates regardless of the source of the referral. Other than the foregoing, there are no stated minimum criteria for Director nominees.

The N&G Committees identify nominees by first evaluating the current members of the Boards willing to continue in service. As part of Director succession planning, current members of the Boards with skills and experience that are relevant to our business and who are willing to continue in service are

considered for re-nomination, balancing the value of continuity of service by existing members of the Boards with that of obtaining a new perspective. If any member of the Boards does not wish to continue in service or if the N&G Committees or the Boards decide not to re-nominate a member for re-election, the N&G Committees identify the desired skills and experience of a new nominee in light of the criteria above. Current members of the N&G Committees and the Boards are polled for suggestions as to individuals meeting the criteria of the N&G Committees. The N&G Committees may consider candidates proposed by management but are not required to do so. The N&G Committees generally use third-party search firms to identify and attract potential nominees.

Board Orientation and Education

As part of our new Director orientation program, new Directors meet with the Company Secretary, senior management and Board leadership, as appropriate, and are also provided with a variety of orientation materials to familiarize them with Carnival Corporation & plc's business, strategy, structure of the Boards and the committees, as their duties and responsibilities under U.S. and UK laws and regulations, and other relevant topics.

All existing Directors are encouraged to continue to develop their skills and knowledge. We provide a number of different presentations and educational programs for Directors by senior management and outside experts on topics such as industry trends, corporate governance and sustainability developments, cybersecurity, and other topics related to areas of Board oversight. Directors are also encouraged to attend additional continuing educational programs. They also receive materials and updates from management on a regular basis regarding new developments, changes or trends.

2026 Nominees for Re-Election to the Boards

The DLC arrangement requires the Boards of Carnival Corporation and Carnival plc to be identical. Shareholders are required to approve the election or re-election of Directors to each Board. There are 11 nominees for re-election to each Board of Directors. Each nominee currently serves as a Director of both companies, and each nominee is standing for re-election having been most recently elected at the 2025 Annual Meetings of Shareholders. All Board nominees are to be re-elected to serve until the next Annual Meetings of Shareholders or until their successors are elected.

All of the nominees have indicated that they will be willing and able to serve as Directors.

With respect to each Board nominee set forth below, the information presented includes such person's age, the year in which such person first became a Director, any other position held with Carnival Corporation and Carnival plc, such person's principal occupations during at least the past five years, any directorships held by such nominee in public or certain other companies over the past five years, the nominee's qualifications, including particular areas of expertise, to serve as a Director and the reasons why their contributions are, and continue to be, important to our long-term sustainable success.

 **Accordingly, the Boards of Directors unanimously recommend a vote FOR the re-election of each of the Director nominees.**

DIRECTOR SKILLS AND QUALIFICATIONS

The N&G Committees endeavor to ensure that our Boards are composed of Directors who collectively bring a wide variety of business backgrounds, experiences, skills and perspectives that provide relevant strategic and operating insight and contribute to the Boards' ability to effectively oversee the execution of our business strategy. The following table describes certain experiences, qualifications and skills that the Boards have identified as important to carrying out our business strategy and allowing the Boards to effectively fulfill their responsibilities. It is not intended to be an exhaustive list of each nominee's contributions to the Boards. The attribution of skills to Director nominees reflects careful consideration of each nominee's professional history and experience in the context of relevance to the Boards' defined set of priority skills and qualifications.

Experiences, Competencies & Skills	Director Qualifications for Possessing the Skill	Director Nominees with this Skill
Travel, Leisure & Hospitality	Experience in relevant industries such as travel, tourism, leisure and hospitality provides a deep understanding of our business strategy, operations and key markets	6/11
Maritime & Health, Safety and Environmental ("HSE")	Experience in the maritime industry and relevant health, safety and environment matters, provides a critical understanding of our strategic, operating, health and safety, and environmental sustainability priorities	6/11
CEO / Senior Leadership	Experience serving as a public company CEO or in another senior leadership role can hone skills in core management areas—such as strategic planning, financial reporting, compliance, risk management and leadership development—providing valuable practical understanding of complex organizations	11/11
International Perspective	Leadership experience in organizations that operate across varying political systems, economic conditions, and cultures provides valuable perspectives for oversight of the risks and opportunities within Carnival's extensive international business operations	11/11
Finance & Accounting	Expertise in finance, capital markets and financial reporting processes enables our Directors to effectively oversee our operating and strategic performance and capital allocation approach, and promote accurate financial reporting and robust controls	9/11
Corporate Governance	Public company board experience provides insight into new and alternative practices which informs our commitment to excellence in corporate governance and helps ensure that the Boards are functioning as an effective and cohesive oversight body with independent perspectives	10/11
Strategy, Operations & Risk Management	Experience identifying, managing and mitigating key strategic and operational risks—such as competition, regulatory compliance, brand integrity, cybersecurity, human capital and sustainability—promotes effective oversight of our material risks and opportunities and contributes to effective oversight of strategy in a variety of operating environments	11/11

Experiences, Competencies & Skills	Director Qualifications for Possessing the Skill	Director Nominees with this Skill
Media, Marketing & Retail	Experience developing and overseeing media, marketing and retail strategies provides the Boards with valuable insight into how to most impactfully reach consumers and other stakeholders	7/11
Technology & Cybersecurity	Experience with information technology and cybersecurity matters is increasingly important to mitigate the risks our business faces, promote innovation and maintain a competitive edge in a rapidly evolving technological age	5/11
Government, Legal & Regulatory	Experience in government or legal services allows the Boards to develop their long-term strategies by incorporating current and potential changes in public policy and regulation relevant to our business and operations	9/11

Experiences, Qualifications & Skills	Arison	Weinstein	Band	Cahilly	Connors	Deeble	Gearhart	Lahey	Subotnick	Weil	Weisenburger
Travel, Leisure & Hospitality	●	●		●		●		●	●		
Maritime & HSE	●	●	●	●	●			●			
CEO / Senior Leadership	●	●	●	●	●	●	●	●	●	●	●
International Perspective	●	●	●	●	●	●	●	●	●	●	●
Finance & Accounting	●	●		●	●	●	●		●	●	●
Corporate Governance	●		●	●	●	●	●	●	●	●	●
Strategy, Operations & Risk Management	●	●	●	●	●	●	●	●	●	●	●
Media, Marketing & Retail	●	●		●				●	●	●	●
Technology & Cybersecurity		●	●	●	●					●	
Government, Legal & Regulatory		●	●	●	●	●	●	●		●	●

MICKY ARISON



AGE 76

Carnival Corporation Director since 1987

Chair of the Board of Carnival Corporation since 1990

Carnival plc Director since 2003

Chair of the Board of Carnival plc since 2003

COMMITTEES
• None

KEY EXPERIENCE AND QUALIFICATIONS

• Developed a comprehensive understanding of all aspects of our global business strategy, operations, key markets, regulatory landscape, and the maritime and travel and leisure industries through decades of executive and Board experience, including as our former Chief Executive Officer

• Significant leadership experience has given Mr. Arison unique insight into important functions such as our financing, shipbuilding, risk management, human capital management, marketing strategies, and health, safety and environment that are important to enabling successful execution of our strategic priorities and ongoing operations

• Played a critical role in the development and evolution of our corporate governance practices to support the most effective oversight of our strategy through tenure as Chair of our Boards

CAREER HIGHLIGHTS

• Carnival Corporation & plc
  ◦ Chair of the Board of Directors, Carnival Corporation (1990 to present)
  ◦ Chair of the Board of Directors, Carnival plc (2003 to present)
  ◦ Chief Executive Officer, Carnival Corporation (formerly known as Carnival Cruise Lines) (1979 to 2013)
  ◦ Chief Executive Officer, Carnival plc (2003 to 2013)

OTHER PUBLIC COMPANY BOARDS

• None

SIR JONATHON BAND



AGE 76

INDEPENDENT Carnival Corporation Director since 2010

INDEPENDENT Carnival plc Director since 2010

COMMITTEES
• Compliance
• HESS **C**
• N&G

KEY EXPERIENCE AND QUALIFICATIONS

• Gained substantial experience in maritime and security matters through 42 years of service with the British Navy, contributing to expansive understanding of our global operations, physical and technological security considerations, human capital matters, risk management and regulatory landscape.

• Direct experience in the maritime industry and in-depth knowledge of our operations position Sir Jonathon to effectively chair the HESS Committees and provide oversight of sustainability, health and safety risks and compliance with related legal and regulatory requirements

• Current and previous experience serving on boards of public companies with international operations provides Sir Jonathon with deep corporate governance experience in a global context

CAREER HIGHLIGHTS

• **The British Navy**
  ◦ First Sea Lord and Chief of Naval Staff, the most senior officer position in the British Navy (2006 to 2009, when he retired)
  ◦ Admiral and Commander-in-Chief Fleet (2002 to 2006)
  ◦ Served as a naval officer in increasing positions of authority (1967 to 2002)

OTHER PUBLIC COMPANY BOARDS

• None

PRIOR COMPANY BOARDS

• Harland & Wolff Group Holdings plc (2021 to 2024)
• Survitec Group (2015 to 2019)
• Lockheed Martin UK Limited (2010 to 2015)

JASON GLEN CAHILLY



AGE 55

INDEPENDENT Carnival Corporation Director since 2017

INDEPENDENT Carnival plc Director since 2017

COMMITTEES
- Audit
- Compensation

KEY EXPERIENCE AND QUALIFICATIONS

- Brings over 25 years of experience in senior leadership and public and private company board roles, including as Chief Strategic and Financial Officer of the National Basketball Association (the "NBA") and as Goldman Sachs' Global Co-Head of Media and Telecommunications

- Direct experience in global technology, media, communications, entertainment, sports, leisure, and finance sectors

- Deepens our Boards' understanding and oversight of global strategy, financial and risk management, technology, legal, regulatory, human capital management and corporate governance matters

CAREER HIGHLIGHTS

- **Dragon Group LLC and its affiliates**, a private firm that provides capital and business management consulting and advisory services worldwide
  - Chief Executive Officer (2017 to present)

- **The NBA**, a North American professional basketball league
  - Chief Strategic & Financial Officer (2013 to 2017)

- **Goldman Sachs & Co.**, a global investment banking, securities and investment management firm
  - Partner; Global Co-Head of Media and Telecommunications; Head of Principal Investing for Technology, Media & Telecommunications ("TMT"); Co-Head of TMT Americas Financing Group; and other roles of increasing responsibility (2000 to 2012)

OTHER PUBLIC COMPANY BOARDS

- Corsair Gaming, Inc. (2018 to present)

PRIOR COMPANY BOARDS

- NBA China (2013 to 2017)

NELDA J. CONNORS



AGE 60

INDEPENDENT Carnival Corporation Director since 2024

INDEPENDENT Carnival plc Director since 2024

COMMITTEES

- HESS

KEY EXPERIENCE AND QUALIFICATIONS

- Over 25 years of senior executive experience in diverse and heavily regulated industries provides Ms. Connors comprehensive understanding of strategy, risk management, regulatory matters, health and safety, and complex operations across different markets
- Strong financial acumen and financial reporting skills developed through leadership of an independent investment firm and public company executive roles contribute to our Boards' oversight of financial matters
- Extensive experience overseeing corporate governance, strategy and risk, human capital management, and regulatory considerations in a public company context gained through service on public company boards, including in key committee leadership roles

CAREER HIGHLIGHTS

- **Pine Grove Holdings, LLC,** a privately held investment company
  - Chair and Chief Executive Officer (2011 to present)
- **Atkore International Inc.** (formerly the Electrical and Metal Products division of Tyco International), a global manufacturer of electrical, safety and infrastructure solutions
  - President and Chief Executive Officer (2008 to 2011)
- **Eaton Corporation**, a global electrical and automotive supplier
  - Vice President (2002 to 2008)

OTHER PUBLIC COMPANY BOARDS

- ConocoPhillips (2024 to present)
- Otis Worldwide Corporation (2022 to present)
- Zebra Technologies Corporation (2022 to present)

PRIOR COMPANY BOARDS

- Baker Hughes Company (2020 to 2024)
- Boston Scientific Corporation (2009 to 2024)
- BorgWarner Inc. (2020 to 2022)
- Enersys (2017 to 2021)
- Delphi Technologies PLC (2017 to 2020)
- CNH Industrial N.V. (2020)
- Echo Global Logistics, Inc. (2013 to 2020)

HELEN DEEBLE



AGE 64

INDEPENDENT Carnival Corporation Director since 2016

INDEPENDENT Carnival plc Director since 2016

COMMITTEES
- Compensation
- HESS

KEY EXPERIENCE AND QUALIFICATIONS

- Over 30 years of strategic, financial and operational leadership experience in the global maritime, logistics and travel industries provide Ms. Deeble with deep insight into our key markets, risk management, financing activities, and human capital management in a maritime environment
- Contributes to the Boards' oversight of financial and accounting matters and regulatory compliance as a certified UK Chartered Accountant and former senior executive
- Service on public company and advisory boards provides Ms. Deeble with additional expertise in corporate governance, the maritime industry, sustainability, supply chain and regulatory matters

CAREER HIGHLIGHTS

- **P&O Ferries Division Holdings Ltd.**, a pan-European shipping and logistics business
  - Chief Executive Officer (2006 to 2017)
  - Chief Operating Officer (2004 to 2006)
  - Chief Financial Officer (1998 to 2003)
- **UK Chamber of Shipping**, the UK shipping industry trade association
  - Vice President; President (2011 to 2013)
- **Awarded Commander of the Order of the British Empire** for services to shipping (2013)
- **Stena Line UK**, a European passenger and freight operator
  - Senior finance roles including Chief Financial Officer (1993 to 1998)

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR COMPANY BOARDS OR ENGAGEMENTS

- CMO Group PLC (2021 to March 2025, when the CMO Group PLC delisted and registered as a private limited company)
- Member of the Supervisory Board, the UK Chamber of Shipping (2011 to 2023)
- Non-Executive Director, the Port of London Authority (2014 to 2020)
- Board member of Standard P&I Club, an insurance mutual representing ship owners globally to manage insurance costs over the long term (2014 to 2018)
- Board member and member of the regulatory committee of Interferry, a trade organization for ferry operators globally

JEFFREY J. GEARHART



AGE 61

INDEPENDENT Carnival Corporation Director since 2020

INDEPENDENT Carnival plc Director since 2020

COMMITTEES
- Audit
- Compliance Ⓒ

KEY EXPERIENCE AND QUALIFICATIONS

- **Contributes deep understanding of global legal, regulatory and compliance matters gained from roles leading the governance and legal organizations at Walmart and as a national law firm partner, which also supports effective oversight of compliance with all laws, regulations and policies applicable to us**
- **Substantial experience managing financial, strategic, compliance and regulatory risks in a global organization contributes to our Boards' understanding and oversight of key risks and their impact on our strategy**
- **Brings strong corporate governance expertise developed in the Corporate Secretary and senior leadership roles at Walmart and through service as a public company Board member**

CAREER HIGHLIGHTS

- **Walmart, Inc.**, a global retailer
  - Executive Vice President, Global Governance and Corporate Secretary, responsible for oversight of Walmart Inc.'s global legal, compliance, ethics and security and investigation functions, among others (2012 to 2018)
  - Executive Vice President, General Counsel and Corporate Secretary (2010 to 2012)
  - Executive Vice President, General Counsel (2009 to 2010)
  - Senior Vice President and Deputy General Counsel (2007 to 2009)
  - Vice President and General Counsel, Corporate Division (2003 to 2007)
- **Kutak Rock LLP**, a national law firm
  - Partner, Corporate Securities and Mergers and Acquisitions (1998 to 2003)

OTHER PUBLIC COMPANY BOARDS

- Bank OZK (2018 to present)

KATIE LAHEY



AGE 75

INDEPENDENT Carnival Corporation Director since 2019

INDEPENDENT Carnival plc Director since 2019

COMMITTEES
- HESS
- N&G

KEY EXPERIENCE AND QUALIFICATIONS

- Extensive experience in the maritime, travel, tourism, leisure, and hospitality industries in corporate, industry association and government roles bolsters our Boards' collective industry expertise and ability to navigate strategic opportunities and challenges
- Brings meaningful insights into human capital management, succession planning and global talent acquisition and development through experience leading a leadership and talent firm
- Developed a rich understanding of media and marketing, including the particular concerns of the tourism and transportation sectors, through her leadership of the Business Council of Australia and other roles, which supports the Boards' oversight of our business and marketing strategies

CAREER HIGHLIGHTS

- **Korn Ferry Australasia**, a leadership and talent firm
  - Non-Executive Chair (2019)
  - Executive Chair (2011 to 2019)
- **The Tourism and Transport Forum Australia**, a tourism and transportation industry group
  - Chair (2015 to 2018)
- **Carnival Australia**, a division of Carnival plc
  - Executive Chair (2006 to 2013)
- **Business Council of Australia**, an association of chief executives of leading companies
  - Chief Executive (2001 to 2011)
- Additional roles as Chief Executive of the **State Chamber of Commerce** (1995 to 2001); Chief Executive of the **Sydney City Council** (1992 to 1995); and Chair & Chief Executive Officer of the **Victorian Tourism Commission** (1989 to 1992)

INDUSTRY RECOGNITION

- Member of the Order of Australia, for her significant services to business and commerce and the arts (2013)
- Awarded a Centenary Medal, for her contributions to Australian society in the area of business leadership (2003)

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR PUBLIC COMPANY BOARDS

- The Star Entertainment Group Limited (2012 to 2022)

STUART SUBOTNICK



AGE 84

INDEPENDENT Carnival Corporation Director since 1987

INDEPENDENT Carnival plc Director since 2003

COMMITTEES
- Audit
- Compliance
- N&G Ⓒ

KEY EXPERIENCE AND QUALIFICATIONS

- **Deep industry insights gained from decades of executive leadership at a global media and marketing conglomerate comprising communications, hospitality and entertainment businesses contribute to our Boards' oversight of our business and marketing strategies**
- **Expertise in financing, investing and corporate transactions strengthens our Boards' ability to effectively oversee our financial, capital allocation and associated risks**
- **Experience establishing and growing multiple public and private companies in diverse U.S. and international markets also included significant experience in corporate governance, talent development and succession planning insights**

CAREER HIGHLIGHTS

- **Metromedia Company**, a privately held diversified Delaware general partnership
  - President and Chief Executive Officer (2010 to present)
  - General Partner and Executive Vice President (1986 to 2010)
- Helped establish, acquire, take public, and operate several companies with national and international presence including Metromedia International Group, Orion Pictures, AboveNet and Big City Radio

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR PUBLIC COMPANY BOARDS

- AboveNet, Inc. (1997 to 2012)

LAURA WEIL



AGE 69

INDEPENDENT Carnival Corporation Director since 2007

INDEPENDENT Carnival plc Director since 2007

COMMITTEES
- Audit **C**
- Compensation
- Compliance

KEY EXPERIENCE AND QUALIFICATIONS

- Over 25 years of executive and operational experience with an emphasis on digital transformation and e-commerce strategies at multi-national businesses strengthens our Boards' oversight of our business and go-to market strategies

- Gained valuable experience leading transformational technology initiatives in several prior roles, including management of cybersecurity matters, which bolsters our Boards' ability to understand risks and opportunities related to technology and cybersecurity

- Developed financial acumen during her tenure as an investment banker and senior executive that helps our Boards effectively oversee financial reporting and controls

CAREER HIGHLIGHTS

- **Village Lane Advisory LLC**, a privately held company which specializes in providing executive and strategic consulting services to retailers as well as private equity firms
  - Founder and Managing Partner (2015 to present)

- **New York & Company, Inc.**, a women's apparel and accessories retailer
  - Executive Vice President and Chief Operating Officer (2012 to 2014)

- **Ashley Stewart LLC**, a privately held women's apparel retailer
  - Chief Executive Officer (2010 to 2011)

- **Urban Brands, Inc.**, a privately held apparel retailer
  - Chief Executive Officer (2009 to 2010)

- **AnnTaylor Stores Corporation**, a women's apparel retailer
  - Chief Operating Officer and Senior Executive Vice President (2005 to 2006)

- **American Eagle Outfitters, Inc.**, a global apparel retailer
  - Chief Financial Officer and Executive Vice President (1995 to 2005)

OTHER PUBLIC COMPANY BOARDS

- Global Fashion Group, S.A. (2019 to present)
- Pearl Holdings Acquisition Corp. (2021 to present)

PRIOR PUBLIC COMPANY BOARDS

- Christopher & Banks Corporation (2016 to 2019)

JOSH WEINSTEIN



AGE 51

Carnival Corporation Director since 2022

Carnival plc Director since 2022

COMMITTEES

- None

KEY EXPERIENCE AND QUALIFICATIONS

- Deep understanding of our business, strategic priorities, material risks and the cruise industry from 20-year track record in critical and senior roles with us
- Direct experience managing major operational functions and leading one of our operating units enable Mr. Weinstein to effectively lead our day-to-day operations and inform our Boards of important developments
- Developed expertise in global operations, finance, marketing, legal, human capital management and developing business strategy through current and prior roles with us

CAREER HIGHLIGHTS

- **Carnival Corporation & plc**
  - Chief Executive Officer (2022 to present)
  - Chief Operations Officer (2020 to 2022)
  - President, Carnival UK (2017 to 2020)
  - Treasurer (2007 to 2017)
  - Assistant General Counsel (2003 to 2007)
  - Associate General Counsel (2002 to 2003)

OTHER PUBLIC COMPANY BOARDS

- Chipotle Mexican Grill Inc. (November 2025 to present)

RANDALL WEISENBURGER



AGE 67

INDEPENDENT Carnival Corporation Director since 2009

INDEPENDENT Carnival plc Director since 2009

Presiding Director and Senior Independent Director

COMMITTEES
- Compensation Ⓒ
- Compliance
- HESS
- N&G

KEY EXPERIENCE AND QUALIFICATIONS

- Brings substantial executive leadership and global operational skills and a relevant understanding of advertising and marketing to our Boards through his experience at Omnicom and as an executive of several Wasserstein Perella portfolio companies
- Financial and investing skills and expertise developed at Mile 26 Capital and Omnicom enhance our Boards' ability to evaluate our operating and strategic performance and oversee financial matters
- Extensive experience with global regulatory and compliance matters, as well as compensation, talent development and succession planning, gained from leadership of Omnicom which operates numerous individual agencies around the world

CAREER HIGHLIGHTS

- **Mile 26 Capital LLC**, a private investment firm
  - Managing Member (2014 to present)
- **Omnicom Group Inc.**, a publicly-traded global media, marketing and communications company
  - Executive Vice President and Chief Financial Officer (1998 to 2014)
- **Wasserstein Perella**, a boutique investment bank
  - Founding member; President and Chief Executive Officer of the firm's merchant banking subsidiary, Wasserstein & Co. (1988 to 1998)

OTHER PUBLIC COMPANY BOARDS

- Corsair Gaming, Inc. (2020 to present)
- MP Materials Corp (2020 to present)
- Valero Energy Corporation (2011 to present)

Board and Committee Governance

BOARD MEETINGS

During the year ended November 30, 2025, the Board of Directors of each of Carnival Corporation and Carnival plc held a total of 6 meetings. Each Carnival Corporation Director and each Carnival plc Director attended either telephonically or in person at least 75% of all Carnival Corporation & plc Boards of Directors meetings and applicable Board Committee meetings held during the period that he or she served in fiscal 2025. Mr. Arison, our Chair, and Mr. Weinstein, our CEO, attended the 2025 Annual Meetings of Shareholders as representatives of the Boards of Directors.

BOARD LEADERSHIP STRUCTURE



MICKY ARISON

Executive Chair of the Boards



JOSH WEINSTEIN

Chief Executive Officer



RANDALL WEISENBURGER

Presiding Director and Senior Independent Director

Our Boards of Directors are led by our executive Chair, Mr. Arison. The CEO position is currently separate from the Chair. The Boards maintain the flexibility to determine whether the roles of Chair and CEO should be combined or separated, based on what they believe is in the best interests of Carnival Corporation & plc at a given point in time. We believe that the separation of the Chair and CEO positions is an appropriate corporate governance practice for us at this time, and that having Mr. Arison as our executive Chair enables Carnival Corporation & plc and the Boards to continue to benefit from Mr. Arison's skills and expertise, including his extensive knowledge of our business.

Our Non-Executive Directors, all of whom are independent, meet privately in executive session at least quarterly. The Presiding Director leads those meetings and also acts as the Senior Independent Director under the UK Corporate Governance Code. In addition, the Presiding Director serves as the principal liaison to the Non-Executive Directors, reviews and approves meeting agendas for the Boards and reviews meeting schedules. Our Non-Executive Directors, acting in executive session, elected Randall Weisenburger as the Presiding Director and Senior Independent Director. Mr. Weisenburger brought to those roles significant board leadership experience, including as the Chair of our Compensation Committees, familiarity with our Board processes and company structures as a seasoned member of several of our Board committees, and extensive skills and experience gained as a senior executive of a large multi-national corporation and a director (current and former) of other public and private companies.

The structure of our Boards facilitates the continued strong communication and coordination between management and the Boards and enables the Boards to fulfill their risk oversight responsibilities, as further described below.

BOARD COMMITTEES

The Boards delegate various responsibilities and authority to different Board Committees. The Board Committees regularly report on their activities and actions to the full Boards. The Board of Directors of each of Carnival Corporation and Carnival plc has established standing Board Committees, which are each comprised of the same Directors for each company, as follows:



- Audit
- Compensation
- Compliance
- Health, Environmental, Safety and Security
- Nominating & Governance

Each Board Committee periodically reviews its charter in light of new developments in applicable regulations and may make additional recommendations to the Boards to reflect evolving best practices.

Committee charters are available at: **www.carnivalcorp.com/governance** and **www.carnivalplc.com/governance.**

Each Board Committee can engage outside experts, advisors and counsel to assist the Board Committee in its work.

As of January 26, 2026, the Board Committee members are as follows:

Name	Independent	Audit	Compensation	Compliance	HESS	N&G
Micky Arison ☆						
Sir Jonathon Band	✓			Member	Chair	Member
Jason Glen Cahilly	✓	Member, financial expert	Member			
Nelda J. Connors	✓					Member
Helen Deeble	✓		Member			Member
Jeffrey J. Gearhart	✓	Member, financial expert		Chair		
Katie Lahey	✓				Member	Member
Stuart Subotnick	✓	Member, financial expert		Member		Chair
Laura Weil	✓	Chair, financial expert	Member	Member		
Josh Weinstein						
Randall Weisenburger Ⓟ	✓		Chair	Member	Member	Member

- Ⓒ Committee Chair
- Committee Member
- ☆ Executive Chair
- Ⓟ Presiding Director and Senior Independent Director
- Audit Committee financial expert



AUDIT COMMITTEES

MEMBERS



- **Laura Weil, Chair**
- Jason Glen Cahilly
- Jeffrey J. Gearhart
- Stuart Subotnick

QUALIFICATIONS

- The Board of Directors of Carnival Corporation has determined that each member of the Audit Committees is both "independent" and an "audit committee financial expert," as defined by SEC rules.

- In addition, the Board of Directors of Carnival plc has determined that each member of the Audit Committees is "independent" and had "recent and relevant financial experience" for the purposes of the UK Corporate Governance Code.

- The Boards determined that each member of the Audit Committees has sufficient knowledge in reading and understanding our financial statements to serve on the Audit Committees.

FY2025 MEETINGS: 7

KEY RESPONSIBILITIES

The Audit Committees assist the Boards in their general oversight of:

- integrity of our financial statements;
- compliance with legal and regulatory requirements (in coordination with the HESS Committees and the Compliance Committees);
- performance of our internal audit functions, including process efficiencies and investigations into asset misappropriation, corruption and financial or non-financial manipulation;
- independent auditors' qualifications, effectiveness, objectivity, independence and performance; and
- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to related legal and regulatory requirements.

The Audit Committees are also responsible for the appointment, retention, compensation and oversight of the work of our independent auditor and our independent registered public accounting firm.

FOR ADDITIONAL INFORMATION

The responsibilities and activities of the Audit Committees are described in greater detail in "Report of the Audit Committees" and the Audit Committees' charter.

 **COMPENSATION COMMITTEES**

MEMBERS



- **Randall Weisenburger, Chair**
- Jason Glen Cahilly
- Helen Deeble
- Laura Weil

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Compensation Committees is independent.

FY2025 MEETINGS: 5

KEY RESPONSIBILITIES

The Compensation Committees have authority for:

- determining and approving the compensation levels (covering all forms of compensation) of our Executive Officers, Executive Directors and Company Secretary, and reviewing the compensation levels of other members of senior management;
- making recommendations to the Boards with respect to incentive compensation and equity-based plans and overseeing the administration of our equity incentive plans, including our employee stock purchase plans;
- making recommendations to the Boards with respect to the compensation of the Non-Executive (non-employee) Directors, including equity-based compensation;
- overseeing and approving the Carnival plc Directors' remuneration policies; and
- overseeing assessment of whether there are material risks associated with our employee compensation structure, policies and programs.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Compensation Committees, including the Committees' processes for determining executive compensation, see "Compensation Discussion and Analysis" and "Executive Compensation" sections and the Compensation Committees' charter.



COMPLIANCE COMMITTEES

MEMBERS



- **Jeffrey J. Gearhart, Chair**
- Sir Jonathon Band
- Stuart Subotnick
- Laura Weil
- Randall Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Compliance Committees is independent.

FY2025 MEETINGS: 4

KEY RESPONSIBILITIES

The Compliance Committees assist the Boards with oversight of activities that are designed to promote (a) ethical conduct, (b) a high level of integrity, and (c) compliance with laws, regulations and policies applicable to us.

The Compliance Committees also:

- provide functional oversight of our Global Ethics and Compliance Department ("Global E&C");
- oversee our risk management processes with respect to compliance with laws and regulations relating to general compliance and privacy, including Global E&C's activities supporting a high level of ethics and integrity;
- review the results of any internal or external audits and investigations relating to significant business ethics and compliance matters;
- review results of compliance with our Code of Business Conduct and Ethics, vendors' compliance with the Business Partner Code of Conduct and Ethics, conflict of interest disclosures and mitigation plans to manage significant ethics-related risks;
- review and oversee policies and procedures for confidential submission, receipt, retention and treatment of complaints and concerns (other than those related to accounting, internal accounting controls and auditing matters); and
- promote accountability of senior management with respect to ethics and compliance matters.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Compliance Committees, see the Compliance Committees' charter.

 **HESS COMMITTEES**

MEMBERS



- **Sir Jonathon Band, Chair**
- Nelda J. Connors
- Helen Deeble
- Katie Lahey
- Randall Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the HESS Committees is independent.

FY2025 MEETINGS: 4

KEY RESPONSIBILITIES

The HESS Committees assist the Boards with supervising and monitoring health, environmental, safety, security and sustainability policies, programs, initiatives at sea and onshore, and compliance with health, environmental, safety, security and sustainability-related legal and regulatory requirements.

The HESS Committees also:

- review and recommend health, environmental, safety, security and sustainability policies, procedures, practices and training, and oversee the Companies' monitoring and enforcement of such policies, procedures and practices;
- review and recommend appropriate policies, procedures, practices and training relative to sustainability and sustainability reporting;
- oversee risk management related to significant health, environmental, safety, security and sustainability risks or exposures; and
- provide functional oversight of our Incident Analysis Group ("IAG").

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the HESS Committees, see the HESS Committees' charter.



N&G COMMITTEES

MEMBERS



- **Stuart Subotnick, Chair**
- Sir Jonathon Band
- Katie Lahey
- Randall Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Nominating & Governance Committees is independent.

FY2025 MEETINGS: 5

KEY RESPONSIBILITIES

The N&G Committees:

- assist the Boards by identifying individuals qualified to become Board members and recommend nominees for appointment and/or election to the Boards and their Committees;
- make recommendations to the Boards regarding the size, structure and composition of the Boards and their Committees;
- develop and recommend to the Boards a set of Corporate Governance Guidelines, and review and assess their effectiveness, including compliance with our overboarding policy;
- oversee the evaluation of the Boards, their Committees and individual Directors;
- maintain orientation programs for new Directors and continuing education programs for all Directors; and
- engage in succession planning for the Boards, their Committees, and Chief Executive Officer.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the N&G Committees, see "Nominations of Directors" and "Procedures Regarding Director Candidates Recommended by Shareholders" sections and the N&G Committees' charter.

Additional information with respect to Carnival plc's corporate governance practices during fiscal 2025 is included in the Carnival plc Corporate Governance Report attached as Annex C to this Proxy Statement.

BOARD AND COMMITTEE INDEPENDENCE

Under New York Stock Exchange and UK Corporate Governance Code standards of independence for Directors, the Boards must determine that a Director does not have any material relationship with Carnival Corporation & plc or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Carnival Corporation & plc) and meets certain bright-line tests. Following an assessment of the Directors' independence, including a review of their independence questionnaires, the Boards of Directors have determined that each of the following is an "independent" Director in accordance with the New York Stock Exchange and the UK Corporate Governance Code standards of independence for Directors and that all members of the Audit Committees and Compensation Committees meet the heightened independence criteria applicable to Directors serving on those Committees under SEC rules and New York Stock Exchange listing standards and the UK Corporate Governance Code:



82%
of the Director Nominees
are Independent

- Sir Jonathan Band
- Jason Glen Cahilly
- Nelda J. Connors
- Helen Deeble
- Jeffrey J. Gearhart
- Katie Lahey
- Stuart Subotnick
- Laura Weil
- Randy Weisenburger

Accordingly, a majority of the Directors of each company, all of our Non-Executive Directors and all of the members of the Audit, Compensation, Compliance, HESS and N&G Committees of each company are independent (as defined by the New York Stock Exchange listing standards, SEC rules and the UK Corporate Governance Code). In addition, the Boards had previously determined that Sarah Mathew, who did not seek re-election at the April 16, 2025 Annual Shareholder Meetings, was independent under these standards.

RISK OVERSIGHT

Our Boards have the overall responsibility for determining the strategic direction of our business and have established a framework to manage risk and determine the nature and extent of the principal and emerging risks acceptable to our business. Our framework is designed to identify and manage, rather than eliminate, risk to the achievement of our strategic objectives. The Boards, through their Committees and executive management, have carried out a robust assessment of our principal and emerging risks, including to ensure that they are effectively managed and/or mitigated.

Risk management is embedded in all areas of our business and is reflected across our policies and procedures. Our risk management framework includes an organization wide, multi-layered approach to risk assessment and management and consists of the Boards of Directors, their Committees, Risk Advisory and Assurance Services ("RAAS"), Global E&C and executive management.

Our Boards leverage their Committees to oversee our risk management activities as described in more detail below. Each area of our business reports via executive management to these Committees.

AUDIT COMMITTEES

- Monitor the adequacy of our internal controls, including financial, operational and compliance controls and information systems controls and security.
- Oversee management's risk assessment processes to identify principal and emerging risks, including financial, IT, cybersecurity and non-HESS operational risks as well as monitor changes to and compliance with related legal and regulatory requirements.
- Review and make recommendations arising from management reports on the effectiveness of internal controls and risk management systems.
- Review and monitor audit coverage and the audit plan for the upcoming year, the results of the internal audits and testing carried out by the independent auditors.
- Review the risk factors included in our external reporting.
- Review the performance, effectiveness, objectivity, and independence of the independent auditors and performance of our internal audit function.
- Oversee hotline concerns relating to audit or accounting matters.

COMPENSATION COMMITTEES

- Oversee risk associated with our Executive Officer, Non-Executive Director and employee compensation structure, policies and programs.
- Review and approve corporate goals and objectives relevant to CEO compensation.
- Assess whether incentive arrangements promote our long-term success and whether executive compensation is competitive and appropriately linked to performance.
- Oversee compliance with the Clawback Policy, clawback provisions and the stock ownership policy applicable to Executive Officers and Directors.

COMPLIANCE COMMITTEES

- Oversee our risk management processes with respect to compliance with laws and regulations relating to general compliance and privacy, including Global E&C's activities supporting a high level of ethics and integrity.

- Review results of compliance with our Code of Business Conduct and Ethics and vendors' compliance with the Business Partner Code of Conduct and Ethics and review with the Chief Risk & Compliance Officer the results of Global E&C compliance risk assessments.
- Chairs of Audit and HESS Committees are members of Compliance Committees to promote alignment and coordination across these Committees.
- Review results of internal and external audits that have relevance to significant business ethics or compliance matters, business ethics disclosures, mitigation plans and related monitoring as well as all significant allegations of misconduct involving senior executives or board members.
- Oversee our processes for the reporting of concerns (including via the hotline).

HESS COMMITTEES



- Oversee management's processes to identify principal and emerging health, environmental, safety, security and sustainability-related risks, including those related to ship operations and cybersecurity, RAAS health, environmental, safety, security audits, IAG and external investigations into significant ship incidents, and health, environmental, safety, security-related hotline complaints, and assess the steps management has taken to minimize such risks.
- Provide functional oversight of IAG.
- Review compliance with laws and regulations regarding health, environmental, safety, security and sustainability as well as material legal or other proceedings relating to health, environmental, safety, security, and management's response thereto.
- Review and recommend policies, procedures, practices and training relative to health, environmental, safety, security and sustainability and oversee monitoring and enforcement of health, environmental, safety, security policies and procedures.

N&G COMMITTEES

Oversees risks associated with Board processes and corporate governance, including:

- Board structure;
- Board and committee appointments and nominations;
- Board effectiveness and performance evaluations;
- succession planning; and
- continuing education for Directors.

COMPENSATION RISK ASSESSMENT

Carnival Corporation & plc's management, in conjunction with the Compensation Committees' independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), conducted a thorough review of our compensation programs, including those programs in which our Named Executive Officers participate, to determine if aspects of those programs contribute to excessive risk-taking. Based on the findings from this review and the annual reassessment, the Compensation Committees concluded that our compensation policies and practices do not encourage excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on Carnival Corporation & plc.

To reach this conclusion, key elements of our compensation programs were assessed to determine if they exhibited excessive risk. These elements included:

- pay mix (cash vs. equity) and pay structure (short vs. long-term focus);
- performance metrics;
- performance goals and ranges;
- the degree of leverage;
- incentive maximums;
- payment timing;
- incentive adjustments;
- use of discretion; and
- stock ownership requirements.

Our assessment reinforced the Compensation Committees' belief that our compensation programs are not contributing to excessive risk-taking, but instead contain many features and elements that help to mitigate risk.

For example:

- ✔ **PAY STRUCTURE.** Our compensation programs for our Named Executive Officers emphasize both short- and long-term performance through our annual bonus program (delivered in cash) and through the delivery of long-term incentives (equity), which reflects a balanced approach (approximately 40% through base salary and bonus and 60% in long-term equity grants). The mix of our pay program is intended to motivate management to consider the impact of decisions on shareholders and other stakeholders in the short, intermediate and long-term.
- ✔ **INCENTIVE LIMITS.** Bonuses cannot exceed 200% of target levels.
- ✔ **LONG-TERM SHARE INCENTIVE GRANTS.** The annual long-term share incentive programs for our Named Executive Officers in fiscal 2025 were approved in the form of restricted stock units and performance restricted stock units to strengthen alignment with shareholder interests, to align with business strategy and promote retention and leadership stability.
- ✔ **PERFORMANCE MEASUREMENT.** For Named Executive Officers, the performance measurement used when determining their annual bonus is based on the performance of Carnival Corporation & plc with reference to quantitative metrics, focused on Normalized Adjusted Operating Income and environmental, safety, security and sustainability initiatives.
- ✔ **STOCK OWNERSHIP POLICY.** All senior executives who are designated as reporting officers under Section 16 of the Exchange Act are subject to a stock ownership policy which specifies target ownership levels of Carnival Corporation and Carnival plc shares in terms of the value of the equity holdings as a multiple of each officer's base salary.

✔ **CLAWBACK POLICY.** We have a New York Stock Exchange ("NYSE") 303A.14-compliant clawback policy which provides that we will reasonably promptly recover the amount of erroneously granted or paid incentive-based compensation from the covered executives in the event Carnival Corporation & plc is required to restate its financials due to material non-compliance with any financial reporting requirement under the U.S. federal securities laws. In addition, the Carnival Corporation 2020 Stock Plan (which was approved by shareholders in 2020), the Carnival plc 2024 Share Plan (which was approved by shareholders in 2024) and the Management Incentive Plan used to determine annual bonuses contain clawback provisions, which authorize us to recover incentive-based compensation granted to Executive Officers as well as non-executives under those plans in the event of a restatement of financial statements due to fraud or misconduct, or in the event of other specified detrimental activity, including a breach of confidentiality or restrictive covenants, any activity that would be grounds for termination for cause, or maligning, denigrating or disparaging Carnival Corporation & plc, their directors or employees.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines address various governance issues and principles, including:

- Director qualifications and responsibilities;
- access to management personnel;
- Director compensation;
- Director orientation and continuing education;

- overboarding policy; and
- annual performance evaluations of the Boards, their Committees and individual Directors.

Our Corporate Governance Guidelines are posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

CEO AND EXECUTIVE MANAGEMENT SUCCESSION PLANNING

Our Boards believe that planning for the succession of our CEO and other executive management positions is an important function. In line with our strategy, our global, multi-brand operational structure enhances our succession planning process and enables us to develop a pipeline of highly capable leaders across brands who embody our culture and bring a variety of backgrounds, experiences and perspectives. We also invest in leadership development programs designed to foster career growth, build strong leaders and retain top talent for advancement across the organization. This systematic approach to talent development allows us to maintain the expertise needed to navigate the unique challenges of the cruise industry while supporting our commitment to sustainable growth and operational excellence.

As a result, Carnival Corporation & plc has developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to our senior management, including our CEO.

The Boards and the N&G Committees are responsible for effective succession planning, including emergency succession planning, and overseeing a diverse pipeline for succession. The independent Non-Executive Directors meet with our Chair and our CEO (both together and individually) at least annually to plan for the long-term succession of our CEO, including plans in the event of an emergency. During those sessions, each of our Chair and our CEO discusses his recommendations of potential successors, along with an evaluation and review of any development plans for such individuals. As provided in our Corporate Governance Guidelines, the N&G Committees will, when appropriate, make recommendations to the Boards with respect to potential successors to our CEO. All members of the Boards will work with the N&G Committees to see that qualified candidates are available and that development plans are being utilized to strengthen

the skills and qualifications of the internal candidates. When assessing the qualifications of potential successors to our CEO, the Boards and the N&G Committees will take into account our business strategy as well as any other criteria they believe are relevant.

The Boards, in conjunction with our Chair of the Boards and our CEO, oversee succession planning with respect to the Executive Officers and other members of senior management as they determine from time to time. Our Boards discuss plans for the succession to executive management positions in executive sessions, with appropriate input from our executive management.

PROCEDURES REGARDING DIRECTOR CANDIDATES RECOMMENDED BY SHAREHOLDERS

The N&G Committees will consider shareholder recommendations of qualified Director nominees when such recommendations are submitted in accordance with the procedures below. In order to recommend a candidate for consideration by the N&G Committees for election at the 2026 Annual Meetings of Shareholders, a shareholder must provide the same information as is required for shareholders to submit Director nominations under the advance notice provision set forth in Carnival Corporation's By-laws. Specifically, any such recommendation must include, in addition to any other informational requirements specifically set forth in Carnival Corporation's and Carnival plc's governing documents:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation and service on Boards of Directors of any public company or registered investment company for at least the last five years;
- a statement of the particular experience, qualifications, attributes or skills of the candidate,

taking into account the qualification requirements set forth above; and

- the candidate's signed consent to serve as a Director if elected and to be named in the Proxy Statement.

Once we receive the recommendation, we may deliver to the candidate a questionnaire that requests additional information about the candidate's independence, qualifications and other matters that would assist the N&G Committees in evaluating the candidate, as well as certain information that must be disclosed about the candidate in our Proxy Statement or other regulatory filings, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the N&G Committees at the Annual Meetings of Shareholders. For our 2027 Annual Meetings of Shareholders, the N&G Committees will consider recommendations received by our Company Secretary at our headquarters no later than September 1, 2026.

COMMUNICATIONS BETWEEN SHAREHOLDERS OR INTERESTED PARTIES AND THE BOARDS

Shareholders or interested parties who wish to communicate with the Boards, the Presiding Director, the Non-Executive Directors as a group or any individual Director should address their communications to:

 Carnival Corporation & plc
Attention: Company Secretary
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

The Company Secretary will maintain a log of all such communications, promptly forward to the Presiding Director those which the Company Secretary believes require immediate attention, and also periodically provide the Presiding Director with a summary of all such communications and any responsive actions taken. The Presiding Director will notify the Boards or our Chairs of the relevant Board Committees as to those matters that he believes are appropriate for further action or discussion.

CODE OF BUSINESS CONDUCT AND ETHICS

Carnival Corporation and Carnival plc's Code of Business Conduct and Ethics applies to all employees and members of the Boards of Carnival Corporation and Carnival plc and provides guiding principles on areas such as identifying and resolving conflicts of interest. Our Code of Business Conduct and Ethics is posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

SECURITIES TRADING POLICY

Our Securities Trading Policy governs the purchase, sale, and other dispositions of Carnival Corporation and Carnival plc securities, including Carnival Corporation common stock and Carnival plc ordinary shares, by our Directors, Executive Officers, employees, their related parties, third parties engaged on our behalf, and Carnival Corporation and Carnival plc, their subsidiaries and certain affiliates.

We believe the Securities Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations in the U.S. and UK, as well as the applicable NYSE listing standards. A copy of the Securities Trading Policy was filed as Exhibit 19 to our 2025 joint Annual Report on Form 10-K.

Non-Executive Director Compensation

Annual Compensation



Cash Retainer

$110,000

Equity Retainer

$195,000

Additional Annual Cash Retainers ($)	
Presiding Director & Senior Independent Director	50,000
Chair of a Board Committee	30,000
Committee Member	10,000

During fiscal 2025, our Non-Executive Directors were entitled to receive an annual cash retainer of $110,000 per year, equity incentive compensation, as further described below, and reimbursement for travel, meals and accommodation expenses attendant to their Board membership. We do not provide retirement or other benefits to our Non-Executive Directors. The Presiding Director received an additional retainer of $50,000 in fiscal 2025. In addition, each Non-Executive Director who served as Chair or a member of a Board Committee received an additional $30,000 or $10,000, respectively, as compensation for such service on each Board Committee.

Board members who are employed by us do not receive additional compensation for their services as a member of the Boards of Directors.

The Boards of Directors are committed to attracting and retaining a highly diverse, experienced and capable group of Non-Executive Directors. To that end, the Compensation Committees review non-executive director pay levels and compensation practices of certain other publicly-listed companies on an annual basis with the assistance of their Compensation consultant to ensure our Non-Executive Director compensation program is competitive. Non-Executive Directors receive payment of their earned retainer in quarterly installments. Annual retainers are

prorated so that adjustments can be made during the year. Unearned portions of cash retainers are forfeited upon termination of service.

Non-Executive Directors receive annual share grants under the Carnival Corporation 2020 Stock Plan. The Boards of Directors approved an unrestricted share grant for each Non-Executive Director re-elected at the 2025 Annual Meetings of Shareholders with a grant value equal to $195,000. Accordingly, on April 16, 2025 a grant of 11,117 Carnival Corporation unrestricted shares was made to each Non-Executive Director based on the grant value divided by the average of the closing prices of a Carnival Corporation share over a 10-business day period ending on the date of grant ($17.54).

The 2025 annual Non-Executive Director share grants under the Carnival Corporation 2020 Stock Plan vest effective on the grant date for Non-Executive Directors that have served on the Board for at least one year from their initial appointment or election to the Board. For newly appointed or elected Directors, the grants vest and become non-forfeitable on the first

anniversary of the Non-Executive Director's initial appointment or election to the Board. All of the Non-Executive Directors who received 2025 grants had already served on the Board for at least one year.

Unrestricted shares granted to Non-Executive Director have the same rights with respect to dividends and other distributions as all other outstanding shares of Carnival Corporation common stock. Generally, Non-Executive Directors will receive their annual grants initially upon their appointment or election to the Boards and subsequently at the time of their election or annual re-election to the Boards.

During fiscal 2025, the Compensation Committees undertook a review of Non-Executive Director pay that included benchmarking against the peer group companies. Following that review, the Compensation Committees recommended, and the Boards approved, certain changes effective December 1, 2025 to more closely align our Non-Executive Director compensation with competitive market data and trends, as summarized below.

Director Pay Element	Fiscal 2025 ($)	Fiscal 2026 ($)
Annual Cash Retainer	110,000	
Committees Member Retainer:		
Audit & HESS	10,000	20,000
All other Committees	10,000	
Committees Chair Retainer:		
Audit & HESS	30,000	35,000
All other Committees Chairs	30,000	
Presiding Director & Senior Independent Director Retainer	50,000	
Annual Equity Retainer	195,000	210,000

DIRECTOR COMPENSATION FOR FISCAL 2025

The following table details the total compensation earned by our Directors in fiscal 2025, other than Mr. Weinstein, who is a Named Executive Officer. Mr. Weinstein's compensation is reflected in the "Summary Compensation Table," which follows the "Compensation Discussion and Analysis" section. Directors who are employed by us do not receive additional compensation for their services as members of the Boards of Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Grants[1][2] ($)	All Other Compensation[3] ($)	Total ($)
Micky Arison	—	—	126,507	126,507
Sir Jonathon Band	160,000	198,661	—	358,661
Jason Glen Cahilly	130,000	198,661	—	328,661
Nelda J. Connors	120,000	198,661	—	318,661
Helen Deeble	130,000	198,661	—	328,661
Jeffrey J. Gearhart	150,000	198,661	—	348,661
Katie Lahey	130,000	198,661	—	328,661
Sara Mathew[4]	45,495	0	—	45,495
Stuart Subotnick	160,000	198,661	—	358,661
Laura Weil	160,000	198,661	—	358,661
Randall Weisenburger	220,000	198,661	—	418,661

(1) Represents the grant date fair value, assuming no risk of forfeiture, of the grants of Carnival Corporation unrestricted shares made in fiscal 2025, calculated in accordance with Accounting Standards Codification Topic 718, "Stock Compensation" ("ASC 718"). On April 16, 2025, each of the Non-Executive Directors re-elected at the 2025 Annual Meetings of Shareholders received a grant of 11,117 unrestricted shares based on the average of the closing prices of a share of Carnival Corporation common stock over a 10-business day period ending the date of grant ($17.54); however, ASC 718 requires us to use the grant date closing price of a share of Carnival Corporation common stock ($17.87) for purposes of disclosing the grant date value of unrestricted share grants in this table. The shares may be forfeited if a Director ceases to serve on the Boards within their first year of service for any reason other than death or disability. All of the Non-Executive Directors who received grants served for all of fiscal 2025.

(2) None of the Directors hold stock options. The aggregate number of Carnival Corporation and Carnival plc restricted shares held at November 30, 2025 were as follows:

Name	Restricted Shares (#)
Micky Arison	0
Sir Jonathon Band	30,797
Jason Glen Cahilly	30,797
Nelda J. Connors	12,141
Helen Deeble	30,797
Jeffrey J. Gearhart	30,797
Katie Lahey	30,797
Sara Mathew	30,797
Stuart Subotnick	30,797
Laura Weil	30,797
Randall Weisenburger	30,797

(3) Benefits provided to Mr. Arison as executive Chair include driver and security ($33,759), secondary medical reimbursement plan and associated tax gross up ($31,367), medical allowance ($28,041), automobile lease or allowance ($18,069), and the following other benefits ($15,271 in total): payments to cover premiums on certain benefits and associated tax gross up; automobile repair and expenses; private medical plan (December only); and accidental death or dismemberment, disability and life insurance premiums. The total value of benefits received by each of the Non-Executive Directors was less than $10,000.

(4) Ms. Mathew stepped down from the Boards in April 2025.

NON-EXECUTIVE DIRECTOR POLICIES

The following policies also apply to our Non-Executive Directors:

- **STOCK OWNERSHIP POLICY.** The stock ownership policy for Non-Executive Directors provides that all Non-Executive Directors are required to own shares (inclusive of unvested restricted shares, restricted stock units ("RSUs") and shares in a trust beneficially owned by a Director) of either Carnival Corporation common stock or Carnival plc ordinary shares with a value equal to five times the cash retainer. New Directors must achieve this requirement no later than five years from the date of their initial appointment or election to the Boards by the shareholders. The stock ownership policy for Non-Executive Directors provides that a Non-Executive Director will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Non-Executive Director falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. Each of the Non-Executive Directors who served in fiscal 2025 was in compliance with this Board-mandated requirement or still in their initial five-year accumulation period.

- **PRODUCT FAMILIARIZATION.** All Non-Executive Directors are encouraged to take cruises for purposes of product familiarization. Non-Executive Directors pay a fare of $70 per person per day for the first 14 days per year of any such cruises (or $150 per day in the case of Seabourn) and pay a fare of $200 per person per day for the next 30 days per year of any such cruises, plus taxes, fees and port expenses in each case. Beyond the first 44 days per year, Non-Executive Directors are eligible for smaller discounts. All other charges associated with a cruise (e.g., air, ground transfers, gratuities, tours and fuel supplements, if any) are the responsibility of the Non-Executive Director.

CARNIVAL PLC NON-EXECUTIVE DIRECTOR COMPENSATION

Additional information with respect to Carnival plc's compensation and reimbursement practices during fiscal 2025 for Non-Executive Directors is included in Part II of the Carnival plc Directors' Remuneration Report, which is attached as Annex B to this Proxy Statement.

Related Person Transactions

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Consistent with our written policies and procedures, it is our practice to review all relationships and transactions in which Carnival Corporation or Carnival plc is a participant and in which our Directors, nominees and Executive Officers and their immediate family members and any five percent beneficial holders have an interest in order to determine whether such related persons have a direct or indirect material interest. Our Global Legal Services and Global Accounting and Reporting Services Departments are primarily responsible for the development and implementation of processes and controls to obtain information from the Directors, nominees and Executive Officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions exceeding $120,000 in which Carnival Corporation & plc was or is to be a participant and a related person had or will have a direct or indirect material interest are disclosed in this Proxy Statement. The Directors are also mindful of their obligations under the Companies Act, the UK Listing Rules and Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (the "FCA") with respect to related parties transactions.

In addition, in accordance with our Schedule of Matters Reserved to the Boards and their Committees for their Decision, the Boards review and approve or ratify any related person transaction with an aggregate value in excess of $100,000 in which a Director, an Executive Officer, or any of their immediate family members, has a direct or indirect material interest.

In the course of their review and approval or ratification of a related person transaction, the Boards may consider factors as follows:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;

- the importance of the transaction to the related person;
- the importance of the transaction to Carnival Corporation & plc;
- whether the transaction would impair the judgment of a Director or Executive Officer to act in our best interest; and
- any other matters the Boards deem appropriate.

Any member of the Boards who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such Director may be counted in determining the presence of a quorum at a meeting of the Boards that considers the transaction.

TRANSACTIONS WITH RELATED PERSONS

TRANSACTIONS WITH MICKY ARISON

Micky Arison, our Chair, is also the Chair, President and the indirect majority shareholder of FBA II, Inc., the general partner of Miami Heat Limited Partnership ("MHLP"), the owner of the Miami Heat, a professional basketball team. He is also the indirect shareholder of Basketball Properties, Inc., the general partner of Basketball Properties, Ltd. ("BPL"), which is the manager and operator of the Kaseya Center. In July 2021, Carnival Cruise Line entered into an amendment of the advertising and promotion agreement between Carnival Cruise Line, MHLP and BPL which extended the terms of the agreement through 2025. In October 2023, Carnival Cruise Line, MHLP and BPL executed an amendment to the advertising and promotion agreement which granted Carnival Cruise Line the right to feature a logo patch on Miami Heat player jerseys for one year for an additional $2 million. Pursuant to this agreement, as amended, Carnival Cruise Line paid $806,000 during fiscal 2025.

In August 2015, Carnival Corporation entered into a nonexclusive Aircraft Lease Agreement with an owner trustee under a trust agreement with Ad Astra I, LLC (the "Lease Agreement"); and in August 2020, Carnival Corporation entered into a Services Agreement with Nickel Cayman Management, LLC (the "Services Agreement" and together with the Lease Agreement, the "Aircraft Agreements"). In March 2021, the Aircraft Agreements were amended to adjust the rental rate

and aircraft management fee to account for substantially all flight department overhead being borne by Nickel Cayman Management, LLC following Carnival Corporation's disposal of its own aircraft in December 2020. In October 2025, the Aircraft Agreements were further amended to adjust the rental rate and aircraft management fee in line with current market rates, with effect from December 1, 2025.

Under the terms of the amended Lease Agreement, Carnival Corporation leases an aircraft beneficially owned by Ad Astra I, LLC from time-to-time in exchange for an hourly rent of $7,920 plus applicable taxes (increasing to $11,240 effective December 1, 2025), which is based on market charter rates for similar aircraft as adjusted for costs of operations borne by Carnival Corporation (i.e., fuel and line maintenance during its operation of the aircraft) and hourly service plan expenses. Under the terms of the amended Services Agreement, Carnival Corporation provides aircraft management services to Nickel Cayman Management, LLC with respect to the aircraft, including overseeing its operation, maintenance and staffing, and is paid an annual fee of $162,000 (increasing to $182,000 effective December 1, 2025) which is based on market rates for similar arrangements (the "Service Fee"). In addition, Carnival Corporation is reimbursed for operating, maintenance and personnel costs and related third party costs incurred in connection with the services ("Service

Costs"). The terms of the Aircraft Agreements are for one year and they renew automatically for one-year periods, unless terminated sooner by either party upon 30 days' written notice.

During fiscal 2025, Carnival Corporation paid Ad Astra I, LLC $1,410,000 under the Lease Agreement, and Nickel Cayman Management, LLC paid Carnival Corporation $162,000 as the Service Fee and reimbursed Carnival Corporation $2,784,000 for the Service Costs.

Each of Ad Astra I, LLC and Nickel Cayman Management, LLC are companies directly or indirectly controlled by a trust of which Mr. Arison is a beneficiary. As one of the beneficiaries of the trust, Mr. Arison benefits from payments to Ad Astra I, LLC under the Lease Agreement in whole or in part. Mr. Arison is also an officer of Nickel Cayman Management, LLC.

The Boards have reviewed and approved or ratified these transactions.

Share Ownership of Certain Beneficial Owners and Management

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information concerning the share ownership as of January 13, 2026 of:

- each of our Directors and Director nominees;
- each individual named in the "Summary Compensation Table" which appears elsewhere in this Proxy Statement; and
- all Directors and Executive Officers as a group.

The number of shares beneficially owned by each entity, person, Director, Director nominee or Executive

Officer is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual would have the right to acquire as of March 14, 2026 (being 60 days after January 13, 2026) through the vesting of RSUs.

Name and Address of Beneficial Owners or Identity of Group[1]	Amount and Nature of Beneficial Ownership of Carnival Corporation Common Stock*	Percentage of Carnival Corporation Common Stock (%)	Amount and Nature of Beneficial Ownership of Carnival plc Ordinary Shares	Percentage of Carnival plc Ordinary Shares (%)	Percentage of Combined Voting Power** (%)
Micky Arison	94,142,908[2][3]	7.6	0	—	6.8
Sir Jonathon Band	64,406	***	0	—	***
David Bernstein	223,880[4]	***	0	—	***
Jason Glen Cahilly	80,505	***	0	—	***
Nelda J. Connors	23,258	***	0	—	***
Helen Deeble	83,214	***	0	—	***
Bettina Deynes	56,775[4]	***	0	—	***
Jeffrey J. Gearhart	72,768	***	0	—	***
Katie Lahey	77,756	***	0	—	***
Lars Ljoen	27,846	***	0	—	***
Enrique Miguez	115,642[4]	***	0	—	***
Stuart Subotnick	125,325	***	0	—	***
Laura Weil	124,522	***	0	—	***
Josh Weinstein	715,019[4]	***	0	—	***
Randall Weisenburger	1,362,864[5]	***	0	—	***
All Directors and Executive Officers as a group (15 persons)	97,296,688	7.9	0	—	7.0

* As part of the establishment of the DLC arrangement, Carnival plc issued a special voting share to Carnival Corporation, which transferred such share to the trustee of the P&O Princess Special Voting Trust (the "Trust"), a trust established under the laws of the Cayman Islands. Trust shares of beneficial interest in the Trust were transferred to Carnival Corporation. The trust shares represent a beneficial interest in the Carnival plc special voting share. Immediately following the transfer, Carnival Corporation distributed such trust shares by way of a dividend to holders of shares of Carnival Corporation common stock. Under a pairing agreement, the trust shares of beneficial interest in the Trust are paired with, and evidenced by, certificates representing shares of Carnival Corporation common stock on a one-for-one basis. In addition, under the pairing agreement, when a share

of Carnival Corporation common stock is issued to a person after the implementation of the DLC arrangement, a paired trust share will be issued at the same time to such person. Each share of Carnival Corporation common stock and the paired trust share may not be transferred separately. The Carnival Corporation common stock and the trust shares (including the beneficial interest in the Carnival plc special voting share) are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL." Accordingly, each holder of Carnival Corporation common stock is also deemed to be the beneficial owner of an equivalent number of trust shares.

** As a result of the DLC arrangement, on most matters that affect all of the shareholders of Carnival Corporation and Carnival plc, the shareholders of both companies effectively vote together as a single decision-making body. Combined voting is accomplished through the special voting shares that have been issued by each company.

*** Less than one percent.

(1) The address of each individual is 3655 N.W. 87th Avenue, Miami, Florida 33178.

(2) Mr. Arison is a member of the Arison Group (defined below), which has filed a joint statement on Schedule 13D with respect to the shares of Carnival Corporation common stock held by such persons. Each member of the Arison Group may be deemed to own the shares of common stock held by all other members of the Arison Group. For information on the share ownership of other members of the Arison Group, see "Principal Owners" table below.

(3) Includes (i) 13,406,463 shares of common stock held by the various Arison family trusts and (ii) 80,736,445 shares of common stock held by MA 1994 B Shares, L.P.

(4) Includes 2023 time-based restricted stock units and performance-based restricted stock units granted in April 2023, all of which are scheduled to be released on February 10, 2026.

(5) Includes 961,238 shares held by Mile 26 Capital LLC.

PRINCIPAL OWNERS

Set forth below is information concerning the share ownership of as of January 13, 2026:

- all persons known by us to be the beneficial owners of more than 5% of the 1,236,706,612 shares of Carnival Corporation common stock and trust shares of beneficial interest in the P&O Princess Special Voting Trust outstanding; and
- all persons known by us to be the beneficial owners of more than 5% of the 217,413,915 ordinary shares issued by Carnival plc, less 42,876,272 ordinary shares which are held by Carnival Corporation and 28,927,231 ordinary shares held in treasury, both of which have no voting rights.

Micky Arison, Chair of the Board of each of Carnival Corporation and Carnival plc, certain other members of the Arison family and trusts for their benefit (collectively, the "Arison Group"), beneficially own shares representing approximately 7.6% of the voting power of Carnival Corporation and approximately 6.8% of the combined voting power of Carnival Corporation & plc and have informed us that they intend to cause all such shares to be voted in favor of Proposals 1 through 19. The table below begins with the ownership of the Arison Group.

Name and Address of Beneficial Owners or Identity of Group	Amount and Nature of Beneficial Ownership of Carnival Corporation Common Stock*	Percentage of Carnival Corporation Common Stock (%)	Amount and Nature of Beneficial Ownership of Carnival plc Ordinary Shares	Percentage of Carnival plc Ordinary Shares (%)	Percentage of Combined Voting Power** (%)
MA 1994 B Shares, L.P. 1201 North Market Street Wilmington, DE 19899	80,736,445[1][2]	6.5	0	—	5.8
MA 1994 B Shares, Inc. 1201 North Market Street Wilmington, DE 19899	80,736,445[1][2]	6.5	0	—	5.8
Richard L. Kohan Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	94,144,908[1][3]	7.6	0	—	6.8
KLR, LLC Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	83,158,949[1][4]	6.7	0	—	6.0
Nickel 2015-94 B Trust 1313 North Market Street Suite 5300 Wilmington, DE 19801	80,736,445[1][2]	6.5	0	—	5.8
Barclays PLC 1 Churchill Place, London, E14 5HP, United Kingdom	0	—	7,534,528[5]	5.2	***
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	65,117,160[6]	5.3	6,871,539[7]	4.7	5.2
Norges Bank Bankplassen 2 PO Box 1179 Sentrum NO 0107 Oslo, Norway	0	—	13,742,702[8]	9.4	***
Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	113,163,718[9]	9.2	0	—	8.2

*, ** and *** have the same meanings as indicated in the table above.

(1) The Arison Group has filed a joint statement on Schedule 13D with respect to the shares of Carnival Corporation common stock held by such persons. Each member of the Arison Group may be deemed to own the shares of common stock held by all other members of the Arison Group.

(2) MA 1994 B Shares, L.P. ("MA 1994, L.P.") owns 80,736,445 shares of common stock. The general partner of MA 1994, L.P. is MA 1994 B Shares, Inc. ("MA 1994, Inc."), which is wholly-owned by the Nickel 2015-94 B Trust, a trust established for the benefit of Mr. Arison and members of his family (the "B Trust"). The sole limited partner of MA 1994, L.P. is the B Trust. Under the terms of the instrument governing the B Trust, Mr. Arison has the sole right to vote and direct the sale of the common stock indirectly held by the B Trust. By virtue of the limited partnership agreement of MA 1994, L.P., MA 1994, Inc. may be deemed to beneficially own all such 80,736,445 shares of common stock. By virtue of the B Trust being the sole stockholder of MA 1994, Inc., the B Trust may be deemed to beneficially own all such 80,736,445 shares of common stock. By virtue of Mr. Arison's interest in the B Trust and the B Trust's interest in MA 1994, L.P., Mr. Arison may be deemed to beneficially own all such 80,736,445 shares of common stock. Mr. Arison also may be deemed to beneficially own 8,472,297 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2025-05 Trust No. 2. In addition, Mr. Arison may be deemed to beneficially own 2,422,504 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children, and 2,511,662 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several grantor-retained annuity trusts. The administrative trustee of the B Trust is the Northern Trust Company of Delaware.

(3)   By virtue of being the sole member of KLR, LLC and a trustee of various Arison family trusts, Mr. Kohan may be deemed to own the aggregate of 94,142,908 shares of common stock beneficially owned by such entities, as to which he disclaims beneficial ownership. Mr. Kohan also owns 1,000 shares of common stock directly and owns 1,000 shares of common stock indirectly by virtue of such shares owned by Mr. Kohan's wife.

(4)   KLR, LLC is a Delaware limited liability company wholly owned by Mr. Kohan. KLR, LLC acts as a distribution advisor for various Arison family trusts and has shared dispositive power over the shares of common stock held by certain of such trusts.

(5)   As reflected in a TR-1 notification received by Carnival plc on January 9, 2025, Barclays PLC and its affiliates reported direct voting rights over 4,946,819 ordinary shares, voting rights over 28,189 ordinary shares subject to right to recall, voting rights over 2,468,126 ordinary shares through CFD, voting rights over 89,182 ordinary shares through an equity swap and voting rights over 2,212 ordinary shares through a portfolio swap.

(6)   As reflected in a Schedule 13G/A filed on February 2, 2024 with the SEC, BlackRock, Inc. reported sole voting power over 59,773,252 shares of common stock and sole dispositive power over 65,117,160 shares of common stock.

(7)   As reflected in a Schedule 13G/A filed on April 29, 2025 with the SEC, BlackRock, Inc. reported sole voting power over 6,388,265 ordinary shares and sole dispositive power over 6,871,539 ordinary shares.

(8)   As reflected in a Schedule 13G/A filed on February 10, 2025 with the SEC, Norges Bank reported sole voting and dispositive power over 13,742,702 ordinary shares.

(9)   As reflected in a Schedule 13G/A filed on February 13, 2024 with the SEC, Vanguard Group reported shared voting power over 1,252,936 shares of common stock, sole dispositive power over 108,941,565 shares of common stock, and shared dispositive power over 4,222,153 shares of common stock.



PROPOSAL 12

Advisory (Non-Binding) Vote to Approve Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and pursuant to Section 14A of the Exchange Act, our shareholders are being provided with the opportunity to cast an advisory (non-binding) vote to approve our executive compensation. We refer to this vote as the "say-on-pay" vote. Although this vote is advisory and is not binding on the Boards, the Compensation Committees will take into account the outcome of the vote when considering future executive compensation decisions.

The "say-on-pay" vote is required to be offered to our shareholders at least once every three years. In 2023, our Boards recommended that we provide shareholders with the opportunity to cast their "say-on-pay" vote each year and our shareholders agreed. If we maintain our current frequency, the next "say-on-pay" vote is expected to occur at the 2027 Annual Meetings of Shareholders.

The Boards are committed to corporate governance best practices and recognize the significant interest of shareholders in executive compensation matters. The Compensation Committees seek to balance short-term and long-term compensation opportunities to enable Carnival Corporation and Carnival plc to meet short-term objectives while continuing to produce value for their shareholders over the long-term. They also promote a compensation program designed to attract, motivate and retain key executives. As discussed in the Compensation Discussion and Analysis, the Compensation Committees believe that our current executive compensation program directly links executive compensation to our performance and aligns the interests of our Named Executive Officers with those of our shareholders. For example:

✔ Our compensation philosophy places more emphasis on variable elements of compensation (such as annual bonuses and equity-based compensation) than fixed remuneration.

✔ In accordance with the Compensation Committees' focus on long-term shareholder returns, the Compensation Committees approved performance-based share grants and incentive programs for our Named Executive Officers which vest based upon the extent to which certain pre-grant performance criteria are attained.

✔ To further promote long-term shareholder alignment, we require our Named Executive Officers to meet and maintain stock ownership requirements.

✔ The Compensation Committees review the position of each element of total direct compensation relative to the competitive market and use the range of total direct compensation levels in the competitive market to assess the extent to which the compensation provided to our Named Executive Officers is generally consistent with that offered by the competitive market to their Named Executive Officers.

✔ Carnival Corporation and Carnival plc does not offer U.S. executives excise tax gross-up protections.

We encourage you to read our Compensation Discussion and Analysis contained within this Proxy Statement for a more detailed discussion of our compensation policies and procedures.

Our shareholders have the opportunity to vote for or against, or to abstain from voting on, the following resolution:

"RESOLVED, that the shareholders approve the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement)."

 **The Boards of Directors unanimously recommend a vote FOR the approval of the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement).**



PROPOSAL 13

Advisory (Non-Binding) Vote to Approve the Carnival plc Directors' Remuneration Report

In accordance with Section 439 of the Companies Act and Schedule 8 of the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended (the "LMCG Regulations"), shareholders are voting to approve the Carnival plc Directors' Remuneration Report. The Carnival plc Directors' Remuneration Report is in two parts. Part I also constitutes the Compensation Discussion and Analysis as required by regulations promulgated by the SEC and includes information that Carnival plc is required to disclose in accordance with the LMCG Regulations. Part II of the Carnival plc Directors' Remuneration Report is set forth as Annex B to this Proxy Statement and includes the additional information that Carnival plc is required to disclose in accordance with the LMCG Regulations, including certain information which has been audited for the purposes of the Carnival plc Annual Report.

UK law only requires an advisory vote on the substance and content of the Carnival plc Directors' Remuneration Report. Accordingly, disapproval of this Proposal 13 will not require us to amend the Carnival plc Directors' Remuneration Report or require any Director to repay any amount. No entitlement of a Director is conditional on the approval of this Proposal 13. However, the Boards and Compensation Committees are expected to take into account both the voting result and the views of our shareholders in their application, development and implementation of compensation policies and plans.

 **The Boards of Directors unanimously recommend a vote FOR the approval of the Carnival plc Directors' Remuneration Report.**

Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report (Part I)

CONTENTS

··

LETTER FROM THE CHAIR OF OUR COMPENSATION COMMITTEES

Fellow Shareholders,

Each year, the Compensation Committees conduct the important task of evaluating the design of our executive compensation programs to ensure they continually drive performance against important business priorities and align with the interests of our shareholders. The Compensation Committees are deeply focused on ensuring our compensation programs reflect our pay-for-performance philosophy.

The design of our 2025 executive compensation program is largely consistent with the 2024 program. The program continues to reflect a predominantly at-risk, quantitative performance-based structure. The long-term incentive component retains a simplified structure consisting of performance-based equity (PBS) to incentivize strong performance as

well as time-based equity (TBS) to support our retention goals. For our performance-based programs, our Compensation Committees established challenging performance goals to drive financial and operational success for the year and over a longer-term horizon.

The modest design changes effective in fiscal 2025 included updates to 2025 PBS performance metrics to incorporate a relative TSR metric as well as to change from an adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") metric to a Normalized Operating Income per ALBD metric to reflect normalized operations and leverage levels, align with shareholder interests and reward our long-term success.

Consistent with our updated compensation philosophy described in 2024, we approved increases to the target compensation of our Named Executive Officers in 2025. Such increases reflect a commitment to position target pay closer to market median levels and were primarily concentrated in long-term incentives, strengthening alignment between pay and performance.

Guided by our executive leadership team, fiscal 2025 was a record year for us. Financial performance in 2025 was very strong with revenue and operating income at an all-time high, all while delivering unforgettable experiences to over 13.6 million guests who joined us last year.

The compensation determinations for our Named Executive Officers reflect our overall strong performance. Our Annual Bonus will pay out at 186.9 percent of target.

On behalf of the Compensation Committees, we appreciate the input our shareholders have provided and look forward to our continued dialogue over the coming year. Thank you for your investment in Carnival Corporation & plc.

Sincerely,

RANDALL WEISENBURGER
Chair of the Compensation Committees

January 27, 2026

HOW WE ADDRESS UK AND U.S. COMPENSATION DISCLOSURE REQUIREMENTS

Carnival Corporation and Carnival plc are separate legal entities (together referred to in this Report as "Carnival Corporation & plc") and each company has its own Board of Directors and Compensation Committee. However, as is required by the agreements governing the DLC arrangement, the Boards of Directors and members of the Committees of the Boards, including the Compensation Committees, are identical and there is a single senior management team.

Carnival Corporation and Carnival plc are subject to disclosure regimes in the U.S. and UK. While some of the disclosure requirements are the same or similar, some are very different. As a result, the Carnival plc Directors' Remuneration Report is in two parts. The information contained in this Part I constitutes the Compensation Discussion and Analysis as required by regulations promulgated by the SEC and includes information that Carnival plc is required to disclose in accordance with Schedule 8 of the LMCG Regulations.

Part II of the Carnival plc Directors' Remuneration Report, set forth as Annex B to this Proxy Statement, includes the additional information that Carnival plc is required to disclose in accordance with the LMCG Regulations, including certain information that has been audited for the purposes of the Carnival plc Annual Report.

Parts I and II of the Carnival plc Directors' Remuneration Report are in compliance with the LMCG Regulations, the UK Corporate Governance Code, the Companies Act and the UK Listing Rules of the FCA. Both Parts I and II form part of the Carnival plc Annual Report for the year ended November 30, 2025.

Pursuant to rules promulgated by the SEC and the LMCG Regulations, this Compensation Discussion and Analysis reviews the compensation of the following Named Executive Officers of Carnival Corporation & plc:



JOSH WEINSTEIN

Chief Executive Officer

DAVID BERNSTEIN

Chief Financial Officer and
Chief Accounting Officer



BETTINA DEYNES

Global Chief Human
Resources Officer

LARS LJOEN

Chief Maritime Officer



ENRIQUE MIGUEZ

General Counsel

EXECUTIVE SUMMARY

OUR COMPENSATION PHILOSOPHY

Aligning Compensation with Our Purpose & Mission and Values

Our executive compensation program is designed to reward financial results, successful delivery of our long-term strategy and effective strategic leadership, all in a manner consistent with our purpose & mission and values. We use both short-term rewards and long-term incentives to promote alignment of the financial interests of our Executive Officers with our shareholders. We endeavor to align our compensation program and underlying performance measures with the interests of our shareholders and senior executives by linking actual pay to operating performance, environment, safety and security, sustainability initiatives and shareholder interests. We also seek to provide a total direct compensation package (salary, bonus and equity grants) that allows us to be competitive in the labor markets where we compete for executive talent, adjusted as necessary to take into consideration factors including the relevant senior executive's performance, experience and responsibilities. As part of our pay philosophy, we generally aim to set target compensation for our Named Executive Officers near market median and continue to make appropriate adjustments in furtherance of this philosophy.

Considering U.S. and UK Market Approaches

All of the Named Executive Officers who are currently employed by us were located in the U.S. for all or substantially all of 2025. As a global entity, we strive to implement a consistent set of compensation principles across geographic and operating company units that satisfy the requirements of all jurisdictions and local market demands while also accounting for local market norms and practices. Since our current Executive Officers are based in the U.S., our compensation policies primarily reflect U.S. market practices. However, the Compensation Committees seek to incorporate UK compensation principles, including those contained in the UK Corporate Governance Code, to the degree practicable.

Emphasizing At-Risk Pay

Our compensation philosophy emphasizes at-risk incentive pay to drive a pay-for-performance culture. This compensation philosophy extends beyond our Named Executive Officers to include other key executives, reflecting the Compensation Committees' commitment to aligning compensation with the success of Carnival Corporation & plc.

As disclosed in greater detail in the sections that follow, our 2025 programs remained predominantly quantitative performance-based, aligning with our compensation philosophy and investor feedback. The Compensation Committees did not exercise discretion in certifying 2025 results.

2025 BUSINESS AND PERFORMANCE HIGHLIGHTS

A Record Year

Our business ended fiscal 2025 on a high note, with an incredibly strong finish to a record-breaking year. During fiscal 2025, we delivered:

- all-time high full-year revenues of $26.6 billion;
- cash from operations of $6.2 billion, making a significant contribution toward enhancing our financial strength;
- all-time high operating income of $4.5 billion, more than 25 percent higher than the prior year; and
- record year-end customer deposits at the end of 2025, up nearly 7 percent year over year.

Continued Sustainability Progress

During 2025, we also continued making progress towards our sustainability goals. We reached our 2030 goal ahead of schedule, cutting greenhouse gas emissions intensity by 20% relative to our 2019 baseline. Separately, our "Less Left Over" strategy helped reduce food waste by over 47%, edging closer to our 50% target set for 2030.

2025 COMPENSATION OVERVIEW

Summary of Fiscal 2025 Named Executive Officer Compensation

Consistent with our compensation philosophy and investor feedback, our 2025 program continued to be significantly weighted towards quantitative performance-based elements, with the Management Incentive Plan ("MIP") annual cash bonus and the long-term performance-based restricted stock unit ("PBS") grant being fully at-risk and based on pre-established quantitative measures. We also continued the time-based long-term restricted stock unit ("TBS") incentive to support retention objectives. The Compensation Committees strongly believe that this compensation and incentive structure aligns our performance with the interests of our shareholders while also balancing the need to drive measured, well-informed, and long-term focused decision-making by senior leadership.

Our 2025 compensation program included:

- **Performance metrics for our 2025 annual cash bonus** delivered through our MIP focus on **Normalized Adjusted Operating Income** (80%) as the primary performance measure with the remainder focused on **critical environmental and safety initiatives** (20%). The specific goals and metrics for the MIP annual cash bonus were established and approved by the Compensation Committees at the beginning of this measurement period, as described in more detail below.

- **Structure of our 2025 equity-based incentive program**:
  - PBS (performance-based share) grants, weighted at 60%, designed to support our return to profitable growth, align with shareholder interest and reward long-term success by measuring Normalized Operating Income per adjusted lower berth days ("ALBD"), adjusted ROIC, relative TSR and GHG intensity reductions for fiscal years 2025, 2026 and 2027.
  - TBS (time-based share) grants, weighted at 40%, to support our retention objectives by providing for annual vesting over a three-year period subject to continued employment.

Fiscal 2025 Named Executive Officer Compensation Overview

Pay Element	Form of Payment	Performance Period	Description of Pay Element	Commentary
Base Salary	Cash	One year	Provides compensation based on level of responsibility, performance, and other market factors	• Reviewed annually
MIP Annual Cash Bonus	Cash	One year	**Performance Metrics and Weighting:** • Normalized Adj. Operating Income (80%) • HESS (20%) • Safe & Compliant ships • Safe and Healthy Passengers & Crew • Protecting the Environment **Additional Detail:** • Payout will range from 0 to 200% of target • Focuses performance on our critical priority areas	• Continued the mix of pre-established metrics based on our primary financial performance measurement and critical sustainability initiatives
Long-Term Incentive	***PBS (Performance-Based Share Grants)*** 60%	Three years	**Performance Metrics and Weighting:** • Normalized Operating Income per ALBD (45%) • Adjusted ROIC (20%) • Relative TSR (20%) • GHG Intensity Reduction (15%) **Additional Detail:** • Cliff vests following a three-year measurement period • Payout range of 0 to 200% of target	• Continued a structure based on multiple pre-established quantifiable metrics measured over a multi-year period • Incorporated updated metrics that are designed to reflect normalized operations and leverage levels, align with shareholder interests and reward our long-term success, including by benchmarking our TSR relative to our peers in the travel and leisure sector
	TBS (Time-Based Share Grants) 40%	Three years	• Vests annually in equal installments over a three-year period subject to continued employment	• Balances the need to retain our executive team and motivate them to responsibly drive profitable growth

TOTAL TARGET COMPENSATION MIX(1)



CEO

Base Salary
9%
91%
At-risk
Annual
Incentive
Bonus
18%
Long-Term
Equity
Incentives
73%

Other NEOs

Base Salary
23%
77%
At-risk
Long-Term
Equity
Incentives
54%
Annual
Incentive Bonus
23%

(1) At-risk compensation includes the Annual Incentive Bonus that is subject to performance criteria and the Long-Term Equity Incentives, some of which are subject to performance criteria and all of which are subject to change in value based on share price movements during the vesting period.

SUMMARY OF OUR 2025 DECISIONS

The Compensation Committees make decisions regarding Named Executive Officer total compensation (base salary, annual bonus and annual equity grants) in connection with our annual performance review process. The table below summarizes the Compensation Committees' decisions for fiscal 2025.

Factors That Guided Compensation Decisions	• Our compensation philosophy, as well as our policies, practices and objectives • Degree of achievement of key strategic financial and operational goals for fiscal 2025 • Advice of an independent compensation consultant • Shareholder input • Market pay practices • The impact of any individual compensation element on the other elements and on total compensation
Fiscal 2025 Compensation Program Changes	In line with our updated philosophy targeting the market median for total compensation, in 2025 we continued to make phased adjustments to our Named Executive Officers' target compensation levels to bring them in line with the market median, based on our review of our peer group and compensation survey data.
Key Fiscal 2025 Compensation Decisions	**Base Salary Decisions** For fiscal 2025, the Compensation Committees approved increases to base salary for all Named Executive Officers in keeping with our philosophy to provide competitive pay that aligns with broader market benchmarking. The base salary increases ranged from four to 22 percent. **Annual Cash Bonus** For fiscal 2025, the Compensation Committees approved increases to the bonus targets for all Named Executive Officers except Mr. Bernstein, in keeping with our compensation philosophy. The primary performance metric for the bonus was Normalized Adjusted Operating Income, with the balance of performance metrics focused on performance of environmental and safety initiatives. Due to our strong financial performance, the Named Executive Officers earned a 191.1 percent payout under the Normalized Adjusted Operating Income metric, and a 170.3 percent payout on the environmental and safety initiatives metric, resulting in a final, weighted payout of 186.9 percent. **Equity Grant Decisions** For fiscal 2025, the Compensation Committees approved increases to equity incentive compensation targets for all Named Executive Officers following a review of market data for comparable roles. The equity-based program remained majority performance-based with refined performance metrics for 2025 focusing on profitability, shareholder returns relative to our peers, disciplined capital spending and GHG reduction measures, with a time-based component included to support our retention objectives.

PROCESS FOR MAKING COMPENSATION DETERMINATIONS

Early Fiscal Year	Mid-Fiscal Year	Post-Fiscal Year
Compensation Approach	**Evaluate Program**	**Final Board Deliberations**
• The Compensation Committees determine the compensation policy and approach for the fiscal year. • Our CEO and the Chair of the Boards of Directors recommend key initiatives and goals for Carnival Corporation & plc to the Compensation Committees.	• The Compensation Committees consult with the leadership team and independent consultants on matters such as compensation planning, staffing levels and retention incentives with the goals of supporting employees and attracting necessary personnel. • The Compensation Committees meet and discuss with our CEO, Chair of the Boards of Directors and the Chief Human Resources Officer.	• Our CEO, Chair of the Boards, and the Compensation Committees review the results of progress towards goals and other material items relating to overall Carnival Corporation & plc performance. • Our CEO reviews: (1) annual competitive market analysis provided by the independent consultant (2) individual Named Executive Officer performance (3) performance results of the group of brands or company-wide results and then provides the Compensation Committees with recommended total target compensation levels for each Named Executive Officer, except for his own. • The Compensation Committees determine CEO and Named Executive Officer compensation by evaluating their individual performance against set performance objectives in addition to the overall performance of Carnival Corporation & plc.

ADDITIONAL CONTEXT FOR 2025 DECISIONS

In fiscal 2025, the Compensation Committees continued to consult with their independent consultants and management on matters such as compensation planning, staffing levels, and retention incentives with the goals of supporting employees, attracting necessary personnel, and recognizing the strong performance of management and the workforce over the year. The Compensation Committees took into consideration business needs and the impact of decisions on employees and shareholders. The Compensation Committees exercised independent judgment when consulting with or receiving advice from management, Executive Directors, or compensation consultants.

After the fiscal year was completed, our CEO and our Chair of the Boards of Directors reviewed with the Compensation Committees the results of those initiatives, progress towards goals, and other material items relating to overall Carnival Corporation & plc performance. Our CEO reviewed the annual competitive market analysis provided by the independent consultant, as well as individual performance of each Named Executive Officer and the results of the group of brands or company-wide results, as appropriate, and provided the Compensation Committees with recommended total target compensation levels for each Named Executive Officer, except for his own. The compensation for our Named Executive Officers was then determined by the Compensation Committees using their discretion to evaluate the individual performance of our Named Executive Officers and the overall performance of Carnival Corporation & plc.

IMPACT OF REGULATORY REQUIREMENTS ON COMPENSATION

In making determinations regarding executive compensation, the Compensation Committees consider relevant issues relating to accounting treatment, tax treatment (both company and individual), and regulatory requirements. The global nature of Carnival Corporation & plc's operations necessarily means that monitoring these technical issues and considering their potential impact on the appropriate design and operation of executive remuneration programs is an increasingly complex exercise. Technical issues are evaluated in light of Carnival Corporation & plc's philosophy and objectives for executive compensation and their corporate governance principles, as described earlier in this Compensation Discussion and Analysis.

INDEPENDENT COMPENSATION CONSULTANTS

The Compensation Committees have engaged FW Cook (together with its UK affiliated firm, FIT Remuneration Consultants LLP ("FIT")) to assist in their annual review of our executive and Director compensation programs. The Compensation Committees believe that FW Cook and FIT provided objective advice to the Compensation Committees. FW Cook and FIT provide no other services to Carnival Corporation & plc and have no other connections with Carnival Corporation & plc or individual Directors.

During fiscal 2025, a consultant from FW Cook attended meetings of the Compensation Committees and provided FW Cook's views on proposed actions by the Compensation Committees.

In accordance with New York Stock Exchange listing rules relating to compensation consultant independence, the Compensation Committees have determined that FW Cook and FIT and their consultants are independent after taking into consideration the factors set forth in the listing rules. Pursuant to the foregoing factors, the Compensation Committees have determined that FW Cook's and FIT's work raised no conflicts of interest.

RISK CONSIDERATIONS

The Compensation Committees evaluate the compensation program for potential risks. The Compensation Committees have concluded that the incentive structure for senior management does not encourage behaviors that would create material adverse risk for Carnival Corporation & plc, and that risks arising from Carnival Corporation & plc's compensation policies and practices for their workforce are not reasonably likely to have a material adverse effect on Carnival Corporation & plc. Please refer to the "Compensation Risk Assessment" section for additional information.

ROLE OF SHAREHOLDER ENGAGEMENT IN OUR EXECUTIVE COMPENSATION PROGRAM

Shareholder engagement is an important source of feedback for our Compensation Committees on our executive compensation program.

During fiscal 2025, we have continued to engage with shareholders to seek feedback on our compensation program, and to incorporate that feedback in our compensation discussions. We engaged with a significant number of our shareholders throughout the year. Our Presiding Director and Senior Independent Director (who is also the Chair of our Compensation Committees) participated in select meetings to discuss our compensation program.

The strong support for our 2025 "say on pay" vote indicated to us that shareholders were pleased with the 2024 executive compensation program structure. As a result, the Compensation Committees maintained the quantitative and performance-based structure of our executive compensation program for fiscal 2025 and did not make any changes as a result of the 2025 "say-on-pay" vote. The Compensation Committees have and will continue to consider shareholder input as well as results from the annual shareholder advisory votes, including the next vote in April 2026, when reviewing executive compensation programs and policies.

NAMED EXECUTIVE OFFICER COMPENSATION DESIGN, ELEMENTS AND PAY MIX

The compensation elements for our Named Executive Officers consist of:

- base salary;
- annual cash bonus;
- equity-based incentive compensation; and
- limited perquisites.

In determining the amount of any particular compensation element, the Compensation Committees consider the impact of such element on total compensation (and thus, each element affects the amount paid in respect of other elements of compensation). For example, the Compensation Committees consider the amount of the base salary and annual bonus that may be earned by a Named Executive Officer when making an equity grant.

2025 COMPENSATION RECOMMENDATIONS AND RATIONALE

BASE SALARIES

Base salaries are intended to provide a level of fixed compensation that is reflective of each Named Executive Officer's level of responsibility. Base salaries of our Named Executive Officers for fiscal 2025 are reported in the "Summary Compensation Table." The Compensation Committees annually review each Named Executive Officer's performance and may increase the base salary of a Named Executive Officer at their discretion if merited by performance, responsibilities, or other market factors necessary to attract and retain our executives.

For fiscal 2025, the Compensation Committees approved increases to base salary for all Named Executive Officers effective March 1, 2025 (other than Mr. Ljoen for whom the increase was effective January 1, 2025), in keeping with our philosophy to

provide competitive pay that aligns with broader market benchmarking. Following these adjustments, Named Executive Officer base salaries are generally near market median (based on the review of our peer group and compensation survey data).

Name	2024 Base Salary ($)	2025 Base Salary (effective March 1, 2025) ($)
Josh Weinstein	1,400,000	1,450,000
David Bernstein	960,000	1,000,000
Bettina Deynes	490,000	600,000
Lars Ljoen[1]	N/A	675,000
Enrique Miguez	675,000	700,000

(1)   Mr. Ljoen was not a Named Executive Officer for fiscal 2024.

ANNUAL BONUSES

Annual cash bonuses for our Named Executive Officers are determined in accordance with the Carnival Corporation & plc MIP. The MIP is designed to focus the attention of our executives on achieving strong performance results against key business priorities and is a core component of our compensation program that supports our pay for performance philosophy.

For fiscal 2025, the Compensation Committees approved increases to the bonus targets for all Named Executive Officers except Mr. Bernstein, in keeping with our philosophy to provide competitive pay that

aligns with broader market benchmarking. These increases helped bring total compensation for our Named Executive Officers nearer to, but generally still lower than, market median (based on the review of our peer group and compensation survey data).

The target opportunities for fiscal 2025 for our Named Executive Officers are shown below. Actual payouts may range from 0% to 200% of the target bonus opportunity based on actual performance of our company.

Name	2024 Target Bonus ($)	2025 Target Bonus ($)
Josh Weinstein	2,800,000	2,900,000
David Bernstein	1,350,000	1,350,000
Bettina Deynes	375,000	500,000
Lars Ljoen[1]	N/A	500,000
Enrique Miguez	505,000	625,000

(1) Mr. Ljoen was not a Named Executive Officer for fiscal 2024.

The 2025 MIP program approved by the Compensation Committees features quantifiable, preset annual performance metrics based on financial, operating, environmental sustainability and ethics and compliance goals tied to profitability and sustainable growth. For 2025, as we continued our strategic focus on profitability, the Compensation Committees maintained Normalized Adjusted Operating Income as the primary MIP performance metric, with the balance of metrics focused on performance of environmental and safety initiatives, as described in more detail below. Additionally, as part of their personal annual appraisal, all Executive Officers are evaluated on performance against our stated Core Values. For additional information on our Core Values, please refer to the Carnival plc Corporate Governance Report (attached as Annex C) under "Workforce Engagement."

Summary of MIP Annual Cash Bonus Design for 2025

The Compensation Committees approved performance metrics based entirely on preset targets that emphasize profitability and continued focus on key strategic environmental and safety objectives:

Metric	Weight
Normalized Adjusted Operating Income	80%
HESS	20%
• Safe and Compliant Ships	
• Safe and Healthy Passengers and Crew	
• Protecting the Environment	

2025 MIP Performance Metrics and Targets (Audited)

Our 2025 MIP annual cash bonus design includes quantitative performance metrics addressing our key business priorities of profitability, health, environmental performance, compliance and safety.

The following table is a summary of the performance goals used to determine the level of achievement associated with the Normalized Adjusted Operating Income performance measure, as well as the actual results and payout. The Normalized Adjusted Operating Income performance goals required meaningful growth over fiscal 2024 adjusted Operating Income to achieve the target payout. The final Normalized Adjusted Operating Income result was $4.3 billion[1], above our target goal.

Normalized Adjusted Operating Income (80%)	Threshold	Target	Maximum	2025 Actual
Normalized Adjusted Operating Income ($ in millions)[1]	3,605	3,916	4,337	4,300
Payout (%) of Target	50	100	200	191.1

The HESS (Health, Environmental, Safety and Security) component of the MIP annual cash bonus, described in more detail below, measures our performance against established goals in each of our three identified HESS focus areas: safe and compliant ships, safe and healthy passengers and crew, and protecting the environment. The HESS MIP component comprised 20% of the 2025 MIP annual bonus.

HESS is critical to the well-being of our passengers and crew, safe and effective operation of our ships, and stewardship of the environment. As a result, we designed the HESS component of the MIP to specifically emphasize the importance of HESS to management. The HESS MIP program was developed by our Chief Maritime Officer ("CMO") using metrics based on international regulations and our HESS policies. The CMO developed the specific metrics that

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[1] Normalized Adjusted Operating Income is a non-GAAP measure. A reconciliation to the most comparable GAAP measure can be found under "Non-GAAP Financial Measures—Reconciliation to GAAP."

were reviewed and approved by the CEO, the HESS Committees and then by the Compensation Committees in establishing the 2025 MIP. The HESS component of the MIP reflects our HESS results and our proactive efforts to improve our HESS performance and that of the individual brands.

The overall corporate performance is a weighted average of individual brand performance which is determined using a series of quantitative performance metrics across the three focus areas. The metrics are measurable and objective. More specifically, some metrics are based on performance achievement while others are based on completion of efforts designed to improve performance. This latter group of metrics supports a "prepare for future progress" philosophy. The quantitative performance metrics associated with our three focus areas are described

in more detail below. For competitive reasons, we do not intend to disclose the specific metrics and targets beyond the details provided below.

Each focus area is allocated a specific point potential, which, when added together, total 100 points. Payout for the HESS MIP component is based on the total points achieved for all three focus areas, with each total points score between threshold and maximum levels representing a payout percentage on the payout curve.

The table below describes the points achieved in each focus area, the number of points required to achieve threshold, target and maximum payout percentage, and the actual results (total points and payout).

HESS (20%)	Threshold	Target	Maximum	2025 Actual
Focus areas:				
• **Safe and Compliant Ships** *(35-point potential)* **(29.2 points achieved)**				
• **Safe and Healthy Passengers and Crew** *(30-point potential)* **(22.7 points achieved)**	50 points	70 points	85 points or above	**81.8 points**
• **Protecting the Environment** *(35-point potential)* **(29.8 points achieved)**				
Payout (%) of Target	50%	100%	200%	**179%**

The total points achieved for 2025 are associated with a payout of 179% as indicated above. Following an evaluation of the performance results, judgment was used to determine the final HESS payout. Significant individual HESS operational incidents were considered. For each brand, the CMO and CEO made a subjective evaluation of significant HESS incidents, focusing on those which could have been prevented. Considerations included number and severity of incidents. Based on this review, the CMO and CEO recommended to the Compensation Committees that the formulaic payout percentage associated with the "2025 Actual" points achieved shown above be adjusted to, and approved at, 170.3%.

The following is a description of the metrics included in each HESS focus area:

Safe and Compliant Ships (35-point potential): consists of two performance metrics and two proactive metrics. The performance metrics are shipboard compliance audit results performed by our internal audit team and a series of safety metrics related to fire prevention, detection and suppression, and life-saving appliances. The proactive metrics are designed to improve future performance by measuring the deck, engineering, and environmental officer attendance at our training center (CSMART) and always achieving full crewing of deck, engineering, and environmental officers on all ships because these crew members are key to our HESS performance.

Safe and Healthy Passengers and Crew (30-point potential): consists of several performance and trend metrics including guest and passenger injury rates, objective security measures, and internal and independent government public health inspection results.

Protected Environment (35-point potential): consists of four environmental metrics: compliance with emission and discharge regulations, carbon intensity reduction relative to assigned targets, use of lower emissions fuels and food waste management.

2025 MIP Annual Cash Bonus Performance Results

The formula-based MIP annual cash bonus results for fiscal 2025 reflected our strong performance in fiscal 2025.

Overall performance against the goals for the Named Executive Officers is 186.9%, as shown below. These goals are important indicators of our financial and

operational success and recognize that Named Executive Officer performance far exceeded defined targets and expectations set at the beginning of 2025. The following table summarizes the results for each MIP performance goal, the overall MIP formula-based performance, and the final bonus amounts earned:

	Normalized Adjusted Operating Income			HESS			2025 MIP Results	2025 MIP Bonus Earned
Name	2025 Actual ($ in millions)	% of Target	Weighting	2025 Actual	% of Target	Weighting	% of Target	($)
Josh Weinstein								5,420,100
David Bernstein								2,523,150
Bettina Deynes	4,300	191.1	80%	81.8 points	170.3	20%	**186.9**	934,500
Lars Ljoen								934,500
Enrique Miguez								1,168,125

EQUITY-BASED COMPENSATION AND OTHER LONG-TERM INCENTIVES

Overview

The Compensation Committees grant equity-based compensation to our Named Executive Officers to provide long-term incentives and align management and shareholder interests. The Compensation Committees believe that a substantial portion of compensation should be equity-based. The equity-based compensation program is designed to:

1. recognize scope of responsibilities
2. reward demonstrated performance and leadership
3. motivate future superior performance
4. align the interests of the executive with our shareholders

Our equity-based compensation grants to our Named Executive Officers are made pursuant to the Carnival Corporation 2020 Stock Plan and are consistent with the Carnival plc Directors' Remuneration Policy, which have been approved by Carnival Corporation & plc shareholders.

2023 PBS Grants

The 2023 PBS grants made to the Named Executive Officers in February 2023 completed their performance period at the end of fiscal 2025 and vested on February 10, 2026. The 2023 PBS grants vested based on the extent to which fiscal 2023-2025 Normalized Adjusted EBITDA, fiscal 2025 adjusted ROIC, and fiscal 2025 carbon intensity reduction results, met or exceeded the specified performance goals, as summarized in the table below:



Metric	Overall Weight	Sub-Metric	Sub-Weight	Goal Range				Payout % of Target Achieved	
				Minimum (50% Payout)	Target (100% Payout)	Maximum (200% Payout)		Unweighted	Weighted
Normalized Adj. EBITDA[1]	65%	2023 ($M)	21.7%	$1,753	$2,203	$2,603	$2,938	200.0%	**43.3%**
		2025 Growth vs. 2023 (CAGR)	43.3%	40%	60%	80%	66.3%	131.6%	**57.0%**
Adj. ROIC[1]	25%			5.5%	7.5%	9.5%	13.4%	200.0%	**50.0%**
Carbon Intensity (CO_2e / kALBD)	10%			101.24	99.20	96.13	94.3	200.0%	**20.0%**
	100%							**Overall Payout**	**170.4%**

◆ = *actual result*

1 Normalized Adjusted EBITDA and Adjusted ROIC are non-GAAP measures. A reconciliation to the most comparable GAAP measure can be found under "Non-GAAP Financial Measures—Reconciliation to GAAP." 2023 Normalized Adjusted EBITDA was calculated to include the impact of non-newbuild capital expenditures excluding port investments, whereas calculation of 2025 Adjusted EBITDA growth vs. 2023 excluded this impact for 2023 and 2025.

Our PBS program was designed to align pay with performance and support long-term shareholder value. In early 2023, the Compensation Committees set PBS goals based on the business outlook at the time, aiming for targets that were appropriately challenging while supporting strategic priorities.

Maximum performance was intended to be a stretch, and our results exceeded those expectations, with three of four metrics achieving above-maximum levels. The Committees believe this outcome reflects strong execution and will continue to review goal calibration to maintain rigor going forward.

Based on the above results and final payout percentages, the Named Executive Officers will receive the following shares in February 2026:

Named Executive Officer	2023 PBS Earned Shares (#)
Josh Weinstein	635,820
David Bernstein	333,805
Bettina Deynes	47,686
Lars Ljoen	18,164
Enrique Miguez	63,581

2025 Equity-Based Incentive Program

For 2025, the equity-based program remained majority performance-based with a refined focus on profitability, shareholder returns relative to the travel and leisure industry, disciplined capital spending and GHG reduction measures, with time-based restricted stock units included to support our retention objectives.

Majority Performance-Based, Multi-Year Equity Program

Equity Mix	Compensation Committees' Actions and Rationale
	• Continued improvements over the longer term in our operating environment support maintaining majority performance-based compensation, with time-based compensation intended to support retention objectives while also tying pay to stock price performance • PBS performance criteria measured against multi-year performance on Normalized Operating Income per ALBD (45%), Adjusted ROIC (20%), Relative TSR (20%) and GHG Intensity Reduction (15%)

2025 Equity Compensation Targets

For fiscal 2025, the Compensation Committees approved increases to equity targets for all Named Executive Officers in connection with a review of their roles and responsibilities and market data for comparable roles. Equity targets for all Named Executive Officers are nearer to, but still lower than, market median following these increases (based on the review of our peer group and compensation survey data).

2025 equity compensation targets for each Named Executive Officer are as follows:

Named Executive Officer	PBS (60%) ($)	TBS (40%) ($)	Total Target Value ($)
Josh Weinstein	6,900,000	4,600,000	11,500,000
David Bernstein	1,941,000	1,294,000	3,235,000
Bettina Deynes	781,200	520,800	1,302,000
Lars Ljoen	564,030	375,975	940,005
Enrique Miguez	890,400	593,600	1,484,000

Disclosure and the Timing of Equity-Based Compensation

2025 PBS and TBS Equity Incentives

PBS grants represent 60% of our Named Executive Officers' target equity incentive in our 2025 compensation program. These grants are subject to a three-year measurement period of fiscal 2025-2027, and will cliff vest in 2028 based on attainment of performance goals following the end of the three-year performance period with a payout range of 0 to 200% of target.

The Compensation Committees approved the following performance metrics and weightings:

Normalized Operating Income per ALBD	Adjusted ROIC	Relative TSR	GHG Intensity Reduction
45%	20%	20%	15%

The Compensation Committees believe these metrics taken together serve as a strong holistic representation of our long-term performance by measuring absolute profitability and capital efficiency, relative shareholder returns, and progress on our sustainability priorities.

The specific performance targets for Normalized Operating Income per ALBD, Adjusted ROIC and GHG Intensity Reduction will be disclosed after the end of the performance period in the 2027 Proxy Statement, as the Boards consider them strategic and commercially sensitive to disclose at this time, given the absence of a robust set of publicly traded peers of comparable size.

The Relative TSR performance metric measures our company's TSR versus the TSR of each of the companies included in the Dow Jones U.S. Travel & Leisure Index. TSR is determined by measuring the average adjusted closing price of a share of common

stock for the 20 trading days before the first trading day of the performance period and at the end of the performance period. The closing price is adjusted to account for both capital gains and additional value generated from reinvested dividends and stock splits over the specified time periods. The Relative TSR performance metric is applied as follows:

Performance Period Segments		Payout Percentage— Percentile Rank[1]			
Period	Allocation of TSR Weighting	<20th	20th	50th	≥80th
2025	25%				
2025 – 2026	25%	0%	50%	100%	200%
2025 – 2027	50%				

(1) Payouts when actual performance is between these points are calculated using linear interpolation. In the event our TSR is negative, but the Relative TSR payout exceeds 100% due to outperformance compared to the industry index, actual payouts will be capped at 100%.

In January 2025, the Compensation Committees approved a PBS target value for each of our Named Executive Officers and certain other executives. Each target value was determined after consideration of recommendations received from our CEO (other than in respect of his own grant which was recommended by our Chair of the Compensation Committees), as well as reviewing the scope of each Named Executive Officer's responsibilities, performance and long-term retention considerations.

In April 2025, PBS grants were made based on the grant values approved in January 2025 and were converted into a target number of PBS based on the average of the closing prices of a share of Carnival Corporation common stock over a 10-business day period ending on April 16, 2025 (the effective date of grant), being $17.54. They will vest in April 2028, subject to certification of performance results. The PBS grants do not receive dividends or have voting rights.

For 2025, the Compensation Committees also determined to provide 40% of the target equity incentive in the form of TBS grants to incentivize retention while maintaining a direct connection to our stock price performance. These grants vest annually on a pro-rata basis over a three-year period. The final number of 2025 PBS and TBS is listed in the "Grants of Plan-Based Awards" table.

The TBS and PBS grants do not receive dividends or have voting rights. Each grant is credited with dividend equivalents equal to the value of any cash and stock dividends paid on Carnival Corporation common stock or Carnival plc ordinary shares during the vesting period. The dividend equivalents, if any, will be distributed upon the vesting of the grant.

PERQUISITES AND OTHER COMPENSATION

Our Named Executive Officers are provided various perquisites that the Compensation Committees believe are representative of common practices for executives in their respective countries. The Compensation Committees, with the assistance of FW Cook, review perquisites provided to our Named Executive Officers on a periodic basis and take into account each Named Executive Officer's particular circumstances and overall level of compensation and believe that perquisites provided by Carnival Corporation & plc continue to be an appropriate element of the overall compensation package used to attract and retain such officers.

The Compensation Committees have approved a policy to establish procedures and controls as to the authorized use of aircraft owned, operated, or chartered by Carnival Corporation & plc (the "Aircraft"). According to the policy, the Aircraft can only be used for business purposes. Guests may accompany these executives when traveling. Due to security

considerations, the Compensation Committees have also agreed to allow our CEO to use the Aircraft for personal use so long as the incremental cost of such use to Carnival Corporation & plc does not exceed $200,000 per year. Once that threshold is reached, the CEO will reimburse us for any additional incremental costs (subject to applicable regulatory limitations). The Compensation Committees determined that the Aircraft usage policy and levels of usage and costs were consistent with those offered by large multinational companies like Carnival Corporation & plc.

In lieu of participation in the Carnival Corporation Nonqualified Savings Plan which was discontinued in accordance with Section 457A of the U.S. Internal Revenue Code, the Compensation Committees approved a program that provides for payment of additional annual compensation directly to these employees in an amount equal to what would have been deposited on behalf of those employees into

that plan, less, as described below, any amount Carnival Corporation contributes to the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan (the "401(k) Plan"). These payments are taxable as ordinary income.

Beginning with the 2010 calendar year, the 401(k) Plan was amended and currently allows Mr. Weinstein, Mr. Bernstein, Ms. Deynes, and Mr. Miguez (as well as all other highly compensated employees) to defer a limited amount of compensation into the 401(k) Plan subject to nondiscrimination testing. In fiscal 2025, Carnival Corporation made matching contributions to the 401(k) Plan under the plan's formula, subject to nondiscrimination testing. Following Mr. Ljoen's relocation to the UK in November 2025, he became eligible to participate in the UK Pension Scheme. Under the UK Pension Scheme, Carnival plc will contribute 6% of Mr. Ljoen's salary to the UK Pension Scheme up

to a total employee and employer contribution of £10,000 in a tax year. After that, a cash allowance equal to the employer contribution of 6% of Mr. Ljoen's salary will be payable. The cash allowance is subject to UK tax and national insurance.

In January 2025, we ended our executive health insurance program and transitioned our Named Executive Officers to health insurance plans that are generally available to all employees. In place of the executive health insurance program, our Named Executive Officers became eligible for a medical allowance.

The perquisites received by each Named Executive Officer in fiscal 2025, as well as their incremental cost to Carnival Corporation & plc, are reported in the "Summary Compensation Table" and its accompanying footnotes.

POST-EMPLOYMENT COMPENSATION OBLIGATIONS

Carnival Corporation & plc does not have any change of control agreements that provide cash severance to our Named Executive Officers upon a change of control of Carnival Corporation & plc or enhanced cash severance upon a termination related to a change of control.

In August 2025, Carnival Corporation entered into a Compensation Protection and Restrictive Covenants Agreement with each of Mr. Weinstein, Mr. Bernstein, Ms. Deynes and Mr. Miguez. Under the Compensation Protection and Restrictive Covenants Agreements, Mr. Weinstein, Mr. Bernstein, Ms. Deynes and Mr. Miguez are entitled to severance payments in the event of termination of their employment without cause, certain other involuntary termination events, or mutual separation.

In connection with Mr. Ljoen's relocation to the UK in late 2025, Carnival plc entered into a Service Agreement with Mr. Ljoen in October 2025. Under the Service Agreement, Mr. Ljoen is entitled to a 12 month notice period or payment in lieu of notice in the event of termination without cause.

The Compensation Protection and Restrictive Covenants Agreements and Mr. Ljoen's UK Service Agreement each include perpetual confidentiality, and non-disparagement provisions as well as non-competition and non-solicitation restrictive covenants for 24 months (in case of Mr. Weinstein) and

12 months (in case of Mr. Bernstein, Ms. Deynes, Mr. Ljoen and Mr. Miguez). The Compensation Committees believe that the severance terms provided to the Named Executive Officers under these agreements are reasonable and appropriate in light of the Named Executive Officers' positions, the U.S. market practices, and the competitive environment for executive talent. In addition, the Compensation Committees believe that these arrangements encourage executives to comply with post-termination non-competition and other restrictive covenants and to cooperate with us both before and after their employment is terminated. In approving each Named Executive Officer's severance terms under the above agreements, our Compensation Committee took into consideration an analysis of the payments and terms provided to similarly situated executives at our Peer Group companies.

Under the terms of the Carnival Corporation & plc Management Incentive Plan, if any participant's (including a Named Executive Officer's) employment is terminated by reason of death, disability or retirement (as defined in the plan documents), the participant or his/her estate will receive a pro-rata bonus based on the portion of the year during which the participant was employed.

Upon termination of employment for certain circumstances or upon a change of control, our

Named Executive Officers may be entitled to retain or receive accelerated vesting of equity grants. Under the terms of the Carnival Corporation 2020 Stock Plan, however, the default provision upon a change in control would provide only for a "double trigger" acceleration of equity grants (such that no acceleration would occur unless the participant's employment were subsequently terminated by Carnival Corporation & plc or its successor without cause and other than due to death or disability). These benefits are provided under the terms of the Carnival Corporation 2020 Stock Plan and the grant agreements. However, none of our Named Executive Officers are entitled to receive any tax gross-up payments in respect of their severance benefits or accelerated equity grants.

Additional information on the payments and benefits that our Named Executive Officers may be eligible to receive in connection with the termination of their employment or upon a change of control are described in detail in the "Potential Payments upon Termination or Change of Control" section.

PENSIONS AND DEFERRED COMPENSATION PLANS

Carnival Corporation & plc do not operate any defined benefit pension or deferred compensation programs for the Named Executive Officers.

PEER GROUP CHARACTERISTICS

The Compensation Committees perform an annual review of the compensation practices of certain other publicly-listed companies with the assistance of their consultant. This annual market assessment consists of an analysis of executive pay at a group of publicly-listed peer companies.

In July 2024, based on the recommendations of FW Cook, the Compensation Committees decided to maintain the same peer group, as listed below (the "Peer Group"), which was used when assessing the fiscal 2025 compensation for our Named Executive Officers. The Peer Group consisted of 18 publicly-listed companies from diverse but related industries selected based on revenue, enterprise value, and certain other financial metrics that the Committees consider. The Peer Group was developed by applying our established philosophy of balancing peers' enterprise value, revenue, sector, business complexity, breadth, scope, and potential candidate pool overlap.

At the time the Peer Group was approved in July 2024, our revenue ranked at the 55th percentile and our enterprise value ranked at the 61st percentile of the Peer Group. We operate in a niche industry with a limited number of other publicly traded cruise operators. The Peer Group reflects the market in which we may compete for business, investor capital, and/or executive talent and is considered better aligned to our business complexity, breadth, scope and financial size. The Peer Group used in assessing fiscal 2025 compensation reflects a balanced group of companies in or near the consumer discretionary sector, including travel and hospitality, entertainment, restaurants and airlines.

In September 2025, the Compensation Committees approved removing Southwest Airlines from the Peer Group due to it no longer meeting Peer Group standards for scale based on enterprise value, financial leverage and peer alignment. The updated Peer Group is expected to be used to assess 2026 compensation for our Named Executive Officers.

PEER GROUP COMPANIES

• American Airlines Group Inc.	• Hilton Worldwide Holdings Inc.	• MGM Resorts International
• Booking Holdings Inc.	• International Consolidated Airlines Group, S.A.	• Norwegian Cruise Line Holdings Ltd.
• Caesars Entertainment Inc.	• Las Vegas Sands Corp.	• Royal Caribbean Cruises Ltd.
• Darden Restaurants, Inc.	• Live Nation Entertainment, Inc.	• Southwest Airlines Co.*
• Delta Air Lines, Inc.	• Marriott International, Inc.	• Starbucks Corporation
• Expedia Group, Inc.	• McDonald's Corporation	• United Airlines Holdings, Inc.

*   Removed from the Peer Group effective for 2026 compensation decisions.

COMPETITIVE MARKET (PEER GROUP) COMPARISON

Annually, the Compensation Committees' independent consultant, FW Cook, conducts a competitive market review to assist the Compensation Committees in their assessment of our Named Executive Officers' competitive positioning of total compensation relative to the markets in which Carnival Corporation & plc competes for executive talent. FW Cook conducted a competitive market assessment on behalf of the Compensation Committees for fiscal 2025. The Compensation Committees reviewed our aggregate Named Executive Officer total compensation in comparison to the competitive market, which consists of the Peer Group as well as third-party surveys that reflect a broad database of hundreds of companies.

The Compensation Committees were not provided with the identities of the companies in the surveys generally (or of the subsets of companies which had data for relevant comparable positions). As applicable, any utilized survey data was combined with the data for the Peer Group to produce a consolidated competitive market range for total direct compensation.

These analyses suggest that, in the aggregate, total direct compensation levels for our Named Executive Officers are generally below market median levels, which is being addressed in steps over time. Actual pay positioning can vary based on factors including job responsibilities, experience, impact of role, and individual performance.

Consistent with the approach that the Compensation Committees take in reviewing each element of total direct compensation, the Compensation Committees utilize these analyses to assess the extent to which the compensation provided to our Named Executive Officers is generally consistent with that offered by companies with whom Carnival Corporation & plc competes for executive-level talent. The Compensation Committees do not use these analyses to peg any particular element of compensation (or total compensation) to any specific targeted Peer Group level.

STOCK OWNERSHIP POLICY

Our Boards of Directors and Compensation Committees believe it is important for Directors and Executive Officers to build and maintain a long-term ownership position in Carnival Corporation or Carnival plc shares to align their financial interests with those of our shareholders and to encourage the creation of long-term value. Our compensation structure provides for a significant percentage of compensation to be equity-based, which places a substantial portion of compensation at risk over a long-term period. Accordingly, our Executive Officers, including our Named Executive Officers, are subject to a stock ownership policy. The policy specifies target ownership levels of Carnival Corporation or Carnival plc shares for each executive expressed in terms of the value of the equity holdings (excluding unvested performance grants) as a multiple of each Executive Officer's base salary. The target ownership levels are as follows:

Officers		Ownership Target—Multiple of Base Salary	Compliance Period
Chair and/or CEO	● ● ● ● ● ●	6x salary	5 years from appointment or promotion
Vice Chair	● ● ● ●	4x salary	
Other Executive Officers	● ● ●	3x salary	

Individuals who are newly designated as Executive Officers are expected to be in compliance with the stock ownership policy within five years of the date of becoming an Executive Officer. The stock ownership policy provides that an Executive Officer will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Executive Officer falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. All of our Executive Officers are in compliance with this Board-mandated requirement through share ownership or by virtue of being in the initial five-year period. Messrs. Weinstein, Bernstein and Miguez have achieved the stock ownership requirement and Mr. Ljoen and Ms. Deynes, who were appointed as Executive Officers within the last five years, have additional time to meet the requirements of the stock ownership policy.

Carnival Corporation & plc does not make any commitment to any persons covered by the stock ownership policy that they will receive any particular level of equity-based grants. The stock ownership policy provides that Executive Officers be required to retain at least 50% of the shares received upon release after deducting withholding taxes, until their target ownership is achieved.

HEDGING POLICY

Because we believe it is improper and inappropriate for any Board member or employee to engage in short-term or speculative transactions involving Carnival Corporation & plc securities, our Securities Trading Policy provides that they may not engage in any of the following activities with respect to Carnival Corporation & plc securities at any time:

- purchasing of shares of either Carnival Corporation or Carnival plc on margin;
- short sales; or
- buying or selling puts, calls or other derivatives in respect of Carnival Corporation & plc securities.

Board members and employees may pledge shares, including as part of a margin account, but they are warned that sales of such shares could have securities law implications, including under Section 16 of the U.S. Securities Act, as well as market disclosure and other obligations under the UK Market Abuse Regulation ("MAR").

Although we discourage speculative hedging transactions, employees (other than Executive Officers) are permitted to engage in long-term hedging transactions that are designed to protect their investment in Carnival Corporation and Carnival plc shares (i.e., the hedge must be for at least one year and relate to shares or options held by the individual). Any such transactions must be pre-cleared by the Global Legal Services Department. Because these activities raise issues under the U.S. federal securities laws as well as MAR, any person intending to engage in permitted hedging transactions is strongly urged to consult his or her own legal counsel.

Our Securities Trading Policy provides additional restrictions for Directors and Executive Officers. They are prohibited from purchasing, selling or writing any exchange-traded call and put options that have Carnival Corporation or Carnival plc shares as the underlying security. In addition, Directors and Executive Officers may not engage in any hedging transaction on Carnival Corporation or Carnival plc shares that they beneficially own, including, but not limited to, "forward contracts," "collars," "equity swaps" or "straddles."

CLAWBACK POLICY

In 2023, the Compensation Committees approved the Carnival Corporation & plc Clawback Policy (the "Clawback Policy") in compliance with NYSE listing standards. The Clawback Policy requires the Compensation Committees, subject to certain narrow exceptions permitted by the NYSE listing standards, to recover from current and former Executive Officers erroneously awarded compensation in the event of a restatement of our financial statements due to material noncompliance with federal securities laws. Incentive-based compensation that was "received" during the three fiscal years preceding the restatement, beginning with performance periods ending after October 3, 2023, is subject to recoupment.

The Clawback Policy supplements the clawback provisions in the Carnival Corporation 2020 Stock Plan and the Carnival plc 2024 Employee Share Plan, the equity grant agreements and the MIP bonus plan, which incorporate the Clawback Policy by reference. The pre-existing clawback provisions give the Compensation Committees authority to recover equity grants and annual bonus incentives from Executive Officers and non-executives in the event Carnival Corporation & plc is required to restate its financial statements due to fraud or other misconduct, or in the event of other specified detrimental activity, including a breach of confidentiality or restrictive covenants, any activity that would be grounds for termination for cause, or maligning, denigrating or disparaging Carnival Corporation & plc, its directors or its employees. A copy of the Clawback Policy was filed as an exhibit to our 2025 Joint Annual Report on Form 10-K.

TIMING OF CERTAIN EQUITY AWARDS

In fiscal 2025, we did not grant any stock options, stock appreciation rights or similar awards under the Carnival Corporation 2020 Stock Plan or the Carnival plc 2024 Employee Share Plan, and we do not currently plan to grant stock options, stock appreciation rights or other similar appreciation-based awards as incentive compensation to any Executive Officer, Non-Executive Director or employee. Accordingly, we do not have a policy or practice in relation to the timing or the determination of the terms of a grant of options or other awards in relation to the disclosure of material non-public information.

During fiscal 2025, we have not timed the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Report of the Compensation Committees

The Compensation Committees have reviewed the Compensation Discussion and Analysis and discussed it with the management of Carnival Corporation & plc. Based on their review and discussions with management, the Compensation Committees recommended to our Boards of Directors that the Compensation Discussion and Analysis be incorporated by reference into the Carnival Corporation & plc 2025 joint Annual Report on Form 10-K and included in the Carnival Corporation & plc 2026 Proxy Statement. This Report is provided by the following independent Directors, who comprise the Compensation Committees:

THE COMPENSATION COMMITTEE OF CARNIVAL CORPORATION
THE COMPENSATION COMMITTEE OF CARNIVAL PLC



RANDALL WEISENBURGER
Chair



HELEN DEEBLE



JASON GLEN CAHILLY

LAURA WEIL

Compensation Committee Interlocks and Insider Participation

During fiscal 2025, the Compensation Committees were comprised of the four independent Directors listed above. No member of the Compensation Committees is a current, or during fiscal 2025 was a former officer or employee of Carnival Corporation, Carnival plc, or any of their subsidiaries. During fiscal 2025, no member of the Compensation Committees had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In fiscal 2025, none of our Executive Officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of Carnival Corporation or Carnival plc.

Compensation Tables

SUMMARY COMPENSATION TABLE

Although Carnival Corporation and Carnival plc are two separate entities, our business is run by a single senior management team. The following tables, narrative, and footnotes discuss the compensation of our CEO, our Chief Financial Officer, our three other most highly compensated Executive Officers for the year ended November 30, 2025, who are referred to as our Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Grants[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Josh Weinstein CEO	2025	1,435,577	11,961,027	5,420,100	71,072	18,887,776
	2024	1,394,808	8,775,817	12,741,600	654,378	23,566,603
	2023	1,250,000	7,460,811	4,650,000	447,792	13,808,603
David Bernstein Chief Financial Officer and Chief Accounting Officer	2025	988,462	3,364,685	2,523,150	62,921	6,939,218
	2024	956,192	2,998,389	10,027,200	470,320	14,452,101
	2023	850,000	5,429,987	2,232,000	348,907	8,860,894
Bettina Deynes Chief Human Resources Officer	2025	568,269	1,354,193	934,500	29,875	2,886,837
	2024	487,750	911,694	1,302,000	89,859	2,791,303
	2023	425,000	402,485	558,000	77,876	1,463,361
Lars Ljoen Chief Maritime Officer	2025	689,029	977,672	934,500	224,914	2,826,115
Enrique Miguez General Counsel	2025	692,789	1,543,466	1,168,125	58,439	3,462,819
	2024	672,404	1,048,202	3,945,360	268,797	5,934,763
	2023	600,000	884,978	837,000	194,336	2,516,314

(1) The amounts included in the "Summary Compensation Table" reflect the grant date fair value, assuming no risk of forfeiture, of the grants of Carnival Corporation RSUs made to our Named Executive Officers in fiscal 2025, calculated in accordance with ASC 718. The valuation of share-based grants is discussed in Notes 2 and 13 to the financial statements in the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2025. The amounts reflect the grant date fair value of the fiscal 2025 TBS and PBS grants made in April 2025, calculated in accordance with ASC 718. The aggregate grant date fair value of the TBS and PBS grants assuming maximum performance of 200% of target for the 2025 PBS is $19,235,520 for Mr. Weinstein, $5,411,028 for Mr. Bernstein, $2,177,789 for Ms. Deynes, $1,572,301 for Mr. Ljoen and $2,482,175 for Mr. Miguez. For the proceeds received by the Named Executive Officers upon the vesting of RSUs, see the "Stock Vested during Fiscal 2025" table.

(2) Reflects the aggregate value of the fiscal 2025 annual bonus under the MIP.

(3) See the "All Other Compensation" table for additional information.

ALL OTHER COMPENSATION

Each component of the "All Other Compensation" column in the "Summary Compensation Table" for fiscal 2025 is as follows:

Name	Employer Contributions to Defined Contribution Plan (401(k))[1] ($)	Medical Allowance[2] ($)	Automobile Lease or Allowance ($)	Tax Planning And Return Preparation	Relocation Stipend, Immigration Fees and Paid Time Off Payout[3]	Other[4] ($)	Total ($)
Josh Weinstein	12,479	21,231	24,000	2,939	—	10,423	71,072
David Bernstein	12,250	21,231	11,400	10,000	—	8,040	62,922
Bettina Deynes	12,250	7,385	—	2,200	—	8,040	29,875
Lars Ljoen	13,761	7,385	—	5,759	177,800	20,209	224,914
Enrique Miguez	12,250	21,231	10,800	5,750	—	8,408	58,439

(1)   Includes a true-up match for Mr. Weinstein.

(2)   In January 2025, we ended the executive health insurance program, including the secondary medical reimbursement plan, for all Named Executive Officers and transitioned them to health insurance plans that are generally available to all employees. In place of the executive health insurance program, our Named Executive Officers became eligible for a medical allowance which varies depending on whether they were eligible for the secondary medical reimbursement plan.

(3)   Represents amounts paid to or on behalf of Mr. Ljoen in connection with his relocation to the UK in November 2025.

(4)   Includes the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of "All Other Compensation" for the designated Named Executive Officer. These other benefits include accidental death, life and disability insurance premiums, personal air travel and executive health insurance program costs and premiums (December 2024 only), including a secondary medical reimbursement plan.

Additional information with respect to Carnival plc's compensation and reimbursement practices during fiscal 2025 for Non-Executive Directors is included in Part II of the Carnival plc Directors' Remuneration Report, which is attached as Annex B to this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2025

Equity grants and non-equity grants made to the Named Executive Officers during fiscal 2025 are as follows:

Name	Grant Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Grants[1] ($)			Estimated Possible Payouts Under Equity Incentive Plan Grants[2] (#)			All Other Stock Grants: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Grants[3] ($)
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Josh Weinstein	Annual Bonus		1,450,000	2,900,000	5,800,000					
	2025 TBS	4/16/2025							262,257	4,686,533
	2025 PBS	4/16/2025				196,639	393,386	786,772		7,274,494
David Bernstein	Annual Bonus		675,000	1,350,000	2,700,000					
	2025 TBS	4/16/2025							73,774	1,318,341
	2025 PBS	4/16/2025				55,331	110,661	221,322		2,046,343
Bettina Deynes	Annual Bonus		250,000	500,000	1,000,000					
	2025 TBS	4/16/2025							29,692	530,596
	2025 PBS	4/16/2025				22,269	44,538	89,076		823,597
Lars Ljoen	Annual Bonus		250,000	500,000	1,000,000					
	2025 TBS	4/16/2025							21,435	383,043
	2025 PBS	4/16/2025				16,078	32,156	64,312		594,629
Enrique Miguez	Annual Bonus		312,500	625,000	1,250,000					
	2025 TBS	4/16/2025							33,842	604,757
	2025 PBS	4/16/2025				25,382	50,763	101,526		938,709

(1)   Represents the potential value of the payout of the annual bonuses under the MIP for fiscal 2025 performance. The actual amount of a Named Executive Officer's 2025 annual bonus (that is paid in fiscal 2026) is shown in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column. For a more detailed description of the potential annual bonus payout, see the description in the "Annual Bonuses" section of the Compensation Discussion and Analysis.

(2)   Represents the potential number of shares earnable under the annual 2025 PBS grant. For a more detailed description of the potential payout under the annual 2025 PBS grant, see the description in the "2025 PBS and TBS Equity Incentives" section of the Compensation Discussion and Analysis.

(3)   Represents the full grant date fair values of the equity grants made in fiscal 2025, which were determined based on the assumptions set forth in Notes 2 and 13 to the Carnival Corporation & plc consolidated financial statements included in our Annual Report on Form 10-K for the year ended November 30, 2025 (disregarding estimated forfeitures). The full grant date fair value for a grant is the amount that Carnival Corporation & plc will expense in their financial statements over the grant's vesting schedule or until the retirement eligibility date, if such date is earlier than the vesting date, when vesting is not contingent upon future performance. The full grant date fair value may not correspond to the actual value that will be realized. The maximum number of 2025 PBS each Named Executive Officer may receive is two times the target number.

NARRATIVE DISCLOSURE TO THE "SUMMARY COMPENSATION TABLE" AND THE "GRANTS OF PLAN-BASED AWARDS IN FISCAL 2025" TABLE

EMPLOYMENT AGREEMENTS

In August 2025, Carnival Corporation entered into Compensation Protection and Restrictive Covenants Agreements with Mr. Weinstein, Mr. Bernstein, Ms. Deynes and Mr. Miguez (the "Officers") which provide that in the event of termination without cause, involuntary termination due to a position elimination, adverse impact reassignment, reduction of base pay by 10% or target compensation of 15%, or termination upon mutual agreement, they will be entitled to receive two times (in case of Mr. Weinstein) or one times (in case of the other Officers) their annualized base salary and two times (in case of Mr. Weinstein) or 0.5 times (in case of the other Officers) their annual target cash bonus. As consideration for these severance rights, the Officers are subject to confidentiality, non-disparagement, non-competition, and non-solicitation restrictive covenants. The non-competition and non-solicitation restrictive covenants are for a period of two years (in case of the CEO) or one year (in case of the other Officers), in each case following the Officer's termination of employment, regardless of the reason.

In October 2025, Carnival plc entered into a Service Agreement with Mr. Ljoen in connection with his relocation to the UK. The Service Agreement provides for termination by Carnival plc with immediate effect for cause, or by either party with 12 months' notice. In the event of termination without cause, Carnival plc may, in its sole discretion, terminate employment with immediate effect by electing to make a payment in lieu of notice equal to Mr. Ljoen's base salary for the 12-month notice period plus 0.5 times his annual MIP target. The Service Agreement also includes a confidentiality provision as well as non-competition, non-disparagement and non-solicitation restrictive covenants for 12 months following Mr. Ljoen's termination of employment for any reason.

The above description does not purport to be complete and is qualified in its entirety by reference to the full text of the Compensation Protection and Restrictive Covenants Agreements and the Service Agreement, which were filed as exhibits to Carnival Corporation & plc's Annual Report on Form 10-K for the year ending November 30, 2025.

ANNUAL BONUS PLANS

Annual bonuses for our Named Executive Officers are determined based on the MIP. For more detailed information regarding this plan, please refer to the Compensation Discussion and Analysis and the exhibit index to the Carnival Corporation & plc 2025 joint Annual Report on Form 10-K.

EQUITY-BASED COMPENSATION

The Compensation Committees made TBS and PBS grants to our Named Executive Officers in fiscal 2025.

None of the TBS or PBS grants receive dividends or have voting rights. Each grant is credited with dividend equivalents equal to the value of cash and stock dividends, if any, paid on Carnival Corporation common stock. The dividend equivalents, if any, are settled only when these RSUs are released from restriction.

Please refer to the "Compensation Discussion and Analysis" for additional detail on these grants. For further information regarding forfeiture and treatment upon termination or change of control, refer to the "Potential Payments upon Termination or Change of Control" section.

OUTSTANDING EQUITY GRANTS AT FISCAL 2025 YEAR-END

Our Named Executive Officers do not hold options over either Carnival Corporation or Carnival plc shares. Information with respect to outstanding Carnival Corporation restricted shares and RSUs granted by Carnival Corporation & plc to and held by our Named Executive Officers as of November 30, 2025, is as follows:

		Stock Grants			
Name	Year Granted	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Grants: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Grants: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Josh Weinstein	2022	—	—	1,000,000[2]	25,780,000
	2023	53,306[3]	1,374,229	635,820[4]	16,391,440
	2024	112,080[5]	2,889,422	784,556[6]	20,225,854
	2025	262,257[7]	6,760,985	393,386[8]	10,141,491
TOTAL		427,643	11,024,637	2,813,762	72,538,784
David Bernstein	2023	27,985[3]	721,453	333,805[4]	8,605,493
	2024	38,294[5]	987,219	268,056[6]	6,910,484
	2025	73,774[7]	1,901,894	110,661[8]	2,852,841
TOTAL		140,053	3,610,566	712,522	18,368,817
Bettina Deynes	2023	3,999[3]	103,094	47,686[4]	1,229,345
	2024	11,644[5]	300,182	81,506[6]	2,101,225
	2025	29,692[7]	765,460	44,538[8]	1,148,190
TOTAL		45,335	1,168,736	173,730	4,478,759
Lars Ljoen	2023	7,107[3]	183,218	18,164[4]	468,268
	2024	8,302[5]	214,026	24,444[6]	630,166
	2025	21,435[7]	552,594	32,156[8]	828,982
TOTAL		36,844	949,838	74,764	1,927,416
Enrique Miguez	2023	5,331[3]	137,433	63,581[4]	1,639,118
	2024	13,387[5]	345,117	93,710[6]	2,415,844
	2025	33,842[7]	872,447	50,763[8]	1,308,670
TOTAL		52,560	1,354,997	208,054	5,363,632

(1) Market value of the stock grants is based on the closing price of Carnival Corporation common stock on November 28, 2025 of $25.78.

(2) The number of units is based on maximum performance assuming 200% payout on the August 2022 long-term PBS grant to Mr. Weinstein as of November 28, 2025. This grant vests zero to 200% of target based upon the extent to which the long-term PBS performance measure exceeds specified performance goals.

(3) Restrictions ordinarily lapse in February 2026.

(4) The number of units reflects the final performance payout of 170.4% on the 2023 PBS grant for which the performance period ended on November 30, 2025. This grant vests zero to 200% of target based upon the extent to which annual Adjusted EBITDA, as normalized for fuel price changes and currency exchange rate impacts for fiscal 2023 and for the 2023-2025 period, ROIC for 2025, and carbon intensity reduction results for 2025, exceed specified performance goals. Restrictions lapse in February 2026.

(5) Restrictions ordinarily lapse in April 2026 and 2027.

(6) The number of units is based on maximum performance assuming 200% payout on the April 2024 PBS grant as of November 28, 2025. This grant vests zero to 200% of target based upon the extent to which annual Adjusted EBITDA per ALBD, as normalized for fuel price changes and currency exchange rate impacts at the end of fiscal 2026, Adjusted ROIC for 2026, and GHG reduction metrics, exceed specified performance goals. Additional shares will be provided to take into account dividend equivalents during the performance period, if any. Restrictions lapse in April 2027.

(7) Restrictions ordinarily lapse in April 2026, 2027 and 2028.

(8)   The number of units is based on target performance assuming 100% payout on the April 2025 PBS grant as of November 28, 2025. This grant vests zero to 200% of target based upon the extent to which annual Normalized Operating Income per ALBD, as normalized for fuel price changes and exchange rate, for the three year period, annual Adjusted ROIC for the three year period, GHG reduction metrics at the end of the performance period, and Relative TSR for the three year period, exceed specified performance goals. Additional shares will be provided to take into account dividend equivalents during the performance period, if any. Restrictions lapse in April 2028.

STOCK VESTED DURING FISCAL 2025

None of our Named Executive Officers held options during fiscal 2025. The following table provides information for our Named Executive Officers on the number of shares acquired upon the vesting of RSUs and the value realized, before the payment of any applicable withholding tax and broker commissions.

Name	Stock Grants	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Josh Weinstein	219,892	5,236,143
David Bernstein	173,142	4,330,478
Bettina Deynes	12,306	270,725
Lars Ljoen	15,975	379,739
Enrique Miguez	29,319	704,626

(1)   The fair market value of Carnival Corporation common stock realized on vesting has been determined using the price reported on the New York Stock Exchange at the time of vesting.

PENSION BENEFIT IN FISCAL 2025

None of the Named Executive Officers participate in any defined benefit pension plans sponsored by Carnival Corporation or Carnival plc.

NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2025

None of the Named Executive Officers participate in any nonqualified deferred compensation plans sponsored by Carnival Corporation or Carnival plc.

Our Named Executive Officers are eligible to receive matching contributions under the 401(k) Plan which are contributed by Carnival Corporation to each individual's account under the 401(k) Plan. Mr. Ljoen was eligible to receive a matching contribution under the 401(k) Plan prior to his transfer to the UK. From January 1, 2021, Carnival Corporation matched 100% of employee deferrals up to 1% of eligible pay plus 50% of employee deferrals that exceed 1% of eligible pay but do not exceed 6% of eligible pay. The matching contributions are available to all U.S. employees.

Following Mr. Ljoen's relocation to the UK in November 2025, he became eligible to participate in the UK Pension Scheme. Under the UK Pension Scheme, Carnival plc will contribute 6% of Mr. Ljoen's salary to the UK Pension Scheme up to a total employee and employer contribution of £10,000 in a tax year. After that, a cash allowance equal to the employer contribution of 6% of Mr. Ljoen's salary will be payable. The cash allowance is subject to UK tax and national insurance.

"Eligible pay" includes regular pay (before any pre-tax contributions from pay and taxes) and bonus. For matching and profit-sharing contributions, eligible pay does not include amounts in excess of the maximum compensation rate under Internal Revenue Code Section 401(a)(17).

Potential Payments upon Termination or Change of Control

Each of our Named Executive Officers may be eligible to receive certain payments and benefits in connection with termination of employment under various circumstances. The potential benefits payable to our Named Executive Officers in the event of termination of employment under various scenarios on November 30, 2025 are described below.

In addition to benefits described below, our Named Executive Officers will be eligible to receive any benefits accrued under Carnival Corporation & plc broad-based employee benefit plans, such as distributions under life insurance, disability benefits and accrued vacation pay, in accordance with those plans and policies. These benefits are generally available to all employees.

CASH SEVERANCE BENEFITS

Under the Compensation Protection and Restrictive Covenants Agreements, Officers (being Mr. Weinstein, Mr. Bernstein, Ms. Deynes and Mr. Miguez) are entitled to receive two times (in case of Mr. Weinstein) or one times (in case of the other Officers) their annualized base salary and two times (in case of Mr. Weinstein) or 0.5 times (in case of the other Officers) their annual target cash bonus in the event of termination without cause, involuntary termination due to a position elimination, adverse impact reassignment, reduction of base pay by 10% or target compensation of 15%, or termination upon mutual agreement pursuant to the terms of the Compensation Protection and Restrictive Covenants Agreements.

Under Mr. Ljoen's Service Agreement, in the event of termination without cause, Carnival plc may, in its sole discretion, elect to make a payment to Mr. Ljoen in lieu of notice equal to Mr. Ljoen's base salary for the 12-month notice period plus 0.5 times his annual MIP target.

The Compensation Protection and Restrictive Covenants Agreements and Mr. Ljoen's Service Agreement include perpetual confidentiality, and non-disparagement provisions as well as non-competition and non-solicitation restrictive covenants for 24 months (in case of Mr. Weinstein) and 12 months (in case of Mr. Bernstein, Ms. Deynes, Mr. Ljoen and Mr. Miguez).

See "Employment Agreements" for additional information on the Compensation Protection and Restrictive Covenants Agreements and the Service Agreement.

Under the terms of the annual bonus MIP, if a participant's, including a Named Executive Officer's, employment is terminated by reason of death, disability or retirement, the participant or their estate, as applicable, will receive a pro-rata bonus based on the portion of the year during which the participant was employed.

EQUITY-BASED COMPENSATION

Vesting of RSUs upon termination of a Named Executive Officer's employment is dependent upon the reasons his or her employment is terminated, the terms of the equity plan and the associated equity grant agreement. Equity grants made to our Named Executive Officers are subject to the same terms as all other participants generally.

All our Named Executive Officers received equity grants in fiscal 2025 under the Carnival Corporation 2020 Stock Plan. As of November 30, 2025, our Named Executive Officers hold 2022 long-term PBS (Josh Weinstein), PBS (all Named Executive Officers) and TBS (all Named Executive Officers) grants under the Carnival Corporation 2020 Stock Plan.

The terms of the Carnival Corporation 2020 Stock Plan and the equity grant agreements applicable to participants generally provide that upon termination due to death or disability, all unvested equity grants will immediately vest.

Upon involuntary termination (other than for cause) within 12 months after a change of control, the

restricted period on all TBS grants immediately expires and the TBS grants immediately vest.

Upon a change of control before the end of the performance period with respect to PBS grants, the performance period will end on the accelerated end date, but the PBS grants will continue to vest in accordance with their original vesting schedule, subject to continued employment until the vesting date.

Change of control generally means the occurrence of any of the following:

- the acquisition by any individual, entity or group of beneficial ownership of 50% or more of either:
  - (A) the then-outstanding shares of common stock of Carnival Corporation; or
  - (B) the combined voting power of the then-outstanding voting securities of Carnival Corporation and Carnival plc entitled to vote generally in the election of Directors, except that this provision does not apply to affiliated companies or the Arison family;
- the incumbent Directors cease to constitute at least a majority of the Boards of Directors;
- the dissolution or liquidation of Carnival Corporation;
- the sale, transfer, or other disposition of all or substantially all of the business or assets of Carnival Corporation; or
- the consummation of a reorganization, recapitalization, merger, consolidation, statutory

share exchange or similar form of corporate transaction involving Carnival Corporation that requires the approval of the shareholders, whether for such transaction or the issuance of securities in the transaction.

The PBS grant agreements as well as the 2022 long-term PBS grant agreement provide that upon termination of employment for any reason other than death or disability (including upon voluntary termination, retirement, or termination without cause), all outstanding PBS grants immediately terminate. Under the terms of the TBS grant agreements, if a U.S. taxpayer participant, including a Named Executive Officer, provides three months advance notice of intended retirement or is involuntarily terminated without cause, and the termination or retirement occurs on or after attaining retirement age (as defined in the Carnival Corporation 2020 Stock Plan), then all TBS grants vest on the date of termination. In case of a non-U.S. taxpayer participant, TBS grants will become non-forfeitable upon attaining retirement age but remain subject to all other restrictions. Upon termination for any reason other than as described above (including voluntary termination or termination without cause), all outstanding TBS grants immediately terminate.

All equity grants made to participants, including our Named Executive Officers, contain clawback and forfeiture provisions in the event of a violation of confidentiality or non-compete provisions (which will result in forfeiture of the unvested portion of the grant) or fraud or conduct contributing to any financial restatements or irregularities

ESTIMATED PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following table quantifies the payments and value of benefits that each of the Named Executive Officers would receive upon termination of employment in accordance with the Compensation Protection and Restrictive Covenants Agreements, the Service Agreement, our 2020 Stock Plan and the MIP, as applicable. The amounts shown assume the event that triggered the treatment occurred on November 30, 2025. The table does not include amounts the Named Executive Officers would be entitled to without regard to the circumstances of termination, such as earned or accrued compensation.

Benefit	Qualifying Termination Event[1] ($)	Voluntary Termination or Termination for Cause[2] ($)	Death or Disability ($)	Retirement ($)	Change of Control[3] ($)
Josh Weinstein					
Severance	8,700,000	—	—	—	—
Non-Equity Compensation[4]	—	—	5,420,100	—	—
Equity Compensation	—	—	53,788,449[5]	—	60,560,494[7]
David Bernstein					
Severance	1,675,000	—	—	—	—
Non-Equity Compensation[4]	—	—	2,523,150	2,523,150	—
Equity Compensation	3,610,566[6]	—	14,968,822[5]	3,610,566	18,524,142[7]
Bettina Deynes					
Severance	850,000	—	—	—	—
Non-Equity Compensation[4]	—	—	934,500	—	—
Equity Compensation	—	—	4,088,992[5]	—	4,596,895[7]
Lars Ljoen					
Severance	925,000	—	—	—	—
Non-Equity Compensation[4]	—	—	934,500	—	—
Equity Compensation	—	—	2,368,718[5]	—	2,562,171[7]
Enrique Miguez					
Severance	1,012,500	—	—	—	—
Non-Equity Compensation[4]	—	—	1,168,125	1,168,125	—
Equity Compensation	1,354,997[6]	—	4,833,518[5]	1,354,997	5,510,707[7]

(1) For purposes of the table above, a "qualifying termination event" means termination without cause (as defined in the applicable agreement), involuntary termination due to a position elimination, adverse impact reassignment, reduction of base pay by 10% or target compensation of 15%, or termination upon mutual agreement.

(2) Does not include termination upon mutual agreement.

(3) Only in case of involuntary termination without cause within 12 months following a change of control.

(4) Non-Equity Compensation represents the annual cash bonus amounts for fiscal 2025 under the terms of the MIP. Overall performance against the goals for our formula-based MIP annual cash bonus was 186.9%. For the description of the performance goals and the actual bonus payouts for fiscal 2025, refer to "Annual Bonuses."

(5) The value for RSUs is based on the closing price of Carnival Corporation common stock on November 28, 2025 of $25.78. The value of the RSUs is reflected using the target number of RSUs granted.

(6) Only in case of involuntary termination without cause.

(7) The value for RSUs is based on the closing price of Carnival Corporation common stock on November 28, 2025 of $25.78. The value of the RSUs is reflected using the target number of RSUs granted except for the 2023 PBS grant that vests in February 2026 based on performance during the 2023-2025 performance period. For the description of the performance goals and the actual performance payouts, refer to "2023 PBS Grants."

U.S. CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. The 2025 annual total compensation of our CEO as set forth in the Summary Compensation Table is $18,887,776, the 2025 annual total compensation of our median compensated employee is $17,773, and the ratio of these amounts is 1,063 to 1. Our median compensated employee population consists primarily of ship-based employees who work fewer than twelve months of the year.

Employee	2025 Annual Total Compensation ($)	Pay Ratio
CEO	18,887,776	1,063:1
Median employee, other than our CEO	17,773	

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our global human resources and payroll systems of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their

compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

To identify our median employee, we used total cash compensation for our estimated employee population of 137,143 as of September 30, 2025. Our workforce includes a large number of ship-based employees who typically work six to eleven months of the year and, as permitted by SEC rules, we did not annualize the pay for our employees when identifying our median employee.

We then applied a valid statistical sampling methodology to identify employees who were paid within a 1% range of the median. From these employees, we then identified a representative median employee from this group and calculated that employee's annual total compensation in fiscal 2025 consistent with Item 402(c) of Regulation S-K. This figure includes gratuities directly billed to our guests but excludes any cash gratuities paid directly to the employee by guests. It also excludes room and meals, transportation to and from the ship, and medical care, which are provided to our ship-based employees without charge.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, following is information about the relationship between executive "compensation actually paid" and our financial performance. This disclosure does not reflect the value actually received or realized by our Named

Executive Officers or how our Compensation Committees evaluate compensation decisions. Please refer to the "Compensation Discussion and Analysis" section for a discussion of our executive compensation program objectives and program design to align executive compensation with our performance.

TABULAR DISCLOSURE OF COMPENSATION ACTUALLY PAID VERSUS PERFORMANCE

The following table discloses information on "compensation actually paid" ("CAP") to our Principal Executive Officers (the "PEOs") and the average CAP to our other Named Executive Officers (the "non-PEO NEOs") during the specified years alongside TSR and net income metrics, as well as a company-selected measure of Adjusted Operating Income. We identified this as the most important measure we use in

linking compensation actually paid to our Named Executive Officers for 2025 to our performance, as Adjusted Operating Income was the predominant metric used in evaluating company-wide performance under our annual bonus plan and is described in more detail in the "Compensation Discussion and Analysis" section above.

Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[2] ($)	Summary Compensation Table Total for Former PEO[3] ($)	Compensation Actually Paid to Former PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[4] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[5] ($)	Net Income (in millions)[6] ($)	Adjusted Operating Income (in millions)[7] ($)
2025	18,887,776	37,060,165	0	0	4,029,119	6,800,415	129.03	196.57	2,760	4,396
2024	23,566,603	63,766,172	0	0	8,287,612	12,305,551	127.28	186.41	1,916	3,556
2023	13,808,603	23,274,493	—	—	3,659,890	5,224,395	75.38	103.18	(74)	1,887
2022	8,014,153	7,895,313	11,144,435	5,815,515	1,824,301	1,330,122	49.70	80.09	(6,093)	(3,914)
2021	—	—	15,063,788	11,157,235	3,304,831	2,721,255	88.19	102.56	(9,501)	(1,684)

(1) Reflects total compensation of our current CEO, Josh Weinstein, as calculated in the Summary Compensation Table (the "SCT").

(2) The dollar amounts shown in these columns reflect "compensation actually paid" to the Named Executive Officers calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not represent the actual final amount of compensation earned or actually paid to either individual during the applicable years. The adjustments made to each Named Executive Officer's total compensation for each year to determine CAP are shown in the tables below. For Mr. Weinstein, information is only included beginning with 2022, the first year in which he served as CEO.

(3) Reflects the total compensation for our former CEO, Arnold Donald, who served as PEO until August 1, 2022, and is therefore included in this table as an additional PEO in accordance with SEC rules. Amounts shown are calculated in the SCT for each of the years shown.

(4) Reflects the average total compensation of our non-PEO NEOs, as calculated in the SCT for each of the years shown. Our non-PEO NEOs included in the table above are the following individuals: for 2025, David Bernstein, Bettina Deynes, Lars Ljoen, and Enrique Miguez; for 2024, David Bernstein, William Burke, Bettina Deynes, and Enrique Miguez; for 2023, David Bernstein, William Burke, Bettina Deynes, Enrique Miguez, and Michael Thamm; for 2022, David Bernstein, William Burke, Enrique Miguez, and Michael Thamm; and for 2021, Peter Anderson, David Bernstein, Enrique Miguez, Arnaldo Perez, and Michael Thamm.

(5) Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on November 30, 2020. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the Dow Jones U.S. Recreational Services Index, which is the industry peer group used for purposes of Item 201(e) of Regulation S-K. The separate Peer Group used by the Compensation Committees for purposes of determining compensation paid to our Executive Officers is described in the Compensation Discussion & Analysis section under "Peer Group Characteristics."

(6) Reflects after-tax net income (loss) prepared in accordance with GAAP for each of the years shown.

(7) Adjusted Operating Income is a non-GAAP financial measure that represents operating income adjusted for gains and losses on ship sales, restructuring costs and certain other gains and losses that are not part of our core operating business.

	2025 Weinstein ($)	2025 Non-PEO NEOs ($)	2024 Weinstein ($)	2024 Non-PEO NEOs ($)	2023 Weinstein ($)	2023 Non-PEO NEOs ($)	2022 Donald ($)	2022 Weinstein ($)	2022 Non-PEO NEOs ($)	2021 Donald ($)	2021 Non-PEO NEOs ($)
Total Reported in SCT	18,887,776	4,029,119	23,566,603	8,287,612	13,808,603	3,659,890	11,144,435	8,014,153	1,824,301	15,063,788	3,304,831
Less, Value of Stock Grants Reported in SCT	11,961,027	1,810,004	8,775,817	1,369,984	7,460,811	1,882,955	5,999,996	4,695,000	0	7,449,735	1,327,423
Plus, Year End Fair Value of Equity Awards Granted in the Year	26,427,768	3,999,193	23,129,206	3,610,685	14,167,138	3,246,175	2,984,968	4,965,000	0	6,289,618	1,205,892
Plus, Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	4,115,452	640,042	25,775,751	1,741,439	2,664,917	109,444	(2,695,390)	(443,809)	(578,848)	(2,925,955)	(507,063)
Plus, Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	0	0	0	0	0	0	0	0	0	0	0
Plus, Change in Fair Value from Prior Year End to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	(409,804)	(57,935)	70,429	35,799	94,646	91,840	381,498	54,969	84,669	179,519	45,018
Less, Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	0	0	0	0	0	0	0	0	0	0	0
Plus, Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	0	0	0	0	0	0	0	0	0	0	0
Total Adjustments	30,133,416	4,581,299	48,975,386	5,387,924	16,926,701	3,447,459	671,076	4,576,160	(494,179)	3,543,182	743,846
Compensation Actually Paid for Fiscal Year	37,060,165	6,800,415	63,766,172	12,305,551	23,274,493	5,224,395	5,815,515	7,895,313	1,330,122	11,157,235	2,721,255

TABULAR DISCLOSURE OF MOST IMPORTANT MEASURES LINKING COMPENSATION ACTUALLY PAID DURING 2025 TO COMPANY PERFORMANCE

Below are the most important measures (unranked) used by us to link compensation actually paid to our Named Executive Officers for 2025 to our performance. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation Discussion and Analysis" section above.

Normalized Adjusted Operating Income
Normalized Adjusted EBITDA
Relative TSR
Adjusted Return on Invested Capital
GHG Reduction

DISCLOSURE OF THE RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND FINANCIAL PERFORMANCE MEASURES

As described in more detail in the "Compensation Discussion and Analysis" section, our executive compensation program reflects a pay-for-performance philosophy. The below graphical illustrations demonstrate the relationship between compensation actually paid to the Named Executive Officers over the last three fiscal years as compared

to TSR, Net Income, and Adjusted Operating Income over the last three fiscal years. Generally, compensation actually paid (for both the PEO(s) and non-PEO NEOs) since fiscal 2021 has increased or decreased as each of TSR, Net Income, and Adjusted Operating Income has increased or decreased, respectively. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions (shown graphically) of the relationships between information presented in the Pay versus Performance table.









PROPOSAL 14

Appointment of Auditor of Carnival plc and Ratification of Selection of Independent Registered Public Accounting Firm of Carnival Corporation



PROPOSAL 15

Authorization to Determine the Remuneration of Independent Auditor of Carnival plc

The Audit Committee of the Board of Directors of Carnival plc has selected Deloitte LLP as Carnival plc's independent auditor for the year ending November 30, 2026. The Audit Committee of the Board of Directors of Carnival Corporation has selected Deloitte & Touche LLP as Carnival Corporation's independent registered public accounting firm for the year ending November 30, 2026. Deloitte LLP and Deloitte & Touche LLP are the respective UK and U.S. member firms of Deloitte Touche Tohmatsu Limited. In doing so, the Audit Committees confirm that the selection is free from third party influence and no restrictive contractual clauses have been imposed on them. Representatives of both Deloitte LLP and Deloitte & Touche LLP as the auditors for the fiscal 2025 audit are expected to be present at the Annual Meetings of Shareholders, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

Proposal 14 would appoint Deloitte LLP as the independent auditor of Carnival plc for the fiscal 2026 audit. It is a requirement of Section 489(2) of the Companies Act that Carnival plc appoint its independent auditor before the end of a general meeting at which its annual accounts and reports are laid (which, in the case of Carnival plc, occurs this year at its Annual General Meeting). Proposal 14 would also ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.

Although ratification by our shareholders of the appointment of an independent public accounting firm of Carnival Corporation is not legally required, our Boards of Directors believe that such action is desirable as a matter of good corporate governance. If our shareholders do not approve Proposal 14, the Audit Committees will re-evaluate the appointment and consider the selection of another accounting firm.

Under Proposal 15, you are being asked to authorize the Audit Committee of Carnival plc to determine the remuneration of Deloitte LLP as the independent auditor of Carnival plc.

 The Boards of Directors unanimously recommend a vote FOR the appointment of Deloitte LLP as Carnival plc's independent auditor, the ratification of the selection of Deloitte & Touche LLP as Carnival Corporation's independent registered public accounting firm and the authorization for the Audit Committee of Carnival plc to determine the remuneration of Deloitte LLP.

Report of the Audit Committees

Carnival Corporation and Carnival plc are two separate legal entities and, therefore, each has a separate Board of Directors, each of which in turn has its own Audit Committee. In accordance with their charter, each Audit Committee assists the relevant Board of Directors in carrying out its oversight of:

- integrity of our financial statements;
- performance of our internal audit functions, including process and controls effectiveness and efficiencies and investigations relating to asset misappropriation, corruption and ethics, and financial or non-financial manipulation;
- independent auditors' qualifications, effectiveness, objectivity, independence, and performance; and
- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

Both Audit Committees are subject to the audit committee independence requirements under the corporate governance standards of the New York Stock Exchange and relevant SEC rules, and the Audit Committee of Carnival plc is also subject to the requirements of the UK Corporate Governance Code and the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The two Audit Committees have identical members and each currently consists of four independent (as defined by the listing standards of the New York Stock Exchange, SEC rules, and the UK Corporate Governance Code) Non-Executive Directors. The Carnival Corporation Board of Directors has determined that each member of the Audit Committees is both "independent" and an "audit committee financial expert," as defined by SEC rules and New York Stock Exchange listing standards. In addition, the Carnival plc Board of Directors has determined that each member of the

Audit Committees has "recent and relevant financial experience" for purposes of the UK Corporate Governance Code and that the Audit Committees, as a whole, have competence relevant to the sector in which Carnival Corporation & plc operate.

Management has primary responsibility for our financial reporting process, including the system of internal control and risk management, and for the preparation of consolidated financial statements. The independent auditors are responsible for performing an independent audit of our financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles, UK-adopted international accounting standards or United Kingdom Generally Accepted Accounting Practice, as applicable. The Audit Committees are responsible for (a) monitoring and overseeing the financial reporting process and the preparation of consolidated financial statements, (b) supervising the relationship between Carnival Corporation and Carnival plc and their independent auditors, (c) overseeing any competitive tender process with respect to audit firms, and (d) reviewing the group's systems of internal controls and compliance with the group Code of Business Conduct and Ethics. The Audit Committees have met and held discussions with management of Carnival Corporation & plc and the independent auditors. In this context, management represented to the Audit Committees that Carnival Corporation & plc's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and that Carnival plc's group financial statements were prepared in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework," and applicable law). Where necessary, amendments

are made in the Carnival plc parent company financial statements to take advantage of the exemptions available under FRS 101 Reduced Disclosure Framework.

The Audit Committees:

- reviewed and discussed Carnival Corporation & plc's audited consolidated financial statements for the year ended November 30, 2025 with Carnival Corporation & plc's management and with Carnival Corporation's independent auditor;
- reviewed and discussed Carnival plc's audited consolidated financial statements for the year ended November 30, 2025 with Carnival plc's management and with Carnival plc's independent auditor;
- discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board, the SEC, and the UK Financial Reporting Council ("FRC"); and
- received the written disclosures and the letter from the independent auditors required by

applicable requirements of the Public Company Accounting Oversight Board and the FRC regarding the independent auditors' communications with the Audit Committees concerning independence and discussed with the independent auditors their independence.

The Audit Committees also considered whether the provision to the relevant entity by the independent auditors of non-audit services was compatible with maintaining the independence of the independent auditors under the independence rules in the U.S. and the UK. Based on the reviews and discussions described above, the Audit Committees recommended to the Boards of Directors that the audited consolidated financial statements of Carnival Corporation & plc be included in Carnival Corporation & plc's 2025 Annual Report on Form 10-K for filing with the SEC. In addition, the Audit Committees recommended that the audited Carnival plc financial statements be included in the Carnival plc Annual Report for the year ended November 30, 2025.

THE AUDIT COMMITTEE OF CARNIVAL CORPORATION
THE AUDIT COMMITTEE OF CARNIVAL PLC

   

| **LAURA WEIL** | **JASON GLEN CAHILLY** | **JEFFREY GEARHART** | **STUART SUBOTNICK** |
| Chair | | | |

Independent Registered Public Accounting Firm

AUDIT AND NON-AUDIT FEES

Deloitte & Touche LLP and Deloitte LLP were the independent auditors of Carnival Corporation and Carnival plc, respectively, during fiscal 2025 and 2024. PricewaterhouseCoopers LLP were the independent auditors of Carnival Corporation and Carnival plc during fiscal 2023. Aggregate fees billed by the foregoing audit firms for professional services rendered to Carnival Corporation and Carnival plc for the years ended November 30, 2025, 2024 and 2023 were as follows (in millions):

	Fiscal Year Ended		
Type of Fee	2025 ($ in millions)	2024 ($ in millions)	2023 ($ in millions)
Audit fees	8.0	7.1	6.6
Audit-related fees	0[1]	0[1]	0[1]
Tax fees	0	0	0
All other fees	0.1[2]	0.1	0[1]
Total	8.1	7.2	6.6

(1)   Less than $50,000.

(2)   Less than $90,000.

- **AUDIT FEES** for 2025, 2024 and 2023 were for professional services rendered for the integrated audits of the Carnival Corporation & plc consolidated financial statements and systems of internal control over financial reporting, quarterly reviews of our joint Quarterly Reports on Form 10-Q, the audits of the Carnival plc financial statements, consents, registration statements, statutory audits of various international subsidiaries and the issuance of comfort letters.

- **AUDIT-RELATED FEES** for 2025 and 2024 were principally for agreed upon procedures related to customs and border protection data. Audit-related fees for 2023 were principally for agreed upon procedures related to customs and border protection data.

- **ALL OTHER FEES** for 2025 and 2024 were principally for services rendered for UK and Italian regulatory reporting. All other fees for 2023 were principally for services rendered for UK regulatory reporting.

All of the services described above were approved by the Audit Committees (including pre-approval of services by the independent auditor relating to registration statements and issuance of comfort letters up to a cap), and in doing so, the Audit Committees did not rely on the *de minimis* exception set forth in Rule 2-01(c)(7)(i)(C) under Regulation S-X.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committees have adopted Key Policies and Procedures which address, among other matters, pre-approval of audit and permissible non-audit services provided by the independent registered public accounting firm. The Key Policies and Procedures require that all services to be provided by the independent registered public accounting firm must be approved by the Audit Committees prior to the performance of such services. The Audit Committees consider whether the services requested are consistent with the rules of the SEC and UK Financial Reporting Council on auditor independence.



PROPOSAL 16

Receipt of Accounts and Reports of Carnival plc

The Directors of Carnival plc are required by the Companies Act to present Carnival plc's financial statements, the UK statutory Directors' Report, the UK statutory Strategic Report and the auditor's report relating to those accounts to the Carnival plc shareholders. Accordingly, the Directors of Carnival plc lay before the Annual Meetings of Shareholders the Carnival plc accounts and the reports of the Directors and auditor for the year ended November 30, 2025, which have been approved by and signed on behalf of Carnival plc's Board of Directors and will be delivered to the Registrar of

Companies in the UK following the Annual Meetings of Shareholders. Shareholders are voting to approve receipt of these documents, as UK law does not require shareholder approval of the substance and content of these documents. The UK statutory Directors' Report is attached as Annex A to this Proxy Statement and the UK statutory Strategic Report accompanies the Carnival plc financial statements. The full accounts and reports of Carnival plc will be available for inspection prior to and during the Annual Meetings of Shareholders.

 **The Boards of Directors unanimously recommend a vote FOR the receipt of the accounts and reports of Carnival plc for the year ended November 30, 2025.**



PROPOSAL 17

Approval of the Grant of Authority to Allot New Carnival plc Shares



PROPOSAL 18

Approval of the Disapplication of Pre-Emption Rights Applicable to Carnival plc

Summary

Proposal 17 authorizes the Directors of Carnival plc to allot, until the end of the next Annual General Meeting of Carnival plc (or, if earlier, until the close of business on July 16, 2027), a maximum number of Carnival plc ordinary shares (or to grant rights to subscribe for or convert any securities into ordinary shares up to a maximum aggregate amount) without further shareholder approval. Proposal 18 empowers the Directors of Carnival plc to allot (or sell any ordinary shares which Carnival plc elects to hold in treasury) a maximum number of Carnival plc ordinary shares for cash without first offering them to existing shareholders in accordance with the pre-emption rights that would otherwise be applicable. If given, this power will expire at the end of the next Annual

General Meeting of Carnival plc (or, if earlier, the close of business on July 16, 2027). The authorizations given at the last Annual General Meeting of Carnival plc are due to expire at the end of this year's Annual General Meeting of Carnival plc. As is the case with many UK companies, these resolutions are proposed each year as the Directors believe occasions may arise from time to time when it would be beneficial for shares to be allotted without further shareholder approval and for shares to be allotted for cash without making a pre-emptive offer. The Carnival plc Directors have no current commitments or plans to allot additional shares of Carnival plc using these authorities.

Discussion

Under Article 30 of the Articles of Association of Carnival plc, the Directors have, for a "prescribed period," unconditional authority to allot ordinary shares in Carnival plc up to an aggregate nominal amount known as the "allotment amount."

The power to implement the authority provided by Article 30 is sought each year by the proposal of an ordinary resolution to establish the prescribed period

and the allotment amount. By passing this ordinary resolution, shareholders are authorizing the Board of Carnival plc to issue, during the prescribed period, a maximum number of shares having an aggregate nominal value equal to the allotment amount, without further shareholder approval. In the absence of such approval, the issuance of any additional shares would require shareholder approval.

Under Article 31 of the Articles of Association of Carnival plc, the Directors have, for the same "prescribed period" referred to above, power to allot a small number of ordinary shares for cash without making a pre-emptive offer to existing shareholders, up to an aggregate nominal amount known as the "disapplication amount."

The power to implement the authority provided by Article 31 is sought each year by the proposal of a special resolution to establish the disapplication amount. By passing this special resolution, shareholders are authorizing the Board of Carnival plc to issue, during the prescribed period, an amount of shares having an aggregate nominal value equal to the disapplication amount, for cash without first offering them to existing shareholders of Carnival plc.

The Third Amended and Restated Articles of Incorporation of Carnival Corporation do not contain equivalent provisions and holders of Carnival Corporation common stock do not have pre-emption rights. Accordingly, no action is required in respect of the ability of Carnival Corporation to allot shares or to disapply pre-emption rights.

In common with many UK companies, resolutions to renew the prescribed period and re-establish the allotment amount and the disapplication amount are normally proposed each year as the Directors believe occasions may arise from time to time when it would be beneficial for shares to be allotted and for shares to be allotted for cash without making a pre-emptive offer. This is the purpose of Proposal 17 (an ordinary resolution) and Proposal 18 (a special resolution). As usual, the prescribed period is the period from the passing of the resolutions until the end of the next Annual General Meeting (or, if earlier, until the close of business on July 16, 2027).

Guidelines issued by the Investment Association, whose members are some of the largest institutional investors in UK listed companies, require the allotment amount to be limited to one-third of the issued ordinary share capital (except in the case of a fully pre-emptive offer). By reference to Carnival plc's issued ordinary share capital on January 13, 2026, the maximum allotment amount in paragraph (a) of Proposal 17 is $104,295,964, which is equal to 62,828,893 new Carnival plc ordinary shares, being

one-third of the amount of the issued ordinary share capital (excluding treasury shares).

In line with guidance issued by the Investment Association, paragraph (b) of Proposal 17 would give the Directors of Carnival plc authority to allot ordinary shares or grant rights to subscribe for or convert any securities into ordinary shares in connection with a pre-emptive offer in favor of ordinary shareholders up to an aggregate nominal amount equal to $208,591,929 (representing 125,657,788 ordinary shares), as reduced by the nominal amount of any shares issued under paragraph (a) of Proposal 17. This amount (before any reduction) represents approximately two-thirds of the issued ordinary share capital (excluding treasury shares) of Carnival plc as at January 13, 2026. However, if they do exercise the authorities given to them if Proposals 17 and 18 are passed, the Directors intend to follow the Investment Association's recommendations concerning their use.

The Pre-Emption Group, a group comprising representatives of UK listed companies, investment institutions and corporate finance practitioners and formed under the support of the London Stock Exchange, issued a revised Statement of Principles on Disapplying Pre-Emption Rights in November 2022 (the "Statement of Principles") to align with the recommendations made in the UK Secondary Capital Raising Review. The Statement of Principles recommends that a resolution to disapply the statutory pre-emption rights provided by UK company law should be limited to an amount of equity securities not exceeding 10% of the nominal value of a company's issued ordinary share capital (with a further authority of no more than 2% to be used only for the purposes of making a follow-on offer to retail investors and existing shareholders).

The powers requested under Proposal 18 reflect the revised Statement of Principles. Proposal 18, if approved, will give the Directors of Carnival plc authority to allot Carnival plc shares and to sell treasury shares for cash otherwise than to existing shareholders in proportion to their holdings (i) up to a maximum nominal value of $31,288,789, representing 10% of Carnival plc's issued ordinary share capital (excluding treasury shares) on January 13, 2026 and (ii) up to an additional maximum nominal amount equal to 20% of any allotments or sales made

under (i) to be used for follow-on offers of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles. In other words, pursuant to (ii), Carnival plc can issue shares representing up to a further 2% of its issued ordinary share capital (excluding treasury shares), but this can only be used for follow-on offers to existing shareholders of Carnival plc not allocated shares under an issuance made pursuant to (i) and otherwise of a kind contemplated by paragraph 3 of Part 2B of the Statement of Principles. This is equal to an aggregate of 22,618,401 new Carnival plc ordinary shares.

The Directors of Carnival plc confirm their intention to follow the shareholder protections in paragraph 1 of Part 2B of the Statement of Principles in the exercise of the power to disapply the statutory pre-emption rights and, in relation to any follow-on offer, the expected features of a follow-on offer as set out in paragraph 3 of Part 2B of the Statement of Principles.

In summary, if Proposals 17 and 18 were passed, the extent of the authority of the Directors to allot new Carnival plc ordinary shares for cash (other than pursuant to an employee share scheme) on terms which would be dilutive to the existing shareholdings of Carnival plc shareholders, without further shareholder approval, would be limited to 22,618,401 new Carnival plc ordinary shares. The Directors have no current commitments or plans to allot additional shares of Carnival plc under these authorities. Furthermore, the adoption of Proposals 17 and 18 would have no material effect on the ability of Carnival plc to undertake or defend against a takeover attempt.

As of January 13, 2026, 28,927,231 Carnival plc ordinary shares are held by Carnival plc in treasury, representing 15.3% of the issued ordinary share capital (excluding treasury shares) of Carnival plc as at January 13, 2026.

 The Boards of Directors unanimously recommend a vote FOR the approval of limits on the authority to allot Carnival plc shares and the disapplication of pre-emption rights for Carnival plc.



PROPOSAL 19

Approval of a General Authority to Buy Back Carnival plc Ordinary Shares

Shareholder approval is not required for us to buy back shares of Carnival Corporation, but is required under the Companies Act for us to buy back shares of Carnival plc. Last year, Carnival Corporation and Carnival plc did not seek shareholder approval to buy back Carnival plc ordinary shares.

Shareholder approval to effect market purchases (within the meaning of Section 693(4) of the Companies Act) of up to 18,848,668 ordinary shares of Carnival plc (being 10% of Carnival plc's ordinary shares in issue as of January 13, 2026 (excluding treasury shares)) is being sought at this year's Annual Meetings of Shareholders.

The Boards of Directors confirm that the authority to purchase Carnival plc ordinary shares will only be exercised after careful consideration of prevailing market conditions and the position of Carnival plc. The Boards of Directors are making no recommendation as to whether shareholders should sell any shares in Carnival plc and/or Carnival Corporation.

If the Boards of Directors exercise the authority conferred by Proposal 19, we would have the option of holding the shares in treasury, or cancelling them. Shares held in treasury can be re-sold for cash, used for employee share plans or later cancelled. The Boards of Directors think it prudent to maintain discretion as to dealing with the purchased shares. The Boards of Directors will assess at the time of any and each actual purchase whether to hold the shares in treasury or cancel them, provided it is permitted to do so. As of January 13, 2026, 28,927,231 Carnival plc ordinary shares are held by Carnival plc in treasury.

The Boards of Directors consider that any buyback of Carnival plc ordinary shares may include the purchase of its American Depositary Shares ("ADSs"), each representing one Carnival plc ordinary share, with a subsequent cancellation of the underlying ADSs. If the underlying ADSs are so cancelled, Carnival plc will either cancel or hold in treasury the ordinary share represented by such ADSs. The Boards of Directors will assess at the time of any and each actual cancellation whether to hold the ordinary shares represented by such cancelled ADSs in treasury or cancel them, provided it is permitted to do so.

The minimum price (exclusive of expenses) which may be paid for each Carnival plc ordinary share is $1.66, and the maximum price (exclusive of expenses) which may be paid is an amount equal to the higher of:

- 105% of the average of the middle market quotations for an ordinary share of Carnival plc, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and
- the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share on the trading venues where the purchase is carried out.

As of January 13, 2026, there are no options outstanding to subscribe for Carnival plc ordinary shares and Carnival plc has 2,600,911 RSUs issued and outstanding, which represent in the aggregate 1.4% of Carnival plc's issued share capital (excluding treasury shares). If the authority sought under Proposal 19 were exercised in full and those ordinary shares of Carnival plc were purchased by Carnival plc and cancelled, these RSUs would represent in the aggregate 1.5% of Carnival plc's issued share capital (excluding treasury shares).

The authority to purchase Carnival plc ordinary shares will expire at the conclusion of the Carnival plc Annual General Meeting in 2027 or on July 16, 2027, whichever is earlier (except in relation to any purchases of shares the contract for which was entered before the expiry of such authority).



The Boards of Directors unanimously recommend a vote FOR the approval of a general authority to buy back Carnival plc ordinary shares.

 # Questions and Answers

Questions Applicable to All Shareholders

 ## WHAT INFORMATION IS CONTAINED IN THESE MATERIALS?

The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meetings of Shareholders, the voting process, the compensation of Directors and certain Executive Officers and certain other information required by rules promulgated by the SEC and the New York Stock Exchange applicable to both companies. We have attached as Annexes A, B and C to this Proxy Statement information that Carnival plc is required to provide to its shareholders under applicable UK rules.

 ## WHAT PROPOSALS WILL BE VOTED ON AT EACH OF THE ANNUAL MEETINGS OF SHAREHOLDERS?

✔ **PROPOSALS 1-11**

To re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc

✔ **PROPOSAL 12**

To hold a (non-binding) advisory vote to approve executive compensation

✔ **PROPOSAL 13**

To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report

✔ **PROPOSAL 14**

To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation

✔ **PROPOSAL 15**

To authorize the Audit Committee of Carnival plc to determine the remuneration of the independent auditor of Carnival plc

✔ **PROPOSAL 16**

To receive the accounts and reports of the Directors and auditor of Carnival plc for the fiscal year ending November 30, 2025

✔ **PROPOSAL 17**

To approve the giving of authority for the allotment of new shares by Carnival plc

✔ **PROPOSAL 18**

To approve, subject to Proposal 17 passing, the disapplication of pre-emption rights in relation to the allotment of new shares and sale of treasury shares by Carnival plc

✔ **PROPOSAL 19**

To approve a general authority for Carnival plc to buy back Carnival plc ordinary shares in the open market

 ## WHAT IS THE VOTING RECOMMENDATION OF THE BOARDS OF DIRECTORS?

 **Your Boards of Directors recommend that you vote your shares FOR Proposals 1 through 19.**

 ## HOW DOES THE DLC ARRANGEMENT AFFECT MY VOTING RIGHTS?

On most matters that affect all of the shareholders of Carnival Corporation and Carnival plc, the shareholders of both companies effectively vote together as a single decision-making body. These matters are called "joint electorate actions." Combined voting is accomplished through the special voting shares that have been issued by each company. Certain matters specified in the organizational documents of Carnival Corporation and Carnival plc where the interests of the two shareholder bodies may diverge are called "class rights actions." The class rights actions are voted on separately by the shareholders of each company. If either group of shareholders does not approve a class rights action, that action generally cannot be taken by either company. All of the proposals to be voted on at the Annual Meetings of Shareholders are joint electorate actions, and there are no class rights actions.

 ## GENERALLY, WHAT ACTIONS ARE JOINT ELECTORATE ACTIONS?

Any resolution to approve an action other than a class rights action or a procedural resolution (described below) is designated as a joint electorate action. The actions designated as joint electorate actions include:

- the appointment, removal, election or re-election of any Director of either or both companies;
- if required by law, the receipt or adoption of the annual accounts of both companies;
- the appointment or removal of the independent auditor of either company;
- a change of name by either or both companies; and

- the implementation of a mandatory exchange of Carnival plc ordinary shares for Carnival Corporation common stock based on a change in tax laws, rules or regulations.

The relative voting rights of Carnival plc ordinary shares and Carnival Corporation common stock are equalized based on a ratio which we refer to as the "equalization ratio." Based on the current equalization ratio of 1:1, each share of Carnival Corporation common stock has the same voting rights as one Carnival plc ordinary share on joint electorate actions.

 ## HOW ARE JOINT ELECTORATE ACTIONS VOTED ON?

Joint electorate actions are voted on as follows:

- Carnival plc shareholders vote at the Annual General Meeting of Carnival plc (whether in person or by proxy). Voting is on a poll (or ballot), which remains open for sufficient time to allow the vote at the Carnival Corporation Annual Meeting of Shareholders to be held and reflected in the Carnival plc Annual General Meeting through the mechanism of the special voting share. An equivalent vote is cast at the subsequent Carnival Corporation Annual Meeting of Shareholders on each of the corresponding resolutions through a special voting share issued by Carnival Corporation; and
- Carnival Corporation shareholders vote at the Carnival Corporation Annual Meeting of Shareholders (whether in person or by proxy).

Voting is by ballot (or on a poll), which remains open for sufficient time to allow the vote at the Annual General Meeting of Carnival plc Shareholders to be reflected in the Annual Meeting of Carnival Corporation Shareholders through the mechanism of the special voting share. An equivalent vote is cast on the corresponding resolutions at the Carnival plc Annual General Meeting through a special voting share issued by Carnival plc.

A joint electorate action is approved if it is approved by:

- a simple majority of the votes cast in the case of an ordinary resolution (or not less than 75% of the votes cast in the case of a special resolution, if required by applicable law and regulations or

Carnival plc's Articles of Association) by the holders of Carnival plc's ordinary shares and the holder of the Carnival plc special voting share voting as a single class at a meeting at which a quorum was present and acting;

- a simple majority of the votes cast (or other majority if required by applicable law and regulations or the Carnival Corporation Articles of Incorporation and By-laws) by the holders of Carnival Corporation common stock and the holder

of the Carnival Corporation special voting share, voting as a single class at a meeting which a quorum was present and acting; and

- a minimum of one-third of the total votes available to be voted by the combined shareholders must be cast on each resolution for it to be effective. Formal abstentions (or votes withheld) by a shareholder on a resolution will be counted as having been "cast" for this purpose.



HOW ARE THE DIRECTORS OF EACH COMPANY ELECTED OR RE-ELECTED?

Resolutions relating to the election or re-election of Directors are considered as joint electorate actions. No person may be a member of the Board of Directors of Carnival Corporation or Carnival plc without also being a member of the Board of Directors of the other company. There are 11 nominees for re-election to the Board of Directors of each company this year. Each nominee currently serves as a Director of Carnival Corporation and Carnival plc. All nominees for Director are to be re-elected to serve until the next Annual Meetings of Shareholders or until their successors are elected.

Carnival plc's Articles of Association currently require Directors to submit themselves for election by shareholders at the first Annual General Meeting following their initial appointment to the Board of Directors and for re-election thereafter at subsequent Annual General Meetings at intervals of no more than three years. The Boards of Directors have decided, in accordance with the UK Corporate Governance Code, to submit all Directors for re-election on an annual basis.



WHAT VOTES ARE REQUIRED TO APPROVE THE PROPOSALS?

Proposals	Vote Required
• Proposals 1 through 17 will be proposed as **ordinary resolutions**.	For ordinary resolutions, the **required majority is more than 50% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.
• Proposals 18 and 19 will be proposed as **special resolutions**.	For special resolutions, the **required majority is not less than 75% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.

Proposals 18 and 19 are required to be approved by not less than 75% of the combined votes cast at both Annual Meetings of Shareholders. Each of the other proposals, including the re-election of Directors, requires the approval of a majority of the combined votes cast at both Annual Meetings of Shareholders. Abstentions and broker non-votes are not deemed votes cast for purposes of calculating the vote. Abstentions and broker non-votes do count for the purpose of determining whether a quorum is present.

If you are a beneficial owner of Carnival Corporation common stock and do not provide the shareholder of

record with voting instructions, your shares may constitute broker non-votes. In order to ensure that your shares are voted on all matters presented at the Annual Meeting, we encourage you to provide voting instructions in advance of the meeting, regardless of whether you intend to attend the Annual Meeting.

Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because:

- the broker has not received voting instructions from the beneficial owner; and
- the broker lacks discretionary voting power to vote such shares.

Accordingly, if you are a beneficial owner of shares held through intermediaries such as brokers, banks and other nominees, such intermediaries are not permitted to vote without specific instructions from you unless the matter to be voted on is considered "routine." The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, our independent agent to receive and tabulate stockholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.

 GENERALLY, WHAT ARE PROCEDURAL RESOLUTIONS?

Procedural resolutions are resolutions of a procedural or technical nature that do not adversely affect the shareholders of the other company in any material respect and are put to the shareholders at a meeting.

The special voting shares do not represent any votes on "procedural resolutions." Our Chair of each of the meetings will determine whether a resolution is a procedural resolution.

To the extent that such matters require the approval of the shareholders of either company, any of the following will be procedural resolutions:

- that certain people be allowed to attend or be excluded from attending the meeting;

- that discussion be closed and the question put to the vote (provided no amendments have been raised);
- that the question under discussion not be put to the vote (where a shareholder feels the original motion should not be put to the meeting at all, if such original motion was brought during the course of that meeting);
- to proceed with matters in an order other than that set out in the notice of the meeting;
- to adjourn the debate (for example, to a subsequent meeting); and
- to adjourn the meeting.

 WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETINGS OF SHAREHOLDERS?

The voting results will be announced to the media and the relevant stock exchanges and posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**, after both Annual Meetings of Shareholders have closed.

The results will also be published in a joint Current Report on Form 8-K within four business days after the date the Annual Meetings of Shareholders have closed.

 WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETINGS OF SHAREHOLDERS?

The quorum requirement for holding the Annual Meetings of Shareholders and transacting business as joint electorate actions at the meetings is one-third of the total votes entitled to be cast by all shareholders of both companies. Shareholders may be present in person or represented by proxy or corporate representative at the meetings.

 ## HOW IS THE QUORUM DETERMINED?

For the purposes of determining a quorum with respect to joint electorate actions, the special voting shares have the maximum number of votes attached to them as were cast on such joint electorate actions, either for, against or abstained, at the parallel shareholder meeting of the other company, and such maximum number of votes (including abstentions) constitutes shares entitled to vote and present for the purposes of determining whether a quorum exists at such a meeting.

In order for a quorum to be validly constituted with respect to meetings of shareholders convened to consider a joint electorate action or class rights action, the special voting entities must be present.

Abstentions (including votes withheld) and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

 ## IS MY VOTE CONFIDENTIAL?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed to third parties except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation of votes and certification of the vote; or

- to facilitate a successful proxy solicitation by our Boards of Directors.

Occasionally, shareholders provide written comments on their proxy card which are then forwarded to management.

 ## WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETINGS OF SHAREHOLDERS?

We are providing these proxy materials in connection with the solicitation by the Boards of Directors of proxies to be voted at the Annual Meetings of Shareholders. We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes for the Annual

Meetings of Shareholders. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders.

 ## CAN I VIEW THE PROXY MATERIALS ELECTRONICALLY?

Yes. This Proxy Statement and any other proxy materials have been posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**. Carnival Corporation shareholders can also access

proxy-related materials at **www.proxyvote.com** as described under "Questions Specific to Shareholders of Carnival Corporation."


WHAT REPORTS ARE FILED BY CARNIVAL CORPORATION AND CARNIVAL PLC WITH THE SEC AND THE FCA AND HOW CAN I OBTAIN COPIES?

We file this Proxy Statement, joint Annual Reports on Form 10-K, joint Quarterly Reports on Form 10-Q and joint Current Reports on Form 8-K with the SEC.

Copies of this Proxy Statement, the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2025, as well as any joint Quarterly Reports on Form 10-Q or joint Current Reports on Form 8-K, as filed with the SEC, can be viewed or obtained without charge through the SEC's website at **www.sec.gov** (under Carnival Corporation or Carnival plc) or at **www.carnivalcorp.com** and **www.carnivalplc.com**.

We also file the Carnival plc Annual Report as well as the Carnival plc Group Half-Yearly Financial Report on the National Storage Mechanism maintained by the FCA in the UK. They can also be viewed or obtained without charge on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

COPIES WILL ALSO BE PROVIDED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO INVESTOR RELATIONS:

 Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

or

 Carnival plc
Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom

We encourage you to take advantage of the convenience of accessing these materials through the internet as it:

- is simple and fast to use
- saves time and money
- is environmentally friendly


MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR'S ANNUAL MEETINGS OF SHAREHOLDERS?

Carnival Corporation shareholders and Carnival plc shareholders (to the extent permitted under Carnival Corporation's and Carnival plc's governing documents and U.S. and UK law, as applicable) may submit proposals for consideration at future shareholder meetings.

In order for shareholder proposals to be considered for inclusion in our Proxy Statement in accordance with SEC Rule 14a-8 for next year's Annual Meetings of Shareholders, the written proposals must be received by our Company Secretary no later than the close of business October 30, 2026. Such proposals will need to comply with applicable SEC regulations regarding the inclusion of shareholder proposals in proxy materials. Carnival Corporation's By-laws establish advance notice procedures with regard to shareholder proposals that are not submitted for inclusion in the Proxy Statement, but that shareholders instead wish to present directly at an Annual Meeting of Shareholders. Under Carnival Corporation's current By-laws, to be properly brought before the Annual Meetings of Shareholders, a notice of the proposal must be submitted to the attention of our Company Secretary at our headquarters no later than six weeks prior to the Annual Meetings of Shareholders or, if later, the time at which the notice of such meeting is publicly disclosed. For shareholders of Carnival plc, the same requirements apply under UK law requirements to submit a notice of a proposal.

If the proposal to unify the DLC structure under a single company, Carnival Corporation, with Carnival plc as its wholly owned UK subsidiary, and to shift Carnival Corporation's jurisdiction of organization from Panama to Bermuda under the name "Carnival Corporation Ltd." is approved by the shareholders at the special meetings and the court meeting held on April 17, 2026, as well as by the UK court and regulatory authorities, Carnival Corporation will adopt new Bye-Laws as a Bermuda exempted company. Under the proposed new Bye-Laws, an advance notice of any proposal of business to be brought at an Annual Meeting of Shareholders must be delivered personally, or mailed to, and received by our Company Secretary at our headquarters no earlier than 120 and no later than 90 days prior to the one-year anniversary of the preceding year's Annual Meeting of Shareholders. If the date of the

Annual Meeting of Shareholders is advanced by more than 30 days or delayed by more than 60 days from the one year anniversary of the preceding year's Annual Meeting of Shareholders, or no Annual Meeting of Shareholders was held during the prior year, then notice must be received by our Company Secretary at our headquarters no earlier than 120 days before the Annual Meeting of Shareholders and no later than the later of 90 days before the Annual Meeting of Shareholders and the tenth day after the first day on which the date of the Annual Meeting of Shareholders is publicly disclosed.

 ## MAY I NOMINATE INDIVIDUALS TO SERVE AS DIRECTORS?

In order to submit a nominee for election at the Annual Meetings of Shareholders, you must provide the information required for Director nominations set forth in Carnival Corporation's and Carnival plc's governing documents in a timely manner. Specifically, under the governing documents, you must submit your notice of nomination in writing to the attention of our Company Secretary at our headquarters not later than seven days nor earlier than 42 days prior to the 2026 Annual Meetings of Shareholders (April 10, 2026 and March 6, 2026, respectively).

Any such notice must include, in addition to any other requirements specifically set forth in Carnival Corporation's and Carnival plc's governing documents:

- the name and address of the candidate;

- a brief biographical description, including his or her occupation and service on boards of any public company or registered investment company for at least the last five years;

- a statement of the particular experience, qualifications, attributes or skills of the candidate, taking into account the factors referred to in the "Nominations of Directors" section; and

- the candidate's signed consent to serve as a Director if elected, and to be named in our Proxy Statement.

If the proposal to unify the DLC structure under a single company, Carnival Corporation, with Carnival plc as its wholly owned UK subsidiary, and to shift Carnival Corporation's jurisdiction of organization from Panama to Bermuda under the name "Carnival Corporation Ltd." is approved by the shareholders at the special meetings and the court meeting held on April 17, 2026, as well as by the UK court and regulatory authorities, Carnival Corporation will adopt new Bye-Laws as a Bermuda exempted company. Under the proposed new Bye-Laws, to submit a nominee for election at the Annual Meetings of Shareholders, a notice of nomination must be delivered personally, or mailed to, and received by our Company Secretary at our headquarters no earlier than 120 and no later than 90 days prior to the one year anniversary of the preceding year's Annual Meetings of Shareholders. If the date of the Annual Meeting of Shareholders is advanced by more than 30 days or delayed by more than 60 days from the one year anniversary of the preceding year's Annual Meeting of Shareholders, or no Annual Meeting of Shareholders was held during the prior year, then notice must be received by our Company Secretary at our headquarters no earlier than 120 days before the Annual Meeting of Shareholders and no later than the later of 90 days before the Annual Meeting of Shareholders and the tenth day after the first day on which the date of the Annual Meeting of Shareholders is publicly disclosed.

In addition to satisfying the deadlines in the advance notice provisions of our governing documents, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions for our 2027 Annual Meetings of Shareholders must provide the notice required under Rule 14a-19 to the Company Secretary no later than February 16, 2027.

Shareholders may also recommend candidates for consideration by our Boards' N&G Committees in accordance with the procedures set forth in the "Procedures Regarding Director Candidates Recommended by Shareholders" section.

Questions Specific to Shareholders of Carnival Corporation

 ## WHAT CARNIVAL CORPORATION SHARES OWNED BY ME CAN BE VOTED?

All Carnival Corporation shares owned by you as of February 17, 2026, the record date, may be voted by you. These shares include those:

- held directly in your name as the shareholder of record, including shares purchased through Carnival Corporation's Dividend Reinvestment Plan and its Employee Stock Purchase Plan; and

- held for you as the beneficial owner through a stockbroker, bank or other nominee.

 ## WILL I BE ASKED TO VOTE AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

No. Your vote at the Annual Meeting of Carnival Corporation Shareholders, for the purposes of determining the outcome of combined voting, is automatically reflected as appropriate at the parallel Annual General Meeting of Carnival plc Shareholders through the mechanism of the special voting share issued by Carnival plc.

 ## WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

Carnival Corporation is taking advantage of SEC rules that allow it to deliver proxy materials over the Internet. Under these rules, Carnival Corporation is sending its shareholders a one-page notice regarding the Internet availability of proxy materials (the "Notice of Internet Availability of Proxy Materials") instead of a full set of proxy materials, unless they previously requested to receive printed copies or we determine it is otherwise more expedient or cost efficient to send a full set of proxy materials. Generally, you will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of the proxy materials.

 ## WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

Most of the shareholders of Carnival Corporation hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.





Computershare SHAREHOLDER OF RECORD	BENEFICIAL OWNER
• If your shares are registered directly in your name with Carnival Corporation's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the shareholder of record, and the Notice of Internet Availability of Proxy Materials or set of printed proxy materials, as applicable, is being sent directly to you by us. • As the shareholder of record, you have the right to grant your voting proxy directly to the persons named in the proxy or to vote in person at the Annual Meeting of Carnival Corporation Shareholders. • If you request a paper copy of the proxy materials as indicated in the notice, Carnival Corporation will provide a proxy card for you to use.	• If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held under street name, and the Notice of Internet Availability of Proxy Materials or set of printed proxy materials, as applicable, is being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. • As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting of Carnival Corporation Shareholders. • However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. • If you request a paper copy of the proxy materials as indicated in the notice, your broker or nominee will provide a voting instruction card for you to use.



HOW CAN I VOTE MY CARNIVAL CORPORATION SHARES IN PERSON AT THE MEETING?

Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting of Carnival Corporation Shareholders in the U.S. If you choose to do so, please bring your proxy card and proof of identification.

Even if you plan to attend the Annual Meeting of Carnival Corporation Shareholders, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the meeting. Shares held under street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Please refer to the voting instructions provided by your broker or nominee.

Please also refer to the sections entitled "Meeting Admission Requirements" and "Security Measures" included in the "Information about Attending the Annual Meetings" section preceding the Notice of Annual Meeting for additional information.



HOW CAN I VOTE MY CARNIVAL CORPORATION SHARES WITHOUT ATTENDING THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Whether you hold shares directly as the shareholder of record or beneficially under street name, you may direct your vote without attending the Annual Meeting of Carnival Corporation Shareholders. You may vote by granting a proxy or, for shares held under street name, by submitting voting instructions to your broker or nominee. For shareholders of record, you may do this by voting on the Internet or by telephone by following the instructions in the notice you received in the mail. Where your shares are held under street name, in most instances you will be able to do this over the Internet or by telephone by following the instructions in the notice you received in the mail, or if you received a full printed set of proxy materials in the mail, by mail. Please refer to the voting instruction card included by your broker or nominee.

If you received a full printed set of proxy materials in the mail, you can also vote by signing your proxy card and mailing it in the enclosed envelope. If you provided specific voting instructions, your shares will be voted as you instruct.

If you are a record holder and submit a proxy but do not provide instructions, your shares will be voted as described below in "*How are votes counted?*"

 ## CAN I CHANGE MY VOTE?

Yes. You may change your proxy instruction at any time prior to the vote at the Annual Meeting of Carnival Corporation Shareholders. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting of Carnival Corporation Shareholders and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares owned beneficially by you, you may accomplish this by submitting new voting instructions to your broker or nominee.

 ## WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR SET OF PRINTED PROXY MATERIALS, AS APPLICABLE?

It means your shares are registered differently or are in more than one account. Please follow the instructions in each notice to ensure all of your shares are voted.

 ## HOW DO I REQUEST ADDITIONAL COPIES OF THE PROXY MATERIALS?

You may have received only one Notice of Internet Availability of Proxy Materials or set of printed proxy materials, even though there are two or more shareholders at the same address.

Broadridge Financial Solutions, Inc., the entity we retained to mail the Notice of Internet Availability of Proxy Materials or printed proxy materials to Carnival Corporation's registered owners and the entity retained by the brokerage community to mail the Notice of Internet Availability of Proxy Materials or printed proxy materials to Carnival Corporation's beneficial owners, have been instructed to deliver only one notice or set of printed proxy materials to multiple security holders sharing an address unless we have received contrary instructions from you or one of the other shareholders. We will promptly deliver a separate copy of the notice or set of printed proxy materials for this year's Annual Meeting of Carnival Corporation Shareholders or for any future meetings to any shareholder upon written or oral request. To make such request, please contact Broadridge Financial Solutions at:

 866-540-7095

 Broadridge Financial Solutions
Attention: Householding Department
51 Mercedes Way
Edgewood, New York 11717

Similarly, you may contact us through any of these methods if you receive multiple notices or sets of printed proxy materials and would prefer to receive a single copy in the future.

 ## WHO CAN ATTEND THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

All Carnival Corporation shareholders of record as of February 17, 2026, or their duly appointed proxies, may attend and vote at the Annual Meeting of Carnival Corporation Shareholders. Please note that each shareholder or their duly appointed proxies will be required to comply with the "Meeting Admission Requirements" and "Security Measures" included in the "Information about Attending the Annual Meetings" section preceding the Carnival Corporation Notice of Annual Meeting. Each shareholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

In addition, if you hold your shares through a stockbroker or other nominee, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker or a copy of a brokerage statement showing your share ownership as of February 16, 2026, together with proof of identification. Cameras, audio and video recording devices and other electronic devices will not be permitted at the meeting.

 ## WHAT CLASS OF SHARES ARE ENTITLED TO BE VOTED AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Carnival Corporation has only one class of common stock outstanding. Each share of Carnival Corporation common stock outstanding as of the close of business on February 17, 2026, the record date, is entitled to one vote at the Annual Meeting of Shareholders. As of January 13, 2026, Carnival

Corporation had 1,236,706,612 shares of common stock issued and outstanding. The trust shares of beneficial interest in the P&O Princess Special Voting Trust that are paired with your shares of common stock do not give you separate voting rights.

 ## HOW ARE VOTES COUNTED?

You may vote "FOR," "AGAINST" or "ABSTAIN" for each of the proposals. If you "ABSTAIN," it has no effect on the outcome of the votes, although abstentions will be counted for the purposes of determining if a

quorum is present for joint electorate actions. If you submit a proxy with no further instructions, your shares will be voted in accordance with the recommendations of the Boards of Directors.

 ## WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Other than the proposals described in this Proxy Statement, Carnival Corporation does not expect any matters to be presented for a vote at the 2026 Annual Meeting of Carnival Corporation Shareholders. If you grant a proxy, the persons named as proxy holders, our Chair and Secretary of the 2026 Annual Meeting of Carnival Corporation Shareholders, will have the discretion to vote your shares on any

additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is unable to accept nomination or election (which is not anticipated), the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Boards of Directors.

 ## WHO WILL COUNT THE VOTE?

Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of elections.

Questions Specific to Shareholders of Carnival plc

 **WHO IS ENTITLED TO ATTEND AND VOTE AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?**

If you are a Carnival plc shareholder registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 15, 2026, you will be entitled to attend in person and vote at the Annual General Meeting in respect of the number of Carnival plc ordinary shares registered in your name at that time.

You may also appoint a proxy to attend, speak and vote instead of you. If you are a corporation, you may appoint a corporate representative to represent you and vote your shareholding in Carnival plc at the Annual General Meeting. For further details regarding appointing a proxy or corporate representative, please see below.

Please note that each shareholder or their duly appointed proxies and corporate representatives will be required to comply with the "Meeting Admission Requirements" and "Security Measures" in the "Information about Attending the Annual Meetings" section preceding the Carnival plc Notice of Annual General Meeting.

 **WILL I BE ASKED TO VOTE AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?**

No. Your vote at the Annual General Meeting of Carnival plc Shareholders, for the purposes of determining the outcome of combined voting, will automatically be reflected as appropriate at the parallel Annual Meeting of Carnival Corporation Shareholders through the mechanism of a special voting share issued by Carnival Corporation.

 **HOW DO I VOTE MY CARNIVAL PLC SHARES WITHOUT ATTENDING THE ANNUAL GENERAL MEETING OF CARNIVAL PLC SHAREHOLDERS?**

You may vote your Carnival plc shares at the Annual General Meeting of Carnival plc Shareholders by completing and signing the enclosed form of proxy in accordance with the instructions set out on the form and returning it as soon as possible, but in any event so as to be received by Carnival plc's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing BN99 6DA, by not later than 2:00 p.m. (BST) on April 15, 2026. Alternatively, a proxy vote may be submitted via the internet in accordance with the instructions set out in the proxy form. If you are a member of CREST, it is also possible to appoint a proxy via the CREST system (please see the Carnival plc Notice of Annual General Meeting for further details). If you are an institutional investor, you may also be able to appoint a proxy electronically via the Proxymity platform. Please see the Carnival plc Notice of Annual General Meeting for further details. Voting by proxy does not preclude you from attending the Annual General Meeting and voting in person should you wish to do so. If you are a corporation, you can vote your Carnival plc shares at the Annual General Meeting by appointing one or more corporate representatives. You are strongly encouraged to pre-register your corporate representative to make registration on the day of the Annual General Meeting more efficient. In order to pre-register you would need to email your Letter of Representation to Carnival plc's registrars, Equiniti Limited, at proxyvotes@equiniti.com.

Corporate representatives themselves are urged to arrive at least two hours before commencement of the Annual General Meeting to assist Carnival plc's registrars with the appropriate registration formalities. Whether or not you intend to appoint a corporate representative, you are strongly encouraged to return the enclosed form of proxy to Carnival plc's registrars.

 ## CAN I CHANGE MY VOTE GIVEN BY PROXY OR BY MY CORPORATE REPRESENTATIVE?

Yes. You may change your proxy vote by either:

- completing, signing and dating a new form of proxy in accordance with its instructions and returning it to Carnival plc's registrars by no later than 2:00 p.m. (BST) on April 15, 2026; or
- attending and voting in person at the Annual General Meeting.

If you do not attend and vote in person at the Annual General Meeting and wish to revoke the appointment of your proxy or corporate representative, you must do so by delivering a notice of such revocation to Carnival plc's registrars at least three hours before the start of the Annual General Meeting.

 ## WHAT CLASS OF SHARES ARE ENTITLED TO BE VOTED AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

Carnival plc has only one class of ordinary shares in issue. Each Carnival plc ordinary share in issue as of the close of business on April 15, 2026 is entitled to one vote at the Annual General Meeting. As of January 13, 2026, Carnival plc had 217,413,915 ordinary shares in issue. However, the 42,876,272 Carnival plc ordinary shares held by Carnival Corporation have no voting rights (in accordance with the Articles of Association of Carnival plc). As of January 13, 2026, 28,927,231 Carnival plc ordinary shares are held in treasury. As a result, as of January 13, 2026, the total voting rights in Carnival plc were 145,610,412 ordinary shares.

 ## HOW ARE VOTES COUNTED?

You may vote "FOR," "AGAINST" or "ABSTAIN" for each of the resolutions. If you "ABSTAIN," it has no effect on the outcome of the votes, although abstentions will be counted for the purposes of determining if a quorum is present for joint electorate actions.

Non-GAAP Financial Measures— Reconciliation to GAAP

In the "Compensation Discussion & Analysis" section of this Proxy Statement, we have provided certain non-GAAP financial information to aid shareholders in better understanding our 2025 executive compensation programs. We reported Normalized Adjusted EBITDA, Normalized Adjusted Operating Income and Adjusted ROIC for the year ended November 30, 2025, as well as Normalized Adjusted EBITDA growth from the year ended November 30, 2023 to the year ended November 30, 2025.

Reconciliation to GAAP is provided below:

(in millions)	Twelve Months Ended November 30, 2025	Twelve Months Ended November 30, 2023
Net income (loss)	$2,760	$ (74)
(Gains) losses on ship sales and impairments	(110)	(88)
Debt extinguishment and modification costs	409	111
Restructuring expense(s)	13	19
Other	7	33
Adjusted net income	$3,079	$ 1
Interest expense, net of capitalized interest	1,349	2,066
Interest income	(51)	(233)
Income tax benefit (expense), net	14	28
Depreciation and amortization expense	2,790	2,370
Adjusted EBITDA	$7,182	$4,231
Fuel price impact, emission allowance price impact (2025 only), foreign exchange impact	(145)	1
Non-Newbuild capital expenditures excluding port investments (2023 only)		1,293
Normalized Adjusted EBITDA	$7,037	$2,938

(in millions)	Twelve Months Ended November 30, 2025
Operating Income	$4,483
(Gains) losses on ship sales and impairments	(110)
Restructuring expense	13
Other	10
Adjusted Operating Income	$4,396
Fuel price impact, emission allowances price impact, foreign exchange impact	(96)
Normalized Adjusted Operating Income	$4,300

Adjusted ROIC is twelve-month adjusted net income before interest expense and interest income divided by the monthly average of debt plus equity minus construction-in-progress, excess cash, goodwill and intangibles.



Annex A—Carnival plc Directors' Report

Carnival plc and Carnival Corporation are separate legal entities (together referred to as "Carnival Corporation & plc") and each company has its own Board of Directors and Committees of the Board. However, as is required by the agreements governing the dual listed company ("DLC") arrangement, there is a single executive management team and the Boards of Directors and members of the Committees of the Boards are identical. This Directors' Report has been prepared and presented in accordance with and in reliance upon UK company law and, accordingly, the liabilities of the Directors in connection with this Directors' Report shall be subject to the limitations and restrictions provided by such law.

In accordance with Section 414C(11) of the UK Companies Act 2006 ("Companies Act"), we elected to include certain information that would otherwise be disclosed in this Directors' Report in the Carnival plc Strategic Report (the "Strategic Report") or the Carnival plc financial statements that accompany the Strategic Report, as detailed below:

Disclosure	Cross-Reference
Financial instruments (financial risk management)	Note 24 to the Carnival plc group financial statements
Likely future developments	Carnival plc Strategic Report: 1.A.I Summary, 1.A.II Purpose & Mission, Core Values and Priorities and 1.C. Our Global Cruise Business
Important events since year-end	Carnival plc Strategic Report: 1.A.I Summary; Notes 1 and 5 to the Carnival plc group financial statements
Engagement with suppliers, customers and others	Carnival plc Strategic Report: 1.A.II. Purpose & Mission, Vision, Values and Priorities; 1.C.II. Ships Under Contract for Construction; 1.C.VII. Cruise Pricing and Payment Terms; 1.C.IX. Onboard and Other Revenues; 1.C.IV. Port Destinations and Exclusive Islands; 1.C.XI. Sales Channels; 1.C.XII. Suppliers; 1.C.XIII. Human Capital Management and Employees; 1.C.XVIII. Governmental and Other Regulations; and 7. Section 172(1) Statement
Greenhouse Gas Emissions, Energy Consumption and Energy Efficiency	Carnival plc Strategic Report: 1.C.XIX. Sustainability and Environmental Impact

This Directors' Report and the Strategic Report constitute Carnival plc's Management Report for the year ended November 30, 2025, in accordance with the Disclosure Guidance and Transparency Rule 4.1.8R.

In accordance with the UK Financial Conduct Authority's UK Listing Rules, the information required to be disclosed under UK Listing Rule ("UKLR") 6.6.1R, to the extent applicable to Carnival plc, can be found at the references set out in the following table:

Required Information	Cross-Reference
Interest capitalized by the Carnival plc group	Note 10 to Carnival plc group financial statements
Details of long-term incentive schedules	Carnival plc Directors' Remuneration Report: "Long-Term Incentive Compensation."
UKLR 6.2.23 disclosure	"Profit Forecasts"

Other disclosure requirements in UKLR 6.6.1R are not applicable to Carnival Corporation & plc.

Dividends

No dividends have been paid in fiscal 2024 or 2025. On December 19, 2025, the Boards of Directors of Carnival Corporation & plc approved a quarterly dividend to holders of Carnival Corporation common stock and Carnival plc ordinary shares of $0.15 per share, to be paid on February 27, 2026.

Share Capital and Control

Changes in the share capital of Carnival plc during fiscal 2025 are given in Note 19 to the Carnival plc group financial statements.

The share capital of Carnival plc at January 13, 2026 is constituted by two allotted and issued subscriber shares of £1 each, 50,000 allotted and issued redeemable preference shares of £1 each, one allotted and issued special voting share of £1, one unissued equalization share of £1 and 217,413,915 allotted and issued ordinary shares of $1.66 each. The subscriber shares carry no voting rights and no right to receive any dividend or any amount paid on a return of capital. The equalization share carries no voting rights. The redeemable preference shares carry no voting rights but are entitled to payment of a cumulative preferential fixed dividend of eight per cent per annum on the amount paid up on each such share that is in issue. On a return of capital on a winding up or otherwise, the redeemable preference shares rank behind the ordinary shares but ahead of any other class of shares and are entitled to receive payment of the amount paid up or credited as paid up on each such share. Redeemable preference shares which are fully paid may be redeemed at any time at the election of the holder or of Carnival plc, in which case the amount payable on redemption is the amount credited as paid up on each share which is redeemed, together with all arrears and accruals of the preferential dividend.

Details of restricted stock units granted to employees are given in Note 21 to the Carnival plc group financial statements.

The Articles of Association of Carnival plc contain provisions which, in certain circumstances, would have the effect of preventing a shareholder (or a group of shareholders acting in concert) from holding or exercising the voting rights attributable to shares in

Carnival plc which are acquired by them. These provisions would have effect if a shareholder (or a group of shareholders acting in concert) were to acquire ordinary shares in Carnival plc with the result that the total voting rights exercisable by that shareholder or group of shareholders on matters put to a vote as joint electorate actions under the DLC arrangement would exceed 30 percent of the total voting rights exercisable in respect of any joint electorate action. They would also have effect if a shareholder (or group of shareholders acting in concert) already holding between 30 percent and 50 percent of the total voting rights exercisable in respect of any joint electorate action were to acquire shares in Carnival plc and thereby increase the percentage of voting rights so held. In each such case, the percentage of voting rights held is determined after taking into account voting rights attributable to shares of Carnival Corporation common stock held by such shareholder (or group of shareholders) and also taking into account the effect of the equalization ratio which gives effect to common voting by the shareholders of Carnival plc and Carnival Corporation on joint electorate actions under the DLC arrangement.

Under the relevant provisions of the Articles of Association of Carnival plc (articles 277 to 287) shares which are acquired by a person and which trigger the thresholds referred to in the foregoing paragraph may be sold at the direction of the Board, and the proceeds remitted to the acquiring shareholder, net of any costs incurred by Carnival plc. Pending such sale any dividends paid in respect of such shares would be paid to a charitable trust, and the trustee of such trust would be entitled to exercise the voting rights attaching to the shares. The restrictions summarized in the preceding paragraphs would not apply in the case of an acquisition of shares that is made in conjunction with a takeover offer for Carnival plc, which is announced in accordance with the City Code on Takeovers and Mergers, for so long as that offer has not lapsed or been withdrawn. However, if such a takeover offer is not made, or lapses or is withdrawn, the restrictions will apply in respect of any acquired shares.

The foregoing is a summary only of the relevant provisions of the Articles of Association of Carnival plc, and for a complete understanding of their effect, shareholders are recommended to refer to the Articles of Association themselves. A copy of the Articles of Association of Carnival plc is available on Carnival plc's website at **www.carnivalplc.com** or upon request from the Company Secretary, 3655 N.W. 87th Avenue, Miami, Florida 33178, United States.

There are 10 significant agreements to which Carnival plc is a party, which may be altered or terminated in the event of a change of control as follows:

- Under the **Revolving Credit Agreement dated June 13, 2025**, by and among Carnival Corporation, Carnival plc, the subsidiary guarantors party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which provides for a $4.5 billion revolving credit facility, a change of control of each of Carnival Corporation and Carnival plc (other than certain changes, including those which result in control of either company being vested in the other, in any direct or indirect intermediate holding company whose only material asset is the capital stock of Carnival Corp and/or Carnival plc, or in certain members of the Arison family or trusts related to them) would constitute an event of default. Upon an event of default, the administrative agent may (and at the direction of Required Lenders, must) terminate the commitments and accelerate any outstanding loans.
- Under:
  (i) the **Indenture dated as of July 26, 2021**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 4.000% First-Priority Senior Secured Notes due 2028 in the aggregate principal amount of $2.4 billion;
  (ii) the **Indenture dated as of August 8, 2023**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 7.000% First-Priority Senior Secured Notes

due 2029 in an aggregate principal amount of $500 million;

(iii) the **Indenture dated as of April 25, 2024**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, relating to the 5.750% Senior Unsecured Notes due 2030 in an aggregate principal amount of €500 million,

(iv) the **Indenture dated as of February 7, 2025**, among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 6.125% Senior Unsecured Notes due 2033 in an aggregate principal amount of $2.0 billion;

(v) the **Indenture dated as of February 28, 2025**, among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 5.750% Senior Unsecured Notes due 2030 in an aggregate principal amount of $1 billion;

(vi) the **Indenture dated as of May 21, 2025**, among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 5.875% Senior Unsecured Notes due 2031 in an aggregate principal amount of $1 billion;

(vii) the **Indenture dated as of July 7, 2025**, among Carnival plc as issuer, Carnival Corporation, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, relating to the 4.125% Senior Unsecured Notes due 2031 in an aggregate principal amount of €1 billion;

(viii) the **Indenture dated as of July 16, 2025**, among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 5.750% Senior Unsecured Notes due 2032 in an aggregate principal amount of $3 billion; and

(ix) the **Indenture dated as of October 15, 2025**, among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 5.125% Senior Unsecured Notes due 2029 in an aggregate principal amount of $1.25 billion,

Carnival Corporation or Carnival plc, as applicable, may be required to make an offer to repurchase the notes issued under the relevant indenture at a price equal to 101% of the principal amount of the notes plus accrued and unpaid interest upon the occurrence of certain change of control triggering events that are accompanied by a specified ratings downgrade with respect to the notes issued under the relevant indenture.

Articles of Association

The Articles of Association of Carnival plc may be amended by the passing of a special resolution of the shareholders. In common with many other corporate actions that might be undertaken by Carnival plc, such a resolution would be proposed as a joint electorate action on which the shareholders of Carnival plc and of Carnival Corporation effectively vote as a single unified body, as contemplated by the DLC arrangement.

Purchase of Own Shares

There were no purchases of Carnival plc shares by Carnival Corporation or Carnival plc during fiscal 2025. As of January 13, 2026, the latest practicable date prior to the publication of this document, and taking into account purchases by Carnival Corporation of Carnival plc's shares in prior years, Carnival Corporation holds 42,876,272 Carnival plc ordinary shares with a nominal value of $71,174,612, representing 29.4% of issued share capital of Carnival plc (which does not include the disenfranchised shares held by Carnival Corporation or any shares held in treasury). Carnival plc shares held by Carnival Corporation do not have any voting rights (in accordance with the Articles of Association of Carnival plc).

Shareholder approval is not required to buy back shares of Carnival Corporation, but is required under the Companies Act to buy back shares of Carnival plc.

Carnival plc did not renew the authority for Carnival plc to buy back its own shares at the 2025 Annual General Meeting. Carnival plc is seeking this authority at the 2026 Annual General Meeting (refer to Proposal 19 in the 2026 Proxy Statement).

Profit Forecasts

In the recent Carnival Corporation & plc Earnings Releases, we included the following guidance which represented a profit forecast for purposes of UKLR 6.2.23R.

In the fourth quarter of 2024 ("4Q 2024 Release"), we reported that we expected adjusted EBITDA of approximately $1.04 billion and adjusted net income of approximately $1 million for the first quarter of 2025. We also reported that we expected adjusted EBITDA of approximately $6.6 billion and adjusted net income of approximately $2.305 billion for the full year 2025.

In the first quarter of 2025 ("1Q 2025 Release"), we reported that we expected adjusted EBITDA of approximately $1.32 billion and adjusted net income of approximately $285 million for the second quarter of 2025. We also reported that we expected adjusted EBITDA of approximately $6.7 billion and adjusted net income of approximately $2.49 billion for the full year 2025.

In the second quarter of 2025 ("2Q 2025 Release"), we reported that we expected adjusted EBITDA of approximately $2.87 billion and adjusted net income of approximately $1.8 billion for the third quarter of 2025. We also reported that we expected adjusted

EBITDA of approximately $6.9 billion and adjusted net income of approximately $2.69 billion for the full year 2025.

In the third quarter of 2025 ("3Q 2025 Release"), we reported that we expected adjusted EBITDA of approximately $1.34 billion and adjusted net income of approximately $300 million for the fourth quarter of 2025. We also reported that we expected adjusted EBITDA of approximately $7.05 billion and adjusted net income of approximately $2.925 billion for the full year 2025.

Our actual results were in line with the guidance above, with the exception of the following:

- The adjusted net income ($174 million) and the adjusted EBITDA ($1.205 billion) for the first quarter of 2025 were better than the guidance provided in our 4Q 2024 Release driven by both close-in strength in prices and strong onboard spending as well as the timing of expenses between quarters.

- The adjusted net income ($470 million) and the adjusted EBITDA ($1.508 billion) for the second quarter of 2025 outperformed the guidance provided in our 1Q 2025 Release driven by higher ticket prices, higher onboard spending, and the timing of expenses between quarters.

- The adjusted net income for the third quarter of 2025 ($1.982 billion) outperformed the guidance provided in our 2Q 2025 Release driven by strong close-in demand and effective cost management.

- The adjusted net income ($454 million) and adjusted EBITDA ($1.477 billion) for the fourth quarter of 2025 outperformed the guidance provided in our 3Q 2025 Release driven by strong close-in demand and effective cost management.

- The adjusted net income for the full year of 2025 ($3.07 billion) was higher than the guidance provided in our 4Q 2024 Release, 1Q 2025 Release and 2Q 2025 Release driven by strong close-in demand and effective cost management.

Directors

The names of all persons who served as Directors of Carnival Corporation and Carnival plc during fiscal 2025 are as follows: Micky Arison, Sir Jonathon Band, Jason Glen Cahilly, Nelda J. Connors, Helen Deeble, Jeffrey J. Gearhart, Katie Lahey, Sara Mathew (stepped down in April 2025), Stuart Subotnick, Laura Weil, Josh Weinstein, and Randall Weisenburger. Biographical notes about each of the Directors nominated for re-election are contained in the Proxy Statement.

Details of the Directors' membership on Board Committees are set out in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement.

Upon becoming a member of the Board of Directors of Carnival plc, each new Director participates in an induction process, which includes:

- a meeting with all of the current Directors;
- provision of an induction pack;
- site visits; and
- meetings with senior and operational management teams.

The Directors update their skills, knowledge and familiarity with Carnival plc by meeting with senior management, visiting regional and divisional operating offices and receiving updates and training coordinated by management.

The appointment and replacement of Directors of Carnival plc is governed by the provisions of the Articles of Association of Carnival plc and also by the provisions of the Equalization and Governance Agreement entered into on April 17, 2003 on the establishment of the DLC arrangement. The Articles of Association and the Equalization and Governance Agreement require that the Boards of Directors of Carnival plc and Carnival Corporation be comprised of exactly the same individuals. Please refer to "Nominations of Directors" and "How are Directors of Each Company Elected or Re-Elected?" sections of the Proxy Statement and the "Board Composition" section of the Carnival plc Corporate Governance Report for additional information on our rules regarding Director appointment and replacement.

The business of Carnival plc is managed by the Board of Directors, which may exercise all the powers of Carnival plc, including, without limitation, the power to:

- dispose of all or any part of our assets;
- borrow money;
- mortgage or pledge any of its assets;
- purchase Carnival plc's shares; and
- issue debentures, shares or other securities.

Details of the Directors' remuneration and their interests in the shares of Carnival Corporation and Carnival plc are set out in Part II of the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement.

Substantial Shareholdings

As of November 30, 2025, Carnival plc has been notified of material interests of three percent or more in Carnival plc's total voting rights as follows:

Shareholder	Number of Voting Rights (#)	Percentage of Voting Rights (%)
Aristeia Capital, L.L.C.[1]	6,866,080	4.72
Barclays PLC[2]	8,537,898	5.86
BlackRock, Inc.	6,871,539	4.72
Norges Bank (The Central Bank of Norway)	13,742,702	9.44

(1)   Affiliates of Aristeia Capital, L.L.C. have an interest in these shares.

(2)   Affiliates of Barclays PLC have an interest in these shares.

Carnival plc has not been notified of any changes in the number of voting rights held between December 1, 2025 and January 13, 2026, the latest practicable date, except that Barclays PLC notified Carnival plc on January 9, 2026 that its total number of voting rights in Carnival plc changed to 7,534,528.

Carnival Corporation is the holder of 42,876,272 Carnival plc ordinary shares as of November 30, 2025. These shares carry no voting rights or rights on liquidation unless Carnival Corporation owns over 90 percent of all the Carnival plc ordinary shares. Accordingly, the details of voting rights given in the preceding table take account of the absence of voting rights carried by these shares.

Except for the above, no person has disclosed relevant information to Carnival plc pursuant to Chapter 5 of the Disclosure Guidance and Transparency Rules.

Corporate Governance and Directors' Remuneration

A report on corporate governance and compliance with the UK Corporate Governance Code is contained in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. Part I of the Carnival plc Directors' Remuneration Report is included in the Proxy Statement and Part II of the Carnival plc Directors' Remuneration Report is attached as Annex B to the Proxy Statement.

Corporate and Social Responsibility

HEALTH, ENVIRONMENTAL, SAFETY, SECURITY AND SUSTAINABILITY CORPORATE POLICY

At Carnival Corporation & plc, our purpose & mission is to deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch. We strive to be a company that people want to work for and to be an exemplary global corporate citizen.

Our commitment and actions to keep our guests and crew members safe and comfortable, protect the environment, develop and provide opportunities for our workforce, strengthen stakeholder relations and enhance both the communities where we work as well as the port communities that our ships visit, are reflective of our brands' core values and vital to our success as a business enterprise.

The Boards of Directors of Carnival Corporation & plc established Board-level Health, Environmental, Safety & Security ("HESS") Committees comprised of six independent Directors. The principal function of the HESS Committees is described in our Corporate Governance Report under "Committees of the Boards."

In addition, Carnival Corporation & plc's Health, Environmental, Safety, Security and Sustainability Corporate Policy describes our commitments to:

- Complying with or exceeding all legal and statutory requirements related to HESS and sustainability throughout our business activities;
- Protecting the environment, including the marine ecosystems in which our vessels sail and the communities in which we operate, striving to use resources sustainably and preserve biodiversity;
- Protecting the health, safety and security of our guests, employees and all others working on our behalf, promoting well-being and always striving to be free of injuries, illness, and loss;
- Reducing our greenhouse gas and other airborne emissions with an aspiration to achieve net zero greenhouse gas emissions;
- Supporting sustainable tourism practices by respecting the culture, history, natural resources, and people of the communities we visit;

- Supporting a circular economy by engaging employees and working with our supply chain to source responsibly, reduce packaging, reuse materials, increase recycling and reduce waste; and
- Recruiting, growing, and maintaining a diverse and inclusive workforce that promotes equity and fosters belonging.

The Health, Environmental, Safety, Security and Sustainability Corporate Policy is published on the Carnival Corporation & plc website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Boards recognize that Carnival Corporation & plc needs to ensure that there is a consistent standard of operation throughout their fleet in keeping with their leading position in the cruise industry. In this regard, the Carnival Corporation & plc Maritime Operations Department is headed by a Chief Maritime Officer, with a full-time professional and administrative staff, and is responsible for providing a common, integrated approach to management of HESS matters and for reporting to the HESS Committees on such matters. The Chief Maritime Officer reports to our CEO and to our Chair of the HESS Committees.

The Boards of Directors of Carnival Corporation & plc have also established Board-level Compliance Committees comprised of five independent Directors. The principal function of the Compliance Committees is to assist with the Boards' oversight of our ethics and compliance activities, as further described in our Corporate Governance Report under "Committees of the Boards."

Carnival Corporation & plc recognizes our responsibility to provide industry leadership and to conduct our business as a responsible global citizen.

Our corporate leadership is manifested in our Code of Business Conduct and Ethics, which requires that every employee and member of the Boards use sound judgment, maintain high ethical standards and

demonstrate honesty in all business dealings. As a responsible global citizen, Carnival Corporation & plc is committed to achieving and maintaining the highest standards of professional and ethical conduct.

Risk Advisory & Assurance Services ("RAAS") is Carnival Corporation & plc's internal audit department and is headed by the Chief Audit Officer, who reports directly to our Chair of the Audit Committees. Our Chief Audit Officer also has a "dotted" reporting line to the Chief Risk and Compliance Officer. RAAS conducts annual HESS audits of each brand's head office and of each ship in our fleet. These audits are in addition to the audits performed by third-party certification and regulatory auditors. Each RAAS HESS audit is organized and planned to:

- verify compliance with applicable rules, corporate standards, brand policies and procedures, regulations, codes and guidance directly involved in the safe conduct of ship operations;
- verify the effectiveness of the shipboard and shore-side HESS management systems; and
- identify opportunities for continuous improvement.

Further details of matters related to health, environmental, safety, security and sustainability reporting and community relations at Carnival Corporation & plc are available in our Strategic Report and in the "Sustainability" section of the Carnival Corporation & plc website at www.carnivalcorp.com and www.carnivalplc.com.

EMPLOYEES

Carnival Corporation & plc own and operate a portfolio of brands in North America and Europe comprised of eight cruise lines. During 2025, the P&O Cruises (Australia) brand was sunsetted and its Australia operations were folded into Carnival Cruise Line.



AIDA CRUISES

CARNIVAL CRUISE LINE

COSTA CRUISES

CUNARD

HOLLAND AMERICA LINE

PRINCESS CRUISES

P&O CRUISES (UK)

SEABOURN

Our corporate office and individual brands employ a variety of methods, such as intranet sites, management briefings, newsletters and reward programs to encourage employee involvement and to keep employees informed of the performance, development and progress of Carnival Corporation & plc.

EMPLOYEE WELLNESS

We continue to bring together many cultures, backgrounds, beliefs and points of view and treat every person with dignity, courtesy and respect. We are expanding our efforts to include global wellness standards for employees.

We believe that creating an environment where employee wellbeing is valued and supported to foster optimal health and wellness of our employees are not only important topics in corporations and boardrooms world-wide, but they are actions which are critically important to sustaining the success of our business. We strive to achieve greater performance and satisfaction through wellness standards focused on the financial, benefits, safety, psychological, social and physical needs of our employees. In addition, we believe a focus on wellness will lead to greater employee satisfaction, reduced turnover and identification as an employer of choice.

Senior employees within Carnival Corporation & plc are eligible to participate in either the Carnival plc 2024 Employee Share Plan or the Carnival Corporation 2020 Stock Plan. These plans reinforce the philosophy of encouraging senior employees to contribute directly to the achievement of Carnival Corporation & plc's goals and of rewarding individual and collective success.

It is the policy of Carnival Corporation & plc that disabled persons should receive full and fair consideration for all job vacancies and promotions for which they are qualified applicants. It is the policy of Carnival Corporation & plc to seek to retain employees who become disabled while in their service whenever possible and to provide appropriate training and accommodations for disabled persons. Training and career development are provided and encouraged for all employees, including disabled persons.

Required information on the gender composition of senior management and their direct reports is included in the Strategic Report in section 1.C.XIII. Human Capital Management and Employees.

Political Contributions

Carnival plc did not make any political contributions to any political organization during the year ended November 30, 2025 (2024—nil). Carnival plc's subsidiaries made political contributions to organizations outside the UK during the year ended November 30, 2025 of approximately $0.20 million (2024—$0.29 million).

Corporate Governance Statement

The corporate governance statement, prepared in accordance with rule 7.2 of the FCA's Disclosure Guidance and Transparency Rules, can be found in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. The Carnival plc Corporate Governance Report forms part of this Carnival plc Directors' Report and is incorporated into it by this reference.

Independent Auditor

Deloitte LLP, the independent auditor of Carnival plc, has indicated its willingness to continue in office and a resolution that Deloitte LLP be appointed as the independent auditor of Carnival plc for the fiscal 2026 audit will be proposed at the 2026 Annual General Meeting.

Statement of Directors' Responsibilities

The Directors are responsible for preparing the Carnival plc Annual Report in accordance with applicable law and regulations for each financial year.

Under company law, the Directors have prepared the group financial statements in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising the FRS 101 "Reduced Disclosure Framework" and applicable law).

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Carnival plc and the Carnival plc group and of the profit or loss of the Carnival plc group for that period.

In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK-adopted international accounting standards have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 and applicable law have been followed for the parent company financial statements; and
- prepare the group and parent company financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain Carnival plc's and Carnival plc group's transactions and disclose with reasonable accuracy at any time the financial position of Carnival plc and the Carnival plc group and to enable them to ensure that the Carnival plc Annual Report complies with the Companies Act.

The Directors are also responsible for safeguarding the assets of Carnival plc and the Carnival plc group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on its website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors, whose names and functions are listed in the Proxy Statement, confirms that, to the best of his or her knowledge:

(a) the Carnival plc group financial statements, which have been prepared in accordance with UK-adopted international accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Carnival plc group;

(b) the Carnival plc parent company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 and applicable law, give a true and fair view of the assets, liabilities, financial position and profit or loss of Carnival plc;

(c) the Directors' Report attached as Annex A to the Proxy Statement and the Strategic Report include a fair review of the development and performance of the business and the position of the Carnival plc group and Carnival plc, together with a description of the principal risks and uncertainties that they face; and

(d) the Carnival plc Annual Report taken as a whole, is fair, balanced and understandable and provides the information necessary for the shareholders of Carnival plc to assess the position and performance, business model and strategy of the Carnival plc group and Carnival plc.

As part of the process to reach the conclusion in (d) above as well as the overall annual report review process, the Audit Committees received and reviewed

drafts of the components of the annual report and provided feedback at a meeting with management to discuss the disclosures in advance of our fiscal year end. Feedback received was appropriately addressed ahead of the January meeting of the Audit Committees where the updated draft Annual Report was reviewed and the January meeting of the Boards where the final Annual Report was reviewed and approved.

In the case of each Director in office at the date the Directors' Report is approved:

- so far as the Director is aware, there is no relevant audit information of which the Carnival plc group's and Carnival plc's auditor is unaware; and

- they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that Carnival plc group's and Carnival plc's auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

This Directors' Report was approved by the Board of Directors and is signed by order of the Board of Directors by



DOREEN S. FURNARI
Company Secretary

January 27, 2026

Carnival plc
Incorporated and registered in England and Wales under number 4039524

Certain information required to be included in the Carnival plc Directors' Remuneration Report is set forth in Part I (which is also known as the Compensation Discussion and Analysis) and in the "Non-Executive Director Compensation" and "Compensation Tables" sections of the 2025 Notice of Annual Meetings and Proxy Statement to which this Report is annexed (the "Proxy Statement"). The Compensation Discussion and Analysis and the relevant parts of the Proxy Statement should be read in conjunction with this Part II.

Parts I and II of the Carnival plc Directors' Remuneration Report form part of the Carnival plc Annual Report for the year ended November 30, 2025. Carnival plc and Carnival Corporation are separate legal entities (together referred to as "Carnival Corporation & plc") and each company has its own Board of Directors and Compensation Committee. However, as required by the agreements governing the dual listed company ("DLC") arrangement, there is a single management team and the Boards of Directors and members of the Committees of the Boards are identical. Accordingly, consistent with

prior years, we have included remuneration paid by Carnival Corporation and Carnival plc in the Carnival plc Directors' Remuneration Report. The Directors are primarily paid by Carnival Corporation as part of the DLC arrangement.

Both Parts I and II of the Carnival plc Directors' Remuneration Report are in compliance with Schedule 8 of the LMCG Regulations and the UK Corporate Governance Code, the UK Companies Act 2006 ("Companies Act") and the UK Listing Rules of the FCA. In particular, our executive compensation program takes into account the principles outlined in Provision 40 of the UK Corporate Governance Code, as set forth in Part I and Part II of the Carnival plc Directors' Remuneration Report.

The Carnival plc Directors' Remuneration Report is subject to an advisory (non-binding) vote at the 2026 Annual General Meeting. Section 2 of this Part II is the Implementation Section, which contains the disclosures in respect of the actual pay outcomes for fiscal 2025 and the anticipated outcomes for fiscal 2026 when implementing the Directors' Remuneration Policy approved in April 2025.

1. Statement by Randall Weisenburger, Chair of the Compensation Committees

The major decisions on Directors' remuneration and the changes to Directors' remuneration during the year (and the context for these decisions and changes) are summarized in the "Executive Summary" section in Part I of the Carnival plc Directors' Remuneration Report as well as my other letter as Chair of the Compensation Committees set out in Part I of the Carnival plc Directors' Remuneration Report.

Our pay practices are consistent with best and established market practice provisions in the U.S. where, for example, it is not common to defer the release of long-term incentive grants following their vesting or to require executives to maintain a shareholding following their departure from the group. The Compensation Committees have considered the potential implications of adopting such developments in UK practice since the last policy

review and concluded that it would both unnecessarily place Carnival Corporation & plc at a competitive disadvantage to other large U.S. headquartered companies and that the corresponding increase in the overall quantum of pay required to offset the diminution in the packages arising from such provisions would not be in the interests of shareholders. The Compensation Committees will keep such matters and whether they become more prevalent in the U.S. under review.

The performance results for fiscal 2025 short and long-term incentives are detailed in Part I. The Compensation Committees considered the outcome under the terms of the various variable pay arrangements and approved the results without application of discretion as described in "2025 MIP Annual Cash Bonus Performance Results".

The Directors' Remuneration Policy sets the framework under which the Compensation Committees make pay decisions affecting our Executive and Non-Executive Directors. The Compensation Committees continue to consider the Directors' Remuneration Policy to be appropriate, including the overall pay levels, having regard to the Executive Directors' positioning relative to the Peer Group set out in Part I.

2.   Implementation Section

2.1   IMPLEMENTATION OF APPROVED POLICY

The Directors' Remuneration Policy that is currently in effect (the "2025 Policy") was approved by the Carnival Corporation and Carnival plc shareholders at the Annual General Meeting held on April 16, 2025 with over 99% shareholder support. The 2025 Policy will be operated by Carnival plc until a new Directors' Remuneration Policy is approved. The 2025 Policy is included within Annex B of the 2025 Notice of Annual Meetings of Shareholders and Proxy Statement, which is available on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Compensation Committees have regard to the UK Corporate Governance Code and are satisfied that the 2025 Policy supports the long-term success of Carnival Corporation & plc and includes due regard to corporate and social responsibility issues and to managing risk within the group.

During the year, the following actions were taken for 2025 or anticipated for fiscal 2026 when implementing the 2025 Policy (to the extent that the 2025 Policy continues to apply for all of 2026):

EXECUTIVE DIRECTORS

Compensation Element	Actions Taken
BASE SALARY	**Annual Salaries (not audited)** Annual salary levels as at December 1, 2025 were:

	• Mr. Weinstein	$1,450,000
	• Mr. Arison	$1,000,000; however, effective April 1, 2020, at Mr. Arison's request, the Compensation Committees authorized the suspension of his salary which remains effective through fiscal 2026.

Mr. Weinstein's salary for fiscal 2025 was increased to $1,450,000 (effective March 1, 2025), in keeping with our philosophy to provide competitive pay that aligns with broader market benchmarking.

Mr. Weinstein's 2026 base salary was increased to $1,500,000 (effective March 1, 2026) as part of adjustments to continue to align target CEO compensation close to median Peer Group pay, in line with our compensation philosophy. When combined with the changes to annual bonus target and annual long-term incentives described below, Mr. Weinstein's annual target compensation aligns with market median (based on Frederic W. Cook & Co., Inc.'s ("FW Cook") review of the Peer Group data).

Details of the companies considered as comparators for the market competitive reviews described above are set out in the "Process for Making Compensation Determinations" section in Part I.

At Mr. Arison's request, the Compensation Committees authorized the continued suspension of Mr. Arison's salary for fiscal 2025 and fiscal 2026.

Compensation Element	Actions Taken
ANNUAL BONUS	**Fiscal 2025 Annual Bonus (audited)** The annual bonus program is referred to as the Management Incentive Plan, or MIP. The quantitative performance measures for Mr. Weinstein's annual bonus in respect of fiscal 2025 included Normalized Adjusted Operating Income and environmental, safety, security and sustainability results. Additional details regarding the performance measures and targets for Mr. Weinstein's annual bonus are included in the "Annual Bonuses" section in Part I under "2025 MIP Performance Metrics and Targets" and "2025 MIP Annual Cash Bonus Performance Results." Mr. Arison does not participate in our performance-based annual bonus program. Annual bonus for Executive Directors who served in fiscal 2025 were as follows: <table><tr><td>• Mr. Weinstein</td><td>$5,420,100</td></tr><tr><td>• Mr. Arison</td><td>Nil</td></tr></table> **Fiscal 2026 Annual Bonus—Performance measures and targets (not audited)** We will continue using a quantitative performance-based incentive program in 2026, with pre-defined metrics and goal levels consistent with the process set out in the "Annual Bonuses" section in Part I. For fiscal 2026, the quantitative performance measures are expected to be Normalized Adjusted Operating Income and environmental, safety, security, and sustainability results. The specific performance targets for fiscal 2026 will be disclosed at the end of the performance period in the Carnival plc Directors' Remuneration Report for fiscal 2026, as the Boards of Directors consider them strategic and commercially sensitive to disclose at this time. For fiscal 2026, Mr. Weinstein's target bonus will be increased from $2,900,000 to $3,000,000 (with the maximum possible bonus being 200% of this level) as part of adjustments to continue to align target CEO compensation close to median Peer Group pay, in line with our compensation philosophy. When combined with the changes to base salary described above and annual long-term incentives described below, Mr. Weinstein's annual target compensation aligns with market median (based on FW Cook's review of the Peer Group data). Mr. Arison does not participate in our performance-based annual bonus program. As reported in the "Annual Bonuses" section in Part I, the annual bonus program includes clawback features that will require participants to reimburse us for all or a portion of payments received under the program in the case of a participant's wrongdoing that results in a material restatement of our financial statements.

2. IMPLEMENTATION SECTION

Compensation Element	Actions Taken
LONG-TERM INCENTIVE COMPENSATION	**Long-Term Incentive Compensation in Fiscal 2025 (audited)** Descriptions of the share grants made to Mr. Weinstein during fiscal 2025 and their vesting conditions are set out in the "Disclosure and the Timing of Equity-Based Compensation" section in Part I. No long-term incentive compensation was made to Mr. Arison in fiscal 2025.
	Long-Term Incentive Compensation in Fiscal 2026 (not audited) The long-term incentive compensation for fiscal 2026 for Mr. Weinstein will include a performance-based restricted stock unit ("PBS") grant with a target value of $7.8 million and a time-based restricted stock unit ("TBS") grant with a value of $5.2 million after application of an increase related to adjustments to continue to align target CEO compensation close to median Peer Group pay. These values also reflect a larger portion of total target compensation being allocated to equity incentives as compared to fiscal 2025 total target compensation. Long-term incentive compensation targets for Mr. Weinstein are nearer to, but still lower than, market median following this increase (based on the review of our Peer Group data). The monetary amount referred to for the PBS grant is subject to quantitative performance conditions that will be applied to the target number of PBS at the end of the three-year performance period. The performance measures for the 2026 PBS grant may include financial or other performance measures. The specific quantitative performance measures and goals will be disclosed in the Carnival plc Directors' Remuneration Report for fiscal 2026 as the Boards of Directors consider them strategic and commercially sensitive to disclose at this time. The specific performance targets will be disclosed after the end of the performance period in the Carnival plc Directors' Remuneration Report for fiscal 2028 as the Boards of Directors consider them strategic and commercially sensitive to disclose at this time. The monetary amount referred to for the TBS grant has three-year annual pro-rata vesting and is subject to continued employment. As explained in the "Equity-Based Compensation and Other Long-Term Incentives" section in Part I, grants are calculated by reference to the value of shares to facilitate external comparisons and also comparison to other forms of compensation. No long-term incentive compensation will be made to Mr. Arison in fiscal 2026.
BENEFITS	**Benefits in Fiscal 2025 (audited)** The detailed benefits provided to Mr. Arison are described in the footnotes to the "Single Figure Table" below. The detail of benefits provided to Mr. Weinstein is set out in the "All Other Compensation" table in the "Compensation Tables" section of the Proxy Statement.
	Benefits in Fiscal 2026 (not audited) Benefits provided to Mr. Arison and Mr. Weinstein in fiscal 2026 are expected to be similar to those provided in fiscal 2025, except that Mr. Arison and Mr. Weinstein will also receive UK tax advisory services.
PENSIONS	**Pensions in Fiscal 2025 (audited)** Details of the pension plan that Mr. Arison participated in in fiscal 2025 are set out in "Total Pension Entitlements" section. Mr. Arison does not have any accrued benefits under his pension plan as of November 30, 2025. Mr. Weinstein does not have any pension entitlements other than employer contributions to Mr. Weinstein under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan.
	Pensions in Fiscal 2026 (not audited) No material changes to the arrangements are anticipated for 2026.

Compensation Policy	Actions Taken
STOCK OWNERSHIP POLICY	**Stock Ownership Policy (audited)** A description of the stock ownership policy applicable to Executive Directors is set out in the "Stock Ownership Policy" section in Part I. New Executive Directors are expected to be in compliance with the stock ownership policy within five years of the date of becoming an Executive Officer. Messrs. Arison and Weinstein were in compliance with the stock ownership policy as of November 30, 2025.

NON-EXECUTIVE DIRECTORS

Compensation Element	Actions Taken
FEES AND ANNUAL STOCK GRANTS	**Fees in Fiscal 2025 (not audited)** As described in last year's Carnival plc Directors' Remuneration Report, during fiscal 2025, Non-Executive Directors received a $110,000 annual retainer. For fiscal 2025, the Senior Independent Director received an additional retainer of $50,000 per annum. In addition, Non-Executive Directors received additional compensation of $30,000 or $10,000, respectively, for serving as Chair or a Member of a Board Committee, per each Committee.
	Unrestricted Share Grants in Fiscal 2025 (audited) Each Non-Executive Director elected or re-elected in April 2025 received share grants worth approximately $195,000 on April 16, 2025. Each of these grants was based on the average of the closing prices of a Carnival Corporation share over a 10-business day period ending on the grant date ($17.54). The unrestricted shares may be forfeited if a Director ceases to serve on the Boards within their first year of service for any reason other than death or disability.
	Fees in Fiscal 2026 (not audited) During fiscal 2025, the Compensation Committees undertook a review of Non-Executive Director pay that included benchmarking against the Peer Group companies. Following that review, the Compensation Committees recommended, and the Boards approved, an increase in the additional retainer for the Chairs and members of Audit and HESS Committees to $35,000 and $20,000, respectively, effective December 1, 2025.
	Unrestricted Share Grants in Fiscal 2026 (not audited) As noted above, following the review of Non-Executive Director pay during fiscal 2025, the Compensation Committees recommended, and the Boards approved, an increase in the Non-Executive Director equity retainer grant value to $210,000, effective December 1, 2025. The grant is expected to be made in April 2026.

Compensation Policy	Actions Taken
STOCK OWNERSHIP POLICY	**Stock Ownership Policy (audited)** A description of the stock ownership policy applicable to Non-Executive Directors is set out in Section 2.11 Directors' Shareholding and Share Interests below. New Non-Executive Directors must achieve this requirement no later than five years from the date of their initial election to the Boards of Directors by the shareholders. Each of the Non-Executive Directors serving in fiscal 2025 is in compliance with this Board-mandated requirement having met the required ownership target, except Ms. Connors who is in compliance by virtue of being in the initial five-year period.

2.2   SERVICE CONTRACTS (NOT AUDITED)

Because Directors do not have formal service contracts, it is not feasible to include a table with the unexpired terms.

Non-Executive Directors are appointed under terms set out in a letter of appointment. They do not have service contracts and their appointments can be terminated (by the Boards of Directors) without any compensation on termination. However, they may retain their share grants (if they have already served for at least one year) and may receive a departing gift of up to $25,000 in value.

In 2025, Carnival Corporation & plc entered into a Restrictive Covenants and Compensation Protection Agreement with Mr. Weinstein as well as certain other executive officers. For additional information on the terms of the Restrictive Covenants and Compensation Protection Agreement, please see "Employment Agreements" section of Part I of this Carnival plc Directors' Remuneration Report.

2.3   COMPENSATION COMMITTEES (NOT AUDITED)

The membership of the Compensation Committees during the year consisted of four members who are deemed independent by the Boards of Directors:

- Randall Weisenburger (Chair);
- Jason Cahilly;
- Helen Deeble; and
- Laura Weil.

The members of the Compensation Committees are appointed by the Boards of Directors based on the recommendations of the Nominating & Governance Committees. Further details regarding the Compensation Committees (including the number of meetings of the Compensation Committees held in fiscal 2025 and the attendance of the members at such meetings) can be found in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. Details of the Compensation Committees' process for making compensation determinations, including the advice provided by internal colleagues and external advisors are set out in the "Process for Making Compensation Determinations" section in Part I. As stated in Part I, FW Cook & Co., Inc. (together with its UK affiliated firm,

FIT Remuneration Consultants LLP, which is a member of the Remuneration Consultants Group, the UK professional body, and complies with its code of conduct) were appointed by the Compensation Committees as their external advisors. The advisors were appointed following a tender process and are subject to an ongoing periodic review by the Compensation Committees of their independence and quality. They provide no other services to Carnival Corporation & plc or any individual directors and, accordingly, are considered independent by the Compensation Committees and to provide objective advice.

FW Cook and FIT Remuneration Consultants LLP have each provided their written consent to the form and content of their references in the Carnival plc Directors' Remuneration Report and the Proxy Statement.

Fees paid to the Compensation Committees' external advisors in fiscal 2025 were $277,656 to FW Cook and FIT Remuneration Consultants LLP, such fees being charged as an annual retainer for specified services and an hourly rate for any additional requested services and advice provided.

2.4 SHAREHOLDER VOTING ON REMUNERATION MATTERS (NOT AUDITED)

The Annual Meetings of Shareholders of Carnival Corporation and Carnival plc were held on April 16, 2025. The results of the shareholder vote on remuneration matters were as follows:

| Proposal | FOR | | AGAINST | | ABSTAIN | BROKER NON-VOTES |
	Number of Votes	%	Number of Votes	%	Number of Votes	Number of Votes
To hold a (non-binding) advisory vote to approve the fiscal 2024 compensation of the Named Executive Officers of Carnival Corporation & plc	775,986,288	98.0%	15,710,791	2.0%	2,355,806	173,203,284
To hold a (non-binding) advisory vote to approve the Directors' Remuneration Report (other than the part containing the Carnival plc Directors' Remuneration Policy set out in Section 3 of Part ll of the Carnival plc Directors' Remuneration Report) (as set out in the annual report for the year ended November 30, 2024)	776,096,164	98.0%	15,947,025	2.0%	2,009,697	173,203,284

The last shareholder vote on the Carnival plc Directors' Remuneration Policy was held during the April 16, 2025 Annual Meetings of Shareholders of Carnival Corporation and Carnival plc, and the results of that vote were as follows:

| Proposal | FOR | | AGAINST | | ABSTAIN | BROKER NON-VOTES |
	Number of Votes	%	Number of Votes	%	Number of Votes	Number of Votes
To approve the Carnival plc Directors' Remuneration Policy set out in Section 3 of Part II of the Directors' Remuneration Report (as set out in the annual report for the year ended November 30, 2024)	785,100,168	99.1%	6,816,641	0.9%	2,136,076	173,203,284

Carnival Corporation & plc has a long-standing shareholder outreach program and routinely interacts with shareholders on a number of matters, including executive compensation. The Compensation Committees consider all constructive feedback received about executive compensation.

During fiscal 2025, we have continued to engage with shareholders to seek feedback on our compensation program, and to incorporate that feedback in our compensation discussions. We engaged with a significant number of our shareholders throughout the year. Our Presiding Director and Senior Independent Director (who is also the Chair of our Compensation Committees) participated in select meetings to discuss our compensation program. The feedback we received throughout fiscal 2025 indicated that shareholders were pleased with the 2024 program structure as described in our 2025 Proxy Statement. As a result, the Compensation Committees maintained the quantitative and performance-based structure of our executive compensation program for fiscal 2025, as previously disclosed.

The Compensation Committees have and will continue to consider results from the annual shareholder advisory votes, including the next vote in April 2026, as well as other shareholder input, when evaluating executive compensation programs and policies.

2.5   PERFORMANCE GRAPH AND TABLE (NOT AUDITED)

The graphs below show a comparison of a hypothetical investment of $100 in Carnival Corporation common stock and Carnival plc ordinary shares against the S&P 500 index for the period from December 1, 2015 to November 30, 2025. The graphs have been calculated on a U.S. dollar basis. We consider S&P 500 index to be an appropriate index for purposes of this comparison as it is a broad-based index and Carnival Corporation has been a constituent of the index for many years.





The following table sets out, for our CEO, the total remuneration as seen in the Single Figure Table, the bonus paid as a percentage of the maximum opportunity and the number of shares that have vested against the maximum number of shares that could have been received over a 10-year period.

Year	Name	Single Figure of Total Remuneration ($000)	Annual Bonus as a % of Maximum	PBS Vesting as a % of Maximum	ERA Vesting as a % of Maximum	SEA Vesting as a % of Maximum
2025	Mr. Weinstein	29,886	93	85	N/A	N/A
2024	Mr. Weinstein	17,424	94	N/A[1]	100[2]	N/A
2023	Mr. Weinstein	10,309	93	N/A[1]	N/A	N/A
2022	Mr. Weinstein[3]	1,899	55	38 / 90[4]	N/A	0
2022	Mr. Donald[3]	5,842	55	38 / 90[4]	N/A	0
2021	Mr. Donald	15,266	100	8	N/A	0
2020	Mr. Donald	4,587	0	16	N/A	0
2019	Mr. Donald	8,713	38	56	N/A	0
2018	Mr. Donald	12,704	78	72	N/A	N/A
2017	Mr. Donald	11,711	73	81	N/A	N/A
2016	Mr. Donald	32,132	76	94	N/A	N/A

(1) No PBS performance period ended in fiscal 2023 or fiscal 2024.

(2) ERA was a one-time retention and business recovery incentive granted to Mr. Weinstein prior to his appointment as CEO. The performance period ended in fiscal 2024 and the incentive was paid in February 2025.

(3) The fiscal 2022 figures have been prorated for each individual to reflect the period in office as a CEO.

(4) Reflects PBS percentages for 2022 consisting of the annual 2020 PBS vesting at 76.11% out of a possible 200% (or 38% as a percentage of maximum) and the 2020 sustainability PBS vesting at 135.56% out of a possible 150% (or 90% as a percentage of maximum), respectively. The 2020 sustainability PBS grants were made to Mr. Weinstein and Mr. Donald in 2020 and the program ended following the end of the performance period in 2022.

2.6 PERCENTAGE CHANGE IN PAY OF EACH DIRECTOR—FISCAL 2021 TO FISCAL 2025 (NOT AUDITED)

The prescribed pay elements are salaries, retainers, taxable benefits and annual bonus outcomes. Information in respect of global employees of Carnival plc is used for the purposes of this comparison, as required by the LMCG Regulations. The percentages have been calculated using a full-time equivalent weighted-average number of global employees of Carnival plc. The disclosure covers a rolling five-year period.

| Name | Year-on-year percentage change in pay of each Director compared to employee average | | | | | | | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | | 2022 | | | 2021 | | |
	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)
Micky Arison	0	(0.4)	N/A	0	18.7	N/A	0	13.8	N/A	0	(22.3)	N/A	(100)	28.7	N/A
Sir Jonathon Band	3.2	0	N/A	10.7	0	N/A	0	0	N/A	0	0	N/A	59.1	0	N/A
Jason Glen Cahilly	4	0	N/A	13.6	0	N/A	0	0	N/A	0	0	N/A	59.4	0	N/A
Nelda J. Connors[1]	53.8	0	N/A	23.8	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Helen Deeble	4	0	N/A	13.6	0	N/A	0	0	N/A	0	0	N/A	59.4	0	N/A
Jeffrey J. Gearhart	1.4	0	N/A	11.3	0	N/A	20.9	0	N/A	0	0	N/A	168.3	0	N/A
Katie Lahey	4	0	N/A	13.6	0	N/A	0	0	N/A	0	0	N/A	59.4	0	N/A
Sara Mathew[2]	(61.4)	0	N/A	7.3	0	N/A	2042.2	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stuart Subotnick	3.2	0	N/A	10.7	0	N/A	0	0	N/A	0	0	N/A	59.1	0	N/A
Laura Weil	3.2	0	N/A	16.5	0	N/A	20.9	0	N/A	0	0	N/A	59.4	0	N/A
Josh Weinstein[3]	2.9	(88.9)	3.4	11.6	46.7	12.7	200.0	1600.1	405.9	N/A	N/A	N/A	N/A	N/A	N/A
Randall Weisenburger	6.8	0	N/A	19.1	0	N/A	(11.3)	0	N/A	0	0	N/A	59.8	0	N/A
Employee Average	1.9	(27.4)	77	5.5	4.8	54.4	0.02	(25.1)	(16.1)	4.9	28.1	(53.1)	10.6	13.0	232.9

(1)   Ms. Connors joined the Boards of Directors effective April 5, 2024.

(2)   Ms. Mathew stepped down from the Boards of Directors effective April 16, 2025.

(3)   Mr. Weinstein was appointed to the Boards of Directors effective August 1, 2022. Year-on-year change figures were calculated using the pro-rated pay for the time he was CEO in fiscal 2022 and full year pay for subsequent years.

2.7   UK CEO PAY RATIO (NOT AUDITED)

In line with UK reporting requirements to which Carnival plc became subject in fiscal 2020, set out below are ratios which compare the total remuneration of the person(s) who served as our CEO(s), as included in Section 2.9 Single Figure Table, to the remuneration of the 25th, 50th and 75th percentile of UK employees of Carnival plc and its subsidiaries. The disclosure will build up over time to cover a rolling 10-year period.

| Fiscal Year | Method | PAY RATIO | | |
		25th Percentile	50th Percentile (median)	75th Percentile
2025	Option A	745:1	505:1	310:1
2024	Option A	1,504:1	990:1	504:1
2023	Option A	960:1	607:1	301:1
2022	Option A	753:1	440:1	202:1
2021	Option A	2,083:1	1,359:1	424:1
2020	Option A	184:1	106:1	58:1

The pay ratios have been calculated using Option A as we consider this the most straight-forward approach from the options available in the LMCG Regulations and is consistent with the methodology used in determining the U.S. CEO Pay Ratio disclosed in the Proxy Statement. Option A requires the calculation and ranking, from lowest to highest, of the pay and benefits of UK employees for the relevant fiscal year, to identify those at the 25th, 50th and 75th percentiles. The total CEO pay for fiscal 2025 is $29,886,143.

The base salary and total remuneration received during the fiscal 2025 year by the indicative employees as of September 30, 2025 on a full-time equivalent basis used in the above analysis are set out below:

	25th Percentile ($)	50th Percentile (median) ($)	75th Percentile ($)
Base Salary	40,096	59,202	96,284
Total Remuneration	40,096	59,202	96,284

Factors influencing this year's result include the 2025 annual bonus outcome for the CEO and ship reflagging resulting in changes in UK shipboard employee population included in the data.

The UK CEO Pay Ratio is likely to vary, potentially significantly, over time since it will be driven largely by variable pay outcomes for our CEO and changes in our employee population over time. As a result, and depending on our performance and employee population, the UK CEO Pay Ratio could increase or decrease significantly in future fiscal years. For the reasons described above, the median ratio may not be representative of our pay and progression policies.

2.8   RELATIVE IMPORTANCE OF SPEND ON PAY (NOT AUDITED)



(1)   No profits were distributed by way of dividend or by way of share buyback during fiscal 2025 and fiscal 2024.

(2)   Overall expenditure on pay has been calculated on a broadly consistent approach with the standard UK approach to calculating this amount and includes all global staff using normal accounting conventions for benefits and includes expected value assumptions in respect of share grants and so is not consistent with methodologies used elsewhere in this Part II.

2.9 SINGLE FIGURE TABLE (AUDITED)

EXECUTIVE DIRECTORS

The compensation of the Executive Directors of Carnival Corporation and Carnival plc for fiscal 2025 and 2024 is as follows:

		Executive Director			
		Josh Weinstein		Micky Arison	
$000		2025	2024	2025	2024
Salary		1,436	1,395	0[1]	0
Benefits[2]		59	641	127	127
Pension[3]		12	13	0	0
Total – Fixed		1,507	2,049	127	127
Annual Bonus[4]		5,420	5,242	—	—
2022 ERA Performance Incentive[5]		—	7,500	—	—
Equity Grants[6]	Multi-Year Incentives (performance-based)[7]	18,273	0	—	—
	Other Equity Grants[8] (time-based)	4,687	2,633	—	—
Total – Variable		28,379	15,375	—	—
Total		29,886	17,424	127	127

(1) Effective April 1, 2020, at Mr. Arison's request, Carnival Corporation suspended his salary. The suspension remained in effect through November 30, 2025.

(2) Details of the matters for Mr. Weinstein provided within "Benefits" are disclosed in (and taken from) the "All Other Compensation" table in the "Compensation Tables" section of the Proxy Statement (other than employer contributions to Mr. Weinstein under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan, as well as the true-up match, which are included in "Pension"). Benefits provided to Mr. Weinstein include ($000): automobile lease or allowance ($24), medical allowance ($21.2), and the following other benefits: private medical health insurance costs and premiums (December only) ($4.5); accidental death or dismemberment and disability and life insurance premiums ($5.9); and tax planning and return preparation fees ($2.9). Benefits provided to Mr. Arison include ($000): driver and security ($33.8), secondary medical reimbursement plan and associated tax gross up ($31.4), medical allowance ($28.0), automobile lease or allowance ($18.1), and the following other benefits: automobile repair and expenses ($8.5); private medical health insurance plan (December only) ($3.2); payments to cover premiums on certain benefits and associated tax gross up ($3.3); and accidental death or dismemberment and disability and life insurance premiums ($0.3). Consistent with past practice, benefits reflect the position under U.S. rules as no UK tax is payable.

(3) Represents employer contributions under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan.

(4) Details of the performance measures and targets applicable to the annual bonus for fiscal 2025 are set out in "Implementation of Approved Policy" section above and in the "Annual Bonuses" section in Part I of the Carnival plc Directors' Remuneration Report. No element of the annual bonus is subject to deferral.

(5) Details of the performance measures and targets applicable to the ERA, a one-time retention and business recovery incentive granted in 2022, are set out in the "Earnings Recovery Alignment Performance Incentive Program" section in Part I of the 2024 Carnival plc Directors' Remuneration Report. The ERA was granted to Mr. Weinstein prior to becoming CEO and Director.

(6) The 2024 reported figures are the values of the awards made during the year using the April 8, 2024 closing price of a share of Carnival Corporation common stock ($15.66). The 2025 reported figure for Multi-Year Incentives are the values of the awards made during the year based on an estimated share price of $28.74 using the three-month average share price from September 1, 2025 to November 30, 2025. The 2025 reported figure for Other Equity Grants is the value of the awards made during the year using the April 16, 2025 closing price of a share of Carnival Corporation common stock ($17.87).

(7) The 2025 amount includes the value of the 2023 PBS grant that vests in February 2026 based on performance during the 2023-2025 performance period. No multi-year incentive programs concluded in fiscal 2024.

(8) The 2025 and 2024 amounts include the value of the 2025 and 2024 TBS grants, respectively, which are subject to time vesting and continued employment.

NON-EXECUTIVE DIRECTORS

Compensation of our Non-Executive Directors is set by the Boards, upon recommendation of the Compensation Committees following the Compensation Committees' annual review of Director compensation. No Non-Executive Director is involved in approving their own compensation.

The compensation of the Non-Executive Directors of Carnival Corporation and Carnival plc for fiscal 2025 is as follows. The format is different from the preceding table for Executive Directors as certain aspects (such as bonus and pension) do not apply to Non-Executive Directors.

	Fees		Stock[1]		Total	
	2025	2024	2025[2]	2024[3]	2025	2024
Non-Executive Director	$(000)					
Sir Jonathon Band	160	155	199	190	359	345
Jason Glen Cahilly	130	125	199	190	329	315
Nelda J. Connors[4]	120	78	199	190	319	268
Helen Deeble	130	125	199	190	329	315
Jeffrey J. Gearhart	150	148	199	190	349	338
Katie Lahey	130	125	199	190	329	315
Sara Mathew[5]	45	118	0	190	45	308
Stuart Subotnick	160	155	199	190	359	345
Laura Weil	160	155	199	190	359	345
Randall Weisenburger	220	206	199	190	419	396

(1) The 2024 grants to Non-Executive Directors are restricted and vest in April 2027. The 2025 grants to Non-Executive Directors are unrestricted and do not have any vesting or forfeiture restrictions provided that the director has served on our Boards for at least one year.

(2) The reported figures are the value of the grants made during the year using April 16, 2025 closing price of a share of Carnival Corporation common stock ($17.87).

(3) The reported figures are the value of the grants made during the year using the April 8, 2024 closing price of a share of Carnival Corporation common stock ($15.66).

(4) Ms. Connors joined the Boards in April 2024.

(5) Ms. Mathew stepped down from the Boards in April 2025.

The Non-Executive Directors did not receive any benefits in fiscal 2025 and 2024, other than Sir Jonathon and Ms. Mathew who received a benefit in 2024 representing the incremental cost of them and their spouse sailing on a cruise ($210 each). The aggregate emoluments (being salary, bonuses, fees and benefits, and excluding long-term incentives and pensions) of all Directors during fiscal 2025 were approximately $8.5 million.

2.10 SCHEME INTERESTS MADE TO DIRECTORS IN FISCAL 2025 (AUDITED)

The LMCG Regulations require disclosure of grants made in the year plus a table of aggregate outstanding grants, separately detailing grants that vest in the year. The latter information is included in Section 2.11 Directors' Shareholding and Share Interests below.

Director	Grant Date	Plan[1]	Number of Shares	Face Value[2] ($)	Threshold Vesting Level[3] (%)	Vesting Level at Maximum Performance[3] (%)	Anticipated Vesting Date(s)
Micky Arison	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Josh Weinstein	4/16/2025	TBS	262,257	4,686,533	N/A	100	4/21/2026, 2027, and 2028
	4/16/2025	PBS[4]	393,386	7,029,808	50	200	4/21/2028
Sir Jonathon Band	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A
Jason Glen Cahilly	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A
Nelda J. Connors	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A
Helen Deeble	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A
Jeffrey J. Gearhart	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A
Katie Lahey	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A
Stuart Subotnick	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A
Laura Weil	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A
Randall Weisenburger	4/16/2025	Unrestricted Stock	11,117	198,661	N/A	100	N/A

(1) The terms of PBS and TBS incentive programs to Mr. Weinstein and the terms of unrestricted stock grants to Non-Executive Directors and the basis on which these grants are made are summarized in the table above are described in the "Non-Executive Director Compensation" and "Compensation Tables" sections of the Proxy Statement. A Non-Executive Director's unrestricted stock grant becomes non-forfeitable one year after their first election to the Boards and is not subject to vesting.

(2) Face values for all grants are calculated using the closing prices of a share of Carnival Corporation common stock at the relevant grant date, being $17.87 at April 16, 2025 for Mr. Weinstein and all Non-Executive Directors.

(3) The unrestricted stock grants to Non-Executive Directors do not include performance or vesting conditions and are not forfeitable provided the Director has served at least a full year from their initial election or appointment.

(4) The face value of this grant reflects the target value. The performance period is fiscal 2025 to 2027. If the performance conditions are fully met, vesting may be at up to 200% of the percentage indicated of the target number of shares where indicated.

2.11 DIRECTORS' SHAREHOLDING AND SHARE INTERESTS (AUDITED)

The stock ownership policies for Executive and Non-Executive Directors provide that all Executive and Non-Executive Directors are required to own shares (inclusive of unvested restricted shares, RSUs and shares in a trust beneficially owned by a Director) of either Carnival Corporation common stock or Carnival plc ordinary shares with a value equal to six times base salary for the CEO and the Executive Chair and five times the cash retainer for Non-Executive Directors while they are employed or serving. All new Directors must achieve this requirement no later than five years from the date of their initial appointment or election to the Boards by the shareholders. The stock ownership policies for Executive and Non-Executive Directors provide that a Director will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Director falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. Each of the Directors serving in fiscal 2025 is in compliance with this Board-mandated requirement having met the required ownership target, except Ms. Connors who is in compliance by virtue of being in the initial five-year period.

The following table shows the total outstanding shares as at November 30, 2025 under any incentive plans, as well as shares that vested during fiscal 2025:

Directors	Shares (including Restricted Shares and RSUs)		
	Grants Without Performance Conditions That Have Not Vested[1]	Grants With Performance Conditions That Have Not Vested	Number of Shares Acquired on Vesting
EXECUTIVE DIRECTORS			
Micky Arison	—	—	—
Josh Weinstein	427,643	1,658,798	219,892
NON-EXECUTIVE DIRECTORS			
Sir Jonathon Band	30,797	N/A	9,541
Jason Glen Cahilly	30,797	N/A	9,541
Nelda J. Connors	12,141	N/A	—
Helen Deeble	30,797	N/A	9,541
Jeffrey J. Gearhart	30,797	N/A	9,541
Katie Lahey	30,797	N/A	9,541
Sara Mathew	30,797	N/A	7,146
Stuart Subotnick	30,797	N/A	9,541
Laura Weil	30,797	N/A	9,541
Randall Weisenburger	30,797	N/A	9,541

(1) The unrestricted share grants made to the Non-Executive Directors in fiscal 2025 do not have performance or vesting conditions, other than the initial service condition described below. Restricted share grants made to the Non-Executive Directors in fiscal 2022, 2023 and 2024 vested pro-rata over a 3 year period. Unrestricted and restricted shares granted to the Non-Executive Directors are subject to service conditions prior to the anniversary of their first election to the Boards and are forfeitable until that time. All of the Non-Executive Directors who served in fiscal 2025 have met the initial service condition.

All Directors receive Carnival Corporation common stock, which are denominated in U.S. dollars.

Details of the Directors' interests and their connected persons are as follows*:

Director	Carnival plc		Carnival Corporation	
	November 30, 2024	November 30, 2025	November 30, 2024**	November 30, 2025**
Micky Arison	—	—	85,670,611	94,142,908[1]
Sir Jonathon Band	—	—	65,789	64,406
Jason Glen Cahilly	—	—	69,388	80,505
Nelda J. Connors	—	—	12,141	23,258
Helen Deeble	—	—	72,097	83,214
Jeffrey J. Gearhart	—	—	61,651	72,768
Katie Lahey	—	—	66,639	77,756
Sara Mathew	—	—	37,943	37,943
Stuart Subotnick	—	—	114,208	125,325
Laura Weil	—	—	113,405	124,522
Josh Weinstein	—	—	155,216	288,579[2]
Randall Weisenburger	—	—	1,351,747	1,362,864[3]

* For consistency with the "Share Ownership of Certain Beneficial Owners and Management" section of the Proxy Statement, the above table includes restricted stock (but not RSUs) held. For RSUs held by Josh Weinstein, the only Director who holds RSUs, see the first and second columns in the prior table.

** As part of the establishment of the DLC arrangement, Carnival plc issued a special voting share to Carnival Corporation, which transferred such share to the trustee of the P&O Princess Special Voting Trust (the "Trust"), a trust established under the laws of the Cayman Islands. Shares of beneficial interest in the Trust were transferred to Carnival Corporation. The trust shares represent a beneficial interest in the Carnival plc special voting share. Immediately following the transfer, Carnival Corporation distributed such trust shares by way of a dividend to holders of shares of common stock of Carnival Corporation. Under a pairing agreement, the trust shares are paired with, and evidenced by, certificates representing shares of Carnival Corporation common stock on a one-for-one basis. In addition, under the pairing agreement, when a share of Carnival Corporation common stock is issued to a person after the implementation of the DLC arrangement, a paired trust share will be issued at the same time to such person. Each share of Carnival Corporation common stock and the paired trust share may not be transferred separately. Each share of Carnival Corporation common stock and the paired plc special voting share are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL." Accordingly, each holder of Carnival Corporation common stock is also deemed to be the beneficial owner of an equivalent number of trust shares.

(1) Includes (i) 1,169,893 shares of common stock held by the Nickel KA 2022 Annuity Trust No. 2, (ii) 215,826 shares of common stock held by the Nickel KA 2023 Annuity Trust No. 1, (iii) 509,066 shares of common stock held by the Nickel KA 2024 Annuity Trust No. 1, (iv) 616,877 shares of common stock held by the Nickel KA 2025 Trust No. 1, (v) 8,472,297 shares of common stock held by the Nickel KA 2025-5 Trust No. 2, (vi) 739,492 shares of common stock held by the 2022 KA Remainder Trust, (vii) 80,736,445 shares of common stock held by MA 1994 B Shares, L.P., (viii) 841,506 shares of common stock held by the NA 2017-08 Trust and (ix) 841,506 shares held by the KA 2017-08 Trust.

(2) Holdings are net of shares sold or withheld to cover tax.

(3) Includes 961,238 shares held by Mile 26 Capital LLC.

There were no changes in the above share interests between December 1, 2025 and January 13, 2026, the latest practicable date.

2.12   TOTAL PENSION ENTITLEMENTS (AUDITED)

Mr. Arison continues to be eligible for a benefit under the Carnival Corporation Nonqualified Retirement Plan for Highly Compensated Employees (the "Retirement Plan"). Mr. Arison's benefits under the Retirement Plan were calculated based on age, length of service with Carnival Corporation and the average of his five highest consecutive years of compensation out of the last 10 years of service. The benefit formula provides an annual benefit accrual equal to 1% of his earnings for the year up to "covered compensation" plus 1.6% of earnings for the year in excess of covered compensation then multiplied by his years of service up to a maximum of 30 years of

credited service. The elements of compensation to determine his benefits were his base salary and annual bonus up to the U.S. statutory limitations under Section 401(a)(17) of the U.S. Internal Revenue Code. Mr. Arison's accrued benefit was fully paid out in March 2020. It is not expected that Mr. Arison will accrue any additional benefits under the Retirement Plan under the terms of the program. Mr. Weinstein is not eligible to participate in the Retirement Plan.

Details of the retirement benefits of current Executive Directors arising from their participation in defined benefit pension arrangements are as follows:

Executive Director	Accrued Benefit[1] at Nov. 30, 2025 ($000)	Increase in Accrued Benefits including Inflation ($000)	Value of Increase in Accrued Benefits Net of Inflation and Directors' Contributions ($000)
Micky Arison	0	0	0
Josh Weinstein	—	—	—

(1)   The accrued benefit is that pension which would be paid annually on retirement at the normal retirement age of 65 under the Retirement Plan based on service to November 30, 2025. Current Directors are not entitled to any early retirement benefits.

2.13   PAYMENTS FOR LOSS OF OFFICE (AUDITED)

No payments for loss of office (as that term is defined in the LMCG Regulations) were made during the year.

2.14   PAYMENTS TO PAST DIRECTORS (AUDITED)

Upon completion of the DLC transaction, Lord Sterling was appointed as Life President of P&O Cruises and Special Adviser to Micky Arison, Chair of Carnival Corporation & plc. As Special Adviser, Lord Sterling is entitled to receive fees for his services at the rate of £25,000 per year payable in quarterly installments in arrears.

2.15   PROVISION 40 DISCLOSURES

The Compensation Committees believe that Executive Director remuneration policy and practices address all of the factors listed in Provision 40 of the UK Corporate Governance Code, as outlined below:

Clarity	Our compensation structure for Executive Directors is clearly and transparently explained and disclosed. We provide detailed disclosures on the performance measurements and vesting schedules used in annual and long-term incentives. We also conduct shareholder outreach to ensure shareholders understand our executive compensation program, and take into consideration their feedback, along with the results from the annual shareholder advisory votes on compensation-related matters.
Simplicity	Our compensation program for our Executive Directors includes elements that are disclosed and explained in detail and that link compensation for our CEO, the only Executive Director that received salary, annual incentive and long-term incentives in fiscal 2025, to our long-term success and the interests of our shareholders.
Predictability	Target values, performance metric ranges and formulas for all performance-based compensation elements and payout ranges for bonuses are disclosed and explained. Use of discretion, if any, is also disclosed and explained.
Proportionality	The annual and long-term incentives for our CEO in fiscal 2025 are linked to the fulfilment of quantitative performance measures and align the CEO's compensation with our long-term performance and long-term value creation for our shareholders. The Compensation Committees retain discretion to ensure that rewards under the incentives reflect performance.
Risk	Our Compensation Committees conduct an annual assessment, with support from management and the Compensation Committees' independent consultants, to ensure our executive compensation program does not encourage excessive risk taking. Our executive compensation program is based on a pay-for-performance philosophy and provides a mix of long-term and short-term cash and equity incentives that is intended to motivate management to drive performance in the short and long term and align interests with our shareholders. Bonus payout is limited to 200% and performance ranges for all long-term incentives are disclosed and limited. Our policy limits the risk of unfair or excessive remuneration through the following measures: • clearly defined limits on the maximum opportunities of incentives; • powers of discretion for our Compensation Committees to adjust formulaic outcomes of incentives to ensure payouts are aligned to performance; and • malus and clawback provisions on all incentives.
Alignment with Culture	Our CEO's compensation in fiscal 2025 is designed to drive behavior aligned with our culture, values and strategy, for example by tying annual and long-term incentives to achievement of health, environment, safety, security and sustainability measures, in addition to relative TSR and operating performance metrics. We also have a stock ownership policy which sets minimum shareholding requirements for our Executive Officers and all Directors.



This Directors' Remuneration Report was approved by the Board of Directors and is signed by order of the Board of Directors by

RANDALL WEISENBURGER
Chair of the Compensation Committees

January 27, 2026

Annex C—Carnival plc Corporate Governance Report

Carnival Corporation and Carnival plc (together referred to as "Carnival Corporation & plc") operate under a dual listed company ("DLC") arrangement with primary listings in the U.S. and the UK. Accordingly, Carnival Corporation & plc has implemented a single corporate governance framework consistent, to the extent possible, with the governance practices and requirements of both countries. Where there are customs or practices that differ between the two countries, Carnival Corporation & plc has nonetheless sought to be compliant with UK best practices whenever possible. Carnival Corporation & plc believes that their resulting corporate governance framework effectively addresses the corporate governance requirements of both the U.S. and the UK.

Corporate Governance Guidelines

Carnival Corporation & plc has adopted corporate governance guidelines (the "Guidelines") that set forth the general governance principles approved by the Boards of Directors (the "Boards"). The Guidelines are available on Carnival Corporation & plc's website and are summarized as follows:

- A majority of the members of each of the Boards must be independent in accordance with the corporate governance rules applicable to companies listed on the New York Stock Exchange and the London Stock Exchange.

- The Boards will each have at all times the following: Audit Committees, Compensation Committees, Compliance Committees, Health, Environmental, Safety & Security ("HESS") Committees and Nominating & Governance Committees (collectively, the "Committees"). All the members of the Audit Committees, Compensation Committees, and Nominating & Governance Committees will be independent Directors under the criteria applicable to companies listed on the New York Stock Exchange, the London Stock Exchange and any other applicable regulatory requirements. Each of our Committees has its own written charter, which principally sets forth the purposes, goals and responsibilities of the Committees.

- The Nominating & Governance Committees will review with the Boards, on an annual basis, the requisite skills and characteristics of new and incumbent Board members, as well as the composition of the Boards as a whole. The Nominating & Governance Committees will assess and recommend Board candidates for appointment as Directors.

- The responsibilities of the Directors are laid out in the Guidelines and cover matters such as the Directors' duties to Carnival Corporation & plc and its shareholders, attendance at meetings and the annual review of Carnival Corporation & plc's long-term strategic plans and the principal issues that Carnival Corporation & plc may face in the future.

- The Non-Executive Directors shall designate a Senior Independent Director to preside at executive sessions of the Non-Executive Directors and at Board meetings in the absence of our Chair, and to serve as the principal liaison to the Non-Executive Directors.

- Directors have free and full access to officers and employees of Carnival Corporation & plc, to the advice and services of our Company Secretary and to independent professional advice at the expense of Carnival Corporation & plc.

- The Compensation Committees will recommend the form and amount of Director compensation in accordance with the policies and principles set forth in their charter and conduct an annual review thereof. The Compensation Committees will also annually review the performance of our CEO to confirm that our CEO is providing strong leadership for Carnival Corporation & plc in the short and long-term.

- The Boards and the Nominating & Governance Committees are responsible for CEO succession planning, including maintaining an emergency succession plan. The Boards, in conjunction with our Chair of the Boards and our CEO, oversee succession planning with respect to Executive Officers and senior management.

- The Nominating & Governance Committees will maintain orientation programs for new Directors and continuing education programs for all Directors.
- The Boards and each of their Committees will conduct an annual performance evaluation to determine whether they, their Committees and individual Directors are functioning effectively.
- The Non-Executive Directors will meet at least annually under the direction of the Senior Independent Director to conduct an appraisal of our Chair's performance.
- The Boards will determine the appointment and removal of the Company Secretary.

- All shareholders may communicate with the Boards by addressing all communications to the Company Secretary, who must forward any item requiring immediate attention to the Senior Independent Director, who must in turn notify the Boards of any matters for discussion or action as appropriate.

Carnival Corporation & plc monitors governance developments in the U.S. and the UK to support a vigorous and effective corporate governance framework.

Board Composition

Each of the Boards is currently comprised of 11 members, of which two are Executive Directors and nine are Non-Executive Directors. Each nominee for re-election to the Boards has served for the full year. All Directors are required to submit themselves for annual re-election. The biographical details of the members of the Boards standing for re-election and their qualifications to serve as Board and Committee members are contained in the Proxy Statement. For a description of our procedures for selecting and appointing nominees, please refer to "Nominations of Directors" in the Proxy Statement. All Directors elected in 2025 have been subject to a formal performance evaluation during the year, as described below.

In compliance with the UK Corporate Governance Code Provision 23 and the Disclosure Guidance and Transparency Rule 7.2.8A, our Boards have adopted the Board Composition Policy (the "Policy") which applies to the Boards and each of their Committees. The Policy substantively provides that the backgrounds and qualifications of the Directors, considered as a group, should reflect a wide variety of attributes, viewpoints, experiences and perspectives, with the aim of achieving an appropriate balance so as to allow the Boards and their Committees to fulfill their responsibilities effectively, consistent with our strategy as well as mission and purpose. All appointments to the Boards and their Committees are based on merit and objective criteria. The Nominating & Governance Committees review

and assess the effectiveness of the Policy from time to time and report to the Boards, as appropriate. The Boards believe that the Policy functioned effectively in 2025 and based on the results of the annual Board performance assessment, that the Directors as a group reflect a variety of skills, experiences and perspective.

Under UKLR, we are required to report against the three criteria set out in in UKLR 6.6.6R(9)(a). As of November 30, 2025, being the last day of our fiscal year and the reference date selected by the Boards for the purposes of UKLR 6.6.6R(9)(a), we report that 36% of the members of the Boards were women (being four of 11 members) and one Director was from a minority ethnic background. We did not have at least one woman occupying a senior Board position (which we define as the Chair, CEO or Senior Independent Director given that our CFO is not a member of the Boards) as of November 30, 2025. As a result, we met one of the three criteria set out in UKLR 6.6.6R(9)(a) as of November 30, 2025. Since all appointments to the Boards and Committees are based on merit and objective criteria, the Boards cannot anticipate when the criterion set out in UKLR 6.6.6R(9)(a)(i) or (ii) may be met.

The data for purposes of this disclosure was collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

Board Balance and Independence

We believe it is important to have a balanced board with a majority of Directors being independent such that no individual or group dominates the Boards' decision making. The Boards believe that the balance between Non-Executive Directors and Executive Directors is appropriate.

We have a number of measures in place to assess and safeguard independence of our independent Directors. As part of the Boards' annual independence assessment, each Director as well as each new nominee, if any, is required to complete an independence questionnaire. All questionnaires are reviewed and assessed by the full Board. Following this review for fiscal 2025, the Boards determined that all of the ten nominees for re-election as Non-Executive Directors are considered independent in accordance with the corporate governance rules of the New York Stock Exchange and the UK Corporate Governance Code. Sir Jonathon Band, Helen Deeble, Stuart Subotnick, Laura Weil and Randall Weisenburger have been Non-Executive Directors for more than nine years from the date of their first election to the Boards. However, notwithstanding this fact, the Boards have determined that each of those Directors is independent for the reasons set forth below.

Consistent with U.S. practice as well as the UK Corporate Governance Code, the Boards believe that length of tenure should be only one of the factors considered with respect to the independence of Directors and, accordingly, that tenure alone should not result in the loss of independence. The Boards believe that automatic loss of independence status for Directors due to tenure would effectively operate as a term limit for independent Directors and result in the loss of the valuable contributions of Directors who have been able to develop, over time, increasing insight into Carnival Corporation & plc and its operations. The Boards consider a healthy balance between longer-tenured and newer Directors to be essential in navigating the challenges faced by a global, dual listed, multi-brand company operating in the highly complex cruise industry. As part of our refreshment efforts and commitment in maintaining that balance, we have added five new Directors to our Boards in the last five years (one of whom, Sara Mathew, has since stepped down). Longer-tenured

Directors are a key component of our Board succession planning and refreshment efforts as they are able to ensure continuity and share their nuanced insights and deep knowledge of our company with new Directors, helping them become familiar with our business and governance processes more quickly. The Boards prefer to rely on rigorous annual evaluations of individual Directors, including independence assessments, as well as external evaluations by an independent third-party governance, as appropriate, to review their objectivity and independence, as well as their overall effectiveness as Directors. Based on the results of the 2025 annual Board evaluation, the Boards were satisfied that all Non-Executive Directors were objective, independent and effective contributors to the Boards. All Directors are also subject to annual re-election by shareholders following individual evaluations and recommendations by the Nominating & Governance Committees.

Mr. Arison has been Chair of the Board of Directors of Carnival plc since 2003 and previously served as the CEO of Carnival plc from 2003 to 2013. His unique experience and in-depth knowledge of our business, including in the highly complex area of shipbuilding, as well as our history and the cruise industry continue to be invaluable. Mr. Arison has made and continues to make substantial contributions to our success and to demonstrate objective judgement throughout his tenure. As a result, the Boards have concluded that his continued service as our Chair is in our best interests and that of our shareholders. Mr. Arison's performance is subject to annual evaluation by the Non-Executive Directors. We also have separate CEO and Chair roles, as well as a Senior Independent Director role.

As further discussed under "Board Procedures and Responsibilities," we also require Non-Executive Directors to obtain our consent before they can serve on additional boards.

The Boards, with support from the Global Legal Services and Global Ethics & Compliance Departments, have procedures to identify and manage any conflicts of interest that may arise in relation to any Director (including those resulting from significant shareholdings), and assess Directors' independence,

including by reviewing on an annual basis questionnaires completed by Directors which are designed to identify potential conflicts of interest and also by requiring Directors to report any potential conflicts of interest.

Directors' Indemnities

Carnival Corporation has provided an indemnity for the Directors of Carnival Corporation and Carnival plc. This was in place at all times during fiscal 2025 and up to the date of the approval of the financial statements. To the extent Carnival Corporation is unable to indemnify the Directors, we also maintain Directors' and Officers' liability insurance which covers Directors for legal actions brought against them in their capacity as Directors, subject to certain limitations.

Board Procedures and Responsibilities

Meetings of the Boards are held on a regular basis to enable the Boards to properly discharge their responsibilities. During the year ended November 30, 2025, the Board of Directors of Carnival plc held a total of six meetings. All Board meetings during the year were attended by all Directors currently serving. In addition, the Non-Executive Directors meet periodically during the year with our Chair of the Boards with no other Executive Directors present. The agenda for each Board meeting and meeting schedules are prepared by the Company Secretary or their designee and reviewed and approved by the Senior Independent Director, to enable the flow of relevant information to the Boards. Each Board member is entitled to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.

Non-Executive Directors are required to allocate sufficient time to meet the expectations of their role. The consent of our Chair and Senior Independent Director must be sought before accepting additional directorships that might affect the time a Non-Executive Director of Carnival Corporation & plc is able to devote to that role. No additional directorships or significant commitments were undertaken by Non-Executive Directors during fiscal 2025. Josh Weinstein, our Chief Executive Officer and Executive Director, was appointed a Non-Executive Director of Chipotle Mexican Grill Inc effective November 25, 2025. The appointment was approved by the Chair and the Senior Independent Director on behalf of the Boards and it is in compliance with the overboarding policy. The Boards remain confident that Mr. Weinstein can continue to allocate sufficient time to his responsibilities with Carnival Corporation & plc.

The Boards have an overboarding policy which is described in the Proxy Statement under "Time Commitments and Overboarding." All Directors are compliant with the overboarding policy.

All Directors are expected to act with integrity, lead by example, promote the desired culture, provide constructive challenge, strategic guidance and specialist advice and hold management accountable.

Board Structures and Delegation to Management

The basic responsibility of the Directors is to exercise their business judgment in the way they consider, in good faith, would be most likely to promote the long-term sustainable success of Carnival Corporation & plc, for the benefit of the shareholders as a whole and also contributing to the wider society. Further details of the responsibilities of the Directors are set out in the Guidelines. The Boards and their Committees have a formal schedule of matters specifically reserved to the Boards or their Committees for decision, which includes, but is not limited to, the approval of the following matters:

- quarterly, half-yearly and annual reports, notices of annual meetings and Proxy Statements;
- dividends, issuance of shares or share buybacks;
- changes to structure, size, membership and composition of the Boards and their Committees;
- significant changes to our corporate structure;
- material changes in accounting policies;

- selection, appointment or removal of auditors, auditor independence, approval of all audit and non-audit services and remuneration of auditors;
- risk management framework;
- investment policy;
- material agreements, transactions or borrowings;
- material transactions in which a Director or an Executive Officer, or any of their immediate family members, has a direct or indirect material interest;
- appointment and removal of Executive Officers and Company Secretary, Executive Officer compensation as well as agreements with Executive Officers; and
- adoption of, or any changes to, equity incentive plans as well as equity grants and other share-related benefits.

Details of the Committees of the Boards are set out in the section below.

The strategic management and direction of, and significant commercial decisions in relation to, global operations of Carnival Corporation & plc, except to the extent reserved to the full Boards under their schedule of reserved matters, is delegated by the Boards to the boards of directors of subsidiary companies within the group and to management, which in turn delegate to local management as

appropriate. Our Chair of the Boards leads the Boards and is responsible for its overall effectiveness. He promotes a culture of openness and dialogue at the board level, including by encouraging effective contribution and participation of all Directors and supporting management and the Company Secretary in ensuring that Directors receive accurate, timely and clear information.

The Boards of Directors, with support from their Committees and management, have in place a framework of prudent and effective controls which enable risks to be assessed and managed. The Boards of Directors, through executive management and the Committees, have carried out a robust assessment of Carnival Corporation & plc's principal and emerging risks, including those that would threaten its business model, future performance, solvency or liquidity, to ensure that these risks are effectively managed and/or mitigated to help ensure Carnival Corporation & plc is viable. As a result of this assessment, the Boards of Directors have identified principal and emerging risks and their management and/or mitigation which are listed in Item 3. Internal Control and Risk Assessment and Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks in the Carnival plc Strategic Report that accompanies the Carnival plc financial statements (the "Strategic Report").

Committees of the Boards

The following Committees have operated throughout the year. Each Committee has a written charter, copies of which can be found on Carnival Corporation & plc's website at **www.carnivalcorp.com** and

www.carnivalplc.com. The Board Committees regularly report on their activities and actions to the full Boards.

AUDIT COMMITTEES

The Audit Committees of the Boards are comprised of the following four independent Non-Executive Directors:

- Laura Weil (Chair);
- Jason Glen Cahilly;
- Jeffrey J. Gearhart; and
- Stuart Subotnick.

Sara Mathew stepped down from the Boards and the Audit Committees with effect from the conclusion of the 2025 Annual Meetings of Shareholders. Jeffrey J. Gearhart joined the Audit Committees effective April 2025.

The Board of Carnival plc has determined that each member of the Audit Committees has "recent and relevant financial experience" for the purposes of the UK Corporate Governance Code and that the Audit Committees as a whole have competence relevant to

the sector in which Carnival Corporation & plc operates. The qualifications of each member of the Audit Committees are contained in the Proxy Statement.

During the year, seven meetings of the Carnival plc Audit Committee were held, which were attended by all members currently serving. The Chief Financial Officer and Chief Accounting Officer, the Chief Audit Officer, who is responsible for the internal audit function and Risk Advisory and Assurance Services ("RAAS") within Carnival Corporation & plc, representatives from the external auditors, the General Counsel, Chief Information Officer, and Chief Risk and Compliance Officer attend meetings at the invitation of the Audit Committees.

The main role and responsibilities of the Audit Committees are to assist the Boards' oversight of:

- the integrity of our financial statements;
- compliance with legal and regulatory requirements (in coordination with the HESS Committees and the Compliance Committees);
- performance of our internal audit function, including process and control effectiveness and efficiencies and investigations into asset misappropriation, corruption and financial or non-financial manipulation;
- independent auditors' qualifications, effectiveness, objectivity, independence, and performance; and
- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

In addition, our Audit Committees:

- annually recommend the appointment, re-appointment and removal (as applicable) of the independent auditors, oversee the independent auditors, oversee any competitive tender process, and approve their compensation;
- assist the Boards, if so requested, in ensuring that the annual report and accounts of Carnival plc, taken as a whole, is fair and balanced and understandable and provides the information necessary for

shareholders of Carnival plc to assess Carnival plc's position and performance, business model and strategy;

- monitor the adequacy of internal controls, including financial, operational and compliance controls and information systems controls and security; and
- establish and monitor procedures for confidential submission, receipt and treatment of complaints relating to accounting, internal accounting controls and auditing matters.

In fulfilling their responsibilities during the year, the Audit Committees have, among other things:

- reviewed the quarterly and annual financial results of Carnival Corporation & plc, including accounting matters and key factors affecting financial results and future forecasts;
- reviewed financial statements and related disclosures, and other proposed filings with the U.S. Securities and Exchange Commission and the applicable UK authorities and draft earnings press releases of Carnival Corporation & plc;
- reviewed the form and content of the annual reports and accounts, including the Strategic Report (including the going concern statement, the viability statement, the assessment of internal controls and principal risks, and the annual risk management and/or mitigation of principal risks), financial statements and Directors' Report, to be presented to shareholders of Carnival plc at the year-end;
- reviewed the form and content of the half year reports (including the going concern confirmation);
- approved, together with the Boards of Directors, the viability and going concern statements, which are included in the Strategic Report;
- reviewed reporting from management on impairment analyses;
- confirmed receipt of certification letters, disclosure controls and procedure checklists and loss contingency memos from all reporting units;
- received briefings on Carnival Corporation & plc's Sarbanes-Oxley 404 compliance program;
- reviewed reporting from the independent auditors concerning the audit work performed, identified internal control deficiencies and accounting issues, and all relationships between the independent auditors and Carnival Corporation & plc;

- reviewed and approved fees for audit and non-audit related services provided by Carnival Corporation & plc's independent auditors;
- received and reviewed various reports from the independent auditors regarding the planning, status, execution and conclusions of their work;
- received reporting, as well as quarterly briefings, from RAAS, the Carnival Corporation & plc internal audit department, concerning results from their internal audit work, including significant findings, any identified internal control deficiencies and the status of management plans for remedial action;
- reviewed reports of RAAS regarding the results of its independent internal investigations of alleged or actual impropriety as assigned by the General Counsel and in coordination with the Chief Risk and Compliance Officer on the status and results of those investigations;

- reviewed RAAS's historical audit coverage and assessment of risk for the purpose of developing an audit plan for the upcoming year;
- reviewed reports of RAAS concerning progress against their audit plan, department staffing and professional qualifications, and the status of management action plans for previously identified action steps;
- reviewed reports regarding information technology security, including cybersecurity, and responses to and investigations of breaches; and
- reviewed the status of any accounting, internal accounting controls or auditing related complaints received through Carnival Corporation & plc's third-party administered hotline and other channels.

COMPENSATION COMMITTEES

The Compensation Committees of the Boards are comprised of the following four independent Non-Executive Directors:

- Randall Weisenburger (Chair);
- Jason Glen Cahilly;
- Helen Deeble; and
- Laura Weil.

During the year, five meetings of the Carnival plc Compensation Committee were held which were attended by all members then serving. Executive Directors are invited to attend for appropriate items, but are excluded when their own performance and remuneration are being discussed and determined.

The Compensation Committees are responsible for the:

- evaluation and approval of the Director and Executive Officer compensation plans, policies and programs;
- annual review and approval of the corporate goals and objectives relevant to our CEO's compensation;

- determination and approval of the compensation of our CEO, the other Executive Directors and other members of senior management;
- overseeing and approving the Carnival plc directors' remuneration policies;
- overseeing the administration of our stock equity incentive plans and our employee stock purchase plans; and
- recommendations to the Boards with respect to the compensation of the Non-Executive Directors.

When selecting or appointing candidates to the position of our Chair of the Compensation Committees, the Nominating & Governance Committees and the Boards shall give particular consideration to candidates who have previously served on a compensation committee for at least 12 months.

The Compensation Committees are empowered to retain compensation consultants of their choice to be used to assist in the evaluation of compensation issues.

COMPLIANCE COMMITTEES

The Compliance Committees of the Boards are comprised of the following five independent Non-Executive Directors:

- Jeffrey J. Gearhart (Chair);
- Sir Jonathon Band;
- Stuart Subotnick;
- Laura Weil; and
- Randall Weisenburger.

During the year, four meetings of the Carnival plc Compliance Committee were held, which were attended by all members then serving, other than Mr. Weisenburger who did not attend one meeting due to a flight delay.

The principal function of the Compliance Committees is to assist the Boards with oversight of activities that are designed to promote (a) ethical conduct, (b) a high level of integrity, and (c) compliance with all laws, regulations and policies applicable to us. In addition, the Compliance Committees:

- provide functional oversight of Global E&C, including receiving regular reports from, and providing direction to the Chief Risk and Compliance Officer with respect to the activities of Global E&C;

- oversee risk management processes with respect to compliance with laws and regulations relating to general compliance and privacy, including Global E&C's activities supporting a high level of ethics and integrity;
- review the results of compliance with our Code of Business Conduct and Ethics, vendors' compliance with our Business Partner Code of Conduct and Ethics, conflicts of interest disclosures, and mitigation plans to manage significant ethics-related risks;
- review results of any internal or external audits and investigations that have relevance to significant business ethics or compliance matters, mitigation plans and related monitoring;
- review and oversee policies and procedures for confidential submission, receipt, retention and treatment of complaints or concerns (other than those related to accounting, internal accounting controls and auditing matters); and
- promote accountability of senior management with respect to ethics and compliance matters and review all significant allegations of misconduct by Board members, the CEO, Global Executive Leadership and Executive Officers.

HESS COMMITTEES

The HESS Committees of the Boards are comprised of the following five independent Non-Executive Directors:

- Sir Jonathon Band (Chair);
- Nelda J. Connors;
- Helen Deeble;
- Katie Lahey; and
- Randall Weisenburger.

During the year, four meetings of the Carnival plc HESS Committee were held, which were attended by all members currently serving. Our CEO attended all meetings of the HESS Committees during the year. Presidents of our cruise brands also generally attend meetings of the HESS Committees. Jeffrey J. Gearhart served on the HESS Committees until April 2025.

The principal function of the HESS Committees is to assist the Boards in fulfilling their responsibility to:

- supervise and monitor HESS and sustainability policies, procedures, practices, programs and initiatives at sea and ashore;
- review and recommend appropriate health, environmental, safety, security and sustainability policies, procedures, practices and training, and oversee our monitoring and enforcement of such policies, procedures and practices;
- oversee risk management related to significant HESS and sustainability risks and exposures as well as monitor changes to and compliance with related legal and regulatory requirements;

- review results of RAAS's HESS-related audits, including any non-conformities or deficiencies identified, and the status of management plans for remedial action;
- provide functional oversight of our Incident Analysis Group, including reviewing insights derived from the independent HESS investigations performed by the Incident Analysis Group, and review the effectiveness of management's HESS investigation action plans;

- review and discuss with management pending or threatened administrative, regulatory, or judicial proceedings relating to HESS that are material to us and management's response thereto; and
- review and recommend our objectives and plans for implementing the Companies' policies, procedures, practices, training, compliance measures and risk management programs regarding HESS and sustainability.

NOMINATING & GOVERNANCE COMMITTEES

The Nominating & Governance Committees of the Boards are comprised of the following four independent Non-Executive Directors:

- Stuart Subotnick (Chair);
- Sir Jonathon Band;
- Katie Lahey; and
- Randall Weisenburger.

During the year, five meetings of the Carnival plc Nominating & Governance Committee were held, which were attended by all members then serving.

The principal function of the Nominating & Governance Committees is to:

- assist the Boards by identifying individuals qualified to become Board members and recommend nominees for appointment and/or election to the Boards;
- recommend to the Boards Director nominees for each committee;
- make recommendations to the Boards regarding the size, structure and composition of the Boards and their Committees;

- engage in succession planning for the Boards, their Committees, and Chief Executive Officer;
- exercise oversight of the evaluation of the Boards, their Committees and individual Directors;
- maintain orientation programs for new Directors and continuing education programs for all Directors; and
- develop and recommend to the Boards a set of Corporate Governance Guidelines, and review and assess their effectiveness, including compliance with our overboarding policy.

Further information on Board succession planning process and the Boards' Composition Policy is contained in the "Nominations of Directors" section of the Proxy Statement, and further information on our employee wellness efforts are contained in the "Workforce Engagement—Employees" section of the Carnival plc Directors' Report. Such information is incorporated by reference into this Carnival plc Corporate Governance Report.

Carnival plc Supplement to the Report of the Audit Committees

Certain information required to be included in the Carnival plc Report of the Audit Committee is set forth in the Report of the Audit Committees included in the Proxy Statement, and which is incorporated by reference into this Carnival plc Corporate Governance Report. The principal purpose of this Carnival plc Supplement to the Report of the Audit Committees is

to comply with the UK Corporate Governance Code requirements, which are only applicable to Carnival plc.

In fiscal 2025 the Carnival plc Audit Committee developed an understanding of the accounting estimates and judgements included in Note 2 to the Carnival plc group financial statements (which are not considered to be significant) by reviewing, discussing

with management and, where appropriate, challenging management. The Carnival plc Audit Committee was satisfied with the assessments considered and conclusions reached with respect to the above accounting matters, as further described in the Carnival plc group financial statements for fiscal 2025.

In addition, risks of fraud in relation to manual journal entries within revenue recognition was an area of focus for the Carnival plc Audit Committee and discussed with Deloitte LLP in 2025. The Audit Committee considered the presumed risks of fraud as defined by auditing standards and was satisfied that there were no significant issues.

EXTERNAL AUDITORS AND AUDIT TENDERING

The Audit Committees have the responsibility for making a recommendation on the appointment, reappointment and removal of the external auditors. Deloitte LLP was recommended by the Audit Committees for reappointment as auditor of Carnival plc at the Annual General Meeting held in April 2025, and reappointment was approved by the shareholders. The Audit Committees also reappointed Deloitte & Touche LLP (together with Deloitte LLP, "Deloitte") as Carnival Corporation's independent registered public accounting firm, as ratified by the shareholders at the April 2025 Annual General Meeting.

In addition, Audit Committees undertake a formal assessment of the auditor's objectivity and independence each year, which includes:

- a review of non-audit services provided and related fees;
- discussion with the auditors pertaining to a written report detailing all relationships with Carnival Corporation & plc and any other party that could affect the independence or the objectivity of the auditors; and
- evaluation with the Boards and management of the effectiveness of the external audit process.

Deloitte has served as Carnival Corporation's and Carnival plc's independent auditor since fiscal 2024. The Audit Committees annually evaluate Deloitte's performance and have recommended that the shareholders vote for the reappointment of Deloitte LLP as Carnival plc's independent auditor. Deloitte LLP's lead audit engagement partner for Carnival plc in fiscal 2025 was Alistair Pritchard.

The Audit Committees met with the independent auditors 7 times during fiscal 2025, and additional meetings were available upon request. The Audit

Committees assess the effectiveness of the independent auditors on an ongoing basis during the year, covering qualification, expertise and resources, objectivity and independence, and the quality and effectiveness of the audit process. This assessment considers the Audit Committees' interactions with, and observations of, the independent auditors and considers a range of factors, including:

- experience and expertise;
- level of professional skepticism;
- approach to handling significant audit and accounting judgements;
- content, quality and effectiveness and efficiency in completing the agreed external audit plan;
- robustness of the external auditors' reports; and
- relevant reviews and reports issued by external regulatory bodies such as the FRC and the U.S. Public Company Accounting Oversight Board ("PCAOB").

The Audit Committees assessment is also formed by gathering feedback from senior management to obtain their perspectives on the effectiveness and quality of the external auditors. No material issues were identified during the external auditor effectiveness review, and the Audit Committees believe that the external auditors were effective in the current year.

The Audit Committees continue to be confident that the independence of the external auditors was not impaired in any way and Deloitte remained independent during fiscal 2025, having taken into account that:

- immaterial permitted non-audit services were provided by Deloitte during fiscal 2025;

- Deloitte has complied with the requirements regarding rotation of the audit partners and managing directors;
- no relationships were identified between Deloitte and Carnival Corporation or Carnival plc or any other parties that could affect Deloitte's independence or objectivity; and
- Deloitte confirmed compliance with their independence standards in their report to the Audit Committees.

The policy on Audit Committee pre-approval and permissible non-audit work of the independent auditors, is set out in the "Independent Registered Public Accounting Firm" section of the Proxy Statement, which is incorporated by reference into this Carnival plc Corporate Governance Report. Refer to Note 4 to the Carnival plc group financial statements for information on the fees payable to Deloitte for audit and non-audit services in fiscal 2025.

Carnival plc is subject to UK regulations regarding external auditor appointment and rotation. The relevant UK legislation (the Statutory Auditors and Third Country Auditors Regulations 2016) requires statutory auditors to rotate after a period of 20 years and include a mandatory competitive tender of audit firms at the 10-year midpoint. The Competition and Market Authority's ("CMA") Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (the "CMA Order") also set out transitional rules that determine the latest date for the initial auditor rotation or tender process. The CMA Order applies to FTSE 350 companies. Carnival plc confirms that it complied with the provisions of the CMA Order in fiscal 2025, having completed the required tender in 2022 and auditor rotation in 2024.

On Behalf of the Audit Committee,

LAURA WEIL
Chair of the Audit Committees

January 27, 2026

Information and Professional Development

The Company Secretary is required to provide members of the Boards with appropriate information in advance of each meeting and Directors are required to devote adequate preparation time reviewing this information in advance of each meeting. Our Company Secretary is also responsible for advising the Boards through our Chair on all corporate governance matters.

All Directors have access to the advice and services of our Company Secretary and are permitted to obtain independent professional advice, at Carnival Corporation & plc's expense, as he or she may deem necessary to discharge his or her responsibilities as a Director. A Director is required to inform the Senior Independent Director of his or her intention to do so.

All Directors are encouraged to continue to develop their skills and knowledge. We provide a number of different presentations and educational programs for Directors by senior management and outside experts on topics such as industry trends, corporate governance and sustainability developments, cybersecurity, and other topics related to areas of Board oversight. Directors are also encouraged to attend additional continuing educational programs. They also receive materials and updates from management on a regular basis regarding new developments, changes or trends.

Board Performance Evaluations

The Nominating & Governance Committees and the Boards conduct performance evaluations of the Boards, the Boards' Committees and the members of our Boards of Directors on an annual basis. As part of this process in 2025, each Director was required to complete a detailed questionnaire about the performance of the Boards. The questionnaires were reviewed and assessed by the Nominating & Governance Committees.

In addition, the Nominating & Governance Committees reviewed the individual performance of each Director focusing on his or her contribution to Carnival Corporation & plc, and specifically focusing on areas of potential improvement. In making their assessment, the Nominating & Governance Committees reviewed the Board composition, including backgrounds, qualifications, skills, attributes, viewpoints, experiences and perspectives in the context of the needs of the Boards, and with the aim of achieving an appropriate balance on the Boards, and how effectively the Board members work together to achieve the Boards' objectives. The performance review of Micky Arison, in his role as Chair, was conducted separately by the Non-Executive Directors, led by the Senior Independent Director, Randall Weisenburger, taking into account the view of the other Executive Director.

The Nominating & Governance Committees also discuss and review with Non-Executive Directors any

significant time commitments they have with other companies or organizations. In fiscal 2025, no significant external commitments were identified during the Nominating & Governance Committees' review. In addition, the number of directorships held by Non-Executive Directors is taken into account, in line with Carnival Corporation & plc's overboarding policy.

In October 2025, the Nominating & Governance Committees reported the results of the performance evaluations to the Boards. The Boards concluded that each Director was an effective member of the Boards and had sufficient time to carry out properly their respective commitments to the Boards, their Committees and all other such duties as were required of them. It is the view of the Nominating & Governance Committees and the Boards that the Boards continued to operate effectively during fiscal 2025.

Following the completion of the evaluations, the Boards and Committees review the strengths and areas of improvement as well as identify follow up actions. For example, in response to feedback received as part of the prior Board evaluations, the Boards instituted a third in person meeting for fiscal 2025 and refined the approach for certain management presentations to the Boards. In addition, based on

the feedback received as part of the 2025 evaluations, the Boards instituted additional briefing sessions with the CEO in between meetings.

During fiscal 2025, the Audit Committees, the Compensation Committees, the Compliance Committees, the HESS Committees and the Nominating & Governance Committees also reviewed their own performance against their respective charters by completing questionnaires that were provided to the Chair of the Nominating & Governance Committees. The results of such reviews were discussed among the members and reported to the Boards. The Boards concluded that the Audit Committees, the Compensation Committees, the Compliance Committees, the HESS Committees and the Nominating & Governance Committees continued to function effectively and continued to meet the requirements of their respective charters.

During fiscal 2022, the Nominating & Governance Committees engaged The Governance Solutions Group, an independent third-party governance expert which has no other connection to Carnival Corporation & plc or any individual Director, to perform an assessment of the effectiveness of the Boards. The third-party governance expert interviewed each Director elected in 2021 and members of senior management who interact substantially with the Boards. Some of the main focus areas for the assessment were boards dynamics and rapport, board interaction and relationship with management, meeting structure and format, board balance and refreshment, board meeting logistics, meeting discussion topics and committee division of responsibilities.

Following the completion of the assessment, the third-party governance expert reviewed the results of the assessment with the incumbent Senior Independent Director and then presented the results as well as recommendations to the full Boards, including our Chair, for discussion in late 2022. The overall conclusion of the assessment was that the Boards effectively carry out their responsibilities. The assessment praised the high commitment and engagement level of the Directors, the strong working relationship between the Boards and management and depth of knowledge and skills of Directors. It also noted that while virtual Board meetings have been necessary, in-person meetings can better promote camaraderie as well as facilitate less structured conversations and, as a result, adding a second in-person meeting was recommended. Given that the Compliance Committees was created much later than the other Board Committees, the assessment also noted some overlap between Audit, HESS and Compliance Committees' areas of responsibility. Based on the feedback from the third-party governance expert-led evaluation process, the Boards of Directors instituted a second in-person Board meeting in fiscal 2023. In addition, as part of the annual review of the Committee Charters, the Audit, Compliance and HESS Committees made several revisions to their Charters to clarify their areas of responsibility. The UK Corporate Governance Code provides that an externally facilitated evaluation of the Boards should be undertaken at least once every third year. The Boards consider its current internally led approach to be effective and may engage an external third-party facilitator on an as-needed basis, but not necessarily according to a strict schedule.

Directors' Remuneration

The Carnival plc Directors' Remuneration Report is presented in two parts, with Part I forming part of the Proxy Statement and Part II being attached as Annex B to the Proxy Statement. A resolution to approve the Carnival plc Directors' Remuneration Report will be proposed at the 2026 Annual General Meeting.

Relations with Shareholders

The formal channels of communication by which the Boards communicate to shareholders the overall performance of Carnival Corporation & plc are the Carnival plc Annual Report, Carnival plc half yearly financial report, Carnival Corporation & plc Annual Report, joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Proxy Statement and press releases.

Senior management, Executive Directors, including the CEO and the Chair of the Boards, and Non-Executive Directors, as appropriate meet periodically with representatives of institutional shareholders to discuss their views and the strategies and objectives of Carnival Corporation & plc. Issues discussed with institutional shareholders during 2025 include our strategic, financial and operating priorities and recent performance, executive compensation, Board refreshment, composition and skills, and environmental, health, safety and sustainability initiatives.

Presentations are made to representatives of the investment community periodically in the U.S., the UK and elsewhere. Results of each fiscal quarter are reviewed with the investment community and others following each quarter on conference calls that are broadcast live over the Internet.

The feedback we receive from shareholders and corporate brokers is shared with our senior management, full Boards and relevant Committees, as appropriate, who use it to inform decision-making regarding our practices, policies, and disclosures.

During fiscal 2025, management provided quarterly updates to the Boards regarding investor relations matters.

Shareholders will have the opportunity at the 2026 Annual General Meeting, notice of which is contained in the Proxy Statement, to ask questions of our CEO, as the representative of the Board, and other members of senior management.

The Boards have implemented procedures to facilitate communications between shareholders or interested parties and the Boards. Shareholders or interested parties who wish to communicate with the Boards or the Senior Independent Director should address their communications to the attention of the Company Secretary of Carnival Corporation & plc at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, United States. The Company Secretary promptly forwards to the Senior Independent Director those communications which the Company Secretary believes require immediate attention. The Senior Independent Director notifies the Boards or the Chair of the relevant Committees of the Boards of those matters that he believes are appropriate for further action or discussion.

Annual Meetings of Shareholders

This year the Annual Meetings of Shareholders will be held at Carnival Place, 3655 N.W. 87th Avenue, Miami, Florida, United States on Friday, April 17, 2026. Special meetings of the shareholders of Carnival Corporation and Carnival plc and the Carnival plc court meeting (the "Special Meetings") will be held immediately prior to the Annual Meetings of Shareholders to consider the proposed unification of the DLC structure under a single company, Carnival Corporation, with Carnival plc as its wholly-owned UK subsidiary, the shifting of Carnival Corporation's legal incorporation from Panama to Bermuda under the name Carnival Corporation Ltd., and the related proposals.

The Annual Meetings of Shareholders will commence at 9:00 a.m. (EDT) (or as soon thereafter as the Special Meetings shall have been concluded or adjourned), and although technically two separate meetings (the Carnival plc meeting will begin first), shareholders of Carnival Corporation may attend the Carnival plc meeting and vice-versa.

We are also pleased to host a live video broadcast of the Annual Meetings of Shareholders at our Carnival plc headquarters located at Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom at 2:00 p.m. (BST) (or as soon thereafter as the Special Meetings shall have been concluded or adjourned). Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors present at the Annual Meetings in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual Meetings.

Workforce Engagement

In line with the UK Corporate Governance Code, Randall Weisenburger was appointed in 2020 as the designated Non-Executive Director for workforce engagement. We leverage the designated Non-Executive Director role as a leader in this area while incorporating all Non-Executive Directors in workforce engagement activities throughout the global organization. Mr. Weisenburger has experience with human resource management responsibilities in large and global organizations which enables him to assist our Boards in overseeing strategy, succession planning, talent development and our executive compensation program and positions him to lead our employee engagement efforts. As our Senior Independent Director and Chair of the Compensation Committees, Mr. Weisenburger also has extensive Board leadership experience which facilitates effective coordination of efforts with other Board members.

The main responsibilities of this role are the governance and oversight of the following matters:

- to directly engage with the workforce (which we also refer to as team members) in order to ensure their feedback and concerns are appropriately relayed to the Boards, and that strategic direction and priorities of the Boards are communicated throughout the workforce;
- to coordinate direct engagement between other Non-Executive Directors, management and the workforce, as appropriate;
- to support the Boards' discussion of employee engagement efforts and structure the contents of such discussions;
- to monitor and evaluate policies and practices relating to workforce engagement to ensure that the efforts on workforce engagement are effective, consistent with our values and support our long-term sustainable success and that employee feedback is shared and collected in a balanced and transparent way; and
- to report on the results of workforce engagement efforts, including any feedback and concerns from the workforce to the Boards periodically, and make any recommendations arising from those reports to the Boards.

We believe that having a designated Non-Executive Director who is supported in the workforce engagement efforts by senior management, the global human resources department, the subsidiary management teams and other Board members, as appropriate, allows for a wide variety of perspectives to be heard, provides for more focused oversight and clear division of responsibility, and is and continues to be an appropriate and effective workforce engagement method. In this role, Mr. Weisenburger is also supported by senior management who are responsible for the day-to-day implementation of the efforts on workforce engagement.

Our Non-Executive Directors are teamed up with our global brands to facilitate focused ship and shore site visits over the course of the year. Each Non-Executive Director engages directly with team members and local management through organized sessions, such as townhalls or less formal conversations during site visits. These partnerships are rotated periodically so each Non-Executive Director has an opportunity to engage with team members and management throughout the entire organization.

The Non-Executive Directors share their experiences with each other and incorporate these experiences in their broader service on the Boards.

Given the global nature of our business with various operating companies, most workforce engagement activity is conducted at the subsidiary level under the leadership of the respective operating company management. During fiscal 2025, our workforce engagement strategy involved a continuation of a number of initiatives, led by various leaders throughout our organization, such as an in person and virtual townhall meetings as well as visits. Mr. Weisenburger and the other Non-Executive Directors continued in-person events and visits. Through these visits, team members had the opportunity to meet and speak with members of the Boards. The Boards receive regular reports from management regarding health and safety protocols and other critical matters as they relate to the workforce. The Boards continued to work closely with management to balance the needs of the business with that of its workforce, shareholders and other stakeholders.

During fiscal 2025, with the full support of the Boards, we continued our initiatives designed to engage with and care for our workforce. Key areas of focus included outreach and wellness, culture and staffing. The Boards and their Committees received periodic reports from senior management on key issues and developments. Mr. Weisenburger reported to the full Boards on the workforce engagement efforts.

Our pay practices are established to attract and retain talented individuals at all levels of the organization and to reward performance, as described in the "Staffing" section below.

For additional information on how the interests of team members have been considered by the Boards in their discussions and decision-making, refer to the following section of the Strategic Report: 1.A.II. Purpose & Mission, Core Values and Priorities, 1.C.XIII. Human Capital Management and Employees, 1.C.XIV. Ethics and Compliance and 7. Section 172(1) Statement. A statement describing how the Directors have performed their duty to act in the way they consider, in good faith, would most likely promote the success of Carnival Corporation & plc for the benefit of its members as a whole having regard to the stakeholders and matters set out in Section 172(1) (a) to (f) of the Companies Act, is included in the Strategic Report.

OUTREACH AND WELLNESS

We have a program in place that assigns one or several Non-Executive Directors to a certain brand or group of brands for a one-year period so that they may develop a better understanding of that brand or brands' operations and culture as well as the priorities and concerns of team members. The program aims to rotate the assignments periodically so that each Non-Executive Director may, over time, engage with all our brands or groups of brands. As part of this program, in fiscal 2025 the Non-Executive Directors conducted shoreside and shipboard visits to meet with management and to engage with team members and crew.

We also remained dedicated to maintaining and improving our ongoing communication with and from team members. Our brands primarily focused on communications channels, including self-service portals, regular town halls, department meetings, weekly newsletters, email updates, captain meetings, ship team conferences with shoreside leaders, and video messages. Management, with support of the Boards of Directors, focused on initiatives in response to feedback received through these channels. Team member interaction with leaders and colleagues is encouraged in advance of the town hall meetings, and during the meetings. Town halls, in addition to other existing communication channels, such as the hotline referred to in the "Hotline for Reporting Concerns" section below, also allowed our workforce to provide comments and ask questions.

The feedback obtained from the townhall meetings, surveys and other channels resulted in various initiatives at our brands. With the support of the Boards, management actioned the feedback received through an assortment of communication, health and wellness and enrichment and recognition efforts. The initiatives to address the feedback received vary by brand. Examples of the 2025 initiatives include:

- gathering information to determine what crew facilities onboard need updating and then working with the staff officers to address the feedback;
- management training and supervisory development training for line level supervisors and middle management or officers;
- culture enriching courses and resources through computer-based learning;
- ship senior leadership meetings with middle management to identify tools to empower and facilitate the middle managers' professional development;
- ship management meetings with new team members to facilitate integration into their new working environment; and
- use of townhalls to address questions raised anonymously or arising at the event.

In 2025, we updated previously established global well-being standards for shipboard team members, including preventative health offers, such as vaccination protection and the prevention and

detection of mental illnesses, among other benefits. In 2025, we continued our focus on crew welfare. Additional activities for shipboard team members included developmental and cultural programs (language learning, seminars, financial classes),

culinary events (enhanced Sunday buffets, thematic dinners), social and recreational (movie nights, gaming), sports (basketball tournaments, free bicycle rental at ports, guest gym access), and wellness (wellness fairs, meditation sessions, spa nights).

CULTURE

Our Purpose & Mission statement, which was updated in fiscal 2023, continues to be aligned with our strategy, culture and priorities.

Our priorities, which were last refined in 2025, are as follows:

1. Ensure each of our world-class cruise lines owns its space in the vacation market.

2. Be Travel and Leisure's employer of choice.

3. Stay committed to excellence in compliance, environmental protection and the well-being of every life we touch.

4. Execute our sustainability roadmap.

5. Further strengthen our balance sheet while delivering outsized shareholder returns.

We also continue to implement and monitor our Core Values, which are the key beliefs and behaviors that define who we are, what we stand for, and how we operate. Our Core Values connect us to each other and the organization and serve as guiding principles to help us make decisions, build relationships, solve problems and achieve success.

Our Core Values, which were last refined during 2025, are as follows:

- **Listen & Learn**—We listen—actively and inclusively—to make better decisions and learn from our successes and failures.

- **Speak Up**—We can respectfully share ideas, feedback, concerns and questions with confidence.

- **Respect & Protect—**We protect what matters—our people, our company and our planet—treating everyone with dignity and respect.

- **Always Improving—**We always try to do our jobs better and innovate to drive the business forward.

- **Better Together**—We work collaboratively as a team to successfully deliver on our purpose, mission and goals.

- **Guest Obsessed**—We put our guests front and center, delighting them at every opportunity.

In 2025, we also continued our Cross Brand Culture and Engagement Survey using a common assessment centered on our Core Values across ship and shore operations for all our team members. This comprehensive annual survey remains a key management tool for tracking our cultural health and informing our initiatives, setting targets and action plans to strengthen our culture.

To further elevate the importance of strengthening our corporate culture, management, with oversight from the Boards, continued its culture governance process. Our senior management team remains responsible and accountable for developing the strategy and targets for culture improvements. Leveraging the expertise of our human resource professionals, HR leaders within each operating unit or brand are responsible for executing the strategy and providing periodic reports that summarize progress, key initiatives, and related activities.

We are focused on supporting a 'Culture of Compliance' through various compliance monitoring, communication, and continuous improvement processes. The Boards, together with their Committees, also play an important role in monitoring and assessing our culture to ensure that it is aligned with our strategy, values and mission (purpose) and reviewing management's actions to improve this alignment. As part of that role, in 2025 the Directors received and reviewed reports on the progress of our Core Values.

Our goals include fostering a positive and just culture that involves supporting recruiting, developing and retaining an exceptional workforce. A highly motivated and engaged workforce is essential to delivering

extraordinary cruise vacations. We prioritize building trust-based relationships by listening to our team members and acting on their ideas, using feedback tools to monitor our progress and guide continuous improvement. We remain focused on becoming the travel & leisure's employer of choice. We celebrate our diverse team of over 160,000 team members representing approximately 150 countries and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences, and walks of life can succeed. We care deeply for our team members and work hard to always cultivate an atmosphere of openness, respect, and trust. We know our team members are at the heart of inspiring unforgettable happiness, so we strive to be the world's number one choice for hospitality, travel and leisure careers.

STAFFING

We continued our commitment to job creation by hiring additional team members in support of team member health and well-being through right sizing staffing levels.

Our pay practices are established to attract and retain talented individuals at all levels of the organization and to reward performance. Engagement with the workforce on common pay programs with the support of the Boards were coordinated across the organization and shared locally via townhalls, communications from senior leadership and from their team leaders. Through these channels the workforce is made aware of the ways in which both they and executives participate in our pay for performance culture. Use of local engagement channels allowed each brand to tailor conversations to their specific programs. Our common programs for 2024 included merit increases and common forms of annual equity incentives for eligible employees, including expansion of participation in our performance equity incentive to a broader range of participants, which apply to our executives and key personnel. In addition, 2024 saw initiation of phase one of a common shoreside global grading structure for all jobs across all our brands, global regions, and corporate operating units. This initiative promotes enhanced career mobility within the organization, while also providing more consistent and transparent pathways for professional development and advancement. Over time, this framework is intended to be used for determining all aspects of total rewards. These programs, established with the support of the Boards of Directors, reinforce our focus on retaining, rewarding and investing in our workforce as well as the alignment of our pay for performance philosophy for executives and the workforce.

Gender and Ethnic Background Representation

In accordance with UKLR 6.6.6R(10), we are disclosing in the prescribed table format the data for our Boards and executive management as of the reference date, November 30, 2025, being the last day of our fiscal year and the reference date selected by the Boards. This data was collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

REPORTING ON GENDER IDENTITY OR SEX

	Number of Board members	Percentage of the Boards	Number of senior positions on the Boards (CEO, SID and Chair)	Number in executive management*	Percentage of executive management*
Men	6	55%	3	8	62%
Women	4	36%	—	5	38%
Not specified / prefer not to say	1	9%	—	—	—

REPORTING ON ETHNIC BACKGROUND

	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, SID and Chair)	Number in executive management*	Percentage of executive management*
White British or other White (including minority-white groups)	9	82%	3	9	69%
Mixed/Multiple Ethnic Groups	—	—	—	—	—
Asian/Asian British	—	—	—	—	—
Black/African/Caribbean/Black British	1	9%	—	—	—
Other ethnic group	—	—	—	4	31%
Not specified / prefer not to say	1	9%	—	—	—

*   In accordance with the UKLR, "executive management" comprises the Chief Executive Officer and the most senior level of managers reporting to the Chief Executive Officer, as well as the Company Secretary.

APPROACH TO DATA COLLECTION

The data above was collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

Hotline for Reporting Concerns

We have policies and procedures in place for employees and other stakeholders to report any concerns or complaints regarding actual or suspected violations of our Code of Business Conduct, our other policies, or the laws, and for appropriate investigations into and treatment of any such reports. We also provide an independent, third-party-hosted hotline where reports can be made in a secure, confidential and, where desired and permitted by applicable laws, anonymous manner. Our Compliance Committees are responsible for monitoring policies and procedures relating to submission, retention and treatment of reports described above. The Compliance Committees review and discuss on a quarterly basis reports regarding the status of hotline activity, trends and the results of any significant investigations (other than those relating to audit and accounting matters and HESS-related matters which are reviewed by the Audit Committees and HESS Committees, respectively). The reports are also shared with the full Boards. The Compliance Committees also review on a regular basis the policies and procedures relating to hotline complaints to ensure that they remain appropriate and effective.

Internal Control and Risk Management

A description of the Carnival Corporation & plc internal controls and risk management systems in relation to the financial reporting process can be found in the Strategic Report under Section 3. "Internal Control and Risk Assessment" and in the Proxy Statement under "Risk Oversight."

Directors' Responsibility for Financial Statements

The Statement of Directors' Responsibilities in relation to the Carnival plc financial statements is included in the Carnival plc Directors' Report attached as Annex A to the Proxy Statement.

Statement of Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code 2018 applied to Carnival plc during the course of the financial year. Set out below is a chart that illustrates how Carnival Corporation & plc has applied the principles of the UK Corporate Governance Code during the year ended November 30, 2025. A copy of the UK Corporate Governance Code is available on the website of the FRC at **www.frc.org.uk.**

1. Board leadership and company purpose

A.	Effective Board	Proxy Statement: "Governance and Board Matters." Carnival plc Corporate Governance Report: "Board Performance Evaluations"; "Board Structures and Delegation to Management." Carnival plc Strategic Report: "7. Section 172(1) Statement."
B.	Purpose, values and culture	Carnival plc Corporate Governance Report: "Workforce engagement"—"Culture"; "Board Performance Evaluations."
C.	Governance framework and Board resources	Carnival plc Corporate Governance Report: "Board Performance Evaluations"; "Board Structures and Delegation to Management."
D.	Stakeholder engagement	Carnival plc Corporate Governance Report: "Workforce Engagement"; "Relations with Shareholders."
		Proxy Statement: "Shareholder Engagement"
		Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"—"Shareholder Engagement."
		Carnival plc Strategic Report: "1.A.II. Purpose & Mission, Vision, Values and Priorities"; "1.C.II. Ships Under Contract for Construction"; "1.C.VII. Cruise Pricing and Payment Terms"; "1.C.IX. Onboard and Other Revenues"; "1.C.XI. Sales Channels"; "1.C.XII. Suppliers"; "1.C.XVIII. Governmental and Other Regulations"; and "7. Section 172(1) Statement."
E.	Workforce policies and practices	Carnival plc Corporate Governance Report: "Workforce engagement"; "Hotline for Reporting Concerns."
		Carnival plc Directors' Report: "Corporate and Social Responsibility"—"Employees."
		Carnival plc Corporate Governance Report: "Workforce Engagement."

2. Division of responsibilities

F.	Board roles	Carnival plc Corporate Governance Report: "Board Balance and Independence"; "Board Procedures and Responsibilities"; "Board Structures and Delegation to Management."
G.	Independence	Carnival plc Corporate Governance Report: "Board Balance and Independence."
H.	Time commitment and external appointments	Carnival plc Corporate Governance Report: "Board Procedures and Responsibilities"; "Board Performance Evaluations."
I.	Resources, information and Company Secretary	Proxy Statement: "Board Orientation and Education."

		Carnival plc Corporate Governance Report: "Information and Professional Development."
3. Composition, succession and evaluation		
J.	Appointments to the Board	Carnival plc Corporate Governance Report: "Board Composition."
		Proxy Statement: "Nominations of Directors."
K.	Boards skills, experience and knowledge	Carnival plc Corporate Governance Report: "Board Refreshment"; "Board Composition"; "Corporate Governance Guidelines."
		Proxy Statement: "2026 Nominees for Re-Election to the Boards."
L.	Annual Board evaluation	Carnival plc Corporate Governance Report: "Board Performance Evaluation."
4. Audit, risk and internal control		
M.	External and internal audit, integrity of financial statements	Proxy Statement: "Report of the Audit Committees."
		Carnival plc Corporate Governance Report: "Carnival plc Supplement to the Report of the Audit Committees"; "Corporate and Social Responsibility."
N.	Assessment of company's position and prospects	Carnival plc Corporate Governance Report: "Statement of Directors' Responsibilities"; "Board Structures and Delegation to Management."
O.	Internal financial controls and risk management	Carnival plc Corporate Governance Report: "Internal Control and Risk Management."
		Proxy Statement: "Risk Oversight."
		Carnival plc Strategic Report: "3. Internal Control and Risk Assessment."
5. Remuneration		
P.	Linking remuneration with purpose and strategy	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"—"Our Compensation Philosophy"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design, Elements and Pay Mix."
Q.	Procedure for developing remuneration policy	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design"; "Elements and Pay Mix."
		Carnival plc Directors' Remuneration Report (Part II): "2. Implementation Section"—"2.1 Implementation of Approved Policy," "2.9 Non-Executive Directors."
R.	Remuneration outcomes	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design"; "Elements and Pay Mix."

Carnival Corporation & plc has applied all principles of the UK Corporate Governance Code and complied with its provisions throughout the year ended November 30, 2025, with the following exceptions:

• Provision 3 provides that the Chair should seek regular engagement with major shareholders. While our Chair participates in select shareholder engagement meetings, as an Executive Director and a significant shareholder, he does not lead our Board's regular shareholder engagement program. In order to facilitate effective shareholder engagement and achieve what we believe to be a

better corporate governance outcome, our shareholder engagement program is primarily led by our investor relations team and our CEO, with support from other members of senior management, our Chair, our Senior Independent Director, and other Non-Executive Directors and/or Committee chairs, as appropriate, as explained in this Corporate Governance Report under "Relations with Shareholders" and in the Proxy Statement under "Shareholder Engagement";

- Provision 19 provides that the Chair should not remain in post beyond nine years from the date of their first appointment to the Board. In addition, Provision 9 provides that the Chair should be independent on appointment. Our Chair of the Board of Directors of Carnival plc has been in his post for longer than nine years and was not considered independent on appointment. The Boards believe that due to Mr. Arison's unique experience and skills, his continued service as Chair is in the best interests of the Companies and their shareholders, as explained in this Corporate Governance Report under "Board Balance and Independence;"

- Provision 21 provides that FTSE 350 companies should undertake an externally facilitated board review at least every three years. The Boards, supported by the N&G Committees, oversaw a rigorous internal evaluation of the Boards, their Committees during fiscal 2025. The Boards consider this approach effective and may engage an

external third-party facilitator on an as-needed basis, but not necessarily according to a strict schedule. The most recent externally facilitated review was conducted in 2022. See "Board Performance Evaluations" in this Corporate Governance Report for additional information.

- Provision 36 provides that share grants granted to Executive Directors should be subject to a total vesting and holding period of five years or more and that a formal policy for post-employment shareholding requirements should be developed. Our share grants to our U.S.-based CEO are subject to vesting periods that are less than five years, consistent with standard U.S. compensation practices, as explained in Part I of the Carnival plc Directors' Remuneration Report (included in our Proxy Statement) under "Equity-based Compensation." In addition, we do not have a formal policy for a Director's post-employment shareholding, consistent with standard U.S. compensation practices, as explained in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement under "Statement by Randall Weisenburger, Chair of the Compensation Committees"; and

- Provision 38 provides that only basic salary should be pensionable. The annual bonuses of our U.S. Executive Directors, consistent with U.S. pay practices, form part of their pensionable salary, as explained in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement under "Total Pension Entitlements."

This Corporate Governance Report was approved by the Board of Directors and is signed by order of the Board of Directors by:

DOREEN S. FURNARI
Company Secretary

January 27, 2026







CARNIVAL
CORPORATION & PLC.









Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States
www.carnivalcorp.com

Carnival plc
Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom
www.carnivalplc.com